As filed with the Securities and Exchange Commission on April 9, 2012

Registration No. 333-176844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENOVA INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6141	45-3190813
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 West Jackson Blvd.

Chicago, Illinois 60606

(312) 568-4200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Ho

President and Chief Executive Officer

200 West Jackson Blvd.

Chicago, Illinois 60606

(312) 568-4200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

L. Steven Leshin Douglas M. Berman Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000	Maurice Blanco Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer,” or “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (do not check if a smaller reporting company)	☒	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	April 9, 2012

Shares

Common Stock

This is an initial public offering of the common stock of Enova International, Inc. No public market currently exists for our common stock. We are offering              shares of our common stock. Enova International, Inc. is currently a wholly-owned subsidiary of Cash America International, Inc. We will use the net proceeds of this offering to satisfy certain of our obligations owed to Cash America International, Inc. We expect the initial public offering price to be between $                     and $                     per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ENVA.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2012.

UBS Investment Bank	Barclays	Jefferies

JMP Securities	Raymond James	William Blair & Company

Keefe, Bruyette & Woods	Roth Capital Partners	Sterne Agee

enova™

Helping hardworking people to fulfill their financial responsibilities with fast, trustworthy credit.

2,114,900
customers served from 2006 through 2011

2011 Customer Transactions*

	in number of transactions		credit extended
	3,994,372		$2,095,659,000
	10,943	per day	$5,741,532
	456	per hour	$239,230

Adjusted EBITDA**

in thousands of dollars

$26,918
$47,446
$47,019
$62,928
$87,552
2007 2008 2009 2010 2011

Net Income

in thousands of dollars

$12,242
$21,951
$17,703
$24,821
$37,032
2007 2008 2009 2010 2011

* The number of customer transactions does not include customer transactions under a micro line of credit program, which we refer to in this prospectus as MLOC. We stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. For further information, see "Management's discussion and analysis of financial condition and results of operations – Customer Transactions."

** A reconciliation of Adjusted EBITDA to Net Income is contained on page 53 under the caption "Selected historical consolidated financial data" in the prospectus.

We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us, or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 12, before deciding whether to purchase shares of our common stock.

Unless the context otherwise requires, we use the terms the “company,” “we,” “us” and “our” in this prospectus to refer to Enova International, Inc. and its subsidiaries on a consolidated basis. We use the term “Cash America” in this prospectus to refer to Cash America International, Inc., our parent company, and its subsidiaries on a consolidated basis, other than us. In this prospectus, when we refer to a “transaction,” we mean any transaction whereby a customer is provided an advance of credit, whether through direct funding of a loan originated by us, through a loan funded by an unaffiliated lender in connection with our credit services organization and credit access business programs (which includes our finance brokerage activity in Australia) or through a micro line of credit advance originated by a third-party lender if we acquired a participation interest in such advance, and includes new loans, renewals (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge) and each advance on a line of credit. All references to $’s in this prospectus represent U.S. dollars, unless expressly stated otherwise.

OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 80 million website page views and approximately $2.1 billion in credit extended in 2011. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In 2011, we processed approximately 4.0 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2011, we derived 53% of our total revenue in the United States and 47% of our total revenue internationally. In 2010, we derived 73% of our total revenue in the United States and 27% of our total revenue internationally. The vast majority of our international revenue in 2011 and 2010 was derived from our operations in the United Kingdom. In 2011, we derived 44% of our total revenue from the United Kingdom and 3% from Australia and Canada. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada.

We were an early mover into online lending, launching our online business in 2004. We have developed a proprietary underwriting system based on data we have collected over our seven years of experience.

This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer and to speed product delivery. Our systems also monitor loan collection and portfolio performance data that we utilize to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

We provide or arrange multiple types of unsecured lending products for consumers in four countries:

➢

Short-term consumer loans.    We offer single payment consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada. Through our credit services organization, credit access business and finance brokerage programs, or our CSO programs, we arrange third-party lenders’ single payment consumer loan products in some markets by acting on behalf of consumers in accordance with applicable laws. Generally, terms are seven to 45 days, loan amounts range from $50 to $2,500, depending on applicable law, and customers promptly receive funds deposited in their bank account in exchange for a pre-authorized debit from their accounts. We also offer lines of credit of up to $1,800 in several U.S. states, depending on applicable law, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit. The fees we charge for short-term single payment consumer loans in the United States vary by jurisdiction but typically range between $10 to $25 per $100 borrowed, and the fees we charge for short-term single payment consumer loans in the foreign markets in which we operate, which are the United Kingdom, Australia and Canada, also vary but typically range between 20 and 29.50 per 100 borrowed in their respective currencies. Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to consumers with top-tier credit histories by commercial banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit consumers.

➢

Installment consumer loans.    We offer installment loans in the United Kingdom and in several U.S. states. Generally, terms are between four and 36 months, and loan amounts range from $75 to $3,100, depending on applicable law.

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. We measure our business using several financial and operating metrics. Our key metrics include the number of new customers and total number of customer transactions, in addition to other measures described under “Management’s discussion and analysis of financial condition and results of operations—Measurement of the Business.” The following charts show our growth in the number of new customers and total number of customer transactions completed in each year from 2007 through 2011, excluding the new customers and customer transactions in 2008, 2009 and 2010 related to micro line of credit, or MLOC, services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances as described further under “Management’s discussion and analysis of financial condition and results of operations—Our Products.”

The following charts show our growth in revenue and Adjusted EBITDA by year from 2007 through 2011. See “Management’s discussion and analysis of financial condition and results of operations—Adjusted EBITDA” for a definition of Adjusted EBITDA, which is a non generally accepted accounting principles measure, and a reconciliation of Adjusted EBITDA to net income.

We currently operate in the United States and internationally, and we believe there are significant market opportunities in both. We currently operate in the following countries:

➢	United States. We began our online business in the United States in May 2004. As of the date of this prospectus, we operate in 32 states under the name CashNetUSA at www.cashnetusa.com.

➢

United Kingdom.    We operate in the United Kingdom under the names QuickQuid at www.quickquid.co.uk and Pounds to Pocket at www.poundstopocket.co.uk. We began our QuickQuid short-term consumer loan business in July 2007 and our Pounds to Pocket installment consumer loan business in September 2010.

➢	Australia. We began our operations in Australia in May 2009, where we operate under the name DollarsDirect at www.dollarsdirect.com.au.

➢

Canada.    We began our operations in Canada in October 2009. As of the date of this prospectus, we operate in the provinces of Ontario, British Columbia and Alberta under the name DollarsDirect at www.dollarsdirect.ca.

OUR INDUSTRY

The Internet has transformed how consumers shop for and acquire products and services. According to Frost & Sullivan, global Internet usage increased 75% from 2005 to 2010, and is expected to increase another 40% by the end of 2015. As Internet usage continues to increase, we expect consumer preference for online purchases to increase. In 2001, less than 30% of adults in the United States used the Internet to buy a product; by 2011, that figure had increased to more than 70%, according to Pew Research.

As a number of traditional financial services such as banking, bill payment and investing have become available online, a growing number of consumers are moving online to complete their financial transactions. According to Forrester Research, or Forrester, approximately 59% of U.S. adults banked online in 2010. This level of use highlights consumer acceptance of the Internet for conducting financial transactions and willingness to entrust financial information to online companies. We believe the increased acceptance of online financial services has led to the increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24 hour per day availability, speed of funding and transparency of fees and interest.

We believe that many traditional financial service providers are unwilling or unable to serve our primary customer base due to the higher costs and risks associated with serving these consumers. Our customer base is comprised largely of individuals living in households that earn less than $75,000 or £40,000 annually in the United States and the United Kingdom, respectively, many of whom are considered sub-prime borrowers. Based on our analysis of industry data, we believe our addressable markets are approximately 43 million and 15 million households in the United States and United Kingdom, respectively.

Demand for products like ours was highlighted by a recent paper from the National Bureau of Economic Research which found that almost half of the Americans surveyed reported that it is unlikely that they would be able to gain access to $2,000 to cover a financial emergency, even if given a month to do so. We believe consumers want access to fast and convenient credit from a reputable and trustworthy source.

OUR COMPETITIVE STRENGTHS

The consumer loan markets in which we operate are very competitive and highly fragmented. We face increased competition from banks, credit unions, other consumer lenders and retail businesses offering similar financial services. We also face increased competition from other online competitors, many of whom we believe may have not devoted the significant resources to regulatory compliance that we have. However, we believe that the following competitive strengths position us well for continued growth:

➢

Scalable and flexible technology platform.    Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

➢

Proprietary analytics and data.    We have developed a fully integrated decision engine that rapidly evaluates and makes credit determinations throughout the customer relationship, including marketing, underwriting, customer service and collections. Our proprietary models are built from over 3.3 terabytes of internal data which includes several years of lending history and millions of transactions. We continually refine our underwriting system to manage default risk and to structure loan terms. We believe our system provides more predictive assessments of future loan behavior when compared to traditional credit assessments such as Fair Isaac Corporation, or FICO, scoring models.

➢

Focus on customer experience.    We believe that alternative credit consumers are not adequately served by other existing providers. To better serve these consumers, we established customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

➢

Customer loyalty and brand recognition.    We believe we have established strong relationships with our customer base over the previous seven years. We were an early mover into online lending and have continued to invest in our brands to further increase visibility. We believe customers who wish to access credit again may return to us because of our dedication to customer service and our programs that benefit returning customers. In order to develop a comparable database of customers, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios.

➢

Strong emphasis on regulatory and compliance structure.    We conduct our business in a highly regulated industry. We have devoted significant resources to comply with the laws that apply to us while we believe many of our online competitors have not. Consequently, such competitors may face increased regulatory and compliance risks. We have extensive experience in regulatory and legal compliance and have tailored our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations, loan amounts and disclosures. Our technology platform was designed to allow us to launch new products in compliance with applicable laws and regulations and with a focus on customer protection.

OUR STRATEGY

Our vision is to be the most trusted online alternative financial resource for hard working people internationally through world-class technology, analytics, operational excellence and customer support. The key elements of our strategy to deliver upon this vision include:

➢

Increase penetration in existing markets.    We believe that we have only reached a small number of the potential customers for our products and services in the markets in which we currently operate. We will continue to pursue new customer acquisition through channels such as lead generation (sourcing potential customers via third-party lead providers, which use digital, email or other marketing efforts to acquire and provide us with loan applicants), traditional advertising and digital advertising. We also leverage our platform by offering online loans to consumers referred to us by certain storefront lending companies, including Cash America, further increasing penetration in markets we currently serve.

➢

Expand globally to reach new markets.    We intend to build on our global reach by entering new markets, particularly in Latin America and Europe. When pursuing geographic expansion, factors we consider include widespread Internet usage and government policies that promote the extension of credit. Our launch into the United Kingdom in 2007 and Australia and Canada in 2009 demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 1% of our total revenue, to $225.6 million in 2011, or 47% of our total revenue. We are currently exploring new international opportunities and recently began testing a micro line of credit product for consumers in Mexico.

➢

Introduce new products and services.    We plan to further penetrate existing markets and attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single payment consumer loans to installment and line of credit products, using our analytics expertise and our flexible and scalable technology platform. We will continue to develop additional solutions for our customer base with other innovative products.

➢	Continuous process improvement. Our key areas of continuing focus are:

➢	integrating new data sources to refine our predictive models, which is intended to improve the performance of our portfolio;

➢	increasing loan volumes through efficient and cost effective marketing;

➢	improving customer conversion across the application process; and

➢	improving call center efficiency metrics.

OUR RELATIONSHIP WITH CASH AMERICA

We are currently a wholly-owned subsidiary of Cash America. In addition to our business, Cash America provides specialty financial services to individuals through retail services locations. Cash America has informed us that it desires to establish a public market for our common stock and, by doing so, establish a market value for our business that is independent from the market value of Cash America’s common stock and gives us the ability to focus singularly on our business strategies while Cash America focuses on its strategy of expanding its storefront business and products in the United States and Latin America.

Upon completion of this offering, Cash America will own     % of our outstanding shares of common stock (     % if the underwriters exercise their over-allotment option in full). As a result of its anticipated ownership of our common stock following this offering, Cash America will be our largest stockholder following the offering and will control all matters submitted to the vote of our stockholders. Cash America is not subject to any contractual obligation to maintain its share ownership other than the 180-day lock-up period as described under the section entitled “Underwriting.” Cash America, in its sole discretion, may decide to sell all or any portion of the remaining shares it owns at any time following the expiration or waiver of the lock-up period restrictions described under “Underwriting.”

Cash America has informed us that its objective is to own at least 80% of our outstanding common stock immediately following the completion of this offering (including after giving effect to the potential exercise in full by the underwriters of their over-allotment option). However, Cash America has also informed us that its objective is to eventually own between 35% and 49% of our outstanding shares of common stock to permit accounting for its investment in us using the equity method of accounting and to discontinue consolidating our results of operations with its consolidated results of operations.

OUR SEPARATION FROM CASH AMERICA

We were formed on September 7, 2011. On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America has engaged in its online financial services business prior to the contribution in exchange for 33 million shares of our common stock. We presently depend on Cash America for a number of administrative functions. In connection with this offering, we will enter into agreements with Cash America related to certain post-offering matters, including a separation agreement, a transition services agreement, a credit agreement, a registration rights agreement, a tax sharing agreement, an employee matters agreement and a marketing and customer referral agreement. These agreements will be in effect as of the completion of this offering and will govern various interim and ongoing relationships between Cash America and us, including the extent and manner of our dependence on Cash America for administrative services following the completion of this offering.

Following completion of this offering, Cash America will continue to offer alternative financial services and other financial services to consumers through its retail services locations in markets served by us. We currently provide to Cash America underwriting and other analytical services for use in its alternative financial services business. Immediately prior to completion of this offering, we will enter into a credit underwriting services agreement with Cash America pursuant to which we will continue to provide our underwriting and analytical services to Cash America.

For more information regarding the agreements we will enter into with Cash America, see “Our relationship with Cash America.”

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk factors” beginning on page 12 of this prospectus. These include:

➢

Our products and services are subject to extensive regulation and supervision under various federal, state, local and foreign laws, ordinances and regulations. In addition, the Consumer Financial Protection Bureau, which was created by the Dodd-Frank Wall Street Reform and Consumer

Protection Act of 2010, has announced the commencement of regulatory, supervisory and enforcement powers over certain providers of consumer credit, including us. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary or other penalties. The enactment, change or interpretation of applicable laws and regulations could have a material adverse effect on our business activities or effectively eliminate some of our current products and services in certain markets in which we operate.

➢

Adverse decisions in litigation or regulatory proceedings could cause us to change or eliminate our current or future product offerings, could require substantial management time and expenditures and could have a material adverse effect on our business.

➢	Judicial decisions, Consumer Financial Protection Bureau rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

➢	Media reports and public perception of consumer loans as being predatory or abusive could materially adversely affect our consumer loan business.

➢

We offer or arrange consumer loans over the Internet to customers in the United Kingdom, Australia and Canada. If political, regulatory or economic conditions deteriorate in any of these countries, our ability to continue offering or arranging consumer loans in such countries could be limited and could have a material adverse effect on our foreign operations. In particular, proposed legislation in Australia, if passed, could limit or restrict our ability to offer or arrange loans there and could cause us to exit that market.

➢

New debt collection guidance issued by the U.K. Office of Fair Trading could restrict our ability to debit our customers’ accounts in the United Kingdom and could result in significant changes to our current operations and collection practices.

➢	Potential limitations on short-term consumer credit loan renewals in the United Kingdom could adversely affect us.

➢	The concentration of our revenue in certain products and jurisdictions could adversely affect us.

➢	The failure of lead providers to continue to send us customer leads could have a material adverse effect on our business.

➢

The failure of third-party lenders to offer loans under our CSO programs or the failure of third-party suppliers to maintain their products, services or support could have a material adverse effect on our revenue and earnings.

➢	Any increased restriction on the use or protection of personal data could affect our underwriting and have a material adverse impact on our business.

➢	A decreased demand for our products and alternative financial services and our failure to adapt to such decrease could adversely affect results of operations and financial condition.

➢	Our U.S. competitors’ use of other business models could have a material adverse effect on our business.

➢

Increased competition from banks, savings and loans, other consumer lenders, and other entities offering similar financial services, as well as retail businesses that offer products and services we offer, could adversely affect our results of operations.

➢

An interruption to, shutdown of or inability to access the facilities in which our Internet operations and other technology infrastructure reside could materially adversely affect our business, prospects, results of operations and financial condition.

➢

A security breach of our computer systems, a cyber attack or fraudulent activity could interrupt or damage our operations or harm our reputation and subject us to liability if confidential customer information is misappropriated from our computer systems, which could have a material adverse effect on our business.

➢	Failure to manage our credit risk and allowance and liability for estimated loan losses through our underwriting system may adversely affect our results of operations.

➢

Failure to manage the risk of impairment, the risk of interest rate fluctuation, the fluctuations in currency exchange rates and the operation of the credit facility we will enter into with Cash America could adversely affect our business.

➢	Our inability to obtain or maintain access to additional capital could limit our ability to operate our business.

➢

Our failure to maintain our technological edge or to protect our software and other proprietary intellectual property rights could put us at a disadvantage to our competitors and could have a material adverse effect on our business.

➢

The inability to retain our highly-skilled personnel or to hire additional personnel could hinder our ability to develop and successfully market our products and services and our business could be harmed.

➢	Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

➢	Our separation from Cash America may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

➢

Our separation agreement with Cash America requires us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware on September 7, 2011. Our principal executive offices are located at 200 West Jackson Blvd., Suite 2400, Chicago, IL 60606. Our telephone number is (312) 568-4200. Our website address is www.enova.com. Information contained on or accessible from our websites is not incorporated by reference into this prospectus, and you should not consider information on our websites as part of this prospectus.

TRADEMARKS

CASHNETUSA® , QUICKQUID®, DOLLARSDIRECT, POUNDS TO POCKET and the “e” logo are our key trademarks and are registered under applicable trademark laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate that we will not assert our rights or the rights of the applicable licensor to these trademarks and trade names to the fullest extent under applicable law. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The offering

Common stock offered by us	shares shares

Underwriters’ option to purchase additional common stock from us	shares

Common stock to be held by Cash America immediately after completion of this offering	shares

Common stock outstanding immediately after completion of this offering	shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million ($ million if the underwriters exercise in full their over-allotment option), assuming an initial offering price of $ , the midpoint of the range of prices set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will use all of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America (totaling approximately $410.8 million as of December 31, 2011). After application of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America, there will not be any remaining net proceeds from this offering available for use in our business.

Risk factors	Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk factors” beginning on page 12.

Exchange listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ENVA.”

Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

➢	assumes an offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus;

➢	gives effect to the transactions described under “Our relationship with Cash America;”

➢	assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us; and

➢

includes              shares of common stock to be issued to our executive officers, non-employee directors and other employees in connection with the completion of this offering, but excludes shares of common stock reserved for future issuance under our incentive plan.

Summary historical consolidated financial data

The following tables present summary historical consolidated financial data for our business. You should read this information together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information, each included elsewhere in this prospectus. The summary historical consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes.

We derived the summary historical consolidated income statement data for each of the three years in the period ended December 31, 2011 and consolidated balance sheet data as of December 31, 2011 and 2010 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2009 was derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated other data for the years ended December 31, 2011, 2010 and 2009 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.” Our historical results are not necessarily indicative of our results for any future period.

Summary consolidated income	Year Ended December 31,
statement data:	2011	2010(1)	2009(1)
	(dollars in thousands, except per share data)
Revenue
Domestic	$254,752	$276,295	$214,479
Foreign	225,588	102,022	40,498

Total Revenue	480,340	378,317	254,977
Cost of Revenue	201,687	164,957	109,174

Gross Profit	$278,653	$213,360	$145,803

Income from Operations	$76,289	$54,369	$39,722
Net Income	37,032	24,821	17,703

Earnings per share
Earnings per share, basic and diluted	$1.12	$0.75	$0.54
Weighted average shares outstanding, basic and diluted	33,000	33,000	33,000

(1)	Results of operations for the years ended 2010 and 2009 include revenue and results of operations of the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our MLOC services business.

	As of December 31,
Summary consolidated balance sheet data:	2011	2010	2009
	(dollars in thousands)
Cash	$38,160	$19,187	$27,261
Consumer loans, net	163,933	90,355	60,787
Total assets	534,437	421,767	375,736

Affiliate notes payable	410,815	270,269	255,799
Long-term liabilities	445,139	293,309	274,086

	Year Ended December 31,
Summary consolidated other data:	2011	2010(1)	2009(1)
	(dollars in thousands)
Number of customer transactions
Domestic	2,312,455	3,905,696	2,947,204
Foreign	1,681,917	923,474	413,929

Total	3,994,372	4,829,170	3,361,133

Volume of customer transactions
Domestic	$1,156,594	$1,554,285	$1,230,885
Foreign	939,065	458,811	174,188

Total	$2,095,659	$2,013,096	$1,405,073

Adjusted EBITDA(2)	$87,552	$62,928	$47,019

(1)

Includes number of domestic transactions and dollar amounts of domestic customer transactions associated with the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our MLOC services business.

(2)	The following table presents a reconciliation of net income, the most comparable generally accepted accounting principles, or GAAP, measure to Adjusted EBITDA for each of the periods presented. See “Management’s discussion and analysis of financial condition and results of operations” for a definition of Adjusted EBITDA.

	Year Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Net Income	$37,032	$24,821	$17,703

Adjustments:
Depreciation and amortization expenses	11,263	8,559	7,297
Interest expense, net	17,420	15,209	11,852
Foreign currency transaction loss (gain)	487	156	(38)
Provision for income taxes	21,350	14,183	10,205

Adjusted EBITDA	$87,552	$62,928	$47,019

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to purchase shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Adverse changes in laws or regulations affecting our consumer loan business could negatively impact our operations.

Our products and services are subject to extensive regulation and supervision under various federal, state, local and foreign laws, ordinances and regulations. In addition, as we develop new products and services, we will become subject to additional federal, state, local and foreign laws, ordinances and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or to expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national, state and local levels, as well as foreign governments, may seek to impose new regulatory restrictions or licensing requirements or interpret or enforce existing requirements in new ways. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary or other penalties. We face the risk that restrictions or limitations resulting from the enactment, change or interpretation of laws and regulations could negatively affect our business activities or effectively eliminate our ability to offer current or future loan products or services.

In particular, the regulatory environment surrounding consumer loans such as we offer has, in recent years, been active in many jurisdictions in which we operate. Legislative or regulatory activities in certain jurisdictions aimed at consumer loan products such as ours have limited, and may in the future limit, the amount of interest and fees allowed on such consumer loans, the number of such consumer loans that customers may receive or have outstanding, or other terms, conditions or features of such consumer loans. As discussed below under “—Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business,” such actions have caused us to cease or modify our offerings in certain jurisdictions and may make the offering of some or all of our products less profitable or could eliminate our ability to offer some or all of our products in the future. Legislative or regulatory activities are pending in Australia, the United Kingdom and Missouri, and if legislative or regulatory action in those jurisdictions results in changes to existing laws or regulations, we may need to cease conducting business in those jurisdictions or modify our offerings, which could make the offering of our products less profitable or eliminate our ability to offer some or all of our products in those jurisdictions, as discussed below under “—Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business,” “—We may need to exit Australia if proposed consumer loan legislation passes” and “—The legislative and regulatory environment in the United Kingdom could become more hostile to the consumer loan business.”

Certain consumer advocacy groups and legislators at the federal and state levels and at comparable levels in foreign governments have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of loan products such as ours. In particular, both the executive and

Risk factors

legislative branches of the U.S. federal government continue to receive significant pressure from consumer advocates and other industry opposition groups, and those governmental branches have recently exhibited an increased interest in debating legislation that could further regulate consumer loan products, such as those we provide. The U.S. Congress, as well as similar state and local bodies and similar foreign authorities, have debated, and may in the future adopt, proposed legislation that could, among other things, place a cap on the effective annual percentage rate on consumer loans, place a cap on the dollar amount of fees that may be charged for consumer loans, ban loan renewals or limit the number of loan renewals and the rates to be charged for loan renewals, require lenders to offer extended payment plans, allow only minimal origination fees for loans, require lenders to be bonded, or require lenders to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity.

We cannot currently assess the likelihood of the proposal or enactment of any future unfavorable U.S. federal, state or local or comparable foreign legislation or regulations. There can be no assurance that additional legislative or regulatory initiatives will not be enacted that could restrict, prohibit or eliminate our ability to offer some or a significant part of our consumer loan products. Any legislative or regulatory action that restricts, by imposing interest rate or annual percentage rate limits on consumer loans such as ours or otherwise prohibits, or places restrictions on, such consumer loans and similar services, if enacted, could have a material adverse impact on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Consumer loans are highly regulated under applicable U.S. and foreign federal laws and regulations.

Consumer loans, such as those we provide, are highly regulated under federal laws. Federal legislation affecting consumer lending, such as that engaged in by us, including interest rate cap bills that would effectively prohibit such lending, have been introduced in the U.S. Congress in the past. Earlier federal efforts culminated in federal legislation effective in October 2007 that limits the interest rate and fees charged on certain consumer loans to members of the U.S. military, active duty reservists, members of the National Guard and their immediate families to 36% per annum, which effectively prohibits us from offering certain of our consumer loan products to members of the military or their families.

The U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Title X of the Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB. The CFPB became operational in certain respects in July 2011, although it did not have the ability to oversee and exercise its full authority over non-depository institutions and implement related rules until a permanent director was installed. On January 4, 2012, President Obama appointed a Director of the CFPB in a recess appointment bypassing Senate confirmation. Although there remain doubts about the legality of this appointment and the appointment may be subject to legal challenge, the CFPB has announced that it will now exercise full regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services such as us.

The CFPB’s powers include explicit supervisory authority to examine and require registration of such providers of consumer financial products and services, including providers of certain unsecured lending products such as us; the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive” or “abusive,” and hence unlawful; and the authority to impose record keeping obligations. We do not currently know the nature and extent of the rules the CFPB will consider for consumer loan products and services such as ours or the timeframe in which the CFPB may adopt such rules.

Risk factors

The CFPB has indicated that it intends to systematically gather data to obtain a complete picture of the consumer loan market and its impact on consumers, and in January 2012, the CFPB also released its Short-Term, Small-Dollar Lending Examination Procedures, which is the field guide CFPB examiners will use when examining small-dollar lenders such as us. The CFPB’s examination authority permits CFPB examiners to inspect our books and records and ask questions about our business, and the examination procedures include specific modules for examining marketing activities, loan application and origination activities, payment processing activities and sustained use by consumers, collections, defaults and consumer reporting and third-party relationships. Although the CFPB does not have the authority to regulate fees or interest rates, it is possible that the CFPB could propose and adopt rules making short-term consumer lending products and services materially less profitable or even impractical to offer, which could force us to modify or terminate certain of our product offerings in the United States. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to other consumer loan products and services. Any such rules could have a material adverse effect on our business, results of operations and financial condition or could make the continuance of all or part of our current U.S. business impractical or unprofitable.

In addition to the Dodd-Frank Act’s grant of regulatory and supervisory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB. If the CFPB or one or more state officials believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

Certain other U.S. federal laws also affect our business. For example, because short-term and installment consumer loans, such as those we provide, are viewed as extensions of credit, we must comply with the federal Truth-in-Lending Act and Regulation Z adopted under that Act. Additionally, we are subject to the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, and the Gramm-Leach-Bliley Act, among other laws, and with respect to our Credit Services Organization programs, which in Texas is called a credit access business, collectively referred to as our CSO programs, the Fair Debt Collection Practices Act. A failure to comply with any applicable federal law or regulation could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, our marketing efforts and the representations we make about our products and services are subject to federal and state unfair and deceptive practice statutes. The Federal Trade Commission enforces the Federal Trade Commission Act, and state attorneys general and private plaintiffs may bring legal actions under analogous state statutes. If we are found to have violated any of these statutes, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, or CCA, and related rules and regulations, including certain provisions of the European Union Consumer Credit Directive, or the EU CCD, which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of

Risk factors

financial information. We must also follow the Irresponsible Lending Guidance of the Office of Fair Trading, or OFT, which provides greater clarity for lenders as to business practices that the OFT believes constitute irresponsible lending under the CCA. We are subject to the requirements of the Data Protection Act 1988, or the DPA, and are fully registered as a data-controller under the DPA as required. Finally, we are certified under the EU Safe Harbor provision, which allows us to pass European Union, or EU, data to non-EU countries. Changes in these laws or regulations, or changes to the laws or regulations of the EU, or our failure to comply with these laws or regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition. See “—The legislative and regulatory environment in the United Kingdom could become more hostile to the consumer loan business,” “—New debt collection guidance issued by the OFT could restrict our ability to debit our customers’ accounts in the United Kingdom and could result in significant changes to our current operations and collection practices,” and “—Potential limitations on short-term consumer loan renewals in the United Kingdom could adversely affect us.”

In Australia, we act as a finance broker, offering the lending products of unaffiliated third-party lenders, which is similar to our CSO programs in the United States. We follow the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or the NCCPA. However, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011 and includes limitations on the interest rate charged on certain consumer loans, such as those arranged by us, and prohibits loan extensions and refinancings. See “—We may need to exit Australia if proposed consumer loan legislation passes.”

In Canada, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws for and regulation of our industry to the respective provinces, so all regulation of the consumer lending industry is conducted at the provincial level. Changes in Canadian laws and regulations in the future could have an adverse impact on our Canadian business operations.

Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business.

As of the date of this prospectus, we operate in 32 states in the United States. Currently, we do not conduct business in the remaining states or in the District of Columbia due to, among other reasons, specific legislative restrictions, such as interest rate ceilings and loan amount restrictions. Moreover, the product offerings in the states in which we operate may be limited by future legislative or regulatory restrictions. In addition, regulations adopted by some states require that all borrowers of certain loan products, such as those we provide, be listed in a database and limit the number of such loans a borrower may have outstanding.

In 2010 and 2011, more than 200 bills were introduced in U.S. state legislatures, including bills in virtually every state in which we are doing business, with the intent of addressing various aspects of consumer lending activity, such as that engaged in by us. Laws prohibiting consumer loans and similar products or services, such as those we provide, or making them less profitable or unprofitable, could be passed in states where we currently lend and existing enabling laws for the short-term consumer loans we offer could expire or be amended at any time. For instance, since 2006 legislation enacted in Arizona, Colorado, Illinois, Maryland, Minnesota, Montana, New Hampshire, Ohio, Oregon, Washington and Wisconsin has impacted the consumer loan products and services we had historically offered in those states. Due to those legislative changes, we ceased offering consumer loans to residents in the states of Arizona, Colorado, Montana and New Hampshire and discontinued the CSO program that we offered in Maryland. In addition, these changes have altered the terms upon which we offer loans to consumers in other states, such as Illinois, Minnesota, Ohio, Oregon, Washington and Wisconsin, in some instances

Risk factors

reducing the profitability and the volume of the loans we offer to customers. In addition, Mississippi, a state in which we operate, has a sunset provision in its short-term consumer loan law that requires renewal of the law by the state legislature, and there is no guarantee that Mississippi will renew this law prior to sunset in 2016. The exits in whole or part from certain states in the past have had a material negative impact on our revenue in the periods in which they occurred.

Statutes authorizing consumer loans and similar products and services, such as those we provide, typically provide the state agencies that regulate banks and financial institutions or similar state agencies with significant regulatory powers to administer and enforce the law. In most jurisdictions, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive examinations or audits from time to time to assess our compliance with applicable laws and regulations. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to renew licenses we hold. Regulators may also impose rules that are generally adverse to our industry. Any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or our failure to follow licensing requirements or rules could have a material adverse effect on our business, prospects, results of operations and financial condition.

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions, which may change as the staff of state regulatory bodies change. If staff interpretations on which we rely change, any such changes could have a negative impact on our business. For example, an adverse change in a staff interpretation by the Pennsylvania Department of Banking caused us to suspend our operations in Pennsylvania in July 2009 following our unsuccessful challenge to that interpretive change. Further, any misinterpretations by us of existing laws or regulations could have a material adverse effect on our business, results of operations and financial condition.

State attorneys general and financial services regulators scrutinize our products and services and could take actions that may require us to modify, suspend, or cease operations in their respective states. We regularly receive, as part of comprehensive state examinations or audits or otherwise, comments from state attorneys general and financial services regulators about our business operations and compliance with state laws and regulations. These comments sometimes allege violations of, or deficiencies in complying with, applicable laws and regulations. While we have resolved most such allegations promptly and without penalty, we operate in a large number of jurisdictions with varying requirements and we cannot anticipate how state attorneys general and financial services regulators will scrutinize our products and services or the products and services of our industry in the future. If we fail to resolve future allegations satisfactorily, there is a risk that we could be subject to significant penalties, including material fines, or that we may lose our licenses to operate in certain jurisdictions.

In addition, state laws can be changed by ballot initiative or referendum in certain states. A 2010 ballot initiative in Montana adversely affected our short-term consumer loan product in that state, causing us to discontinue our consumer loan product offering in that state. In 2008 a ballot initiative in Arizona and a ballot referendum in Ohio, both of which were intended to protect short-term consumer loan products in those states, failed. Subsequent to the failures of the ballot initiatives in Arizona and Ohio, we ceased providing our consumer loan product in Arizona in 2010, and in 2008 we significantly altered our product offering in Ohio. Ballot initiatives can be expensive to support or oppose, as the case may be, and may be more susceptible to emotion than deliberations in the normal legislative process. Recently, a ballot initiative in Missouri was proposed, which would establish a 36% per annum rate cap, and if it is placed on the ballot and passed by voters, we may need to exit the state.

Risk factors

In states in which we are licensed to operate, we must comply with all applicable license requirements, including those concerning direct or indirect changes in control of the licensed entities. Most states in which we conduct licensed operations impose requirements related to changes in control of licensed entities or changes of officers of licensed entities or of controlling entities of licensed entities. There is a risk that state agencies responsible for licensing our operations may, as a result of this offering, impose unexpected requirements related to the change of control of our company or our subsidiaries. Any such unexpected requirements in any state, if imposed, could result in delays or limitations on our operations in that state.

In addition to state and federal laws and regulations, we may be subject to various local rules and regulations such as local ordinances or local business conduct or licensing requirements applicable to companies lending in that jurisdiction. Local jurisdictions’ efforts to restrict short-term consumer lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer loan lenders such as us could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

In Australia, several states have interest rate caps in place. However, the draft bill covering amendments to the NCCPA, proposed on August 25, 2011, includes limitations on the interest rate charged on consumer loans, such as those arranged by us, and prohibits loan extensions and refinancings. If passed, the amendments to the NCCPA would supersede any state interest rate caps. See “—We may need to exit Australia if proposed consumer loan legislation passes.”

In Canada, after transfer of jurisdiction over our industry to the provinces by the Canadian Parliament, five provinces have adopted a regulatory framework to allow for online short-term consumer lending to date, and we currently offer our lending product in three of those provinces. In general, the regulations require lenders to be licensed, set maximum fees and regulate collection practices. Any changes in Canadian provincial laws or regulations in the future could alter or materially impact our ability to offer our products and services in Canada.

Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations and financial condition.

We have been and are currently subject to lawsuits (including purported class actions) and other legal proceedings that have and could cause us to incur substantial expenditures and generate negative publicity, and could significantly impair our business, force us to cease doing business in one or more jurisdictions or cause us to cease offering one or more products. We are also likely to be subject to future litigation, and regulatory proceedings and government investigations. The consequences of an adverse ruling in any current or future litigation, regulatory proceeding or government investigation could cause us to have to refund fees and/or interest collected, refund the principal amount of loans, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states or jurisdictions.

Defense of any lawsuit, regulatory proceeding or government investigation, even if successful, could require substantial time and attention of our management and could require significant expenditures for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Because we and our competitors may become subject to regulatory proceedings or governmental investigations, we could also suffer losses from interpretations of laws or regulations in those proceedings or investigations, even as a result of proceedings or investigations to

Risk factors

which we are not a party. For example, we discontinued our CSO program in Florida in 2008 subsequent to a ruling of the Florida regulator against another company that offered a similar CSO program. Similar or additional actions in the future could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, our lead providers are subject to federal, state, local and foreign laws and regulations. Federal and state legislators and regulators have recently shown an increased interest in oversight and licensing of lead providers in the consumer lending industry in which we operate and could propose or support additional legislation or regulation, or enforce current laws or regulations or new interpretations thereof, governing the business of lead providers or our relationship with them. For example, some states have proposed, or instructed us, that lead providers be licensed under consumer lending laws or have proposed restrictions on lead providers’ sale of leads to unlicensed lenders. Our lead providers’ failure to comply with applicable laws or regulations, or any changes in these laws or in the interpretation thereof, could have a detrimental effect on our consumer lending business or subject us to direct liability or regulatory action, for which we may not be indemnified. See “—The failure of lead providers to continue to send us customer leads could disrupt our operations or result in a loss of revenue.” Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Judicial decisions, CFPB rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our consumer loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings.

We take the position that the Federal Arbitration Act requires the enforcement of our arbitration agreements and their class action waivers in accordance with their terms. We believe the U.S. Supreme Court’s decision in the AT&T Mobility v. Concepcion case, holding that consumer arbitration agreements meeting certain specifications are enforceable, will now reduce the possibility that lower courts will rule that our arbitration agreements with class action waivers are unenforceable. The AT&T Mobility v. Concepcion decision was rendered on April 27, 2011. Notwithstanding two recent rulings from a Pennsylvania federal district court and another ruling from a Texas federal district court enforcing our arbitration agreements with class action waivers in reliance on the AT&T Mobility v. Concepcion decision, further challenges to the enforceability of arbitration agreements with class action waivers will likely continue to be brought in an effort to limit the precedential effect of the AT&T Mobility v. Concepcion decision. If those challenges are successful, our arbitration agreements could be unenforceable.

In addition, the U.S. Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has adopted such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the Dodd-Frank Act directs the CFPB to study consumer arbitration and report to the U.S. Congress, and it authorizes the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study. Any such rule would apply to arbitration agreements entered into more than six months after the final rule becomes effective (and not to prior arbitration agreements).

Risk factors

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers could significantly increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions. Such litigation could have a material adverse effect on our business, results of operations and financial condition.

Media reports and public perception of short-term or “high-cost” consumer loans as being predatory or abusive could materially adversely affect our business.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term or “high-cost” consumer loans such as payday loans. Such consumer advocacy groups and media reports generally focus on the Annual Percentage Rate for this type of loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees charged by us and others in the industry attract media publicity about the industry and can be perceived as controversial by those who do not focus on the credit risk and high transaction costs of serving our customer segment. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for our consumer loan products could significantly decrease. If the negative characterization of these types of loans is accepted by legislators and regulators, we could also become subject to more restrictive laws and regulations. Further, media coverage and public statements that assert some form of inappropriateness in our products and services can lower employee morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expense. Our financial condition and results of operations could be materially adversely affected if any of these circumstances were to occur.

We may need to exit Australia if proposed consumer loan legislation passes.

In Australia, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011. The proposed legislation would limit the interest charged on consumer loans, such as those arranged by us, and prohibit loan extensions and refinancings. Should the proposed legislation pass, the effective date will likely be in the second half of 2012 or early 2013. Depending upon the provisions contained in any legislation that is enacted, we may need to exit the Australian market.

The legislative and regulatory environment in the United Kingdom could become more hostile to the consumer loan business.

The coalition government in the United Kingdom has recently agreed to research the effects upon consumers of a cap on the total charge for credit. The Minister of Treasury and the Minister for Employment Relations, Consumer and Postal Affairs have agreed to the investigation request, which involves the commission of research on the market for consumer credit. In addition, the coalition government has explored whether the current principles-based regulations governing unsecured short-term credit should be replaced with prescriptive-based regulations. Prescriptive-based regulations, as contrasted with principles-based regulations that currently regulate the lending process in the United Kingdom, define what a lender may and may not do with a specific product, similar to U.S. law. Additionally, the coalition government has recently formed the Financial Conduct Authority, or FCA, and announced its intention to transfer the responsibility for regulating consumer credit from the OFT to the FCA to form a single regulatory regime for financial services. It appears that the FCA will take over regulatory responsibility for consumer credit from the OFT by 2014. The FCA is likely to regulate consumer credit pursuant to the guidance of the Financial Services and Markets Act, or FSMA, which are prescriptive regulations that currently govern the secured credit market, and could possibly call for the repeal of the CCA or for enabling legislation in the United Kingdom. However, the coalition government has reserved the option to retain substantive CCA provisions should it conclude that a regulatory model

Risk factors

for unsecured consumer credit under the FSMA and FCA cannot be delivered in an effective regulatory manner. If prescriptive-based regulations are adopted, our compliance costs will be significantly increased. Any of these changes could have a material adverse effect on our business, prospects, results of operations and financial conditions and could impair our ability to continue current operations.

During the period of transition of regulatory responsibility over consumer credit from the OFT to the FCA, the OFT will continue to fully and rigorously regulate consumer credit, including the payday loan market. On February 24, 2012, the OFT announced that it had launched an extensive review of the payday lending industry in the United Kingdom to assess the industry’s compliance with the CCA, the OFT’s guidance on irresponsible lending and other relevant guidance and legal obligations. The OFT’s announcement set forth certain concerns that it intends to focus upon, such as: giving loans without first checking adequately that the borrower can afford to repay them, inappropriately targeting particular groups of people with clearly unsuitable or unaffordable credit, rolling over loans so that charges escalate and loans become unaffordable and not treating borrowers that get into financial difficulty fairly. The OFT has stated that it intends to conduct on-site inspections of 50 industry lenders, and we have received formal notification from the OFT that we will be one of the companies inspected. The OFT has not yet established when it plans to visit our premises to assess our business and compliance activities. The OFT intends to complete the industry-wide examination process by the end of August 2012 and plans to issue a report of its findings thereafter. The OFT has indicated that the inspections will also be used to assess each licensee’s continuing fitness to hold a consumer credit license and that it will take formal enforcement action where appropriate. If any action is taken by the OFT following its examination of us and others in the industry, such action could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

New debt collection guidance issued by the OFT could restrict our ability to debit our customers’ accounts in the United Kingdom and could result in significant changes to our current operations and collection practices.

On October 19, 2011, the OFT issued new debt collection guidance, updating prior guidance, that affects all businesses engaged in the recovery of consumer credit debts in the United Kingdom. The new guidance could restrict the number of times and the amounts that short-term consumer lenders such as us are allowed to debit a customer’s account, which includes debits to both bank accounts and debit cards. As previously discussed under the caption “—Consumer loans are highly regulated under applicable U.S. and foreign federal laws and regulations,” we are required to follow guidance issued by the OFT. The new OFT guidance provides that short-term consumer lenders such as us may debit a customer’s account only on the date or dates expressly set forth in the customer’s contract unless the debiting on another date has been specifically agreed with the customer subsequent to the agreement having been concluded. Additionally, the new guidance also provides that short-term consumer lenders such as us may debit a customer’s account only for the amounts expressly set forth in the customer’s contract unless the debiting for another amount has been specifically agreed with the customer subsequent to the agreement having been concluded.

However, in response to comments received from lenders and trade associations, the OFT is undertaking a supplementary consultation on the guidance it issued with respect to the means of recovering consumer credit-related debts. The OFT will not enforce the relevant provisions of the guidance relating to the means of recovery of consumer credit-related debt during the supplementary consultation period. We, along with other short-term consumer lenders and trade associations, including our trade association, have been in communication with the OFT to offer our input to clarify the guidance and address any concerns that the OFT may have with debt collection recovery practices. The OFT is not expected to announce any changes to its revised guidance until the fall of 2012. However, there can be no assurance

Risk factors

that the OFT will revise its guidance after concluding the supplementary consultation period. Compliance with the new guidance, whether or not it is amended, could result in significant changes to our operations and collection practices and could result in lower collections on loans made by us and a decrease in the number of customers that we are able to approve, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Potential limitations on short-term consumer loan renewals in the United Kingdom could adversely affect us.

One of our largest competitors in the United Kingdom has recently agreed to abide by a new provision in the Code of Practice of its trade association, the Finance & Leasing Association, which restricts the number of times short-term consumer loans can be renewed to a maximum of three. We are not a member of the Finance & Leasing Association. However, in light of the developments in that association’s Code of Practice, our trade association, the Consumer Finance Association, or CFA, is considering amendments to its Code of Practice which could include a restriction on the number of times our short-term consumer loans in the United Kingdom can be renewed. If the CFA amends its Code of Practice to limit the number of times a short-term consumer loan can be renewed, compliance with that provision of the Code of Practice could have a material adverse effect on our business, prospects, results of operations and financial condition.

The concentration of our revenue in certain products and jurisdictions could adversely affect us.

Our primary business activity is offering short-term and installment consumer loans. If we are unable to maintain our short-term or installment consumer loan business and/or diversify our operations, our revenue and earnings could decline. Our current limited product and business diversification could inhibit our opportunities for growth, reduce our revenue and profits, and make us more susceptible to earnings fluctuations than some of our competitors who may be more diversified and provide other services such as pawn lending, car title lending, or other similar services. External factors, such as changes in laws and regulations or changes in the interpretation or enforcement thereof, new entrants, and enhanced competition, could also make it more difficult for us to operate as profitably as a more diversified company could operate. Any internal or external change in our industry could result in a decline in our revenue and earnings, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

We operated in 32 states in the United States as of December 31, 2011. Our five largest states (measured by total revenue) accounted for approximately 75% of our U.S. revenue and 40% of our total revenue for the year ended December 31, 2011 and approximately 69% of our U.S. revenue and 50% of our total revenue for the year ended December 31, 2010. Our operations in the State of Texas, our largest state (measured by total revenue), accounted for approximately 33% and 32% of our U.S. revenue and 18% and 23% of our total revenue for the years ended December 31, 2011 and 2010, respectively. Additionally, our United Kingdom operations accounted for approximately 44% of our total revenue for the year ended December 31, 2011 and 25% of our total revenue for the year ended December 31, 2010.

We expect that a significant portion of our revenue will continue to be generated from Texas and our other largest states and the United Kingdom, largely due to the currently prevailing economic, demographic, regulatory, competitive and other conditions in those jurisdictions. Changes in any of these markets could lead to a reduction in demand for our products and services and a decline in our revenue that could result in a deterioration of our financial condition. Regulatory changes in Texas or in any other of our largest states or in the United Kingdom may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Risk factors

The states in which we conducted business in the United States as of December 31, 2011 are set forth in “Business—Products and Services—Our Markets.”

The failure of lead providers to continue to send us customer leads could disrupt our operations or result in a loss of revenue.

We depend on lead providers to provide us with prospective new customers. Generally, third-party lead providers operate websites that attract prospective customers who complete applications for consumer loans on the lead providers’ websites. The lead providers then sell the opportunity to provide services to these prospective new customers, who we refer to as leads, to us and to other consumer lenders for a fee. The majority of our new customers are generated by lead providers. In 2011 seven lead providers received 77% of the total amounts we paid to lead providers. As a result, our consumer lending activity and revenue depend substantially on the willingness and ability of these and other lead providers to send us customer leads at prices acceptable to us, or at all. While there are other lead providers available to us, the majority of our customer leads come from a limited number of these lead providers, and we compete with others in our industry for these leads.

Furthermore, the CFPB has instructed its examiners to look at various issues related to a lender’s relationships with any lead providers it uses and to review advertising by those lead providers. When looking at a lender’s relationship with lead providers, CFPB examiners are told to consider, among other issues, whether the lender verifies that the lead generators that it uses are properly licensed or registered. State laws and regulations are not always clear as to what licenses, if any, lead providers are required to obtain. If a lead provider is required to obtain licenses in any particular state and fails to do so, we may be required to discontinue purchasing leads from that lead provider for customers residing in the particular state. The loss or a reduction in leads from lead providers and an inability to replace the volume of leads from other lead providers, or the failure of these lead providers to maintain quality and consistency in their programs or services could cause a decrease in new customers and could have a material adverse effect on our business, prospects, results of operations and financial conditions.

The failure of third-party lenders to offer loans under our CSO programs could disrupt our operations or result in a loss of revenue.

In connection with our CSO programs, we arrange third-party lenders’ consumer loan products in some markets by acting as a credit services organization, credit access business or finance broker on behalf of consumers. Our consumer loan revenue depends in part on the willingness and ability of these lenders to make loans in connection with our CSO programs. Fees we received in connection with loans arranged under our CSO programs accounted for approximately 30% of our total revenue for the year ended December 31, 2011. There are a limited number of third-party lenders that participate in CSO programs, and our CSO programs are conducted through two third-party lenders. These third-party lenders could terminate their services altogether or choose to participate in CSO programs with our competitors instead of us, choose to exit the market altogether or could become unable to provide their services. The loss of the relationship with any of these lenders, their inability or unwillingness to continue to offer loans in connection with our CSO programs, or the failure of these lenders to maintain quality and consistency in their programs or services and an inability to replace them, could cause us to lose customers and substantially decrease and materially adversely affect the revenue and earnings of our consumer lending business.

We must also indemnify the third-party lender for any failure to comply with applicable laws and regulations. Further, Cash America has guaranteed our obligations to third-party lenders participating in our CSO programs. After completion of this offering, Cash America intends to continue guaranteeing our obligations to third-party lenders thereafter participating in our CSO programs, but Cash America is not obligated to us to continue doing so. If Cash America does not continue to guarantee our obligations

Risk factors

to third-party lenders participating in our CSO programs, third-party lenders may be unwilling to participate in our CSO programs without these guarantees. In certain jurisdictions, offering consumer loans outside of our CSO programs may not be economically attractive or legally permissible. The failure to maintain or establish a relationship with suitable third-party lenders in these jurisdictions may cause us to cease offering third-party consumer loans in such jurisdictions and could have a material adverse effect on our consumer lending business.

The failure of third-party suppliers to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

In addition to lead providers and third-party lenders related to our CSO programs, we also rely on other third parties for goods and services. Our consumer loan revenue and earnings depend in part on the willingness and ability of unaffiliated third parties to provide services to facilitate marketing, referrals, lending and loan underwriting. There are a limited number of vendors that provide the services that we require, and we compete with others in our industry for their services. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to continue to provide their products and services, could cause us to lose customers and substantially decrease the revenue and earnings of our consumer loan business. We also use third parties to support and maintain certain parts of our communication and information systems. The failure of such third parties to fulfill their support and maintenance obligations could disrupt our operations. For example, we rely on Automated Clearing House, or ACH, funds transfers in order to process many of the products we offer, including collection of the principal lent and the fees we charge. An inability to process ACH funds transfers, whether as a result of the unavailability of the ACH network for technical reasons, changes in the rules of NACHA (formerly the National Automated Clearing House Association) and the Federal Reserve, changes by other participants, or for any other reason, could have a material adverse effect on us. Furthermore, following the completion of this offering, we will also be dependent on Cash America for certain services. See “—Risks Related to Our Relationship With Cash America—Following this offering, we will continue to depend on Cash America to provide us with certain services for our business.”

The use of personal data used in credit underwriting is highly regulated under federal laws and regulations.

The federal Fair Credit Reporting Act, or the FCRA, and related laws and regulations concerning consumer reports have recently been under regulatory scrutiny, and certain related regulations or interpretations of the U.S. Federal Trade Commission, or FTC, were revised by the FTC in July 2011. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB is to have primary supervisory, regulatory and enforcement authority of FCRA issues, although the FTC will also retain its enforcement role regarding the FCRA but will share that role in many respects with the CFPB. It is not certain exactly how the CFPB will supervise and regulate consumer reporting agencies, some of whom we rely upon for underwriting data. The CFPB may take a more aggressive approach than did the FTC, including with respect to regulation, enforcement and supervision. Such changes may materially affect our business if new regulations or interpretations by the CFPB require us to materially alter the manner in which we use personal data in our credit underwriting. The CFPB’s position on the FCRA and related investigation or enforcement activities may have a materially adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

Risk factors

A decreased demand for our products and alternative financial services and our failure to adapt to such decrease could adversely affect our results of operations and financial condition.

The demand from our customers for our products and services may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products and services, the availability of competing products and services or changes in customers’ financial conditions. Should we fail to adapt to a significant change in our customers’ demand for, or access to, our products or services, our revenue could decrease significantly. Each adaptation or new product and service is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, software development costs, legal and compliance costs and other incremental start-up costs. Even if we make adaptations or introduce new products or services to fulfill customer demand, customers may resist or may reject products or services whose adaptations make them less attractive or less available. In any event, the effect of any product or service change on the results of our business may not be fully ascertainable until the change has been in effect for some time.

Our U.S. competitors’ use of other business models could have a material adverse effect on our business.

We operate our U.S. business pursuant to the laws and regulations of the states in which our customers reside, including compliance with the maximum fees allowed and other limitations, and we are licensed in every state in which we lend unless a state does not require licensure. Most of our U.S. competitors operate using other business models, including a “single-state model” where the lender is generally licensed in one state and follows only the laws and regulations of that state regardless of the state in which the customer resides, an “offshore model” where the lender is not licensed in any U.S. state and does not typically comply with any particular state’s laws or regulations and a “tribal model” where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides. Competitors using these models may have higher revenue per customer and significantly less burdensome compliance requirements, among other advantages. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which we operate, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Increased competition from banks, savings and loans, other consumer loan lenders and other entities offering similar financial services, as well as retail businesses that offer products and services we offer, could adversely affect our results of operations.

We face fierce competition in our business, which operates within a highly fragmented industry. Our principal competitors are online lenders, consumer finance companies, credit service organizations, pawn shops, auto title lenders and other financial institutions that serve our primary customer base. Many financial institutions or other businesses that do not now offer products or services to our customer base, many of whom may be much larger than us, could begin doing so. In addition, competitors may operate, or begin to operate, under business models less focused on legal and regulatory compliance than ours, which could put us at a competitive disadvantage. Significant increases in the number and size of competitors to our business could result in a decrease in the number of our consumer loan transactions, resulting in lower levels of revenue and earnings in these categories. Such additional competition could also result in significant incremental demand for customer leads, resulting in price increases that could have a material adverse effect on our customer acquisition costs. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenue, margins and earnings in our operations.

Risk factors

Our business depends on the uninterrupted operation of our facilities, systems and business functions, including our information technology and other business systems.

Our business highly depends upon our employees’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support, call centers, and processing, making and collecting consumer loans. Despite our efforts to establish backup or redundant systems, a shutdown of or inability to access the facilities in which our Internet operations and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to offer and process consumer loans, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could materially adversely affect our business, prospects, results of operations and financial condition.

Security breaches, cyber attacks or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber attack of our computer systems could interrupt or damage our operations or harm our reputation. Despite the implementation of security measures, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

If we were to experience a security breach or cyber attack, we could be required to incur substantial costs and liabilities, including:

➢	expenses to rectify the consequences of the security breach or cyber attack,

➢	liability for stolen assets or information,

➢	costs of repairing damage to our systems,

➢	lost revenue and income resulting from any system downtime caused by such breach or attack,

➢	increased costs of cyber security protection,

➢	costs of incentives we may be required to offer to our customers or business partners to retain their business, and

➢	damage to our reputation causing customers and investors to lose confidence in us.

In addition, any compromise of security or a cyber attack could deter consumers from entering into transactions that involve transmitting confidential information to our systems (such as we currently require from customers). Further, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber attack could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud. Over the past several years, we and others in our industry have had customers and former customers contacted by unknown criminals making telephone calls attempting to collect debt, purportedly on our behalf. These criminals are often successful in fraudulently inducing payments to them, resulting in high volumes of customer service incidents for us. In addition, we and others have been

Risk factors

subject to periodic industry-wide fraud attacks in the United Kingdom. Increased fraud involving our products and services or affecting our customers could lead to litigation, significantly increased expenses, reputational damage (and reduced use and acceptance of our products and services) or new regulations and compliance obligations, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Failure to manage our credit risk through performance of our underwriting system may adversely affect our results of operations.

As a provider and guarantor of consumer loans, we are exposed to the risk that our customers will not repay their loans according to their terms. Loans we provide or guarantee are unsecured, leaving us without any collateral to secure the repayment of these loans. In addition, many of our customers are considered sub-prime borrowers. The risks inherent in making any loan include risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. Our underwriting system may not prevent us from incurring substantial credit losses. Any failure to manage our credit risks may materially adversely affect our business and our results of operations and financial condition.

If our allowance and liability for estimated loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We may not successfully evaluate the creditworthiness of our customers and may not structure our credit products or services so as to remain profitable. The creditworthiness of our target market generally is considered “sub-prime” based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher frequency of delinquencies and higher risks of nonpayment which result in higher credit losses than consumers who are served by more traditional providers of consumer credit. We monitor the performance of our consumer loan portfolios and maintain either an allowance for losses on consumer loans we originate or maintain a liability for estimated losses on loans originated by third-party lenders that we guaranty (including fees and interest). Our loan loss allowance and liability are established at a level estimated to be adequate to absorb future credit losses inherent in the loan portfolio and expected losses from consumer loans we guaranty in our CSO programs. The allowance deducted from the carrying value of consumer loans was $42.8 million at December 31, 2011, and the liability for estimated losses on third-party lender-owned consumer loans was $2.3 million at December 31, 2011. However, these reserves are estimates based on historical loss rates, adjusted for current performance, which may prove to be an inaccurate predictor of future performance. If actual loan losses are materially greater than our reserves, our results of operations and financial condition could be adversely affected.

We are subject to impairment risk.

At December 31, 2011, we had goodwill totaling $255.8 million on our consolidated balance sheet, all of which represents the excess of costs paid to acquire assets and liabilities over the fair value of those assets and liabilities. Accounting for goodwill requires significant management estimates and judgment. Events may occur in the future and we may not realize the value of our goodwill.

Management performs annual reviews of the carrying values of the goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of our goodwill to become impaired. Should a review indicate impairment, a write-down of the carrying value of our goodwill would occur, resulting in a non-cash charge, which would adversely affect our results of operations and could also lead to our inability to comply with certain covenants in the credit facility we plan to enter into subsequent to the completion of this offering, which could cause a default under that credit facility.

Risk factors

We are a guarantor of Cash America’s debt agreements.

We and our subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee certain indebtedness incurred by Cash America, including its borrowings under its credit agreement and certain term debt agreements, which as of December 31, 2011 totaled $430.2 million. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, we are jointly and severally liable for all amounts owed by Cash America in the event Cash America defaults in its obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets. There can be no assurance, however, that we will not be required to perform our guarantees of Cash America’s indebtedness in the event Cash America defaults in its obligations under any of these debt agreements. In addition, there is nothing which will require Cash America or the lenders under Cash America’s credit agreement and certain term debt agreements to release us from our guarantee of Cash America’s indebtedness if, or when, Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares, and there are no assurances that we will be released from our guarantee obligations. Any payments we are required to make to satisfy Cash America’s obligations could materially adversely affect our results of operations and financial condition.

We are a credit party under Cash America’s credit facility, and under that credit facility, we have agreed to various customary restrictive covenants, and as a subsidiary of Cash America, Cash America has agreed to restrictive covenants pertaining to its subsidiaries, including us, that will restrict our activities.

Prior to this offering, we have operated as a wholly-owned subsidiary of Cash America. Cash America’s domestic subsidiaries, including us, are credit parties under Cash America’s credit facility. We, as a credit party under Cash America’s credit facility, have agreed to covenants and restrictions that could, among other things, restrict our ability to:

➢	incur additional debt, subject to certain exceptions, such as intercompany indebtedness due to Cash America;

➢	incur or permit certain liens to exist;

➢	make certain investments;

➢	merge or consolidate with, or convey, transfer, lease or dispose of all or part of our assets or equity interests to another company;

➢	make certain dispositions;

➢	make certain payments, including dividend, debt or other payments;

➢	engage in certain transactions with affiliates; and

➢	change the nature of our business.

The covenants and restrictions contained in Cash America’s credit facility could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under Cash America’s credit agreement, entitling the lenders to accelerate the maturity of the outstanding obligations owed by Cash America under that agreement. We are a guarantor of Cash America’s obligations under that credit agreement. Any default by us in our obligations under the Cash

Risk factors

America credit agreement, or a default by any other credit party, including Cash America, could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations. We will not be released from these obligations following this offering.

In addition, under the terms of its credit facility and certain of its term debt agreements, Cash America has agreed to affirmative and negative covenants, such as those set forth above, and it has agreed to cause its subsidiaries, including us, to comply with these covenants. Cash America will control us following completion of this offering, and we expect that Cash America will require us to comply with these covenants. If Cash America fails to cause us or any of its other subsidiaries to comply with these covenants, such failure would constitute an event of default under Cash America’s credit agreement and other term debt agreements, entitling the lenders to accelerate the maturity of the outstanding obligations owed by Cash America under those agreements. Any default resulting from Cash America’s failure to cause us to comply with obligations and restrictions under Cash America’s credit agreement, or a default by any other credit party, could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations. These restrictions will continue following this offering.

Prior to this offering, we will enter into a credit agreement with Cash America that will contain financial covenants and other restrictions that may limit our ability to operate our business.

Prior to this offering, we will enter into a credit agreement with Cash America to provide us with necessary financing for our business. Our credit agreement with Cash America will require us to make a payment to Cash America in an amount equal to the net proceeds we derive from our sale of common stock in this offering to reduce the outstanding balance of the intercompany indebtedness due to Cash America under the credit agreement, as described under the caption entitled “Use of proceeds.” Following completion of this offering and subject to the terms and conditions set forth in our credit agreement with Cash America, we will be permitted to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. Our credit agreement will require that we apply the net proceeds received by us from each public offering of our common stock to reduce the outstanding balance of our loans under the credit agreement, and, except in the case of this offering, our maximum available borrowings under the credit agreement will be reduced by the amount of each such payment. The borrowings under the credit agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect our directors, at which time all principal and accrued and unpaid interest becomes due and payable to Cash America.

This credit agreement will contain various customary restrictive covenants that could, among other things, restrict our ability to:

➢	incur additional debt;

➢	incur or permit certain liens to exist;

➢	make certain investments;

➢	merge or consolidate with, or convey, transfer, lease or dispose of all or part of our assets or equity interests to, another company;

➢	make certain dispositions;

➢	make certain payments, including dividend, debt or other payments;

➢	engage in certain transactions with affiliates; and

➢	change the nature of our business.

Risk factors

This credit agreement will require us to comply with all of the covenants and restrictions applicable to us under the terms of Cash America’s credit facility and other term debt agreements. This credit agreement will also require us to maintain certain financial ratios. The covenants and restrictions contained in the credit agreement could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under the credit facility, entitling Cash America to, among other things, terminate future credit availability under the agreement, increase the interest rate on outstanding debt or accelerate the maturity of outstanding obligations under that agreement. Any such default could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.

If funds are not available from our operations and any excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. We also expect to access the debt capital markets to obtain capital to finance growth. Efficient access to the debt capital markets may be critical to our ongoing financial success; however, our future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets may cause banks and other credit providers to restrict availability of new credit. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to be able to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

We are subject to risks from fluctuations in interest rates.

Our profitability may be directly affected by the level of and fluctuations in interest rates. As interest rates increase, our borrowing costs may increase. Because there are statutory maximums of interest or fees we may charge our customers for our loan products and services, our ability to pass on increased interest costs is restricted. We anticipate that we could incur material indebtedness to finance the expansion of our business. We believe that our profitability may be adversely affected during any period of higher interest rates, possibly to a material degree. We intend to monitor the interest rate environment, and we may employ hedging strategies designed to mitigate the impact of changes in interest rates. We cannot assure, however, that any hedging strategies that we may undertake will mitigate the impact of changes in interest rates.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a significant and growing portion of our business outside the United States but report our financial results in U.S. dollars, we face exposure to adverse movements in currency exchange rates. The results of our international operations are exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. dollars. If the U.S. dollar weakens

Risk factors

against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income. As exchange rates vary, revenue and other operating results, when translated, may differ materially from expectations.

A sustained deterioration in the economies in which we do business could reduce demand for our products and services and result in reduced earnings.

The ongoing current global economic downturn may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate could restrict the number of customers who qualify for our products and services, which in turn may limit our revenue. Similarly, reduced consumer confidence and spending, or a change in how consumers obtain credit, may decrease demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures and general economic uncertainty may affect our credit losses.

A sustained deterioration in the economies in which we do business could cause deterioration in the performance of consumer loans. An economic slowdown could result in a decreased number of consumer loans being made to customers due to higher unemployment or an increase in loan defaults in our consumer loan products. During an economic slowdown, we could be required to tighten our underwriting standards, which would likely reduce consumer loan balances, and we could face more difficulty in collecting defaulted consumer loans, which could lead to an increase in loan losses.

Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the Internet could harm our business.

The business of providing products and services such as ours over the Internet is dynamic and relatively new. We must keep pace with rapid technological change, Internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and/or other problems may discourage additional consumers from adopting or continuing to use the Internet as a medium of commerce. In countries such as the United States and the United Kingdom, where e-commerce generally has been available for some time and the level of market penetration of our online financial services is relatively high, acquiring new users for our services may be more difficult and costly than it has been in the past. In order to expand our customer base, we must appeal to and acquire consumers who historically have used traditional means of commerce to conduct their financial services transactions. If these consumers prove to be less profitable than our earlier customers, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products to our customers.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the EU is in the process of proposing reforms to its existing data protection legal

Risk factors

framework, which may result in a greater compliance burden for companies such as ours with customers in the United Kingdom. Various government and consumer agencies have also called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, or to the design of our websites, products, privacy policies or customer acquisition methods, including the purchase of customer leads from third-party providers.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to enhance and upgrade our systems and infrastructure to offer an increasing number of customers enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, develop legal and compliance functions specific to new jurisdictions where we may in the future do business, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our financial condition and results of operations could be materially adversely affected.

If Internet search engines’ methodologies are modified or our paid or organic search result page rankings decline for other reasons, our potential new customer growth, or volume from existing customers, could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our websites, both via organic search results and paid search advertising (such as Google’s AdWords program). Our ability to maintain the number of visitors directed to our websites is not entirely within our control.

Our competitors’ paid search activities, typically called either Pay Per Click, or PPC, or Search Engine Marketing, or SEM, may result in their websites receiving a higher paid search result page ranking than ours and significantly increase the cost of such advertising for us. In addition, Internet search engines could revise their methodologies, which could otherwise adversely affect our paid or organic search result rankings. If search engine companies modify their algorithms in ways that are detrimental to our new customer growth or existing customer retention or in ways that make it harder for our customers to use our websites, or if our competitors’ paid search strategies or tactical execution efforts are more successful than ours, overall growth in our customer base could slow and we could lose existing customers or we could experience higher costs for acquiring or reacquiring those customers, which could affect the profitability of those customers. In addition, search engines could implement policies that restrict the ability of consumer finance companies such as us to advertise their services and products, which could preclude companies in our industry from appearing in a favorable or any location in the paid or organic search results when certain search terms are used by the consumer. Recently, Google changed its web search algorithms, and this change has resulted in less favorable search result rankings and fewer visits to some of our websites. Our websites have experienced fluctuations in paid and organic search result rankings in the past, such as this, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites could harm our business and operating results.

Risk factors

New top level domain names may allow the entrance of new competitors or dilution of our brands, which may reduce the value of our domain name assets.

We have invested heavily in promoting our brands, including our website addresses. The Internet Corporation for Assigned Names and Numbers, the entity responsible for administering Internet protocol addresses, has introduced, and has proposed the introduction of, additional new domain name suffixes in different formats, many of which may be more attractive than the formats held by us and which may allow the entrance of new competitors at limited cost. It may also permit other operators to register websites with addresses similar to ours, causing customer confusion and dilution of our brands, which could materially adversely affect our business, prospects, results of operations and financial condition. Any defensive domain registration strategy could become a large and recurring expense.

We are dependent on our existing management, and the loss of key personnel may prevent us from implementing our business plan in a timely manner.

We are dependent on the experience and knowledge of our key executive personnel, particularly our senior executives who have been instrumental in setting our strategic direction and executing our business strategy. We do not have employment agreements with any of our senior executives. Losing the services of any of these individuals could adversely affect our business until qualified replacements could be found. We also believe that it could take some time to replace vacancies with executives of equal experience and capabilities and their successors may not be as effective.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in e-commerce related companies with a focus on technology, job candidates often consider the value of the stock options, restricted stock grants or other equity-based compensation they are to receive in connection with their employment. A decline in the value of our stock after this offering could adversely affect our ability to attract or retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and markets and grow our business in response to changing customer demands, regulatory environments, technologies and competitive pressures. In some circumstances, we may expand our offerings through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the business that we acquire, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we

Risk factors

have little or no prior experience or may expose us to additional material liabilities. Consequently, we may not achieve anticipated benefits of the acquisitions which could harm our operating results.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services, operations and the call centers from which we provide our services are vulnerable to damage or interruption from tornadoes, hurricanes, earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our business and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism could cause disruptions to the Internet, our business or the economy as a whole. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use of it or take appropriate steps to enforce our intellectual property rights. Although we endeavor to execute confidentiality agreements with our employees and contractors, we may not be able to enforce these contracts in some jurisdictions or may not be able to detect and enjoin misappropriation of our confidential information before it harms our business. In addition, competitors could, without violating our proprietary rights, develop technologies that are as good as or better than ours. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors’ could put us at a disadvantage relative to our competitors. Any such failures could have a material adverse effect on our business.

In addition, effective trademark, copyright and trade secret protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary rights adequately against unauthorized third-party copying or use, which could adversely affect our competitive position.

We may be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, acquire licenses, which may not be available at a commercially reasonable price or at all, or modify our products and features while we develop non-infringing substitutes.

In addition, we use open source software in our technology platform and plan to use open source software in the future. From time to time, we may face claims from parties claiming ownership of, or demanding release of, the source code, potentially including our valuable proprietary code, or derivative

Risk factors

works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform, any of which would have a negative effect on our business and operating results.

We may incur property, casualty or other losses not covered by insurance.

We maintain a program of insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain vary from time to time, depending on availability, cost and management’s decisions with respect to risk retention. The policies are subject to deductibles and exclusions that result in our retention of a level of risk on a self-insurance basis. Losses not covered by insurance could be substantial and may increase our expenses, which could harm our results of operations and financial condition.

Our U.S. business is seasonal in nature, which causes our revenue and earnings to fluctuate.

Our U.S. business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenue for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenue or collections were to fall substantially below what we would normally expect during certain periods, our ability to service debt and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

RISKS RELATED TO OUR RELATIONSHIP WITH CASH AMERICA

Following this offering, we will continue to depend on Cash America to provide us with financing to operate our business.

Prior to this offering, we have operated as a wholly-owned subsidiary of Cash America. We have historically funded our strategic and operating capital needs through a combination of cash flows from operating activities and affiliate advances from Cash America. As of December 31, 2011, we had approximately $410.8 million outstanding in intercompany loans from Cash America, which includes a $299.9 million note used to fund the acquisition of our predecessor and for additional working capital, a $35.9 million note used to fund the acquisition of Debit Plus, LLC (formerly known as Primary Innovations, LLC) and for additional working capital and a $75.0 million promissory note to Cash America representing a dividend we paid Cash America in September 2011. We will use all of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America. Following the completion of this offering, we expect to fund our operating needs by a combination of cash flows from our operations and borrowings under the credit agreement that we will enter into with Cash America prior to this offering. We are exposed to the risk that Cash America cannot or will not continue to provide us with funding under our credit agreement. In such circumstance, our inability to establish an alternative credit facility when required or when business conditions warrant could have a material adverse effect on our business, financial condition and results of operations. So long as we owe intercompany debt to Cash America or remain a guarantor on Cash America’s

Risk factors

indebtedness, it may be difficult for us to enter into a credit facility with a third party to fund our business. See “—We are a guarantor on Cash America’s debt agreements.” Furthermore, we are a credit party under Cash America’s credit agreement and that credit agreement contains restrictions on our ability to incur indebtedness, which could impede our ability to establish alternative credit relationships with other lenders.

Our credit agreement with Cash America will require us to make a payment to Cash America in an amount equal to the net proceeds we derive from our sale of common stock in this offering to reduce the outstanding balance of the intercompany indebtedness due to Cash America under the credit agreement, as described under the caption entitled “Use of proceeds.” Following completion of this offering and subject to the terms and conditions set forth in our credit agreement with Cash America, we will be permitted to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. Our credit agreement will require that we apply the net proceeds received by us from each public offering of our common stock to reduce the outstanding balance of our loans under the credit agreement, and, except in the case of this offering, our maximum available borrowings under the credit agreement will be reduced by the amount of each such payment. The borrowings under the credit agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect our directors, at which time all principal and accrued and unpaid interest becomes due and payable to Cash America. As such, we will be exposed to the risk that Cash America sells or otherwise divests itself of shares of our common stock such that it ceases to beneficially own 50% or more of the total voting power of our shares, in which case all borrowings under our credit agreement with Cash America will immediately come due. In such circumstance, our inability to establish an alternative credit facility at such time could have a material adverse effect on our business, financial condition and results of operations.

Following this offering, we will continue to depend on Cash America to provide us with certain services for our business.

Prior to this offering, we have operated as a wholly-owned subsidiary of Cash America. Certain administrative services required by us for the operation of our business are currently provided by Cash America and its subsidiaries, including services related to executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services. Prior to the completion of this offering, we will enter into agreements with Cash America related to the separation of our business operations from Cash America, including a transition services agreement. Under the terms of the transition services agreement, which will be signed immediately prior to the completion of this offering, Cash America will provide us with certain administrative services on a transitional basis for a fee, including, among other things, risk management, public and government relations, investor relations, internal audit, treasury, payroll, legal, compliance and licensing, accounting, tax, human resources, compensation and benefits and certain information systems support. While these services are being provided to us by Cash America, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited. We believe it is necessary for Cash America to provide these services for us under the transition services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, depend on Cash America for transition services following this offering. See “Our relationship with Cash America—Agreements Between Us and Cash America—Transition Services Agreement.”

We negotiated these arrangements with Cash America in the context of a parent-subsidiary relationship. They contain terms that may be more or less favorable than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties.

Risk factors

Once the transition period specified in the transition services agreement has expired, or if Cash America does not or is unable to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.

Following this offering, we will continue to rely on Cash America for credit support for our CSO programs, but Cash America is not obligated to us to continue to provide credit support for our CSO programs.

Cash America has guaranteed our obligations under our CSO programs, as discussed under “—The failure of third-party lenders to offer loans under our CSO programs could disrupt our operations or result in a loss of revenue,” and after the completion of this offering, Cash America intends to continue to extend a guaranty of our obligations to third-party lenders participating in our CSO programs, but Cash America is not obligated to us to continue doing so. If Cash America does not continue to guarantee our obligations to third-party lenders participating in our CSO programs, third-party lenders may be unwilling to participate in our CSO programs without these guarantees. If third-party lenders are unwilling to continue to participate in our CSO programs, this would have a material adverse effect on our consumer loan business and result in the loss of revenue.

As long as Cash America holds a controlling interest in our common stock, it will be able to influence the outcome of our corporate matters.

After the completion of this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). As long as Cash America owns a majority of our shares of common stock, Cash America will be able to control any corporate action that requires a stockholder vote irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Cash America will have the ability to control significant corporate activities, including:

➢

the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

➢	any determinations with respect to acquisitions of businesses, mergers, or other business combinations;

➢	our acquisition or disposition of assets;

➢	our capital structure;

➢	changes to our credit agreement with Cash America or our other agreements relating to our separation from Cash America;

➢	our payment or non-payment of dividends on our common stock; and

➢	determinations with respect to our tax returns.

Cash America’s interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Cash America takes with respect to us may not be favorable to us or our other stockholders. In addition, Cash America’s controlling interest may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price.

At any time following the completion of this offering and the expiration or waiver of the applicable lock-up period described under the section entitled “Underwriting,” Cash America has the right to sell a controlling interest in us to a third party without your approval and without providing for a purchase of

Risk factors

your shares. In addition, after the expiration or waiver of the applicable lock-up period described under the section entitled “Underwriting,” Cash America has the right to divest all or part of the remaining shares of our common stock that it owns to its shareholders. Under a registration rights agreement to be entered into in connection with our entering into the other separation agreements with Cash America prior to completion of this offering, Cash America has the right to cause us to register its shares of our common stock under the U.S. Securities Act of 1933, as amended, or the Securities Act. There is no assurance that Cash America will effect any sale of shares of our common stock that it owns, and if Cash America elects not to sell, it could remain our controlling stockholder for an extended or indefinite period of time.

Even if Cash America’s ownership of our common stock is reduced to less than a majority of our outstanding shares of our common stock, so long as Cash America retains a significant portion of the voting power of our common stock, Cash America will have the ability to substantially influence the composition of our board of directors and our significant corporate activities.

We may have potential conflicts of interest with Cash America regarding our past and ongoing relationships, and because of Cash America’s ownership interest in us following this offering, the resolution of these conflicts may not be favorable to us.

Conflicts of interest may arise between Cash America and us in a number of areas relating to our past and ongoing relationships, including:

➢	financing under our credit agreement with Cash America;

➢	labor, tax, employee benefit, indemnification, and other matters arising under the separation agreements;

➢	employee recruiting and retention;

➢	sales or distributions by Cash America of all or any portion of its ownership interest in us, which could be to one of our competitors;

➢	business opportunities that may be attractive to both Cash America and us; and

➢	competition we may face from Cash America in connection with Cash America’s continuing business of offering alternative financial services to consumers in markets served by us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We do not have a non-competition agreement with Cash America to restrict Cash America from competing with us, and Cash America is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Cash America before us.

We do not have any noncompetition agreement or arrangement with Cash America. Following the completion of this offering, Cash America will be free to compete with us in any activity or line of business. Additionally, following completion of this offering, Cash America will continue to offer alternative financial services and other financial services to consumers through its retail locations in markets served by us and is not restricted from reentering the online financial services business such as ours. We will not have any interest or expectancy in any business activity, opportunity, transaction or other matter in which Cash America engages or seeks to engage merely because we engage in the same or similar lines of business. In addition, Cash America will have no duty to communicate its knowledge of, or offer, any potential business

Risk factors

opportunity, transaction or other matter to us, and Cash America is free to pursue or acquire such business opportunity, including opportunities that would be in direct competition with us. At the completion of this offering, Daniel R. Feehan, Cash America’s President and Chief Executive Officer, will be the Executive Chairman of our board of directors and Thomas A. Bessant, Jr., J. Curtis Linscott and David J. Clay will serve as members of our board of directors. Messrs. Bessant, Linscott and Clay are currently senior officers of Cash America. Further, Albert Goldstein serves as a member of our board of directors, and he is currently a director of Cash America. As a result, Cash America may gain the benefit of corporate opportunities that are presented to any of these directors.

Our amended and restated certificate of incorporation will contain provisions that eliminate any duty of Cash America to refrain from, among other things, competing with us or engaging in any business activities or lines of business that overlap with or compete with those in which we engage or in which we may subsequently engage or, subject to restrictions in our separation agreement or any other written agreement with Cash America, employing or engaging any of our directors, officers and employees. In addition, Cash America and its officers, directors and employees will not be liable to us or our stockholders for breach of any fiduciary duty solely by reason of such activities. Our amended and restated certificate of incorporation will also provide that, in the event that Cash America acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, Cash America will not have any duty to communicate or offer such corporate opportunity to us and Cash America will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of us solely by reason of the fact that Cash America pursues or acquires such corporate opportunity for itself. See “Description of capital stock—Competition and Corporate Opportunity.”

Our separation and ancillary agreements with Cash America require us to assume the past, present, and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

We negotiated our separation and ancillary agreements with Cash America as a wholly-owned subsidiary of Cash America and will enter into these agreements immediately prior to the completion of this offering. If these agreements had been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we have agreed to indemnify Cash America for, among other matters, all past, present, and future liabilities related to our business and our assumed or retained liabilities, other than tax liabilities, which will be governed by a tax sharing agreement, and we have assumed these liabilities under the separation and ancillary agreements. Such liabilities include unknown liabilities that could be significant. The allocation of liabilities between Cash America and us may not reflect the allocation that would have been reached between two unaffiliated parties.

Our prior and continuing relationship with Cash America exposes us to risks attributable to the businesses of Cash America.

Cash America is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Cash America that are incurred through a breach of the separation or ancillary agreements by Cash America or its affiliates other than us, if losses are attributable to Cash America’s business, other than ours, or are not expressly assumed by us under the separation agreement or any ancillary agreement. Immediately following this offering, any claims made against us that are properly attributable to Cash America in accordance with these arrangements would require us to exercise our rights under the separation agreement or any ancillary agreement to obtain payment from Cash America. We are exposed to the risk that, in these circumstances, Cash America cannot, or will not, make the required payment.

Risk factors

Our historical and pro forma consolidated financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical and pro forma consolidated financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Cash America, including executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. We have not adjusted our historical or pro forma consolidated financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with Securities and Exchange Commission, or the SEC, reporting and the New York Stock Exchange, or the NYSE, requirements. Therefore, our historical and pro forma consolidated financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future.

We will not have complete control over our tax decisions and could be liable for income taxes owed by Cash America.

For so long as Cash America continues to own at least 80% of the total voting power and value of our common stock, we and our U.S. subsidiaries will be included in Cash America’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated, or unitary tax returns of Cash America or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, we generally will pay to, or receive from, Cash America the amount of U.S. federal, state, and local income taxes that we would be required to pay to, or entitled to receive from, the relevant taxing authorities if we and our U.S. subsidiaries filed combined, consolidated, or unitary tax returns and were not included in the combined, consolidated, or unitary tax returns of Cash America or its subsidiaries. In addition, by virtue of its controlling ownership and the tax sharing agreement, Cash America will effectively control all of our U.S. tax decisions in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. The tax sharing agreement provides that Cash America will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf, and to determine the amount of our liability to, or entitlement to payment from, Cash America in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. This arrangement may result in conflicts of interest between Cash America and us. For example, under the tax sharing agreement, Cash America will be able to choose to contest, compromise, or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Cash America and detrimental to us.

Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Cash America or other members of the group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall. Similar principles may apply for foreign, state, or local income tax purposes where we file combined, consolidated, or unitary returns with Cash America or its subsidiaries for federal, foreign, state, or local income tax purposes.

Risk factors

Our directors and executive officers who own shares of common stock of Cash America, who hold options to acquire common stock of Cash America or other Cash America equity-based awards, or who hold positions with Cash America may have actual or potential conflicts of interest.

Ownership of shares of common stock of Cash America, options to acquire shares of common stock of Cash America, and other equity-based securities of Cash America by certain of our directors and officers after this offering, and the presence of directors or officers of Cash America on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Cash America than they do for us. A majority of our directors will hold director and/or officer positions with Cash America or beneficially own significant amounts of common stock of Cash America.

We will be a “controlled company” within the meaning of the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, Cash America will own more than 50% of the total voting power of our shares of common stock and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, certain exemptions under the NYSE standards will free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

➢	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

➢	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

➢	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

➢	for an annual performance evaluation of the nominating and governance committee and compensation committee.

We intend to rely on some or all of the exemptions provided by the NYSE, and, as a result, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

RISKS RELATED TO THE OFFERING

There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Cash America, and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.

Risk factors

The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

➢	actual or anticipated variations in quarterly and annual operating results;

➢	changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock after this offering;

➢	actual or anticipated changes in the United States or foreign economies;

➢	terrorist acts or wars;

➢	changes in federal, state or foreign laws and regulations affecting our industry;

➢	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

➢	actual or anticipated sales or distributions of shares of our common stock by Cash America, as well as by our officers and directors, whether in the market or in subsequent public offerings;

➢	the trading volume of our common stock; and

➢	the other risks and uncertainties described herein.

As a result of volatility in the price of our common stock from these and other factors, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political, and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our competitors. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock. Even if analysts elect to cover us, if one or more of the analysts downgrades our stock, our stock price could decline. Additionally, if one or more of those analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Investors purchasing common stock in this offering will incur substantial and immediate dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $             per share in the net tangible book value of our common stock from an initial public offering price of $             per share. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For a further description of the effects of dilution in the net tangible book value of our common stock, see the section entitled “Dilution.”

Risk factors

Our share price may decline because of the ability of Cash America and others to sell our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares eligible for future sale” for a discussion of possible future sales of our common stock.

After this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). Cash America has no contractual obligation to retain any of our common stock, except for a limited period, as described under the section entitled “Underwriting,” during which it will not sell any of our common stock without the consent of the representatives of the underwriters to this offering until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of the 180-day lock-up period, or before, with consent of the representatives of the underwriters to this offering, Cash America may sell any or all of our common stock that it beneficially owns. The registration rights agreement we will enter into with Cash America grants Cash America the right to require us to register the shares of our common stock it holds in specified circumstances. See “Our relationship with Cash America—Agreements Between Us and Cash America—Registration Rights Agreement.”

The shares of our common stock sold in this offering will be freely tradable without restriction in the United States, except for any shares acquired by an affiliate of our company, which can be sold under Rule 144 under the Securities Act, subject to various volume and other limitations. Subject to certain exceptions, we, our executive officers and directors, and Cash America have agreed not to sell, dispose of, or hedge any shares of our common stock or any securities convertible into, or exchangeable for, our common stock for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters to this offering, who may waive this restriction at any time without public notice. After the expiration of the 180-day lock-up period, our executive officers, directors, and Cash America could dispose of all or any part of their shares of our common stock through a public offering, sales under Rule 144, or another transaction.

Your percentage ownership in us may be diluted by future issuances of common stock or securities or instruments that are convertible into our common stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock, and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law, or DGCL, is limited by the terms of Cash America’s credit agreement of which we are a guarantor, and will be limited by the terms of our credit agreement with Cash America which will require, among other things, the approval of Cash America

Risk factors

prior to the payment of any dividends. The future payment of dividends will be at the sole discretion of our board of directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our board of directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of our company.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of your shares.

In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

➢	limitations on the ability of our stockholders to call special meetings;

➢	limitations on the ability of our stockholders to act by written consent;

➢

authorization of the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

➢	authorization for the board of directors to make, alter, amend, change, add or repeal the bylaws; and

➢	advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

These provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of our senior management with respect to our business, financial condition and prospects. When used in this report, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “intends,” “anticipates,” “may,” “forecast,” “project,” “exploration” and similar expressions or variations as they relate to us or our management are intended to identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that are beyond our ability to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. Key factors that could cause our actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following:

➢

changes in consumer credit and other laws and government rules and regulations applicable to our business, or changes in the interpretation and enforcement thereof, and the anticipated regulation of consumer financial products and services by the Consumer Financial Protection Bureau or changes in the regulation of our consumer products in the United Kingdom by the U.K. Office of Fair Trading;

➢	acceptance by consumers, legislators and regulators of the negative characterization by the media and consumer activists with respect to certain of our products;

➢	the effect of any current or future litigation proceedings on us;

➢	the actions of third parties who provide, acquire or offer products and services to, from or for us;

➢	changes in demand for our services;

➢	a decreased demand for or acceptance of our products by online customers;

➢	changes in competition;

➢	a prolonged interruption in the operations of our facilities, systems and business functions, including our information technology and other business systems;

➢	a security breach or cyber attack of our computer systems;

➢	changes in economic conditions;

➢	interest rate fluctuations;

➢	changes in foreign currency exchange rates;

➢	changes in the capital markets, including the debt and equity markets;

➢	changes in our ability to satisfy our debt obligations or to refinance existing debt obligations or obtain new capital to finance growth;

➢	the loss of services of any of our executive officers;

➢	the ability to successfully integrate newly acquired businesses into our operations;

➢	acts of God, war or terrorism, pandemics and other events;

➢	the effect of any of such changes on our business or the markets in which we operate; and

➢	other risks and uncertainties described herein.

Special note regarding forward-looking statements

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this prospectus are made as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $             million, assuming an offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment is exercised in full, we estimate that our net proceeds will be approximately $             million. A $1.00 increase (decrease) in the assumed offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, or $             million if the underwriters’ over-allotment option is exercised in full, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions relating to the shares to be sold by us and estimated offering expenses.

We will use all of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America (totaling approximately $410.8 million as of December 31, 2011). After application of the net proceeds of this offering to reduce the balance of our intercompany indebtedness due to Cash America, there will not be any remaining net proceeds from this offering available for use in our business.

As of the date of this prospectus, we are indebted to Cash America for debt represented by three note agreements:

➢

a note with an outstanding principal balance of $299.9 million at December 31, 2011, which bears interest at Cash America’s weighted average cost of borrowed funds adjusted monthly (4.91% rate at December 31, 2011) and has a maturity date of June 30, 2018, the proceeds of which were used to fund working capital and other business requirements including the acquisition of our predecessor;

➢

a note with an outstanding principal balance of $75.0 million at December 31, 2011, which bears interest at Cash America’s weighted average cost of borrowed funds adjusted monthly (4.91% rate at December 31, 2011) and has a maturity date of September 1, 2017, representing a dividend we paid to Cash America in September 2011; and

➢

a note with an outstanding principal balance of $35.9 million at December 31, 2011, which bears interest at a rate of 12% annually and has a maturity date of August 1, 2017, the proceeds of which were used to fund working capital and other business requirements including the acquisition of Debit Plus, LLC (formerly known as Primary Innovations, LLC).

Prior to this offering, we intend to discharge and replace our outstanding affiliate notes payable due to Cash America with indebtedness to be issued to us under a credit agreement that we will enter into with Cash America. Borrowings under our credit agreement with Cash America will be evidenced by a promissory note payable to Cash America bearing interest at a per annum rate of interest equal to the prevailing LIBOR rate per annum (based upon a one-month interest period) plus 4.5% or, if LIBOR quotations are unavailable, equal to the prevailing alternate base rate per annum (generally defined as the greater of the prime rate, the federal funds effective rate plus 0.50% or LIBOR for a one-month interest period plus 1.00%) plus 2.00%. Our credit agreement with Cash America will require us to make a payment to Cash America in an amount equal to the net proceeds we derive from our sale of common stock in this offering to reduce the outstanding balance of the intercompany indebtedness due to Cash America under the credit agreement. Following completion of this offering and subject to the terms and conditions set forth in our credit agreement with Cash America, we will be permitted to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to

$450 million. Our credit agreement will require that we apply the net proceeds received by us from each public offering of our common stock to reduce the outstanding balance of our loans under the credit agreement, and, except in the case of this offering, our maximum available borrowings under the credit agreement will be reduced by the amount of each such payment. The borrowings under the credit agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect our directors, at which time all principal and accrued and unpaid interest becomes due and payable to Cash America.

Dividend policy

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them. Our present or future ability to pay dividends is governed by:

➢	the provisions of the Delaware General Corporation Law;

➢

the terms of the credit agreement that we will enter into with Cash America prior to this offering which will require, among other things, the approval of Cash America prior to the payment of any dividends; and

➢	the terms of Cash America’s credit agreement. We are a guarantor of Cash America’s credit agreement and are subject to restrictions concerning payment of dividends under the credit agreement.

The future payment of cash dividends, if any, on our common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.

Capitalization

The following table sets forth our cash and our capitalization as of December 31, 2011:

➢

on an actual basis, which reflects Cash America’s contribution to us on September 13, 2011 of the capital stock of the subsidiaries it owned that are engaged in the online financial services business in exchange for 33 million shares of our common stock, which has been retrospectively presented in our consolidated financial statements;

➢

on a pro forma basis to reflect (i) the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the application of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America (totaling approximately $410.8 million as of December 31, 2011).

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual terms of this offering determined at pricing. You should read this table together with the sections entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma(1)(2)
	(dollars in thousands except per share data)
Cash	$38,160	$

Affiliate credit agreement	$—	$

Affiliate notes payable	$410,815		$—

Stockholder’s Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized actual, 250,000,000 shares authorized pro forma, 33,000,000 shares issued and outstanding actual, shares issued and outstanding pro forma	—		—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized actual, 25,000,000 shares authorized pro forma, no shares issued and outstanding actual and pro forma	—		—
Additional paid-in capital	677
Retained earnings	41,617
Accumulated other comprehensive loss	(753)

Total Stockholder’s Equity	41,541

Total Capitalization	$452,356	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount of additional paid-in capital, total stockholder’s equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	We will enter into a credit agreement with Cash America prior to this offering, which will replace our affiliate notes payable. See “Our relationship with Cash America—Revolving Credit Agreement With Cash America.”

The table above:

➢	excludes, as of December 31, 2011, an aggregate of shares of common stock reserved for issuance under our equity compensation plan, which we plan to adopt in connection with this offering; and

➢	assumes no exercise by the underwriters of their option to purchase up to an additional shares from us.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price of $            per share, which is the midpoint of the price range reflected on the cover page of this prospectus, and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the pro forma as adjusted net tangible book value per share.

At December 31, 2011, the net tangible book value of our common stock was approximately $(214.5) million, or approximately $(6.50) per share, which reflects the following: (i) total stockholder’s equity of $41.5 million less Goodwill and Other Intangibles of $255.8 million and $0.2 million, respectively, as reported in our December 31, 2011 financial statements; and (ii) Cash America’s contribution to us on September 13, 2011 of the capital stock of the subsidiaries it owned that are engaged in the online financial services business in exchange for 33 million shares of our common stock. Net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock.

After giving effect to the sale of              shares of our common stock offered by us at the initial public offering price of $             per share, which is the midpoint of the price range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at December 31, 2011 would have been approximately $             million, or approximately $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholder and an immediate dilution (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share.

The following table illustrates this pro forma per share dilution to new investors, assuming the underwriters do not exercise their over-allotment option:

Initial public offering price per share		$
Net tangible book value per share at December 31, 2011, before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma, net tangible book value per share after giving effect to this offering

Pro forma dilution per share to new investors		$

Dilution

The following table sets forth as of December 31, 2011, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by our existing stockholder, Cash America, and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at the initial public offering price of $             per share.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent

Existing Stockholder		%	$ (1)%		$

New Investors(2)

Total		%	$	%	$

(1)	The total consideration represents our consolidated net book value determined in accordance with generally accepted accounting principles.

(2)	The number of shares of our common stock held by our existing stockholder and to be outstanding following this offering is based on shares of our common stock outstanding as of , 2012 and includes shares of common stock to be issued to our executive officers, non-employee directors and other employees in connection with the completion of this offering, but excludes shares of common stock reserved for future issuance under our incentive plan.

If the underwriters exercise their option to purchase additional shares of common stock in full, the following will occur:

➢	the percentage of our total outstanding common stock held by the existing stockholder, Cash America, will decrease to approximately %; and

➢	the number of shares of common stock held by new investors will increase to , or approximately % of our total outstanding common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $             million, and increase dilution per share for new investors by approximately $            .

Selected historical consolidated financial data

The following tables present selected historical consolidated financial data for our business. You should read this information together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information, each included elsewhere in this prospectus. The selected historical consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes.

We derived the selected consolidated income statement data for each of the three years in the period ended December 31, 2011 and consolidated balance sheet data as of December 31, 2011 and 2010 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The selected consolidated income statement data for the year ended December 31, 2008 and consolidated balance sheet data as of December 31, 2009 were derived from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated income statement data for the year ended December 31, 2007 and consolidated balance sheet data as of December 31, 2008 and 2007 from our unaudited financial statements, which are not included in this prospectus. The selected consolidated other data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.”

Selected consolidated income statement data:	Year Ended December 31,
	2011	2010(1)	2009(1)	2008(1)(2)	2007
	(dollars in thousands except per share data)
Revenue
Domestic	$254,752	$276,295	$214,479	$200,263	$183,135
Foreign	225,588	102,022	40,498	23,214	1,594

Total Revenue	480,340	378,317	254,977	223,477	184,729
Cost of Revenue	201,687	164,957	109,174	107,170	102,870

Gross Profit	$278,653	$213,360	$145,803	$116,307	$81,859

Income from Operations	$76,289	$54,369	$39,722	$42,212	$23,910
Net Income	37,032	24,821	17,703	21,951	12,242

Earnings per Share
Earnings per Share, Basic and Diluted	$1.12	$0.75	$0.54	$0.67	$0.37
Weighted Average Shares Outstanding, Basic and Diluted	33,000	33,000	33,000	33,000	33,000

(1)	Results of operations for the years ended 2010, 2009 and 2008 include revenue and results of operations of the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our MLOC services business.

(2)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition in 2008.

Selected historical consolidated financial data

Selected consolidated balance sheet data:	As of December 31,
	2011	2010	2009	2008(1)	2007
	(dollars in thousands)
Cash	$38,160	$19,187	$27,261	$16,496	$5,755
Consumer loans, net	163,933	90,355	60,787	43,320	38,742
Total Assets	534,437	421,767	375,736	316,924	180,410
Affiliate notes payable	410,815	270,269	255,799	204,626	120,998
Long-term liabilities	445,139	293,309	274,086	213,682	122,602
Total Liabilities	492,896	341,893	320,384	279,232	165,231
Total Stockholder’s Equity	41,541	79,874	55,352	37,692	15,179

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition of Debit Plus, LLC in 2008.

Selected consolidated other data:	Year Ended December 31,
	2011	2010	2009	2008(1)	2007
	(dollars in thousands)
Number of Customer Transactions
Domestic(2)	2,312,455	3,905,696	2,947,204	2,314,421	2,098,650
Foreign	1,681,917	923,474	413,929	192,691	19,942

Total	3,994,372	4,829,170	3,361,133	2,507,112	2,118,592

Volume of customer transactions
Domestic(2)	$1,156,594	$1,554,285	$1,230,885	$1,099,559	$942,429
Foreign	939,065	458,811	174,188	97,436	6,460

Total	$2,095,659	$2,013,096	$1,405,073	$1,196,995	$948,889

Adjusted EBITDA(3)	$87,552	$62,928	$47,019	$47,446	$26,918

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition of Debit Plus, LLC in 2008.

(2)

Includes number of domestic transactions and dollar amounts of domestic customer transactions associated with the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our MLOC services business.

Selected historical consolidated financial data

(3)	The following table presents a reconciliation of net income, the most comparable generally accepted accounting principles, or GAAP, measure to Adjusted EBITDA for each of the periods presented. See “Management’s discussion and analysis of financial condition and results of operations” for a definition of Adjusted EBITDA.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Net Income	$37,032	$24,821	$17,703	$21,951	$12,242

Adjustments:
Depreciation and amortization expenses	11,263	8,559	7,297	5,234	3,008
Interest expense, net	17,420	15,209	11,852	7,099	4,776
Foreign currency transaction loss (gain)	487	156	(38)	79	170
Provision for income taxes	21,350	14,183	10,205	13,083	6,722

Adjusted EBITDA	$87,552	$62,928	$47,019	$47,446	$26,918

Unaudited pro forma consolidated financial information

Our unaudited pro forma consolidated financial information presented below has been derived from our historical consolidated financial statements included in this prospectus. The pro forma adjustments give effect to our issuance of common stock and resulting separation from Cash America into a stand-alone public company. Our unaudited pro forma financial information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and the notes to those statements included in this prospectus.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2011 has been prepared as though the separation occurred on January 1, 2011, the beginning of the most recent year for which audited financial statements are available. The unaudited pro forma balance sheet at December 31, 2011 has been prepared as though the separation occurred on December 31, 2011. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change as the actual costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma adjustments include, among other things, our issuance of common stock in this public offering and the application of the net proceeds therefrom as described in “Use of Proceeds.” The corresponding portion of affiliate interest expense was eliminated in the pro forma statements of income. In addition, the unaudited pro forma consolidated financial information does not reflect indebtedness we expect to incur in connection with our capital funding strategy. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources” and “Risk factors—Risks Related to Our Relationship with Cash America.”

Cash America assesses us an overhead allocation charge for certain administrative services. These services include executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation benefits and certain information systems and collections support and other similar services for which we will be responsible after the completion of this offering as a stand-alone company. Our historical and pro forma financial statements include overhead allocation charges related to these services totaling $18.0 million for the year ended December 31, 2011. Management estimates the actual administrative costs and expenses associated with being a stand-alone public company to be approximately $8.0 million to $10.0 million annually or approximately $8.0 million to $10.0 million less than the 2011 overhead allocation charge. Management believes that the ongoing administrative costs will be less than the allocated amount due to financial, regulatory, compliance and executive oversight efficiencies associated with administering our company in a solely online environment. Despite this, we have not included an adjustment for estimated decreased overhead costs in the pro forma financial statements provided below.

The unaudited pro forma consolidated financial information set forth below is for illustrative purposes only and does not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated. Before the separation, we operated as a division of Cash America. Therefore, our historical and pro forma consolidated financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The unaudited pro forma consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Special note regarding forward-looking statements.”

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2011

	Historical As Reported Year Ended December 31, 2011	Pro Forma Adjustments			Pro Forma Year Ended December 31, 2011
	(in thousands, except per share data)
Revenue	$480,340		$—			$480,340
Cost of Revenue	201,687		—			201,687

Gross Profit	278,653		—			278,653

Expenses
Marketing	73,329		—			73,329
Operations and technology	54,606		—			54,606
Administration	63,166		—			63,166
Depreciation and amortization	11,263		—			11,263

Total Expenses	202,364		—			202,364

Income from Operations	76,289		—			76,289
Affiliate interest expense	(17,420)			(1)		(17,420)
Foreign currency transaction loss	(487)		—			(487)

Income before Income Taxes	58,382					58,382
Provision for income taxes	21,350			(2)		21,350

Net Income	$37,032	$				$37,032

Earnings per share:
Basic	$1.12	$			$
Diluted	$1.12	$			$

Weighted average shares outstanding:
Basic	33,000
Diluted	33,000

See Notes to Unaudited Pro Forma Consolidated Financial Information

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2011

	Historical As Reported December 31, 2011	Pro Forma Adjustments		Pro Forma December 31, 2011
	(dollars in thousands)
Assets
Current assets:
Cash	$38,160	$—		$38,160
Consumer loans, net	163,933	—		163,933
Prepaid expenses and other assets	7,592	—		7,592
Deferred tax assets	24,405	—		24,405

Total current assets	234,090	—		234,090
Property and equipment, net	36,716	—		36,716
Goodwill	255,786	—		255,786
Intangible assets, net	228	—		228
Other assets	7,617	—		7,617

Total Assets	$534,437	$—		$534,437

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$47,757	$—		$47,757

Total current liabilities	47,757	—		47,757
Deferred tax liabilities	33,847	—		33,847
Other liabilities	477	—		477
Affiliate notes payable	410,815		(1)	410,815

Total Liabilities	492,896			492,896

Commitments and Contingencies
Stockholder’s Equity:
Common stock	—		(1)	—
Additional paid in capital	677		(1)	677
Retained earnings	41,617	—		41,617
Accumulated other comprehensive loss	(753)	—		(753)

Total Stockholder’s Equity	41,541			41,541

Total Liabilities and Stockholder’s Equity	$534,437	$—		$534,437

See Notes to Unaudited Pro Forma Consolidated Financial Information

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(1)	Represents the application of the net proceeds of this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America with a corresponding adjustment to common stock and additional paid-in capital related to shares issued in this offering. In addition, the corresponding portion of affiliate interest expense has been eliminated.

(2)	Represents the tax effect of pro forma adjustments to income before income taxes using a statutory rate of 35% for the year ended December 31, 2011.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus contains forward-looking statements including, without limitation, statements regarding trends, seasonality and growth in the markets in which we offer products and services, our strategic direction, expenditures, our liquidity position, our ability to generate cash from operations, our expected growth, our expectations regarding our transition to a stand-alone company, the potential impact of our adopting new accounting pronouncements, our potential future results and the impact of our proprietary technology system. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk factors” and elsewhere in this prospectus. We use the term “Cash America” in this prospectus to refer to Cash America International, Inc., our parent company, and its subsidiaries on a consolidated basis, other than us. In this prospectus, when we refer to a “transaction,” we mean any transaction whereby a customer is provided an advance of credit, whether through direct funding of a loan originated by us, through a loan funded by an unaffiliated lender in connection with our credit services organization and credit access business programs (which includes our finance brokerage activity in Australia) or through a micro line of credit advance originated by a third-party lender if we acquired a participation interest in such advance, and includes new loans, renewals (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge) and each advance on a line of credit. All references to $’s in this prospectus represent U.S. dollars, unless expressly stated otherwise.

OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 80 million website page views and approximately $2.1 billion in credit extended in 2011. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In 2011, we processed approximately 4.0 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2011, we derived 53% of our total revenue in the United States and 47% of our total revenue internationally. In 2010, we derived 73% of our total revenue in the United States and 27% of our total revenue internationally. The vast majority of our international revenue in 2011 and 2010 was derived from our operations in the United Kingdom. In 2011, we derived 44% of our total revenue from the United Kingdom and 3% from Australia and Canada. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada.

Management’s discussion and analysis of financial condition and results of operations

We provide our customers convenient and quick access to credit. We acquire new customers from a variety of sources, including visits to our own websites, lead providers and relationships with other lenders. Once we secure a potential new customer, we provide a quick credit decision and, if approved, fund the loan the next day or, in some cases, the same day. After the loan is funded, we provide access to a fully staffed and well-trained customer service department that can answer any questions the customer may have. Should a customer encounter difficulty repaying the loan, our collections department is trained to help the customer understand alternative payment options and make arrangements to repay the loan. All of our operations, from customer acquisition through collections, are structured to build customer satisfaction and loyalty.

Our marketing activities are tailored to the various markets that we serve and include Internet-based lead providers, media and direct customer marketing. Our message to our customers stresses the electronic convenience of our products and our availability 24 hours per day and seven days per week. We have been able to consistently add new customers and successfully generate repeat business from customers when they need a loan because our services are convenient, quick and often less expensive than other alternatives.

Our loan approval activities are designed to quickly qualify new customer leads and generate a high level of loan approvals while we seek to effectively manage risk and maximize profitability. We have developed a series of sophisticated proprietary scoring models to support loan approval activities. We believe that these models are an integral component of our operations and they allow us to complete a high volume of customer transactions while actively managing risk and the related credit quality of our loan portfolios. Management believes our successful application of these technology innovations differentiates our capabilities relative to competitive platforms as evidenced by our history of financial performance.

OUR PRODUCTS

We offer or arrange unsecured single payment consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada, generally with terms of seven to 45 days and ranging in amounts from $50 to $2,500, depending on applicable law. Through our credit services organization, credit access business and finance brokerage programs, or our CSO programs, we arrange third-party lenders’ consumer loan products in some markets by acting on behalf of consumers in accordance with applicable laws. We also offer lines of credit of up to $1,800 in several U.S. states, depending on applicable law, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit. We offer installment loans in the United Kingdom and in several U.S. states, generally with terms between four and 36 months and ranging in amounts from $75 to $3,100, depending on applicable law.

We also provided a micro line of credit, or MLOC, service during 2008, 2009 and 2010, whereby advances were processed on behalf of, and participation interests in MLOC receivables were purchased from, a third-party lender. Our MLOC services generated earnings through loan processing services as well as from fees generated from the participation interests we acquired in MLOC advances made to the third-party lender’s customers, or MLOC customers. We stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. We intend to continue pursuing the development of new MLOC opportunities and recently began testing an MLOC product for consumers in Mexico.

Management’s discussion and analysis of financial condition and results of operations

MEASUREMENT OF THE BUSINESS

We measure our business using several financial and operating metrics. We use these metrics to assess the progress of our business against strategic and financial goals, make decisions on the allocation of capital and technology investments, and assess long-term business performance. Our key metrics are as follows:

Number of Customer Transactions

We measure the number of customer transactions completed by us or guaranteed by us and the mix between transactions with new customers and existing customers with whom we have a previous relationship. New customers reflect our ability to acquire customers through our marketing programs and by providing new and more innovative products, in addition to our ability to enter new markets. The number of transactions with our existing customers reflects our ability to retain our customer base through high levels of customer service and effective management of loan defaults. Transactions with existing customers include both new loans with customers who have borrowed from us before and loan renewals.

Prior to October 2010, customer transactions included MLOC transactions, but we stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. The following table shows for the periods presented information regarding the number of our new customer transactions, the number of transactions with our existing customers and the number of MLOC services transactions.

	Year Ended December 31,
	2011	2010	2009
Number of new customer transactions(1)(2)	531,744	460,641	311,266
Number of existing customer transactions(1)(2)	3,462,628	2,917,199	2,245,072
Number of MLOC customer transactions(2)	—	1,451,330	804,795

Total number of customer transactions(2)	3,994,372	4,829,170	3,361,133

(1)	Non-MLOC customer transactions only.

(2)	The disclosure regarding number of customer transactions is statistical data that is not included in our financial statements.

Customer Transaction Volume

Customer transactions generate revenue through fees collected from loan services and interest income. Customer transactions can take the form of short-term single payment and line of credit loans or multi-payment installment loans. Revenue is directly related to the number and size of the customer transactions. We measure the volume of the customer transactions we process and use this metric to assess the effectiveness of our marketing and customer retention activities, as well as the efficiency of our systems and processes that support our loan decisions.

Management’s discussion and analysis of financial condition and results of operations

Prior to October 2010, customer transactions included MLOC transactions, but we stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. The following table shows for the periods presented information regarding the volume of our new customer transactions, the volume of our transactions with our existing customers and the volume of MLOC services transactions (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
New customer transactions(1)(2)	$233,859	$168,703	$117,807
Existing customer transactions(1)(2)	1,861,800	1,555,670	1,160,796
MLOC customer transactions(2)	—	288,723	126,470

Total volume of customer transactions(2)	$2,095,659	$2,013,096	$1,405,073

(1)	Non-MLOC customer transactions only.

(2)	The disclosure regarding volume of customer transactions is statistical data that is not included in our financial statements.

Total Revenue

Our revenue is the key metric that we use to measure overall growth. Continued and sustained top line growth reflects our ability to retain our existing customers and to attract new customers through our marketing, product innovation and market expansion activities. The following table reflects our total revenue for the periods presented (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Total Revenue	$480,340	$378,317	$254,977

Adjusted EBITDA

Adjusted EBITDA, defined as earnings excluding depreciation, amortization, interest, foreign currency transaction gains or losses and taxes, is a key metric we use. Management believes Adjusted EBITDA is used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. In addition, Adjusted EBITDA is also useful to investors to help assess our liquidity and estimated enterprise value.

Management believes that presentation of non-generally accepted accounting principles, or non-GAAP, financial information is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that this non-GAAP financial measure reflects an additional way of viewing aspects of our business that, when viewed with our generally accepted accounting principles, or GAAP, results, provide a more complete understanding of factors and trends affecting our business.

Management provides non-GAAP financial information for informational purposes and to enhance understanding of our GAAP consolidated financial statements. Readers should consider the non-GAAP information in addition to, but not instead of, our financial statements prepared in accordance with GAAP.

Management’s discussion and analysis of financial condition and results of operations

The table below shows Adjusted EBITDA, which is a non-GAAP measure. The computation of Adjusted EBITDA as presented below may differ from the computation of similarly-titled measures provided by other companies (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Net Income	$37,032	$24,821	$17,703
Adjustments:
Depreciation and amortization expenses	11,263	8,559	7,297
Interest expense, net	17,420	15,209	11,852
Foreign currency transaction loss (gain)	487	156	(38)
Provision for income taxes	21,350	14,183	10,205

Adjusted EBITDA	$87,552	$62,928	$47,019

Adjusted EBITDA margin calculated as follows:
Total Revenue	$480,340	$378,317	$254,977
Adjusted EBITDA	87,552	62,928	47,019
Adjusted EBITDA as a percentage of total revenue	18.2%	16.6%	18.4%

BASIS OF PRESENTATION AND CRITICAL ACCOUNTING POLICIES

On September 7, 2011, Cash America formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., which offers loans through a number of its subsidiaries to customers in 32 states in the United States, United Kingdom, Australia, and Canada, and all of the equity interests in Debit Plus, LLC, or Debit Plus (formerly known as Primary Innovations, LLC), which provided services in connection with the MLOC product during 2010, 2009 and 2008, in exchange for 33 million shares of our common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

Historically, we have operated as a division of Cash America and not as a stand-alone company. Financial statements were not previously prepared for us since we have not operated as a separate legal entity. Our historical consolidated financial statements include the assets, liabilities, revenue and expenses directly attributable to our operations carved out of Cash America’s consolidated financial statements. We have historically received certain shared services from Cash America, such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services to us. Our consolidated financial statements include an allocation intended to compensate our parent for these shared services. Management believes the assumptions and allocations underlying the consolidated financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a consistently applied basis that we consider to be reasonable.

The amounts recorded for these transactions and allocations are not, however, necessarily representative of the amounts that would have been incurred had we been a separate, stand-alone entity that operated independently of Cash America. Our future results of operations after our separation from Cash America will include costs and expenses for us to operate as a stand-alone company, and, consequently, these costs may be materially different than as reflected in our historical results of operations. Accordingly, the financial statements for these years may not be indicative of our future results of operations, financial position and cash flows.

Management’s discussion and analysis of financial condition and results of operations

We expect to enter into a transition services agreement with Cash America. Under the agreement, we expect that Cash America will provide certain administrative services to us during the term of this agreement for which we will compensate Cash America. In addition, we will reimburse Cash America for all out-of-pocket costs and expenses it pays or incurs in connection with providing such services. For the periods presented, we did not incur any expenses under the transition services agreement. See “Unaudited pro forma consolidated financial information.”

Revenue Recognition

Upon completion of a transaction with a customer, funds are provided to the customer in exchange for an obligation to repay the amount advanced plus fees and any applicable interest, which takes the form of a consumer loan, and can be a loan written by us or by a third party. We recognize interest and fees on consumer loans we write and participation interests purchased from third parties on an effective yield basis ratably over the term of the loan. Unpaid and accrued interest and fees are reflected in “Consumer loans, net” on our consolidated balance sheets. Fees generated through our CSO programs are deferred and amortized over the term of the consumer loan arranged by us and recorded as revenue. We classify our consumer loan portfolio as either performing or nonperforming as described below in Loan Loss Reserves and Cost of Revenue. Consumer loan fees and interest do not accrue on nonperforming loans, and once a loan is considered nonperforming, we do not resume the accrual of interest on these loans. For nonperforming loans, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan.

Loan Loss Reserves and Cost of Revenue

We monitor the performance of our portfolio of consumer loans and maintain either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. Our consumer loan portfolio consists of consumer loans we originate, guarantee or purchase and includes: short-term loans, which include single payment loans and line of credit products; longer-term multi-payment installment loans; and participation interests in receivables acquired from a third-party lender through our MLOC services business. The allowance for losses on our owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. In addition, we maintain a liability for estimated losses related to loans guaranteed under CSO programs. The liability for estimated losses related to guaranteed loans, which approximates the fair value of the liability, is included in “Accounts payable and accrued expenses” on the consolidated balance sheets.

In determining the allowance or liability for estimated losses on consumer loans, we apply a documented systematic methodology. Outstanding loans are divided into discrete groups of short-term consumer loans, installment loans and MLOC receivables and are analyzed as performing or nonperforming. Short-term consumer loans and MLOC receivables are considered nonperforming as of the payment due date when payment of an amount due has not been made as of that date (after allowing for normal payment processing time). An installment loan is considered nonperforming if the customer does not make two consecutive payments.

Where permitted by law, a customer may choose to renew a performing single payment loan before it is considered nonperforming by agreeing to pay the current finance charge for the right to make payment of the outstanding principal balance at a later date plus an additional finance charge. If a performing loan is renewed, the renewal is considered a new loan. If a performing loan is renewed but the customer fails to pay that loan’s current finance charge as of its due date (after allowing for normal payment processing time), the loan that was renewed is reclassified as nonperforming to the extent of that loan’s

Management’s discussion and analysis of financial condition and results of operations unpaid finance charge. In some instances in the United Kingdom, customers agree to repay a new short-term loan in two payments, and in these cases we consider the obligation to make the first payment as a new single payment loan and the obligation to make the second payment as a renewal of that loan because the customer pays a finance charge when each payment is made, similar to a renewed loan. When we refer to short-term single payment consumer loans in this prospectus, it includes these short-term loans made in the United Kingdom.

We do not provide for any grace period when determining the performance status of a loan (other than allowing for normal payment processing time). Nonperforming loans may not be renewed and if, during our attempt to collect on a nonperforming loan, we extend the time for payment through a payment plan or a promise to pay, it is still considered nonperforming. Nonperforming loans are analyzed by stage of collection. Actual loss experience based on historical loss rates for each discrete group is calculated and adjusted for recent default trends. The required allowance is calculated by applying the resulting adjusted loss rates to each discrete loan group and aggregating the results. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as “Cost of Revenue” in the consolidated statements of income and represent the loss provision expense on consumer loans. We fully reserve and generally charge off all consumer loans once they have been classified as nonperforming for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. All loans included in nonperforming loans have an age of one to 59 days from the date they became nonperforming loans, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Property and Equipment

Property and equipment are recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Computer hardware and software	3 to 5 years
Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements(1)	2 to 10 years

(1)	Leasehold improvements are depreciated over the lesser of the estimated useful life, remaining lease term, or 10 years.

Software Development Costs

We apply Accounting Standard Codification, or ASC, 350-40, Internal Use Software (“ASC 350-40”) to our software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When a software application is placed in service, we begin amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350-20-35, Goodwill—Subsequent Measurement (“ASC 350-20-35”), we test goodwill for potential impairment

Management’s discussion and analysis of financial condition and results of operations annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Our impairment evaluation of goodwill is based on comparing the fair value to our carrying value. The fair value is determined based on the income approach and then compared to the results of the market approach for reasonableness. The income approach establishes fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk. The income approach uses our projections of financial performance for a five-year period and includes assumptions about future revenue growth rates, operating margins and terminal values. The market approach establishes fair value by applying cash flow multiples to operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

As of June 30, 2011, the annual assessment date, we had combined fair values that exceeded carrying value by 298%. Based on the results of this test, no impairment of goodwill was observed. We also performed a sensitivity analysis on our estimated fair value using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. Holding all other assumptions constant at the annual assessment date, a 100 basis point increase in the discount rates would reduce the combined fair value by $48.2 million, and the resulting combined fair value would exceed the carrying value by 250%. There were no events or circumstances between June 30, 2011 and December 31, 2011 that would more likely than not reduce the fair value below our carrying amount.

The process of evaluating goodwill for impairment involves the determination of fair value. Inherent in such fair value determination are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusions regarding whether existing goodwill is impaired could change and result in a material effect on our consolidated financial position or results of operations.

All of the amounts of goodwill recorded for acquisitions are expected to be deductible for tax purposes.

Long-lived Assets Other Than Goodwill

An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

We amortize finite-lived intangible assets subject to amortization on the basis of their expected periods of benefit, generally one to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

Income Taxes

We account for income taxes under ASC 740, Income Taxes. Accordingly, income tax expense and the current and deferred income tax balances in the consolidated financial statements have been calculated as though we had been taxed separately from Cash America and had prepared separate tax returns.

Management’s discussion and analysis of financial condition and results of operations

We account for uncertainty in income taxes in accordance with ASC 740-10-25, Accounting for Uncertainty in Income Taxes (“ASC 740-10-25”). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured.

Hedging and Derivatives Activity

Cash America periodically uses foreign currency forward contracts, which are considered derivative instruments, to minimize the effects of foreign currency risk related to our operations in the United Kingdom and Australia. We participate in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in our financial statements. The forward contracts are not designated as hedges as defined by ASC 815-20-25, Derivatives and Hedging—Recognition, therefore, any changes in the fair value of the forward contracts are recognized in “Foreign currency transaction (loss) gain” in the consolidated statements of income.

Marketing Expenses

Marketing expense consists of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expense includes lead purchase costs paid to marketers in exchange for providing leads to potential customers interested in using our services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other offline marketing costs are expensed over the media campaign period. We also have an agreement with an independent third party pursuant to which we pay a portion of the revenue received on the customers referred to us by such third party. We also have an arrangement with Cash America pursuant to which we pay either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to us by Cash America. These referral fees are expensed as incurred and included in “Marketing” in the consolidated statements of income.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes call center personnel costs, software maintenance expense, verification vendors, and telephony costs.

Administration Expenses

Administration expenses primarily include corporate personnel costs, as well as legal, occupancy, and other related costs. We allocate these expenses between foreign and domestic operations on the basis of the dollar amount of customer transactions. In addition, administration expenses include expense allocations for certain corporate service functions historically provided by Cash America, such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits, certain information systems and collections support and other similar services. Cash America has historically allocated these expenses to us based on our pro rata share of Cash America’s consolidated personnel expenses.

Affiliate Transactions

We engage in affiliate transactions with Cash America for, among other things, treasury operations, including the daily coordination of cash management activities, allocations of corporate charges, and

Management’s discussion and analysis of financial condition and results of operations credits for taxes on our income or other items paid by Cash America. Cash America also receives fees from us for customer referrals. Payments we owe Cash America for all of these transactions, offset by any credits or fees Cash America may owe us in connection with these transactions, are made through the note agreements between Cash America and certain of our subsidiaries. The amount due to Cash America has been classified as “Affiliate notes payable” on the consolidated balance sheets. The expense for fees we pay Cash America for customer referrals is included in “Marketing” in the consolidated statements of income.

Non-Marketable Equity Securities

We account for non-marketable equity securities in accordance with ASC 325-20, Investments—Other—Cost Method Investments. Non-marketable equity securities are recorded on a cost basis and are evaluated for impairment whenever the facts or circumstances indicate that the carrying value may be impaired. If an impairment of an equity security is determined to be other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary-impairment is identified. Non-marketable equity securities are held in “Other assets” on the consolidated balance sheets.

Recent Accounting Pronouncements

See Note 2 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

The following tables reflect our results of operations for the periods indicated, both in dollars and as a percentage of total revenue (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Revenue	$480,340	$378,317	$254,977
Cost of Revenue	201,687	164,957	109,174

Gross Profit	278,653	213,360	145,803
Expenses
Marketing	73,329	59,197	32,775
Operations and technology	54,606	40,983	29,915
Administration	63,166	50,252	36,094
Depreciation and amortization	11,263	8,559	7,297

Total Expenses	202,364	158,991	106,081

Income from Operations	76,289	54,369	39,722
Affiliate interest expense	(17,420)	(15,505)	(11,852)
Investment interest income	—	296	—
Foreign currency transaction (loss) gain	(487)	(156)	38

Income before Income Taxes	58,382	39,004	27,908
Provision for income taxes	21,350	14,183	10,205

Net Income	$37,032	$24,821	$17,703

Revenue	100.0%	100.0%	100.0%
Cost of Revenue	42.0	43.6	42.8

Gross profit	58.0	56.4	57.2

Expenses
Marketing	15.3	15.6	12.9
Operations and technology	11.4	10.8	11.7
Administration	13.2	13.3	14.2
Depreciation and amortization	2.2	2.3	2.8

Total Expenses	42.1	42.0	41.6

Income from Operations	15.9	14.4	15.6
Affiliate interest expense	(3.6)	(4.2)	(4.7)
Investment interest income	—	0.1	—
Foreign currency transaction (loss) gain	(0.1)	—	—

Income before Income Taxes	12.2	10.3	10.9
Provision for income taxes	4.5	3.7	4.0

Net Income	7.7%	6.6%	6.9%

YEAR ENDED 2011 COMPARED TO YEAR ENDED 2010

Revenue and Gross Profit

Revenue increased $102.0 million, or 27.0%, to $480.3 million in 2011 as compared to $378.3 million in 2010. The increase in revenue is primarily due to growth in our U.K. lending activities and, to a lesser extent, the expansion of our domestic line of credit and installment loan products. These increases offset

Management’s discussion and analysis of financial condition and results of operations the loss of revenue from certain domestic markets in which we either no longer offer consumer loans or have reduced our product offerings due to changes in laws. In addition, fees generated by the MLOC services activities during 2010 were not available in 2011. We stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. We intend to develop new opportunities to offer MLOC services to other parties and recently began testing an MLOC product for consumers in Mexico.

Our cost of revenue increased by $36.7 million, to $201.7 million in 2011, from $165.0 million in 2010, primarily due to higher loan balances in 2011 compared to 2010. Our cost of revenue as a percentage of total revenue decreased to 42.0% in 2011, from 43.6% in 2010, due primarily to modifications in our underwriting models and an improved mix of customers with established repayment histories that generally have lower loss rates. This improvement was partially offset by higher loan balances in foreign markets, which had a higher percentage of new customers. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans. We expect that new customers as a percentage of total customers will remain similar to current levels since the number of existing and new customer transactions are expected to increase at a similar pace. However, if we experience a disproportionate increase in new customers, loss rates will be higher until we develop a repayment history with these customers.

The following table sets forth the components of revenue and gross profit, separated between domestic and foreign, in 2011 and 2010 (dollars in thousands):

	Year Ended December 31,
	2011			2010
	Domestic	Foreign	Total	Domestic	Foreign	Total
Short-term loans	$229,848	$201,552	$431,400	$237,272	$101,281	$338,553
Installment loans	24,304	23,750	48,054	10,121	662	10,783
MLOC	—	—	—	27,643	—	27,643
Other	600	286	886	1,259	79	1,338

Revenue	254,752	225,588	480,340	276,295	102,022	378,317
Cost of Revenue	90,535	111,152	201,687	116,246	48,711	164,957

Gross Profit	$164,217	$114,436	$278,653	$160,049	$53,311	$213,360

Year-over-year change—$	$4,168	$61,125	$65,293	—	—	—
Year-over-year change—%	2.6%	114.7%	30.6%	—	—	—
Gross profit as % of revenue	64.5%	50.7%	58.0%	57.9%	52.3%	56.4%

Customer Transactions

In addition to providing consumer loans owned by us and consumer loans guaranteed by us, which are either GAAP items or disclosures required by GAAP, we have provided combined consumer loans, which is a non-GAAP measure. In addition, we have provided disclosure regarding customer transactions, which is statistical data that is not included in our financial statements.

We believe these measures provide investors with important information needed to evaluate the magnitude of potential loan losses and the opportunity for revenue performance of the consumer loan portfolio on an aggregate basis. The comparison of the aggregate amounts from period to period is more meaningful than comparing only the residual amount on our balance sheet since both revenue and the loss provision for loans are impacted by the aggregate amount of loans owned by us and those guaranteed by us as reflected in our financial statements.

Management’s discussion and analysis of financial condition and results of operations

Number of customer transactions

The number of customer transactions decreased 834,798, or 17.3%, from 4,829,170 in 2010 to 3,994,372 in 2011. This decrease was related to lower domestic customer transactions primarily related to the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. Mitigating the decrease in customer transactions was continued growth during 2011 in foreign markets. Excluding the customer transactions related to our MLOC services in 2010, the number of customer transactions increased 616,532, or 18.3%, in 2011 as compared to 2010.

The following table summarizes the combined number of customer transactions for 2011 and 2010:

	Year Ended December 31,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)
Number of customer transactions:
Domestic
Short-term loans	1,317,483	958,821	2,276,304	1,284,299	1,135,762	2,420,061
Installment loans	36,151	—	36,151	34,305	—	34,305
MLOC	—	—	—	1,451,330	—	1,451,330

Total domestic	1,353,634	958,821	2,312,455	2,769,934	1,135,762	3,905,696

Foreign
Short-term loans	1,543,453	84,897	1,628,350	865,996	52,460	918,456
Installment loans	53,567	—	53,567	5,018	—	5,018

Total foreign	1,597,020	84,897	1,681,917	871,014	52,460	923,474

Total customer transactions	2,950,654	1,043,718	3,994,372	3,640,948	1,188,222	4,829,170

New customer transactions(3)	426,883	104,861	531,744	313,945	146,696	460,641
% of total	10.7%	2.6%	13.3%	6.5%	3.0%	9.5%
Existing customer transactions(3)(4)	2,523,771	938,857	3,462,628	1,875,673	1,041,526	2,917,199
% of total	63.2%	23.5%	86.7%	38.8%	21.6%	60.4%
Total MLOC customer transactions	—	—	—	1,451,330	—	1,451,330
% of total	—	—	—	30.1%	—	30.1%

(1)	The disclosure regarding number of customer transactions is statistical data that is not included in our financial statements.

(2)	Loans guaranteed by us represent loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.

(3)	Non-MLOC customer transactions only.

(4)	Includes both new loans with customers who have borrowed from us before and loan renewals.

Management’s discussion and analysis of financial condition and results of operations

Volume of customer transactions

The volume of combined customer transactions was $2.1 billion in 2011, which is an increase of $82.6 million, or 4.1%, from $2.0 billion in 2010, mainly due to the growth in our U.K. lending activities and, to a lesser extent, the expansion of our domestic line of credit and installment loan products. These increases offset lower activity from certain domestic markets in which we either no longer offer consumer loans or have reduced our product offerings due to changes in laws and the absence of customer transactions related to the MLOC services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances. Excluding the customer transactions in 2010 related to our MLOC services, combined customer transactions increased $371.3 million, or 21.5%, in 2011 as compared to 2010.

The following table summarizes the volume of combined customer transactions for 2011 and 2010 (dollars in thousands):

	Year Ended December 31,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)
Domestic
Short-term loans	$433,053	$681,009	$1,114,062	$459,616	$782,290	$1,241,906
Installment loans	42,532	—	42,532	23,656	—	23,656
MLOC	—	—	—	288,723	—	288,723

Total domestic	475,585	681,009	1,156,594	771,995	782,290	1,554,285

Foreign
Short-term loans	820,841	56,917	877,758	429,853	24,797	454,650
Installment loans	61,307	—	61,307	4,161	—	4,161

Total foreign	882,148	56,917	939,065	434,014	24,797	458,811

Total customer transactions	$1,357,733	$737,926	$2,095,659	$1,206,009	$807,087	$2,013,096

New customer transactions(3)	$173,564	$60,295	$233,859	$97,991	$70,712	$168,703
% of total	8.3%	2.9%	11.2%	4.9%	3.5%	8.4%
Existing customer transactions(3)(4)	$1,184,169	$677,631	$1,861,800	$819,295	$736,375	$1,555,670
% of total	56.5%	32.3%	88.8%	40.7%	36.6%	77.3%
Total MLOC customer transactions	—	—	—	$288,723	—	$288,723
% of total	—	—	—	14.3%	—	14.3%

(1)	The disclosure regarding volume of customer transactions is statistical data that is not included in our financial statements.

(2)	Loans guaranteed by us represent loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.

(3)	Non-MLOC customer transactions only.

(4)	Includes both new loans with customers who have borrowed from us before and loan renewals.

Management’s discussion and analysis of financial condition and results of operations

Consumer Loan Balances

Each customer transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These customer transactions result in a receivable or a loan, owed to us or a third-party lender. This amount fluctuates but represents all funded transactions, the combined consumer loan portfolio, at any one time. This asset must be evaluated for the risk of loss at the initiation of each customer transaction and over the life of the loan. Therefore, we maintain a reserve for losses against the consumer loan balance, which includes fees receivable, at all times. The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $77.4 million, or 60.9%, to $204.4 million at December 31, 2011 from $127.0 million at December 31, 2010, primarily due to growth in our U.K. lending activities and the expansion of our domestic line of credit and installment loan products. We have experienced growth in consumer loan balances in foreign markets and expect that foreign consumer loan balances will continue to comprise a greater percentage of the total consumer loan balances in the future.

The combined consumer loan balance includes $223.0 million and $126.4 million at December 31, 2011 and 2010, respectively, of our owned consumer loan balances, before the allowance for losses of $59.1 million and $36.0 million, respectively, which have both been provided in the consolidated financial statements at December 31, 2011 and 2010, respectively. The combined consumer loan balance also includes $42.8 million and $38.9 million at December 31, 2011 and 2010, respectively, of consumer loan balances, which are guaranteed by us and are not included in our financial statements. The liability for estimated losses related to the consumer loan balances we guarantee of $2.3 million has been provided in the consolidated financial statements at December 31, 2011 and 2010. The following table summarizes the combined consumer loan balances as of December 31, 2011 and 2010 (dollars in thousands):

	As of December 31,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)
Ending consumer loan balances:
Domestic
Short-term loans	$60,880	$39,341	$100,221	$52,019	$37,082	$89,101
Installment loans	24,582	—	24,582	11,023	—	11,023
MLOC	—	—	—	1,510	—	1,510

Total domestic, gross	85,462	39,341	124,803	64,552	37,082	101,634

Foreign
Short-term loans	101,723	3,420	105,143	57,848	1,867	59,715
Installment loans	35,802	—	35,802	3,977	—	3,977

Total foreign, gross	137,525	3,420	140,945	61,825	1,867	63,692

Total ending loan balance, gross	222,987	42,761	265,748	126,377	38,949	165,326

Less: Allowance and liability for losses(1)	(59,054)	(2,284)	(61,338)	(36,022)	(2,296)	(38,318)

Total ending loan balance, net	$163,933	$40,477	$204,410	$90,355	$36,653	$127,008

footnotes on following page

Management’s discussion and analysis of financial condition and results of operations

(1)	GAAP measure. The consumer loan balances guaranteed by us relate to loans originated by third-party lenders through the CSO programs and are not included in our financial statements.

(2)	Except for allowance and liability for estimated losses, amounts represent non-GAAP measures.

Total Expenses

Total expenses increased $43.4 million, or 27.3%, to $202.4 million in 2011, compared to $159.0 million in 2010, as shown in the table below (dollars in thousands):

	Year Ended December 31,
	2011	% of Total	2010	% of Total
Marketing
Direct marketing	$66,333	32.8%	$54,296	34.2%
Referral fee expenses	6,996	3.4	4,901	3.0

Total Marketing	73,329	36.2	59,197	37.2

Operations and technology
Personnel	36,211	17.9	30,770	19.4
Technology, underwriting and other	18,395	9.1	10,213	6.4

Total Operations and technology	54,606	27.0	40,983	25.8

Administration
Company	45,181	22.3	35,987	22.6
Allocated from Cash America	17,985	8.9	14,265	9.0

Total Administration	63,166	31.2	50,252	31.6

Depreciation and amortization	11,263	5.6	8,559	5.4

Total Expenses	$202,364	100.0%	$158,991	100.0%

Marketing expense increased $14.1 million, or 23.9%, to $73.3 million in 2011 compared to $59.2 million in 2010, representing 32.6% of the increase in total expenses. Direct marketing, which includes lead purchase costs, increased $12.0 million, due mainly to increases in expenses related to efforts to expand domestically and internationally. Referral fee expenses increased $2.1 million, primarily due to increased loan volume from our existing referral programs.

Operations and technology expense increased $13.6 million, or 33.2%, to $54.6 million in 2011 compared to $41.0 million in 2010, primarily due to a $5.4 million increase in personnel and underwriting expenses to support growth and new business initiatives during the year.

Administration expense increased $12.9 million, or 25.7%, to $63.2 million in 2011 compared to $50.3 million in 2010 primarily due to increases in personnel expenses related to personnel additions and merit increases, legal expenses and costs related to this offering. In addition, expenses allocated from Cash America increased $3.7 million due primarily to increased personnel costs related to merit increases and increased incentives related to the higher growth in earnings which resulted in a greater pro rata share allocated to us.

Depreciation and amortization expense increased $2.7 million, or 31.6%, in 2011 compared to 2010 mainly due to additional depreciation on capital additions for systems development in support of new products, as well as normal system upgrades.

Management’s discussion and analysis of financial condition and results of operations

Affiliate Interest Expense

We have entered into affiliate borrowing agreements with Cash America for all of our borrowing arrangements, and, as such, we have no other debt agreements with other third-party lenders. For the majority of intercompany borrowings, interest is charged at Cash America’s monthly weighted-average cost of borrowed funds. Affiliate interest expense increased $1.9 million, or 12.4%, to $17.4 million in 2011, compared to $15.5 million in 2010. The increase was due primarily to an increase in the average amount of debt outstanding, which increased $44.4 million to $310.3 million during 2011 from $265.9 million during 2010, partially offset by a decrease in our effective blended borrowing cost to 5.8% in 2011 from 5.9% in 2010.

YEAR ENDED 2010 COMPARED TO YEAR ENDED 2009

Revenue and Gross Profit

Revenue increased $123.3 million, or 48.4%, to $378.3 million in 2010 as compared to $255.0 million in 2009. The increase in revenue is primarily due to growth in short-term lending activities in foreign and some domestic markets and increased revenue from our MLOC services. These increases offset the loss of revenue from certain domestic markets in which we either no longer offer consumer loans or have reduced our product offerings due to changes in laws.

Our cost of revenue increased by $55.8 million, to $165.0 million in 2010, from $109.2 million in 2009, primarily due to higher loan balances in 2010 compared to 2009. Our cost of revenue as a percentage of total revenue increased slightly to 43.6% in 2010, from 42.8% in 2009, due mostly to a change in the mix in loans to include more new customers. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans, and we had a higher proportion of new customers in 2010, primarily due to significant growth in our foreign lending activities. Additionally, our cost of revenue as a percentage of customer transaction fees also increased as a result of a higher level of defaults resulting from the sudden interruption in the MLOC channel during the fourth quarter of 2010. The remaining outstanding balance of the consumer loans in the MLOC channel were fully reserved as of December 31, 2010.

The following table sets forth the components of revenue and gross profit, separated between domestic and foreign, for 2010 and 2009 (dollars in thousands):

	Year Ended December 31,
	2010			2009
	Domestic	Foreign	Total	Domestic	Foreign	Total
Short-term loans	$237,272	$101,281	$338,553	$196,356	$40,498	$236,854
Installment loans	10,121	662	10,783	4,414	—	4,414
MLOC	27,643	—	27,643	12,591	—	12,591
Other	1,259	79	1,338	1,118	—	1,118

Revenue	276,295	102,022	378,317	214,479	40,498	254,977
Cost of Revenue	116,246	48,711	164,957	89,577	19,597	109,174

Gross Profit	$160,049	$53,311	$213,360	$124,902	$20,901	$145,803

Year-over-year change—$	$35,147	$32,410	$67,557	—	—	—
Year-over-year change—%	28.1%	155.1%	46.3%	—	—	—
Gross profit as % of revenue	57.9%	52.3%	56.4%	58.2%	51.6%	57.2%

Management’s discussion and analysis of financial condition and results of operations

Customer Transactions

Number of customer transactions

The number of customer transactions increased 1,468,037, or 43.7%, from 3,361,133 in 2009 to 4,829,170 in 2010. The increase in the number of customer transactions is due to growth in foreign and certain domestic markets. In addition, the number of transactions related to our MLOC services increased during 2010 as the customer base for a third-party lender’s MLOC product increased significantly. Excluding the customer transactions related to our MLOC services in 2010 and 2009, the number of customer transactions increased 821,502, or 32.1%, in 2010 as compared to 2009.

The following table summarizes the combined number of customer transactions for 2010 and 2009:

	Year Ended December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)
Number of customer transactions:
Domestic
Short-term loans	1,284,299	1,135,762	2,420,061	1,312,109	813,105	2,125,214
Installment loans	34,305	—	34,305	17,195	—	17,195
MLOC	1,451,330	—	1,451,330	804,795	—	804,795

Total domestic	2,769,934	1,135,762	3,905,696	2,134,099	813,105	2,947,204

Foreign
Short-term loans	865,996	52,460	918,456	400,989	12,940	413,929
Installment loans	5,018	—	5,018	—	—	—

Total foreign	871,014	52,460	923,474	400,989	12,940	413,929

Total customer transactions	3,640,948	1,188,222	4,829,170	2,535,088	826,045	3,361,133

New customer transactions(3)	313,945	146,696	460,641	199,208	112,058	311,266
% of total	6.5%	3.0%	9.5%	5.9%	3.4%	9.3%
Existing customer transactions(3)(4)	1,875,673	1,041,526	2,917,199	1,531,085	713,987	2,245,072
% of total	38.8%	21.6%	60.4%	45.6%	21.2%	66.8%
Total MLOC customer transactions	1,451,330	—	1,451,330	804,795	—	804,795
% of total	30.1%	—	30.1%	23.9%	—	23.9%

(1)	The disclosure regarding number of customer transactions is statistical data that is not included in our financial statements.

(2)	Loans guaranteed by us represent loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.

(3)	Non-MLOC customer transactions only.

(4)	Includes both new loans with customers who have borrowed from us before and loan renewals.

Management’s discussion and analysis of financial condition and results of operations

Volume of customer transactions

The volume of combined customer transactions was $2.0 billion in 2010, an increase of $608.0 million, or 43.3%, from $1.4 billion in 2009, primarily due to growth in short-term lending activities in foreign and certain domestic markets. In addition, the volume of transactions related to our MLOC product increased during 2010 as the customer base for a third-party lender’s MLOC product expanded. Excluding the customer transactions in 2010 and 2009 related to our MLOC services, combined customer transactions increased $445.8 million, or 34.9%, in 2010 as compared to 2009.

The following table summarizes the volume of combined customer transactions for 2010 and 2009 (dollars in thousands):

	Year Ended December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)(2)	Combined(1)
Domestic
Short-term loans	$459,616	$782,290	$1,241,906	$517,980	$577,091	$1,095,071
Installment loans	23,656	—	23,656	9,344	—	9,344
MLOC	288,723	—	288,723	126,470	—	126,470

Total domestic	771,995	782,290	1,554,285	653,794	577,091	1,230,885

Foreign
Short-term loans	429,853	24,797	454,650	169,509	4,679	174,188
Installment loans	4,161	—	4,161	—	—	—

Total foreign	434,014	24,797	458,811	169,509	4,679	174,188

Total customer transactions	$1,206,009	$807,087	$2,013,096	$823,303	$581,770	$1,405,073

New customer transactions(3)	$97,991	$70,712	$168,703	$61,259	$56,548	$117,807
% of total	4.9%	3.5%	8.4%	4.4%	4.0%	8.4%
Existing customer transactions(3)(4)	$819,295	$736,375	$1,555,670	$635,574	$525,222	$1,160,796
% of total	40.7%	36.6%	77.3%	45.2%	37.4%	82.6%
Total MLOC customer transactions	$288,723	—	$288,723	$126,470	—	$126,470
% of total	14.3%	—	14.3%	9.0%	—	9.0%

(1)	The disclosure regarding volume of customer transactions is statistical data that is not included in our financial statements.

(2)	Loans guaranteed by us represent loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.

(3)	Non-MLOC customer transactions only.

(4)	Includes both new loans with customers who have borrowed from us before and loan renewals.

Management’s discussion and analysis of financial condition and results of operations

Consumer Loan Balances

Each customer transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These customer transactions result in a receivable or a loan, owed to us or a third-party lender. This amount fluctuates but represents all funded transactions, the combined consumer loan portfolio, at any one time. This asset must be evaluated for the risk of loss at the initiation of each customer transaction and over the life of the loan. Therefore, we maintain a reserve for losses against the consumer loan balance, which includes fees receivable, at all times. The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for estimated losses, increased $30.6 million, or 31.8%, to $127.0 million at December 31, 2010 from $96.4 million at December 31, 2009, due primarily to increased demand for short-term consumer loan products in both the domestic and foreign markets. We have experienced growth in consumer loan balances from foreign markets in recent years and expect that foreign consumer loan balances will continue to comprise a greater percentage of the total consumer loan balances in the future.

The combined consumer loan balance includes $126.4 million and $84.2 million at December 31, 2010 and 2009 respectively, of our owned consumer loan balances, before the allowance for losses of $36.0 million and $23.4 million, respectively, which have both been provided in the consolidated financial statements for December 31, 2010 and 2009, respectively. The combined consumer loan balance also includes $38.9 million and $38.2 million at December 31, 2010 and 2009, respectively, of consumer loan balances, which are guaranteed by us and are not included in our financial statements. The liability for estimated losses related to the consumer loan balances we guarantee of $2.3 million and $2.6 million, respectively, has been provided in the consolidated financial statements for December 31, 2010 and 2009, respectively. The following table summarizes the combined consumer loan balances as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)
Ending consumer loan balances:
Domestic
Short-term loans	$52,019	$37,082	$89,101	$42,201	$37,637	$79,838
Installment loans	11,023	—	11,023	3,126	—	3,126
MLOC	1,510	—	1,510	11,553	—	11,553

Total domestic, gross	64,552	37,082	101,634	56,880	37,637	94,517

Foreign
Short-term loans	57,848	1,867	59,715	27,273	537	27,810
Installment loans	3,977	—	3,977	—	—	—

Total foreign, gross	61,825	1,867	63,692	27,273	537	27,810

Total ending loan balance, gross	126,377	38,949	165,326	84,153	38,174	122,327

Less: Allowance and liability for losses(1)	(36,022)	(2,296)	(38,318)	(23,366)	(2,572)	(25,938)

Total ending loan balance, net	$90,355	$36,653	$127,008	$60,787	$35,602	$96,389

footnotes on following page

Management’s discussion and analysis of financial condition and results of operations

(1)	GAAP measure. The consumer loan balances guaranteed by us relate to loans originated by third-party lenders through the CSO programs and are not included in our financial statements.

(2) Except for allowance and liability for estimated losses, amounts represent non-GAAP measures.

Total Expenses

Total expenses increased $52.9 million, or 49.9%, to $159.0 million in 2010, compared to $106.1 million in 2009, as shown in the table below (dollars in thousands):

	Year Ended December 31,
	2010	% of Total	2009	% of Total
Marketing
Direct marketing	$54,296	34.2%	$30,737	29.0%
Referral fee expenses	4,901	3.0	2,038	1.9

Total Marketing	59,197	37.2	32,775	30.9

Operations and technology
Personnel	30,770	19.4	22,086	20.8
Technology, underwriting and other	10,213	6.4	7,829	7.4

Total Operations and technology	40,983	25.8	29,915	28.2

Administration
Company	35,987	22.6	25,585	24.1
Allocated from Cash America	14,265	9.0	10,509	9.9

Total Administration	50,252	31.6	36,094	34.0

Depreciation and amortization	8,559	5.4	7,297	6.9

Total Expenses	$158,991	100.0%	$106,081	100.0%

Marketing expense increased $26.4 million, or 80.6%, to $59.2 million in 2010 compared to $32.8 million in 2009, representing 49.9% of the increase in total expenses. Direct marketing, which includes lead purchase costs, increased $23.5 million, due mainly to increases in expenses related to efforts to expand domestically and internationally. Referral fee expenses increased $2.9 million, primarily due to increased loan volume from our existing referral programs.

Operations and technology expense increased $11.1 million, or 37.0%, to $41.0 million in 2010 compared to $29.9 million in 2009, primarily due to an $8.7 million increase in personnel expenses, related to the addition of new personnel to support growth.

Administration expense increased $14.2 million, or 39.2%, to $50.3 million in 2010 compared to $36.1 million in 2009, primarily due to increases in personnel expenses related to an increase in short-term and long-term incentive expense as a result of the significant increase in earnings and, to a lesser extent, personnel additions and merit increases. In addition, expenses allocated from Cash America increased $3.8 million due primarily to increased personnel costs related to merit increases and increased incentives related to the increase in earnings which resulted in a greater pro rata allocation to us.

Depreciation and amortization expense increased $1.3 million, or 17.3%, in 2010 compared to 2009 mainly due to additional depreciation of $1.2 million on capital additions for systems development in support of new products, as well as normal system upgrades.

Management’s discussion and analysis of financial condition and results of operations

Affiliate Interest Expense

We have entered into affiliate borrowing agreements with Cash America for all of our borrowing arrangements, and, as such, we have no other debt agreements with other third-party lenders. For the majority of intercompany borrowings, interest is charged at Cash America’s monthly weighted-average cost of borrowed funds. Affiliate interest expense increased $3.6 million, or 30.8%, to $15.5 million in 2010, compared to $11.9 million in 2009. The increase was due primarily to an increase in the average amount of debt outstanding, which increased $29.6 million, to $265.9 million during 2010 from $236.3 million during 2009. An increase in our effective blended borrowing cost from 4.6% in 2009 to 5.9% in 2010 also contributed to our higher interest expense.

LIQUIDITY AND CAPITAL RESOURCES

Capital Funding Strategy

We have historically funded our strategic and operating capital needs through a combination of cash flows from operating activities and affiliate advances from Cash America. This funding strategy will continue after the completion of this offering. We will use all of the net proceeds from this offering to reduce the outstanding balance of our intercompany indebtedness due to Cash America (totaling approximately $410.8 million as of December 31, 2011). After the completion of this offering, we expect that our operating needs will be satisfied by a combination of cash flows from operations and borrowings under the credit agreement we will enter into with Cash America prior to this offering, which will provide for revolving credit borrowings of up to an amount equal to $450 million immediately following this offering, subject to reduction in certain circumstances. See “Our relationship with Cash America—Historical Relationship With Cash America—Revolving Credit Agreement With Cash America” for a discussion of the terms and provisions of this credit agreement. Future strategic capital needs will be considered as necessary and may be satisfied via various capital market sources as prevailing market conditions dictate.

A significant decline in demand for our products and services or other unexpected changes in financial condition may result in our inability to obtain third-party financing or could increase our borrowing costs in the future. To the extent we experience short-term or long-term funding disruptions, we have the ability to address these risks through adjustments to short-term lending to consumers that would reduce cash outflow requirements while increasing cash inflows through repayments of consumer loans. Additional alternatives may include the securitization or sale of assets and reductions in capital spending which could be expected to generate additional liquidity.

Cash Flows

Our cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Cash flows provided by operating activities	$257,940	$218,454	$150,880
Cash flows used in investing activities
Consumer loans	(266,213)	(191,063)	(124,418)
Acquisitions	—	(21,162)	(42,446)
Property and equipment additions	(15,073)	(12,687)	(12,360)

Total cash flows used in investing activities	(281,286)	(224,912)	(179,224)
Cash flows provided by (used in) financing activities	43,124	(1,034)	39,321

Working capital	186,333	84,061	63,600
Current ratio	4.9x	2.7x	2.4x

Management’s discussion and analysis of financial condition and results of operations

Cash flows from operating activities

Net cash provided by operating activities increased $39.4 million, or 18.1%, from $218.5 million for 2010 to $257.9 million for 2011. The increase was primarily driven by a $12.2 million increase in net income during 2011 and a $36.7 million increase in the loan loss provision, a non-cash expense, primarily as a result of increased loan volume. An increase in customer transactions causes an increase in the consumer loan balance, which immediately requires an increase in the balance sheet reserve for potential loan losses and generates the loan loss provision, a non-cash expense, during the period. The related cash expense for uncollectible loans is captured as the difference in consumer loans made or purchased and consumer loans repaid for those loans that are uncollectible. These amounts are reflected in the cash flows from investing activities.

Other significant changes in net cash provided by operating activities for 2011 compared to 2010 included cash flows from the following activities:

➢

changes in finance and service charges on consumer loans resulted in a $5.3 million decrease in net cash provided by operating activities, primarily due to increases in receivables related to growth in our U.K. lending activities;

➢

changes in accounts payable and accrued expenses resulted in a $12.3 million increase in net cash provided by operating activities, primarily due to the timing of payments of marketing, legal and lead purchase costs; and

➢

changes in current intercompany income taxes resulted in a $16.0 million decrease in net cash provided by operating activities, primarily due to the payment to Cash America in 2011 of the full balance of intercompany income taxes payable, the implementation in 2011 of a change in the timing of tax deductions related to internally developed software and the impact of increased bonus depreciation rules for U.S. tax purposes in effect for all of 2011.

Net cash provided by operating activities increased $67.6 million, or 44.8%, from $150.9 million for 2009 to $218.5 million for 2010. The increase was primarily driven by a $7.1 million increase in net income during 2010 and a $55.8 million increase in the loan loss provision, a non-cash expense, primarily as a result of increased loan volume.

Other significant changes in net cash provided by operating activities for 2010 compared to 2009 included cash flows from the following activities:

➢

changes in prepaid expenses and other assets resulted in a $13.0 million increase in net cash provided by operating activities, primarily due to decreases in receivables related to the participation interests acquired from a third-party lender related to our MLOC services;

➢

changes in accounts payable and accrued expenses resulted in a $22.1 million decrease in net cash provided by operating activities, primarily due to the absence of payables related to our MLOC services in 2010; and

➢

changes in current intercompany income taxes resulted in a $12.0 million increase in net cash provided by operating activities, primarily due to the timing of domestic federal income tax payments that are based upon annualized activity through the end of the third quarter, which differed from the full year tax provision settled in the succeeding fiscal year.

Management believes cash flows from operations and available cash balances and borrowings will be sufficient to fund our future operating liquidity needs.

Management’s discussion and analysis of financial condition and results of operations

Cash flows from investing activities

Net cash used in investing activities increased $56.4 million, or 25.1%, for 2011 compared to 2010 primarily due to a $75.2 million increase in consumer loans made or purchased, net of consumer loans repaid. This increase was primarily due to increases in consumer loans made or purchased in our foreign markets which more than offset lower consumer loans made or purchased in domestic markets and a decrease in loans repaid.

Net cash used in investing activities increased $45.7 million, or 25.5%, for 2010 compared to 2009, primarily due to a $66.6 million increase in consumer loans made or purchased, net of consumer loans repaid. This increase was primarily due to an increase in our loan portfolio and the impact of uncollectible loans, which are captured as the difference in consumer loans made or purchased and consumer loans repaid for those loans that are uncollectible.

In conjunction with our July 23, 2008 acquisition of substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc., or collectively referred to as PBSI, we made supplemental payments pursuant to an earn-out agreement of $21.2 million for the year ended December 31, 2010 and $2.7 million for the year ended December 31, 2009. No earn-out payments were made during the year ended December 31, 2011. As of December 31, 2011, no additional supplemental payment had been accrued based on the terms of the asset purchase agreement. The total of all payments to the sellers of the PBSI business cannot exceed $50.0 million. See Note 4 in the Notes to Consolidated Financial Statements.

In conjunction with Cash America’s September 15, 2006 acquisition of substantially all of the assets of The Check Giant, LLC through a wholly-owned subsidiary Cash America Net Holdings, LLC, or CashNetUSA, Cash America made supplemental payments pursuant to an earn-out agreement of $39.7 million for the year ended December 31, 2009.

Expenditures for property and equipment used $15.1 million of cash in 2011 compared to $12.7 million in 2010. Additionally, expenditures for property and equipment increased $0.3 million from 2009 to 2010. The respective $2.4 million and $0.3 million year-over-year increases primarily related to increases in technology development costs to support our growth. Management anticipates that expenditures for property and equipment for 2012 will be between $15 million and $20 million, primarily for continued development activities related to our technology platform, the purchases of computer hardware and for leasehold improvements.

Cash flows from investing activities exclude a $5.0 million purchase from Cash America of preferred stock representing a minority interest in a small consumer finance company, which is included in “Other assets” on the consolidated balance sheets, because this is a non-cash item. See Note 15 in the Notes to Consolidated Financial Statements.

Cash flows from financing activities

Net cash provided by financing activities increased $44.2 million from a use of cash of $1.0 million in 2010 to a source of cash of $43.2 million in 2011. The increase in cash provided by financing activities was due to increased borrowings from Cash America primarily driven by higher consumer loan balances. Cash provided by financing activities excludes a $75.0 million dividend paid on September 6, 2011 to Cash America in the form of a promissory note, which is included in “Affiliate notes payable” on the consolidated balance sheets, because this is a non-cash item. See Note 9 in the Notes to Consolidated Financial Statements.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by financing activities decreased $40.3 million, or 102.6%, from a source of cash of $39.3 million in 2009 to a use of cash of $1.0 million in 2010. The decrease in cash provided by financing activities for these respective years was primarily due to reduced borrowings from Cash America as our cash flow from operations increased over these periods. See Note 9 in the Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (dollars in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Affiliate notes payable(1)	$—	$—	$—	$—	$—	$410,815	$410,815
Non-cancelable leases	2,599	2,682	2,693	2,769	2,833	2,485	16,061

Total	$2,599	$2,682	$2,693	$2,769	$2,833	$413,300	$426,876

(1)	We will enter into a credit agreement with Cash America prior to this offering, which will replace our affiliate notes payable. Borrowings under our credit agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect our directors.

OFF-BALANCE SHEET ARRANGEMENTS

In certain markets, we arrange for consumers to obtain consumer loan products from one of several independent third-party lenders through our CSO programs. For consumer loan products originated by third-party lenders under the CSO programs, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the consumer loan. We in turn are responsible for assessing whether or not we will guarantee such loan. When a customer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan received by the customer from the third-party lender if the customer fails to do so. The guarantee represents an obligation to purchase specific loans if they go into default, which generally have terms of less than 90 days. As of December 31, 2011 and 2010, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $42.8 million and $38.9 million, respectively, which were guaranteed by us.

We and our domestic subsidiaries participate jointly and severally with all domestic subsidiaries of Cash America and guarantee long-term debt of Cash America of $430.2 million, $352.5 million and $327.7 million, at December 31, 2011, 2010 and 2009, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets. We will not be released from our obligations under such guarantees following completion of this offering.

Management’s discussion and analysis of financial condition and results of operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in foreign currency exchange rates. Cash America periodically uses forward currency exchange contracts to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. We participate in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in our financial statements. The forward currency exchange contracts are not designated as hedges. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction (loss) gain” in our consolidated statements of income. The following table sets forth, by each foreign currency hedged, the notional amounts of forward currency exchange contracts as of December 31, 2011, the total gains or losses recorded in 2011, and sensitivity analysis of hypothetical 10% declines in the exchange rates of the currencies (U.S. dollars in thousands).

	Notional amount of outstanding contracts as of December 31, 2011	Gain/(loss) recorded in 2011(1)	Sensitivity Analysis(2)
British Pound Sterling	$77,364	$2,035	$(5,010)
Australian dollar	3,011	(179)	(198)

Total	$80,375	$1,856	$(5,208)

(1)	The gains (losses) on these derivatives substantially offset the (losses) gains on the hedged portion of foreign intercompany balances.
(2)	Represents the decrease to net income attributable to us due to a hypothetical 10% strengthening of the foreign currency.

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OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 80 million website page views and approximately $2.1 billion in credit extended in 2011. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In 2011, we processed approximately 4.0 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2011, we derived 53% of our total revenue in the United States and 47% of our total revenue internationally. In 2010, we derived 73% of our total revenue in the United States and 27% of our total revenue internationally. The vast majority of our international revenue in 2011 was derived from our operations in the United Kingdom. In 2011, we derived 44% of our total revenue from the United Kingdom and 3% from Australia and Canada. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada.

We were an early mover into online lending, launching our online business in 2004. We have developed a proprietary underwriting system based on data we have collected over our seven years of experience. This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer and to speed product delivery. Our systems also monitor loan collection and portfolio performance data that we utilize to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

PRODUCTS AND SERVICES

We provide or arrange multiple types of unsecured lending products for consumers in four countries.

Short-term Consumer Loans

Single payment loans.     We offer single payment consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada. These loans are short-term, small-denomination consumer loans and generally have loan terms of seven to 45 days. When a customer takes out a new loan, loan proceeds are promptly deposited in the customer’s bank account in exchange for a pre-authorized debit for repayment of the loan from the customer’s bank account. Where permitted by law, a customer may choose to renew a loan before payment becomes due by agreeing to pay the current finance charge for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge. If a loan is renewed, the renewal is considered a new loan.

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In some instances in the United Kingdom, customers agree to repay a new short-term consumer loan in two payments, and in these cases we consider the obligation to make the first payment as a new single payment consumer loan and the obligation to make the second payment as a renewal of that loan because the customer pays a finance charge when each payment is made, similar to a renewed loan. When we refer to short-term single payment consumer loans in this prospectus, it includes these short-term loans made in the United Kingdom.

In certain markets, we arrange for consumers to obtain single payment consumer loan products from one of several independent third-party lenders through our credit service organization, credit access business and finance brokerage programs, or our CSO programs. When a consumer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the consumer, to provide certain services to the consumer, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For single payment consumer loan products originated by third-party lenders under the CSO programs, each lender is responsible for providing the criteria by which the consumer’s application is underwritten and, if approved, determining the amount of the consumer loan. We in turn are responsible for assessing whether or not we will guarantee such loan. As of December 31, 2011 and 2010, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $42.8 million and $38.9 million, respectively, which were guaranteed by us.

Generally, single payment loan amounts range from $50 to $2,500, depending on applicable law. Principal amounts of short-term single-payment consumer loans averaged approximately $510 in 2011. The fees we charge for short-term single payment consumer loans in the United States vary by jurisdiction but typically range between $10 to $25 per $100 borrowed, and the fees we charge for short-term single payment consumer loans in the foreign markets in which we operate, which are the United Kingdom, Australia and Canada, also vary but typically range between 20 and 29.50 per 100 borrowed in their respective currencies. Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to consumers with top-tier credit histories by commercial banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit consumers.

Line of credit.     We also offer lines of credit of up to $1,800 in several U.S. states, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit and make periodic payments over time. In 2011, the maximum credit limit available to consumers was $1,800, and the average credit limit of our line of credit customers was $662.

Installment Consumer Loans

We offer installment loans in the United Kingdom and in certain U.S. states. Generally, terms are between four and 36 months and loan amounts range from $75 to $3,100, depending on applicable law. These loans generally have higher principal amounts than single payment loans and are repaid in installments. The loan may be repaid early at any time with no prepayment charges. Principal amounts of our installment consumer loans averaged approximately $1,157 in 2011.

We also have plans to begin offering a new installment loan product under a different brand name in certain U.S. states. This unsecured consumer loan product is designed to provide a cost-effective credit alternative for consumers who are still considered underbanked but who generally have better credit qualifications than our traditional domestic customers. These loans also provide for substantially equal installment payments due on the customers’ pay dates. Generally, the term for these installment loans will range from six to 36 months, and the loan amounts will range from $500 to $3,000, subject to applicable state laws.

Business

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. We measure our business using several financial and operating metrics. Our key metrics include the number of new customers and total number of customer transactions, in addition to other measures described under “Management’s discussion and analysis of financial condition and results of operations—Measurement of the Business.” The following charts show our growth in the number of new customers and total number of customer transactions completed in each year from 2007 through 2011, excluding the new customers and customer transactions in 2008, 2009 and 2010 related to micro line of credit, or MLOC, services we stopped providing on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances as described further under “Management’s discussion and analysis of financial condition and results of operations—Our Products.”

The following charts show our growth in revenue and Adjusted EBITDA by year from 2007 through 2011. See “Management’s discussion and analysis of financial condition and results of operations—Adjusted EBITDA” for a definition of Adjusted EBITDA, which is a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income.

Our Markets

We currently operate in the United States and internationally, and we believe there are significant market opportunities in both. We currently operate in the following countries:

United States.     We began our online business in the United States in May 2004. As of the date of this prospectus, we operate in 32 states under the name CashNetUSA at www.cashnetusa.com. In 2011, we processed over 2.3 million transactions and acquired over 240,000 new customers in the United States.

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Set forth below are the states in the United States where we operated as of December 31, 2011.

Alabama	Maryland	Rhode Island
Alaska	Michigan	South Carolina
California	Minnesota	South Dakota
Delaware	Mississippi	Tennessee
Florida	Missouri	Texas
Hawaii	Nevada	Utah
Idaho	New Mexico	Virginia
Illinois	North Dakota	Washington
Kansas	Ohio	Wisconsin
Louisiana	Oklahoma	Wyoming
Maine	Oregon

United Kingdom.     We operate in the United Kingdom under the names QuickQuid at www.quickquid.co.uk and Pounds to Pocket at www.poundstopocket.co.uk. We began our QuickQuid short-term consumer loan business in July 2007 and our Pounds to Pocket installment consumer loan business in September 2010. In 2011, we processed over 1.5 million transactions and acquired over 270,000 new customers in the United Kingdom.

Australia.     We began our operations in Australia in May 2009, where we operate under the name DollarsDirect at www.dollarsdirect.com.au. In 2011, we processed over 84,000 transactions and acquired over 10,000 new customers in Australia.

Canada.     We began our operations in Canada in October 2009. As of the date of this prospectus, we operate in the provinces of Ontario, British Columbia and Alberta under the name DollarsDirect at www.dollarsdirect.ca. In 2011, we processed over 31,000 transactions and acquired over 5,000 new customers in Canada.

OUR INDUSTRY

Importance of E-Commerce

The Internet has transformed how consumers shop for and acquire products and services. According to Frost & Sullivan, global Internet usage increased 75% from 2005 to 2010, from 940 million to 1.6 billion users, and is expected to increase 40%, to 2.3 billion users, by the end of 2015. As Internet usage becomes more prevalent, consumers are increasingly more likely to shop online. In 2001, less than 30% of adults in the United States used the Internet to buy a product; by 2011, that figure had increased to more than 70%, according to Pew Research. We expect this trend toward online usage to continue and consumer preference for online purchases to increase. Forrester estimates that e-commerce retail sales in the United States were $176 billion in 2010 and are expected to reach $279 billion by 2015. Forrester also estimates e-commerce retail sales in Europe to grow from €81 billion in 2010 to €134 billion in 2015.

We believe the growing use of the Internet by consumers is driven by many factors, including:

➢	increased acceptance of e-commerce as a convenient way to shop;

➢	decreased concerns about the security and reliability of e-commerce;

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➢	improved e-commerce experience through technology innovations, such as broadband Internet access and mobile devices; and

➢	increased recognition and support by retailers and manufacturers of the Internet as an important sales channel.

Trend Toward Online Lending

As a number of traditional financial services such as banking, bill payment and investing have become available online, a growing number of consumers are moving online to complete their financial transactions. According to Forrester, approximately 59% of adults in the United States banked online in 2010. This level of use highlights the extent to which consumers now accept the Internet for conducting their financial transactions and are willing to entrust their financial information to online companies. We believe the increased acceptance of online financial services has led to the increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24 hour per day availability, speed of funding and transparency of fees and interest.

We believe the online lending market is highly fragmented, and significant impediments exist that may prevent new participants from easily entering this market. New entrants must successfully implement an underwriting process, incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand the higher early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including costs to develop customized products conforming to the legal requirements of each jurisdiction of operation and obtain licensing approvals to lend in various states in the United States and in many international jurisdictions.

Significant Consumer Demand

Demand in the consumer segment we serve has been influenced by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for this segment. In addition, we believe that many traditional financial service providers are unwilling or unable to serve our primary customer base due to the higher costs and risks associated with serving these consumers. For example, according to a recent Federal Reserve Bank of New York report, in the United States approximately $1.4 trillion of consumer credit has been removed from the markets from the third quarter of 2008 to the fourth quarter of 2011. Demand for products and services like ours was highlighted by a recent paper from the National Bureau of Economic Research which found that almost half of the Americans surveyed reported that it is unlikely that they would be able to gain access to $2,000 to cover a financial emergency, even if given a month to do so. We believe consumers often view short-term consumer loans as a less expensive and more convenient choice for their financial needs than some other alternatives, such as overdraft protection on bank accounts, late payments on credit cards, and banks’ and retailers’ insufficient funds policies. We believe consumers want access to fast and convenient credit from a reputable and trustworthy source.

Our customer base is comprised largely of individuals living in households that earn less than $75,000 or £40,000 annually in the United States and the United Kingdom, respectively, many of whom are considered sub-prime borrowers. Based on our analysis of industry data, we believe our addressable markets are approximately 43 million and 15 million households in the United States and United Kingdom, respectively. The short-term lending market is sizable in both the United States and the United Kingdom. The U.S. Government Accountability Office has estimated that the short-term lending market in the United States represented approximately $40 billion in loan volume in 2010. The U.K. Office of Fair Trading estimates that alternative financial services, including short-term lending, represented approximately £7.5 billion in loan volume in 2008.

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OUR COMPETITIVE STRENGTHS

The consumer loan markets in which we operate are very competitive and highly fragmented. We face increased competition from banks, credit unions, other consumer lenders and retail businesses offering similar financial services. We also face increased competition from other online competitors, many of whom we believe may have not devoted the significant resources to regulatory compliance that we have. However, we believe that the following competitive strengths position us well for continued growth:

Scalable and flexible technology platform.    Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

Proprietary analytics and data.    We have developed a fully integrated decision engine that rapidly evaluates and makes credit determinations throughout the customer relationship, including marketing, underwriting, customer service and collections. Our proprietary models are built from over 3.3 terabytes of internal data which includes several years of lending history and millions of transactions. We continually refine our underwriting system to manage default risk and to structure loan terms. We believe our system provides more predictive assessments of future loan behavior when compared to traditional credit assessments such as Fair Isaac Corporation, or FICO, scoring models.

Focus on customer experience.    We believe that alternative credit consumers are not adequately served by other existing providers. To better serve these consumers, we established customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

Customer loyalty and brand recognition.    We believe we have established strong relationships with our customer base over the previous seven years. We were an early mover into online lending and have continued to invest in our brands to further increase visibility. We believe customers who wish to access credit again may return to us because of our dedication to customer service and our programs that benefit returning customers, such as our preferred member program, which provides returning customers with discounts on subsequent loans, and our customer referral program, which provides benefits to existing customers who refer new customers to us, and discounts on loan fees for those new customers. In order to develop a comparable database of customers, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios.

Strong emphasis on regulatory and compliance structure.    We conduct our business in a highly regulated industry. We have devoted significant resources to comply with the laws that apply to us while we believe many of our online competitors have not. Consequently, such competitors may face increased regulatory and compliance risks. We have extensive experience in regulatory and legal compliance and have tailored our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations, loan amounts and disclosures. Our technology platform was designed to allow us to launch new products in compliance with applicable laws and regulations and with a focus on customer protection.

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OUR STRATEGY

Our vision is to be the most trusted online alternative financial resource for hard working people internationally through world-class technology, analytics, operational excellence and customer support. The key elements of our strategy to deliver upon this vision include:

Increase penetration in existing markets.    We believe that we have only reached a small number of the potential customers for our products and services in the markets in which we currently operate. We will continue to pursue new customer acquisition through channels such as lead generation (sourcing potential customers via third-party lead providers, which use digital, email or other marketing efforts to acquire and provide us with loan applicants), traditional advertising and digital advertising. We also leverage our platform by offering online loans to consumers referred to us by certain storefront lending companies, including Cash America, further increasing penetration in markets we currently serve.

Expand globally to reach new markets.    We intend to build on our global reach by entering new markets, particularly in Latin America and Europe. When pursuing geographic expansion, factors we consider include widespread Internet usage and government policies that promote the extension of credit. Our launch into the United Kingdom in 2007 and Australia and Canada in 2009 demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 1% of our total revenue, to $225.6 million in 2011, or 47% of our total revenue. We are currently exploring new international opportunities and recently began testing a micro line of credit product for consumers in Mexico.

Introduce new products and services.    We plan to further penetrate existing markets and attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single payment consumer loans to installment and line of credit products, using our analytics expertise and our flexible and scalable technology platform. We will continue to develop additional solutions for our customer base with other innovative products.

Continuous process improvement.    Our key areas of continuing focus are:

➢	integrating new data sources to refine our predictive models, which is intended to improve the performance of our portfolio;

➢	increasing loan volumes through efficient and cost effective marketing;

➢	improving customer conversion across the application process; and

➢	improving call center efficiency metrics.

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ONLINE LOAN PROCESS

We have created a quick and simple process for customers to apply for a loan, as shown below:

TECHNOLOGY PLATFORM

Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

We continually employ technological innovations to increase the scalability, flexibility, speed and stability of our technology platform, which performs a variety of integrated and core functions:

➢	Front-end system, which includes external websites and landing pages customers use when applying for loans and managing their accounts;

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Back-end systems and CRM systems, which maintain customer-level data and are used by our call center employees to provide real-time information for all inquiries. Our back-end system and CRM, or customer relationship management, system includes, among other things, our contact management system, operational and marketing management system, automated phone system, Interactive Voice Response and call center performance management system;

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➢	Decision engine, which rapidly evaluates and makes credit decisions throughout the customer relationship; and

➢	Financial system, which manages the external interface for funds transfers and provides daily accounting, reconciliation and reporting functions.

Key elements of our technology platform include:

Scalable IT infrastructure.    Our IT infrastructure allows us to meet customer demand and accommodate business growth. Our services rely on accessing, evaluating and creating large volumes of data including, for example, information collected from more than 8.0 million credit reports in 2011. This rich dataset has grown significantly over our seven year history and will continue to grow as our business expands. We believe that our scalable IT infrastructure enables us to meet substantial growth demands.

Flexible software system.    Our software system is designed to allow us to enter new markets and launch new products rapidly, modify our business operations quickly and account for complex regulatory requirements imposed by the jurisdictions in which we operate. We have developed a proprietary software solution that allows us to innovate faster, to improve the customer experience and to be flexible enough to integrate with strategic partners. Our software system and its flexibility allow us much more control over the continually evolving aspects of our business.

Rapid development processes.    Our software development life cycle is rapid and iterative to increase the efficiency of our platform. We are able to implement software updates while maintaining our system stability.

Security.    We collect and store personally identifiable customer information, including names, addresses, social security numbers and bank account information. We have safeguards designed to protect this information. We also created controls to limit employee access to that information and to monitor that access. Our safeguards and controls have been independently verified via regular and recurring audits and assessments.

Redundant disaster recovery.    Our technology platform is distributed across two different locations. This provides redundancy, fault tolerance and disaster recovery functionality in case of a catastrophic outage.

PROPRIETARY DATA AND ANALYTICS

Decision Engine

We have developed a fully integrated decision engine that rapidly evaluates and makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles over 50 algorithms and over 500 variables. The algorithms in use are monitored, validated, updated and optimized on a periodic basis to continuously improve our operations. In order to support the daily running and ongoing improvement of our decision engine, management believes it has assembled a highly skilled team of over 50 data and analytics professionals.

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A typical credit decisioning process for an approved transaction is depicted in the following chart:

Proprietary Data, Models, and Underwriting

Our proprietary models are built on seven years of history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from multiple third-party sources. As of the date of this prospectus, we have over 3.3 terabytes of internal data to consider for modeling use. Management believes the ability to manage and analyze the tremendous breadth of data we have acquired since 2004 is a distinct competitive advantage.

We continually update our underwriting models to manage risk of defaults and to structure loan terms. We use some combination of over 30 factors when evaluating a potential customer, which can include a customer’s income, rent or mortgage payment amount, external credit bureau scores, amount and status of outstanding debt, fraud reports, repayment history, charge-off history and the length of time the customer has lived at his or her current address. We believe our system provides more predictive assessments of future loan behavior and results in superior loan performance when compared to traditional credit assessments, such as FICO, since we designed our system specifically for our specialized products and services.

Our underwriting system is able to assess risks associated with each customer individually based on specific customer information and historical trends in our portfolio. Our system completes these assessments within seconds of receiving the customer’s data. Additionally, we continuously test new third-party data sources and run sampling tests to improve these systems.

Fraud Prevention

Our robust fraud prevention system is built from in-depth analysis of previous fraud incidences and information from third party data sources. We continuously develop and implement ongoing improvements to reduce losses due to fraudulent activity. Our fraud prevention system incorporates algorithms to differentiate customers in an effort to identify suspected fraudulent activity and to reduce our risks of loss from fraud.

Our fraud prevention team has implemented systems that systematically monitor indicators of fraudulent activity and are positioned to respond to suspicious activity quickly. While no system can completely protect against losses from fraud, we believe our systems provide protection against significant fraud losses.

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MARKETING

Our marketing efforts are focused on two primary goals: acquire customers at a low cost and promote our brands within the online lending market. We accomplish these objectives through a number different ways, such as:

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Lead generation.    We purchase qualified leads for prospective new customers from a number of lead providers who are focused on the online lending market. We believe that our rapid decision-making on lead purchases, strong customer conversion rates and significant scale in each of our markets make us a preferred partner for lead providers.

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Traditional advertising.    We use non-digital advertising, such as television, direct mail, radio and outdoor advertisements to drive website traffic and loan volume. We believe our investments through this channel have helped create strong brand awareness and preference in the consumer segments we serve.

➢	Digital acquisition. Our online marketing efforts include pay-per-click, keyword advertising, search engine optimization, affiliate partnerships, social media programs and mobile advertising.

➢	User experience and conversion. We leverage visitor usage metrics as well as website design strategies to improve our conversion rate of website visitors to customers.

We believe that our customers have a strong awareness of and preference for our brands, CashNetUSA, QuickQuid, DollarsDirect and Pounds to Pocket, as a result of our focused marketing efforts and our leadership position in a number of markets.

CUSTOMER SERVICE

We believe that our emphasis on superior customer service is a significant contributor to our growth in annual customer transactions. As of December 31, 2011, we had 234 employees in our customer service department supporting our customers in four countries.

We have two call center facilities, one in our corporate offices in Chicago and another in Gurnee, Illinois, a Chicago suburb, and we do not outsource our call center operations. As of December 31, 2011, we also had an application support team of 88 employees focused on assisting customers with the application process, directly improving our customer conversion rates, plus 60 loan processing employees who verify certain loan application data and monitor loan processing activities. To better serve these consumers, we have established customer oriented business practices, such as offering 24/7 customer service as well as our programs that benefit returning customers, such as our preferred member program and our referral program. We continuously work to improve our customers’ experience and satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

COLLECTIONS

Within our two Chicago area call centers, we operate centralized collection teams to coordinate a consistent approach to customer service and collections. We have implemented payment and loan collection policies and practices designed to maximize loan repayment and to facilitate regulatory compliance while also providing excellent customer service. Our collections employees are trained to help the customer understand available payment alternatives and make arrangements to repay the loan. We use a variety of collection strategies to satisfy a delinquent loan, such as settlements and payment plans. As of December 31, 2011, we had 145 employees in our collections department supporting collections in four countries.

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Call center employees contact customers following the first missed payment and periodically thereafter. Our primary methods of contacting past due customers are through phone calls, letters and emails. Loans that we are unable to collect are ultimately sold to debt collection companies. As we do not generally consider in person collection activities to be practical, we do not believe that our collection efforts are subject to any material limitations due to the fact that our customer service centers are located in only one of the markets we serve.

COMPETITION

The consumer loan markets in which we operate are very competitive and highly fragmented. While we believe that we are a major provider of online consumer loan products and services in the United States, it is difficult to determine our competitive position in the markets we serve. Numerous competitors offer consumer loan products and services and many significant competitors are privately held, making it difficult for us to gauge the size of their business or their competitive positions. However, we believe our principal online competitors to customers in the United States include Miami Nation Enterprises, Integrity Advance and certain offshore lenders, many of whom offer short-term consumer loans under multiple brand names and domains. We also compete against storefront short-term consumer lenders that have moved into the online lending markets, including Ace Cash Express, Check ‘n Go, Dollar Financial and Check Into Cash.

In the United Kingdom, we believe that our principal online competitors include PaydayUK, Wonga and Lending Stream. In Australia, we believe our main online competitors are Cash Doctors, PaydayMate and First Stop Money. In Canada, for historical reasons, the industry has been dominated by storefront lenders, and as a result, our principal competitors are not online lenders but storefront lenders, such as Money Mart and The Cash Store.

Impediments exist that prevent new entrants from easily entering the online lending market. New entrants must successfully implement underwriting and fraud prevention processes, incur high marketing and customer acquisition costs, overcome consumer brand loyalty and have sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products associated with licenses to lend in various states in the United States and in many international jurisdictions.

In addition to direct online competition, storefront short-term consumer loan lenders are a significant source of competition in most of our markets, including Advance America, Ace Cash Express, Check ‘n Go, Dollar Financial, Check Into Cash and Cash America. We believe that there is also indirect competition to some of our products and services, including bank overdraft facilities and banks’ and retailers’ insufficient funds policies, many of which may be more expensive alternative approaches for consumers to cover their bills and expenses than our products and services. Our products and services also compete with other financial institutions, such as banks, pawn shops, credit services organizations, auto title lenders and consumer finance companies, which can offer loans on an unsecured as well as a secured basis.

We believe that the principal competitive factors in our industry consist of the ability to provide sufficient loan size to consumers to meet their loan requests, speed of funding, customer privacy, ease of access, transparency of fees and interest, and customer service.

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INTELLECTUAL PROPERTY

We rely on a combination of trademark laws and trade secret protections in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our proprietary analytics, predictive underwriting models and software systems. Protecting our rights to our intellectual property is critical, as it enhances our ability to offer distinctive services and products to our customers, which differentiates us from our competitors. We have several registered trademarks, including CashNetUSA, QuickQuid, DollarsDirect, Pounds To Pocket and our “e” logo.

SEASONALITY

Our U.S. business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenue for the remainder of each year. Consequently, we experience seasonal fluctuations in our operating results and cash needs.

EMPLOYEES

As of December 31, 2011, we had 872 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

PROPERTIES

Our principal executive offices are located in Chicago, Illinois, where we lease approximately 138,000 square feet under a lease that expires in 2017. We also maintain leased offices of approximately 40,000 square feet in Gurnee, Illinois for one of our call center operations. Our Gurnee, Illinois lease expires in 2019. We believe that our existing and planned facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Regulation and legal proceedings

Our products and services are subject to extensive federal, state, local and foreign laws and regulations. The regulation of our industry is intended primarily for the protection of consumers rather than investors in our common stock or our creditors and is constantly evolving as new laws and regulations are introduced and existing laws and regulations are repealed, amended and modified. This evolving regulatory landscape creates various uncertainties and risks for the operation of our business, any of which could have a material adverse effect on our business, prospects, results of operations and financial condition. See “Risk factors.” The failure to comply with applicable laws, rules or related regulations could result in, among other things, the issuance of cease and desist orders (which can include orders for restitution or rescission of contracts as well as other kinds of affirmative relief), the imposition of fines or refunds, and other civil and/or criminal penalties, some of which could be significant in the case of knowing or reckless violations.

FEDERAL REGULATION—UNITED STATES

We are subject to the federal Truth in Lending Act, or TILA, and its underlying regulations, known as Regulation Z, and the Fair Credit Reporting Act, or FCRA. These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. In addition, the federal FCRA requires us to provide a Notice of Adverse Action to a loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and of their right to learn the specific reasons for the denial of credit. The federal Equal Credit Opportunity Act prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any action taken on the individual’s credit application.

The use of consumer reports and other personal data used in credit underwriting is governed by the FCRA and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. Some of our services may, as of the date of this offering, include the assembly and delivery of consumer reports, or similar reports, to affiliated and potentially other third-parties. As a distributor of consumer reports and similar data, if we become a Consumer Reporting Agency, or CRA, as defined by the FCRA, we would be required to comply with certain aspects of these laws and regulations that apply to CRAs. Non-compliance with the FCRA, either as a user or as a CRA, could lead to statutory penalties, private litigation for damages or, in certain cases, regulatory investigation and sanctions, including obligations under government initiated consent decrees.

We are also subject to the federal Fair and Accurate Credit Transactions Act, which requires us to adopt written guidance and procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various coworker policies and procedures and provide coworker training and

Regulation and legal proceedings

materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.

We are also subject to the USA PATRIOT Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control requires that assets and transactions involving target countries and specially designated nationals be frozen.

Under the Bank Secrecy Act and regulations of the U.S. Department of the Treasury, we must report transactions occurring in a single day involving currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as single transactions if we have knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. Also, federal regulations require us to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN. The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no legitimate business or lawful purpose. Certain of our subsidiaries are registered as money services businesses with the U.S. Treasury Department and must re-register with FinCEN at least every two years. Such subsidiaries must also maintain a list of names and addresses of, and other information about, their business and must make that list available to any requesting law enforcement agency. This list must be updated at least annually.

Federal law also limits the annual percentage rate to 36% on certain consumer loans made to members of the U.S. military, active-duty reservists and members of the National Guard and their immediate families. This 36% annual percentage rate cap applies to a variety of consumer loan products, including short-term consumer loans. Therefore, due to these rate restrictions, we are unable to offer certain short-term consumer loans to members of the military or their spouses and dependents.

The consumer loan business is also subject to the federal Electronic Funds Transfer Act and other laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor’s bank account relating to a consumer loan (i.e., ACH funds transfer). Additionally, we use the federal Fair Debt Collection Practices Act, or FDCPA, as a guide to operating our collection activities, and we are required to comply with all applicable state collection practices laws. Furthermore, we are subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

We are also subject to various federal and state laws and regulations relating to privacy and data security. Under these laws, including the federal Gramm-Leach-Bliley Act, we must disclose to our customers our privacy policy and practices, including those policies relating to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require us to ensure that our systems are designed to protect the confidentiality of customers’ nonpublic personal information. These regulations also dictate certain actions that we must take to notify our consumers if their personal information is disclosed in an unauthorized manner.

Regulation and legal proceedings

A variety of bills aimed at consumer loan services, such as those that we provide, have been proposed or introduced in the U.S. Congress in recent years. In 2008 and 2009, bills were introduced in Congress that would have placed a federal cap of 36% on the effective annual percentage rate on all consumer loan transactions. Another bill would have placed a 15-cents-per-dollar borrowed ($0.15/$1.00) cap on fees for single payment consumer loans, and placed other restrictions on single payment consumer loans. These and other bills previously introduced, had they passed, would have severely restricted our ability to offer our consumer loan products. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. As such, we expect that Congress will continue to debate bills that could materially impact our credit products and services.

The U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Title X of the Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB. The CFPB became operational in certain respects in July 2011, although it did not have the ability to oversee and exercise its full authority over non-depository institutions and implement related rules until a permanent director was installed. On January 4, 2012, President Obama appointed a Director of the CFPB in a recess appointment bypassing Senate confirmation. Although there remain doubts about the legality of this appointment and the appointment may be subject to legal challenge, the CFPB has announced that it will now exercise full regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services such as us.

The CFPB’s powers include explicit supervisory authority to examine and require registration of such providers of consumer financial products and services, including providers of certain unsecured lending products such as us; the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive” or “abusive,” and hence unlawful; and the authority to impose record keeping obligations. We do not currently know the nature and extent of the rules the CFPB will consider for consumer loan products and services such as ours or the timeframe in which the CFPB may adopt such rules.

The CFPB has indicated that it intends to systematically gather data to obtain a complete picture of the consumer loan market and its impact on consumers, and in January 2012, the CFPB also released its Short-Term, Small-Dollar Lending Examination Procedures, which is the field guide CFPB examiners will use when examining small-dollar lenders such as us. The CFPB’s examination authority permits CFPB examiners to inspect our books and ask questions about our business, and the examination procedures include specific modules for examining marketing activities, loan application and origination activities, payment processing activities and sustained use by consumers, collections, defaults and consumer reporting and third-party relationships. Although the CFPB does not have the authority to regulate interest rates, it is possible that the CFPB could propose and adopt rules making short-term consumer lending products and services materially less profitable or even impractical to offer, which could force us to modify or terminate certain of our product offerings in the United States. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to other consumer loan products and services. Any such rules could have a material adverse effect on our business, results of operations and financial condition or could make the continuance of all or part of our U.S. business impractical or unprofitable.

In addition to the Dodd-Frank Act’s grant of regulatory and supervisory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or

Regulation and legal proceedings

CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB.

STATE REGULATION—UNITED STATES

Our business is regulated under a variety of enabling state statutes, all of which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of the date of this prospectus, we operate in 32 states that have specific statutes and regulations that enable us to offer economically viable products. We currently do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings or caps on the fees that may be charged. However, we may later offer our products or services in any of these states or the District of Columbia if we believe doing so may become economically viable because of changes in applicable statutes or regulations or if we determine we can broaden our product offerings to operate under existing laws and regulations. Despite the lack of specific laws, other laws may permit us to offer products and services in these states.

The scope of state regulations, including the fees and terms of our products and services, varies from state to state. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate.

The states with laws that specifically regulate our products and services typically limit the principal amount of a consumer loan and set maximum fees or interest rates that customers may be charged. Some states also limit a customer’s ability to renew a short-term consumer loan and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for consumer loans such as ours and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due amounts are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict the advertising content of our marketing materials. Also, some states require us to report loan activity to state-wide databases and restrict the number and/or principal amount of loans a consumer may have outstanding at any particular time or over the course of a particular period of time, typically twelve months.

In states or jurisdictions where we offer our CSO programs, we comply with that jurisdiction’s Credit Services Organization Act or a similar statute. These laws generally define the services we can provide to consumers and require us to provide a contract to the customer, outlining our services and the cost of those services to the customer. In addition, these laws may require additional disclosures to consumers and may require us to be registered with the jurisdiction and/or be bonded.

Over the last few years, legislation that prohibits or severely restricts our products and services has been introduced or adopted in a number of states, and we expect that trend to continue for the foreseeable future. Due to legislation adopted in Maryland that became effective October 1, 2010, we ceased offering consumer credit services through our CSO program in that state. Recently passed legislation in the states of Minnesota, passed in 2009, Colorado and Wisconsin, which became effective in 2010, and Illinois, which became effective in early 2011, affect our offering of consumer loans in each of those states, causing us to cease offering loans in Colorado and to reduce the volume of short-term consumer loans offered in Minnesota, Wisconsin and Illinois. In addition, a recently passed ballot initiative in the State of Montana, which became effective in January 2011, caused us to discontinue offering consumer loans in that state in December 2010. On October 19, 2010, the Pennsylvania Supreme Court upheld the Commonwealth Court of Pennsylvania’s prior decision from July 2009 against Cash America and us and

Regulation and legal proceedings

in favor of the Pennsylvania Department of Banking which makes it unprofitable for us to conduct our business in Pennsylvania. As a result of the initial decision by the Commonwealth Court, we ceased offering consumer loans in Pennsylvania in July 2009. Legislation was adopted in New Hampshire in 2008 that effectively prohibits us from offering short-term consumer loans to consumers in that state. As a result, in December 2008, we stopped offering short-term consumer loans in that state. In the state of Washington, a law adopted in 2010 placed a number of restrictions on our short-term consumer loan product including limiting the number of loans a customer may take to eight in any one year. As a result, our new customer transaction volume in that state has declined. New laws in Wisconsin implement a statewide database to monitor the number and dollar amount of short-term consumer loans made to customers.

Further, legislation permitting short-term consumer loans in Arizona expired in July 2010, and as a result, we ceased operating in Arizona. The Mississippi legislature passed legislation during the first quarter of 2011 that caused us to modify certain aspects of our short-term consumer loan product in that state. This Mississippi legislation also extended the statute’s sunset provision through 2016. Also, a ballot initiative, which would establish a 36% per annum rate cap, has been filed in Missouri that, if passed, would likely require us to cease offering our consumer loan products in that state.

We are regularly refining our consumer loan services and developing new products and services or operations to address recent or anticipated legislative and regulatory changes. Some of these legislative and regulatory changes may require us to cease operations, while other changes may result in less significant short-term or long-term changes, interruption in revenue or lower operating margins. We generally cannot estimate what effect, if any, operational changes we make in response to legislative and regulatory changes may have on our financial results until we determine whether we are able to develop legal and financially viable alternative products and services and assess consumers’ acceptance of such alternatives.

Statutes authorizing consumer loans and similar products and services such as ours typically provide the state agencies that regulate banks and financial institutions or similar state agencies with significant regulatory powers to administer and enforce the law. In most jurisdictions, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive examinations or audits from time to time to assess our compliance with applicable laws and regulations. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to renew licenses we hold. They may also impose rules that are generally adverse to our industry.

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions, which may change as the staff of state regulatory bodies change. If staff interpretations on which we rely change, any such changes could have a negative impact on our business. For example, an adverse change in a staff interpretation by the Pennsylvania Department of Banking caused us to terminate our operations in Pennsylvania in July 2009 following our unsuccessful challenge to that interpretive change.

State attorneys general and financial services regulators scrutinize our products and services and could take actions that may require us to modify, suspend, or cease operations in their respective states. We regularly receive, as part of comprehensive state examinations or audits or otherwise, comments from state attorneys general and financial services regulators about our business operations and compliance with state laws and regulations. These comments sometimes allege violations of, or deficiencies in

Regulation and legal proceedings

complying with, applicable laws and regulations. While we resolve most such allegations promptly and without penalty, we operate in a large number of jurisdictions with varying requirements and we cannot always anticipate how state attorneys general and financial services regulators will scrutinize our products and services or the products and services of our industry.

In addition, in states in which we are licensed to operate, we must comply with all applicable license requirements, including those concerning direct or indirect changes in control of the licensed entities. Most states in which we conduct licensed operations impose requirements related to changes in control of licensed entities or changes of officers of licensed entities or of controlling entities of licensed entities. There is a risk that state agencies responsible for licensing our operations may, as a result of this offering, impose unexpected requirements related to the change of control of our company or our subsidiaries. Any such unexpected requirements, if imposed, could result in delays or limitations on our operations.

State-specific legislative or regulatory action can reduce our revenue and/or margins in a state, cause us to temporarily operate at a loss in a state, or even cause us to cease or suspend our operations in a state. From time to time, we may also choose to operate in a state even if legislation or regulations cause us to operate at a loss in that state.

LOCAL REGULATION—UNITED STATES

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations. These local rules and regulations are subject to change and vary widely from city to city. Local jurisdictions’ efforts to restrict short-term lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer lenders such as us could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

INDUSTRY-GROUP BEST PRACTICES

In addition to our compliance with federal, state, and local regulatory requirements applicable to consumer loan products, we endeavor to adhere to certain industry-group best practices. We are a member of the Online Lenders Alliance, or OLA, which is a professional organization representing the growing industry of U.S.-based companies offering online consumer loans. All OLA member companies agree to adhere to the OLA Best Practices and Code of Conduct developed by OLA to ensure that consumer loan customers are fully informed, are fairly treated and are using all lending products and practices responsibly. The OLA also has been tasked with clearing up misconceptions and myths surrounding the online lending industry and educating the public, legislators and regulators about the demand for and importance of consumer loan products on the Internet. The OLA Best Practices are summarized as follows:

➢	Disclose all loan terms in a transparent and easy to understand way to help consumers make educated decisions;

➢	Provide consumers a chance to change their mind by maintaining a reasonable cancellation policy;

➢	Comply with all applicable laws and regulations and be in good standing with applicable governing officials and regulatory bodies;

Regulation and legal proceedings

➢	Protect consumers’ personal data with comprehensive website security and a privacy policy;

➢	Help consumers help themselves by providing referrals to credit counseling, education and assistance where appropriate;

➢	Follow all Truth-in-Lending Practices;

➢	Use advertising and marketing practices that promote the responsible use of short-term credit services;

➢	Prohibit any false, misleading or deceptive acts or practices;

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Provide comprehensive website security and fraud prevention practices that include timely and accurate reports on loan activity, consumer notification of account use, and validation of routing numbers;

➢	Treat consumers with respect and use fair, professional and non-abusive collection practices; and

➢	Prohibit the use of unlawful threats, intimidation, or harassment to collect accounts.

FOREIGN REGULATION

In the United Kingdom, our consumer lending activities must comply with the CCA and related rules and regulations (including certain provisions of the European Union Consumer Credit Directive, or EU CCD), which, among other things, prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. We must maintain a license from the OFT, which is responsible for regulating consumer credit and competition. We must also follow the Irresponsible Lending Guidance of the OFT, which provides greater clarity for lenders as to business practices that the OFT believes constitute irresponsible lending under the CCA. We are subject to the requirements of the DPA and are fully registered as a data-controller under the DPA as required. Finally, we are certified under the EU Safe Harbor provision, which allows us to pass EU data to non-EU countries.

On October 19, 2011, the OFT issued new debt collection guidance, updating prior guidance, that affects all businesses engaged in the recovery of consumer credit debts in the United Kingdom. The new guidance could restrict the number of times and the amounts that short-term consumer lenders such as us are allowed to debit a customer’s account, which includes debits to both bank accounts and debit cards. As discussed above, we are required to follow guidance issued by the OFT. The new OFT guidance provides that short-term consumer lenders such as us may debit a customer’s account only on the date or dates expressly set forth in the customer’s contract unless the debiting on another date has been specifically agreed with the customer subsequent to the agreement having been concluded. Additionally, the new guidance also provides that short-term consumer lenders such as us may debit a customer’s account only for the amounts expressly set forth in the customer’s contract unless the debiting for another amount has been specifically agreed with the customer subsequent to the agreement having been concluded. However, in response to comments received from lenders and trade associations, the OFT is undertaking a supplementary consultation on the guidance it issued with respect to the means of recovering consumer credit related debts. The OFT will not enforce the relevant provisions of the guidance relating to the means of recovery of consumer credit related debt during the supplementary consultation period. We, along with other short-term consumer loan lenders and trade associations, including our trade association, have been in communication with the OFT in an effort to help it clarify the guidance and address any concerns that the OFT may have with debt collection recovery practices. The OFT is not expected to announce any amendments/additions to its revised guidance until the fall of 2012. However, there can be no assurance that the OFT will revise its guidance after concluding the supplementary consultation period. Compliance with the new guidance, whether or not it is amended, could result in lower collections on loans made by us and a decrease in the number of customers that we are able to approve.

Regulation and legal proceedings

The coalition government in the United Kingdom has recently agreed to research the effects upon consumers of a cap on the total charge for credit. The Minister of Treasury and the Minister for Employment Relations, Consumer and Postal Affairs have agreed to the investigation request, which involves the commission of research on the market for consumer credit. In addition, the coalition government has explored whether the current principles-based regulations governing unsecured short-term credit should be replaced with prescriptive-based regulations. Prescriptive-based regulations, as contrasted with principles-based regulations that currently regulate the lending process in the United Kingdom, define what a lender may and may not do with a specific product, similar to U.S. law. Additionally, the coalition government has recently formed the Financial Conduct Authority, or FCA, and announced its intention to transfer the responsibility for regulating consumer credit from the OFT to the FCA to form a single regulatory regime for financial services. It appears that the FCA will take over regulatory responsibility for consumer credit from the OFT by 2014. The FCA is likely to regulate consumer credit pursuant to the guidance of the Financial Services and Markets Act, or FSMA, which are prescriptive regulations that currently govern the secured credit market, and could possibly call for the repeal of the CCA or for enabling legislation in the United Kingdom. However, the coalition government has reserved the option to retain substantive CCA provisions should it conclude that a regulatory model for unsecured consumer credit under the FSMA and FCA cannot be delivered in an effective regulatory manner.

During the period of transition of regulatory responsibility over consumer credit from the OFT to the FCA, the OFT will continue to fully and rigorously regulate consumer credit, including the payday loan market. On February 24, 2012, the OFT announced that it had launched an extensive review of the payday lending industry in the United Kingdom to assess the industry’s compliance with the CCA, the OFT’s guidance on irresponsible lending and other relevant guidance and legal obligations. The OFT’s announcement set forth certain concerns that it intends to focus upon, such as: giving loans without first checking adequately that the borrower can afford to repay them, inappropriately targeting particular groups of people with clearly unsuitable or unaffordable credit, rolling over loans so that charges escalate and loans become unaffordable and not treating borrowers that get into financial difficulty fairly. The OFT has stated that it intends to conduct on-site inspections of 50 industry lenders, and we have received formal notification from the OFT that we will be one of the companies inspected. The OFT has not yet established when it plans to visit our premises to assess our business and compliance activities. The OFT intends to complete the industry-wide examination process by the end of August 2012 and plans to issue a report of its findings thereafter. The OFT has indicated that the inspections will also be used to assess each licensee’s continuing fitness to hold a consumer credit license and that it will take formal enforcement action where appropriate.

In Australia, we act as a finance broker, offering the lending products of unaffiliated third-party lenders, which is similar to the credit services organization and credit access business programs in the U.S. We follow the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or NCCPA. In addition, several Australian states have interest rate caps in place. However, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011 and includes limitations on the interest rate charged on consumer loans such as those we arrange and prohibits loan extensions and refinancings. The draft bill, if passed, would supersede any state interest rate caps. As described under “Risk factors—We may need to exit Australia if proposed consumer loan legislation passes,” if this legislation is enacted, we may need to exit Australia.

In Canada, the Canadian Parliament has granted the individual provinces jurisdiction to develop laws and regulations for our industry. To date, five provinces have a regulatory framework in place which allows for online short-term lending. We currently offer our lending product in three of those provinces. In general, the regulations require lenders to be licensed, set maximum fees and regulate collection practices.

Regulation and legal proceedings

LEGAL PROCEEDINGS

On March 5, 2009, Peter Alfeche and Kim Saunders, on behalf of themselves and all others similarly situated, filed a purported class action lawsuit, which we refer to as the Alfeche litigation, in the U.S. District Court for the Eastern District of Pennsylvania against Cash America, our parent, and several of our online subsidiaries, Cash America Net of Nevada, LLC, Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC. The lawsuit alleges, among other things, that our online consumer loan activities in Pennsylvania were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the Pennsylvania Consumer Discount Company Act and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that several of our contractual provisions, including the class action waiver and the choice of law and arbitration provisions, are not enforceable under Pennsylvania law and that our loan contracts are void and unenforceable. The complaint also seeks unspecified compensatory damages (including the trebling of certain damages), punitive damages, and attorney’s fees. The defendants filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. On August 12, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted our motion to compel arbitration and stayed the litigation. On August 26, 2011, the plaintiffs filed a motion to reconsider, which the court denied. In September 2011, plaintiffs filed a motion for certification for interlocutory appeal, which was denied in November 2011. On February 24, 2012, plaintiffs filed a motion for reconsideration of the court’s decision, and the court has not yet ruled on this motion. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and we are currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary, or ASC 450-20-20, for this litigation. We believe that the plaintiffs’ claims in this suit are without merit and intend to vigorously defend this lawsuit.

On December 4, 2009, Krystle Wilson filed a lawsuit, which we refer to as the Wilson litigation, against Cash America Net of Illinois d/b/a CashNetUSA alleging violation of the Texas Debt Collection Practices Act, violation of the Texas Deceptive Trade Practices Act, and invasion of privacy. In April 2011, the plaintiff amended her petition to include a purported class action claim, and named Cash America, our parent, as well as our subsidiaries Cash America Net Holdings, LLC, Cash America Net of Texas, LLC and Enova Financial Holdings, LLC as additional defendants (and corrected the name of the previously-named defendant to Cash America Net of Illinois, LLC). The amended petition alleges, among other things, that our consumer loan activities violate the Texas Credit Services Organization Act, or the CSOA, and that in our efforts to collect on loans issued through the CSOA loan program, we violated the Texas and Federal Fair Debt Collection Practices Acts. The plaintiff seeks unspecified compensatory damages, attorney’s fees and punitive damages. In June 2011, we removed this action to the U.S. District Court for the Northern District of Texas (Fort Worth Division) and filed a motion to enforce the arbitration provision, including the class action waiver, located in the agreements governing the lending activities. In February 2012, the Court ruled that the arbitration provision, which contains the class action waiver, was valid and enforceable and granted our motion to compel arbitration and dismissed the litigation.

On September 16, 2010, Blue String Ventures, Inc., or Blue String, filed a lawsuit against Cash America International, Inc. d/b/a CashNetUSA in the U.S. District Court for the District of Nevada. The lawsuit alleged breach of contract and breach of the covenant of good faith and fair dealing by Cash America as a result of our alleged failure to purchase two domain names from Blue String for $2.8 million. The complaint sought damages or, in the alternative, specific performance of the alleged agreement, as well as pre- and post-judgment interest and attorneys’ fees and costs. In March 2012 we agreed to settle this litigation with Blue String without material liability to us. We expect that we and Blue String will soon sign the final settlement agreement, and at that time this lawsuit will no longer be outstanding.

Regulation and legal proceedings

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Daniel R. Feehan	61	Executive Chairman of the Board of Directors
Timothy S. Ho	31	President, Chief Executive Officer and Director
Alex T. King	39	Senior Vice President—Operations
Kenneth P. Pedotto	46	Senior Vice President—Business Development
Kenneth Schultz	37	Senior Vice President, Chief Financial Officer and Treasurer
Ozgul Baysar	32	Vice President—Chief Analytics Officer
Robert S. Clifton	48	Vice President—Accounting
Fred Lee	38	Vice President—Chief Information Officer
Arad Levertov	35	Vice President—Operations
Daniel Shteyn	42	Vice President—Operations
Lisa M. Young	45	Vice President—General Counsel, Secretary and Chief Compliance Officer
Albert Goldstein	31	Director
Roy A. Guthrie	58	Director
Dean W. Hatton	52	Director
James G. Kelly	50	Director
Thomas A. Bessant, Jr.	53	Director and Vice President—Finance*
J. Curtis Linscott	46	Director, Vice President and Assistant Secretary*
David J. Clay	45	Director and Vice President—Finance Administration*

*	Not executive officers

Daniel R. Feehan has served as Executive Chairman of the Board and a director since September 2011. Mr. Feehan has served as the Chief Executive Officer and President of Cash America since February 2000. He served as Cash America’s President and Chief Operating Officer from January 1990 until February 2000, except that he served as Chairman and Co-Chief Executive Officer of Mr. Payroll Corporation from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of Cash America. Mr. Feehan currently serves as a director at Cash America, AZZ incorporated and RadioShack Corporation where he has served since 1984, 2000 and 2003, respectively. Mr. Feehan received a Bachelor of Business Administration degree in Accounting from Texas A&M University. We believe Mr. Feehan’s qualifications to sit on our board of directors include, among other things, his leadership experience, specifically his experience as Chief Executive Officer of Cash America, his knowledge of the consumer finance industry, his experience and background in finance and accounting and his experience as a director of multiple publicly traded companies, which has given him a strong understanding of public company corporate governance.

Timothy S. Ho has served as President, Chief Executive Officer and a director since September 2011. Mr. Ho has served as Cash America’s President—E-Commerce Division, also referred to as Enova, since October 2008 and was Senior Vice President—Strategic Development from February 2008 until October 2008, where he oversaw the division’s strategy, marketing and analytics. Mr. Ho joined CashNetUSA, now referred to as Enova, in January 2006 as Director of Process Development, and he joined Cash America in September 2006 as Vice President of Business Development—Internet Services in

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conjunction with Cash America’s acquisition of CashNetUSA. Prior to joining Enova, Mr. Ho worked in program management at GE Healthcare in Milwaukee, Wisconsin. He received a Bachelor of Science degree in Computer Science from the University of Illinois at Urbana-Champaign. We believe Mr. Ho’s qualifications to sit on our board of directors include, among other things, his knowledge of our company and our business that he obtained as Cash America’s President—E-Commerce Division and his other roles within Enova, his leadership experience, specifically his experience as an executive officer of Cash America, and his knowledge of the consumer finance industry.

Alex T. King has served as Senior Vice President—Operations since September 2011. Mr. King joined Enova in September 2006 as Director of Program/Product Management. Mr. King served as Vice President—Program Management from September 2007 to July 2008 and Vice President—United Kingdom Operations from July 2008 to August 2011, when he became Senior Vice President—Operations. From January 2004 to September 2006, Mr. King was involved in the management of a start-up company and responsible for preparation of the business plan, raising start-up capital and managing operations. Prior to that, Mr. King was a consultant for McKinsey & Company and a Commercial Lending Officer with DBS Bank in Singapore. Mr. King received a Bachelor of Science degree in Business Administration, with a dual major in finance and economics, from the University of Florida and a Master of Business Administration from The University of Chicago.

Kenneth P. Pedotto has served as Senior Vice President—Business Development since September 2011. Mr. Pedotto joined Enova in September 2008 as Senior Director—Global Initiatives and served as Vice President—Global Initiatives from January 2009 to May 2010 when he became Senior Vice President—Business Development. From August 2007 to September 2008, Mr. Pedotto served as a consultant for clients in the area of strategy, finance and operations. From January 2006 to July 2007, Mr. Pedotto was Vice President—Business Development and Strategy for Advance America Cash Advance Centers. From June 2004 to January 2006, Mr. Pedotto served as Vice President—Treasury Services, Business Development and Strategy for Wachovia Bank. Prior to that, Mr. Pedotto’s other experience includes executive positions at Waldo’s Dolar Mart de Mexico, serving as a consultant at McKinsey & Company, various positions at Welch Foods, and serving as a nuclear trained submarine officer in the United States Navy. Mr. Pedotto received a Bachelor of Science degree in Chemical Engineering from Colorado State University and a Master of Business Administration from The University of Chicago.

Kenneth Schultz has served as Senior Vice President, Chief Financial Officer and Treasurer since September 2011. Mr. Schultz has served as Enova’s Senior Vice President and Chief Financial Officer since February 2008 and was its Vice President and Chief Financial Officer from August 2007 until February 2008. Mr. Schultz joined Enova in March 2006 as Vice President and Chief Financial Officer and he joined Cash America in September 2006 as Vice President—Chief Financial Officer—Internet Services in conjunction with Cash America’s acquisition of CashNetUSA. From August 2003 to February 2006, Mr. Schultz worked as an investment banker in the Global Financial Sponsors Group for Lehman Brothers. Prior to that, Mr. Schultz was an investment banker for A. G. Edwards & Sons and a consultant with PricewaterhouseCoopers LLP. Mr. Schultz received a Bachelor of Arts degree in Accounting from Michigan State University and a Master of Business Administration from The University of Chicago.

Ozgul Baysar has served as Vice President—Chief Analytics Officer since September 2011. Ms. Baysar joined Enova in September 2008 as a Senior Associate in Business Analytics, served in various positions within Analytics, and became a Vice President in September 2011. From September 2005 to September 2008, Ms. Baysar worked as a Senior Industrial Engineer at United Airlines, Inc. She received a Bachelor of Science degree in Industrial Engineering from Middle East Technical University, Ankara, Turkey, and a Master of Science degree in Industrial and Systems Engineering from Georgia Institute of Technology.

Management

Robert S. Clifton has served as Vice President—Accounting since joining Enova in December 2011. From February 2011 until November 2011, Mr. Clifton served as Vice President—Accounting of Ignite Restaurant Group, Inc., operator of Joe’s Crab Shack and Brick House Tavern + Tap restaurant brands. Prior to that, Mr. Clifton served as Senior Vice President—Operations Development—Retail Services Division for Cash America from January 2009 until July 2010. He served as Cash America’s Senior Vice President—Finance—Retail Services Division from October 2007 until January 2009 and as Vice President—Corporate Development and Strategic Activities from September 2005 until October 2007. Mr. Clifton also held multiple positions in Cash America’s accounting department from the time he joined Cash America in December 1991 until September 2005. Mr. Clifton began his career with Coopers & Lybrand and is a certified public accountant. Mr. Clifton received a Bachelor of Business Administration degree in Accounting from Texas Christian University and a Master of Business Administration from Southern Methodist University.

Fred Lee has served as Vice President—Chief Information Officer since September 2011. Mr. Lee joined Enova in November 2008 as Senior Development Manager and served as the Senior Director—Technology from June 2011 until August 2011, when he became a Vice President. From May 2007 to November 2008, Mr. Lee was the Director of Web Strategy at Vail Systems, an enhanced network services provider that develops, hosts and licenses scalable and extensible customer care and conferencing solutions for service providers and enterprises, where he was responsible for the creation and development of Vail System’s web-based services and products. From September 2006 to May 2007, Mr. Lee was the Digital Development Manager for The Indianapolis Star, where he managed the development team for the newspaper’s Innovation and Development group. From July 2004 to September 2006, Mr. Lee was the Practice Manager for Technology Services Group, a provider of open source software products and consulting services. He received a Bachelor of Science degree in Industrial Engineering from Purdue University and a Juris Doctor from Loyola University Chicago School of Law.

Arad Levertov has served as Vice President—Operations since November 2011. Mr. Levertov joined Enova in June 2010 as a U.K. Strategy and Operations Senior Associate and became Vice President in November 2011. From August 2005 to June 2008, Mr. Levertov worked as a production manager at Intel Corporation. From August 2003 to August 2005, Mr. Levertov was a systems developer for Intel Corporation. Prior to that, Mr. Levertov served in the Israel Defense Forces. Mr. Levertov received a Bachelor of Science degree in Industrial Engineering and Management from Ben-Gurion University and a Master of Business Administration from Duke University.

Daniel Shteyn has served as Vice President—Operations since September 2011. Mr. Shteyn joined Enova in October 2009 as Senior Director—Canadian Operations, became responsible for Australian Operations in May 2010 and became Vice President in July 2011. From September 2008 to February 2009, Mr. Shteyn was a partner at Morgan Geare, a boutique Canadian merchant bank. From May 2005 until September 2008, Mr. Shteyn worked as an equity research analyst with Desjardins Securities Inc., a Canadian full-service investment dealer. Prior to that, Mr. Shteyn was an investment banker with TD Securities Inc., the investment banking arm of TD Bank Financial Group. He is a member of the Order of Chartered Accountants of Québec, and he received a Bachelor of Commerce, a Graduate Diploma in Public Accountancy and a Master of Business Administration from McGill University in Montréal, Québec, Canada.

Lisa M. Young has served as Vice President—General Counsel, Secretary and Chief Compliance Officer since September 2011. Ms. Young joined Enova in June 2009 as General Counsel and became Vice President—General Counsel in August 2011. Ms. Young previously served as Vice President—Assistant General Counsel of JPMorgan Chase following the merger of Bank One and JPMorgan Chase in July

Management

2004. From May 2003 to June 2004, she served as Senior Counsel with Bank One. Prior to joining Bank One, Ms. Young served as an attorney in the Consumer Financial Services Litigation practice groups of McGuireWoods LLP and Lovells LLP (currently known as Hogan Lovells US LLP) and as a litigation attorney at Goldberg Kohn Ltd. She received a Bachelor of Science degree in Electrical Engineering from the University of Notre Dame and a Juris Doctor from Northwestern University.

Albert Goldstein has served as a director since September 2011. Mr. Goldstein has served as a director of Cash America since April 2009. Mr. Goldstein is a founding partner of Pangea Equity Partners, a private equity fund focused on real estate related assets targeting the distressed residential multi-family real estate market, which was founded in October 2008. Mr. Goldstein joined Cash America in September 2006 as Executive Vice President—Internet Services in conjunction with Cash America’s acquisition of CashNetUSA and was President of Cash America’s E-Commerce Division from August 2007 until October 2008. Mr. Goldstein founded our predecessor, CashNetUSA, in September 2003 and was President and Chief Executive Officer from its inception until it was acquired by Cash America. Prior to September 2003, Mr. Goldstein was an investment banker with Deutsche Bank’s Leveraged Finance /Industrials Coverage practice in New York and worked on various secured and unsecured leveraged debt transactions. We believe Mr. Goldstein’s qualifications to sit on our board of directors include, among other things, his knowledge of our company and our business that he obtained as the President and Chief Executive Officer of CashNetUSA and as the Executive Vice President—Internet Services and President of Cash America’s E-Commerce Division after CashNetUSA was acquired in 2006, his entrepreneurial experience as both the founder of CashNetUSA and another start-up company, and the leadership, financial and operational experience he obtained as an executive officer of CashNetUSA and Cash America and as a former investment banker.

Roy A. Guthrie has served as a director since November 2011. Mr. Guthrie served as Executive Vice President and Chief Financial Officer of Discover Financial Services from 2005 through April 2011, when he retired. Mr. Guthrie also served as a director of Discover Bank, a subsidiary of Discover Financial Services, from 2006 through the end of 2011. Discover Financial Services is a direct banking and payment services company and is a publicly held bank holding company that is listed on the New York Stock Exchange. Discover Financial Services offers credit cards, student loans, personal loans and deposit products through its subsidiary, Discover Bank. Prior to joining Discover Financial Services, Mr. Guthrie was President and Chief Executive Officer of CitiFinancial International, LTD, a Consumer Finance Business of Citigroup, from 2000 to 2004. In addition, Mr. Guthrie served on Citigroup’s Management Committee during this period of time. Mr. Guthrie also served as the President and Chief Executive Officer of CitiCapital from 2000 to 2001. Mr. Guthrie served as Chief Financial Officer of Associates First Capital Corporation from 1996 to 2000, while it was a public company, and served as a member of its board of directors from 1998 to 2000. Prior to this, Mr. Guthrie served in various positions at Associates First Capital Corporation, including serving as its Corporate Controller from 1989 to 1996. We believe Mr. Guthrie should serve on our board of directors due to his experience as a Chief Financial Officer of two publicly traded companies, his vast experience with and knowledge of the consumer finance industry, his experience and background in finance and accounting and his experience as a director and executive officer of other publicly traded companies.

Dean W. Hatton has served as a director since November 2011. Mr. Hatton has served as the President and Chief Executive Officer and as a director of Higher One Holdings, Inc., or Higher One, since March 2002. Mr. Hatton has announced that he plans to retire from employment with Higher One by June 30, 2012 and that he plans to continue serving as director of Higher One following his retirement. Higher One is a provider of technology and payment services to the higher education industry and is a publicly held corporation that is listed on the New York Stock Exchange. From 2001 to 2002, Mr. Hatton was President and Chief Executive Officer of Yclip, Inc., a direct marketing promotion company that was

Management

sold to First Data Corporation. From 1999 to 2001, Mr. Hatton was Executive Vice President and Chief Operations Officer of Carlson Wagonlit Travel, a corporate travel and expense management company, and from 1997 to 1999, he was a Senior Vice President at Citigroup, where he was Chief Executive Officer of Travelers Property Casualty Direct Response. We believe that Mr. Hatton should serve on our board of directors due to his experience as the Chief Executive Officer of Higher One where he has acquired extensive experience in delivery of payment services using advanced technology that will contribute to the technological focus of our business. Further, we believe Mr. Hatton should serve on our board of directors in light of his experience in executive management and corporate governance that he has acquired through his service as the President and Chief Executive Officer of a publicly held company.

James G. Kelly has served as a director since November 2011. Mr. Kelly has served as the Chief Executive Officer and director of EVO Payments International, LLC, a US based payments company, since January 2012. Mr. Kelly has also served as the Executive Chairman of Global Knowledge Training LLC, a worldwide leader in IT and business skills training servicing the United States and 14 international markets, since October 2011. Mr. Kelly served as an advisor to private equity funds and companies in the financial and IT services industry from April 2010 to October 2011. Mr. Kelly served as President and Chief Operating Officer of Global Payments Inc., or Global Payments, from November 2008 until April 2010. Global Payments is a leading provider of electronic transaction processing services for consumers, merchants, independent sales organizations, financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, the United Kingdom, the Asia-Pacific region, the Czech Republic and the Russian Federation. Global Payments is a publicly held corporation listed on the New York Stock Exchange. Prior to serving as President and Chief Operating Officer of Global Payments, he served as Senior Executive Vice President from April 2004 to November 2008 and Chief Operating Officer from October 2005 to April 2010 of Global Payments, and from February 2001 through October 2005, he served as Chief Financial Officer of Global Payments. We believe that Mr. Kelly should serve on our board of directors due to his experience as the President and Chief Operating Officer of Global Payments where he has acquired extensive experience regarding domestic and international electronic transaction processing services that will benefit our international business and our transaction processing platform. Further, we believe Mr. Kelly should serve on our board in light of his experience in executive management and operations that he has acquired through his service as the President and Chief Operating Officer of a publicly held company.

Thomas A. Bessant, Jr. has served as a director since April 2012 and as our Vice President—Finance since November 2011. Mr. Bessant has been Cash America’s Executive Vice President – Chief Financial Officer since July 1998. He joined Cash America in May 1993 as Vice President – Finance and Treasurer and was elected Senior Vice President – Chief Financial Officer in July 1997. Prior to joining Cash America, Mr. Bessant was a Senior Manager in the Corporate Finance Consulting Services Group of Arthur Andersen & Co., S.C. from June 1989 to April 1993. Prior to that, Mr. Bessant was a Vice President in the Corporate Banking Division of a major money center bank where he started his professional career in 1981. We believe Mr. Bessant’s qualifications to sit on our board of directors include, among other things, his executive leadership experience, his experience and background in finance and accounting, specifically his experience as the Chief Financial Officer of Cash America, and his knowledge of the consumer finance industry, all of which have given him a strong understanding of public company corporate governance and an ability to provide direction and oversight with respect to our financial reporting and business controls.

J. Curtis Linscott has served as a director since April 2012 and as our Vice President and Assistant Secretary since November 2011. Mr. Linscott has been Cash America’s Executive Vice President, General Counsel and Secretary since May 2006. He was appointed Vice President, General Counsel and Secretary of Cash America in May 2005. Mr. Linscott joined Cash America in 1995, serving as Associate General

Management

Counsel and Vice President – Associate General Counsel. Before joining Cash America, he was in private law practice with Kelly, Hart & Hallman, P.C. for five years. We believe Mr. Linscott’s qualifications to sit on our board of directors include, among other things, his executive leadership experience, his experience as the General Counsel of Cash America, specifically his experience in overseeing the regulatory and legal aspects of Cash America’s business, and his knowledge of the consumer finance industry, all of which have given him a strong understanding of public company corporate governance and an ability to provide direction and oversight with respect to our reporting and business controls.

David J. Clay has served as a director since April 2012 and as our Vice President—Finance Administration since November 2011. Mr. Clay has been Cash America’s Senior Vice President – Finance since 2008 and has been employed by Cash America since April 1997, holding various roles within Cash America after starting in the role of Assistant Treasurer. Prior to joining Cash America, Mr. Clay served as Treasury Manager at Zale Corporation, and he began his career in the Corporate Banking department of NCNB-Texas. Mr. Clay is a Certified Public Accountant in Texas. We believe Mr. Clay’s qualifications to sit on our board of directors include, among other things, his experience in finance and accounting, as well as his financial services experience gained from his positions of increasing responsibility in banking, retail finance and specialty financial services and, particularly, in the cash advance industry.

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. At or prior to the consummation of this offering, our board of directors will consist of nine members. Currently six of our directors are either employed by us or are directors or officers of Cash America and therefore, they are not considered independent under the NYSE rules. Immediately following the completion of this offering, three members of our board of directors will be independent, as permitted by the applicable rules of the NYSE. The directors will have discretion to increase or decrease the size of the board of directors.

Director Independence

Upon the completion of this offering, we intend to have our common stock listed on the NYSE. We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the NYSE. Accordingly, we will not have a majority of “independent directors” on our board of directors nor will we have a compensation committee or a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of the NYSE. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE, which require that our audit committee be composed of at least three members, each of whom is required to be an “independent director.” Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that none of Messrs. Guthrie, Hatton and Kelly, representing three of our nine directors, has a relationship that would interfere with the exercise of independent

Management

judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. Our board of directors also determined that Messrs. Guthrie, Hatton and Kelly, who will comprise our audit committee, satisfy the independence standards for the audit committee established by the rules of the NYSE and applicable SEC rules. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Risk Management and Oversight

Our full board of directors will oversee our risk management process. Our board of directors oversees a company-wide approach to risk management, carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks.

While the full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risks in certain specified areas. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks as well as financial risks. Effective upon the listing of our common stock on the NYSE, our nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board and its committees.

Committees of the Board of Directors

Before the completion of this offering, our board of directors will establish an audit committee, a management development and compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter that will be adopted by our board of directors. Upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations.

Audit committee

Our audit committee will be comprised of Messrs. Guthrie, Hatton and Kelly, each of whom is a non-employee member of our board of directors. Mr.             will be the chairperson of our audit committee. All of the members of the audit committee are financially literate and have accounting or related financial management expertise within the meaning of the rules of the NYSE. Our board of directors has determined that Messrs. Guthrie, Hatton and Kelly each qualify as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the board of directors have established.

Management

The audit committee will oversee the independent auditors, including their independence and objectivity. However, the committee members will not be acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Compensation committee

Our Compensation Committee will be comprised of Messrs.             ,             ,             ,             and             . Mr.             will be the chairperson of our Compensation Committee. The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers in light of those goals and objectives, setting compensation for these officers based on those evaluations and reviewing the succession planning for our executive officers. Our Compensation Committee will also administer and have discretionary authority over the issuance of stock awards under our stock compensation plans.

Nominating and corporate governance committee

Our nominating and corporate governance committee will be comprised of Messrs.             ,             ,             ,             and             . Mr.             will be the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The nominating and corporate governance committee will be responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors, reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors, overseeing the evaluation of our board of directors and management, and recommending members for each board committee to our board of directors.

Director Compensation

Members of our board of directors, whether or not employees, received no additional compensation for their services as directors in 2011, except that Messrs. Goldstein, Guthrie, Hatton and Kelly each received $2,500 for their participation in a board meeting held in November 2011. Following this offering, we intend to provide competitive compensation to our directors who are not employed by us or Cash America, or non-employee directors, that will enable us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our stock to further align their interests with those of our stockholders. Our directors who are full-time employees of us or Cash America will receive no additional compensation or stock awards for service on our board of directors, although we may reimburse them for travel and other expenses. Following the completion of this offering, we intend to pay an annual retainer fee of $45,000 to each non-employee director. We intend to pay an annual retainer fee of $7,500 to the non-employee director chairs of each of the audit committee and Compensation Committee, and an annual retainer fee of $5,000 to the non-employee director chair of the nominating and corporate governance committee. We intend to pay a meeting fee of $2,500 to each non-employee director for their participation in board meetings. In addition, we intend to pay a meeting fee of $1,250 to the non-employee director members of each of the audit committee, Compensation Committee and nominating and corporate governance committee for their participation in each of the respective committee meetings.

Management

Following the completion of this offering, we anticipate that non-employee directors will each receive a grant of restricted stock units with a value of $90,000 that vest in 25% increments on the first four anniversaries of the grant date. The first grant will be made upon the completion of this offering and the number of shares will be based on the initial public offering price set forth on the cover of this prospectus.

Following the offering, we may re-evaluate and, if appropriate, adjust the fees and stock awards granted to directors as compensation in order to ensure that our director compensation is commensurate with that of similarly situated public companies.

Corporate Governance Policy

Our board of directors has adopted a corporate governance policy to assist the board in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders. A copy of this policy will be posted on our website upon completion of this offering. These guidelines, which provide a framework for the conduct of the board’s business, provide, among other things, that:

➢	directors are responsible for attending board meetings and meetings of committees on which they serve and to review in advance of meetings material distributed for such meetings;

➢	the board’s principal responsibility is to oversee and direct our management;

➢	our nominating and corporate governance committee is responsible for nominating members for election to our board of directors and will consider candidates submitted by stockholders;

➢	our board of directors believes that it is important for each director to have a financial stake in us to help align the director’s interests with those of our stockholders;

➢	our directors may serve on up to four other public company boards, but our board of directors expects that each member be fully committed to devoting adequate time to his or her duties to us;

➢	the independent directors meet in executive session on a regular basis, but not less than quarterly;

➢	our audit committee must consist solely of independent directors;

➢

once Cash America and its subsidiaries, other than us, cease to beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors and we cease to be a “controlled company” under NYSE corporate governance standards, a majority of our board must consist of “independent directors,” as defined under the rules of the NYSE, and our Compensation Committee and nominating and corporate governance committee must consist solely of “independent directors;”

➢

new directors participate in an orientation program and all directors are required to periodically attend, at our expense, continuing educational programs to further their understanding of our business and enhance their performance on our board; and

➢	our board of directors and its committees will sponsor annual self-evaluations to determine whether members of the board are functioning effectively.

Management

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and those officers responsible for financial reporting. Upon completion of this offering, the code of business conduct and ethics will be available on our website at www.enova.com. Information on, or accessible through, our websites is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our Compensation Committee.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Prior to this offering, we operated as the E-Commerce Division of Cash America, or the E-Commerce Division, and the management development and compensation committee of Cash America’s board of directors, or the Cash America Compensation Committee, oversaw our executive compensation policies and practices. After the offering, our Compensation Committee will oversee our executive compensation policies and practices and will seek to ensure that our executive officers’ total compensation is fair, reasonable and competitive. For more information about our Compensation Committee, its authority and responsibilities, see “Management—Board of Directors—Committees of the Board of Directors—Compensation committee” in this prospectus.

The following discussion provides detailed compensation information for our “named executive officers,” which consist of our principal executive officer, our principal financial officer, our three other highest paid executive officers during 2011 and a former officer who left our company in April 2011. These named executive officers are:

Name	Position

Timothy S. Ho	President and Chief Executive Officer

Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer

Alex T. King	Senior Vice President—Operations

Kenneth P. Pedotto	Senior Vice President—Business Development

Daniel Shteyn	Vice President—Operations

Mark A. Friedgan(1)	Senior Vice President—Chief Information Officer

(1)	Mr. Friedgan left our company on April 22, 2011.

This Compensation Discussion and Analysis describes how Cash America’s compensation program is designed and how it operates with respect to our named executive officers. It first details the process used, and determinations made, by the Cash America Compensation Committee with respect to the compensation of our named executive officers for 2011, then describes certain adjustments that were made in the salaries of our named executive officers for 2011, and finally describes how we anticipate our compensation program will be designed and how it will operate after completion of this offering.

2011 Compensation

In 2011, Mr. Ho, who was President of the E-Commerce Division, was a named executive officer of Cash America and, therefore, the Cash America Compensation Committee was responsible for determining his compensation during 2011. In 2010, the Cash America Compensation Committee had engaged Mercer, LLC, or Mercer, to complete a formal review of base salaries, short-term incentives and long-term incentives for each of Cash America’s named executive officers compared to persons holding comparable positions with similar duties at the publicly-traded companies listed below and to general industry survey data. Mercer provided general observations on Cash America’s compensation programs and peer group companies, but it did not determine or recommend the amount or form of compensation for Cash America’s named executive officers. In 2010, Mercer did not provide any other services to Cash America and worked with Cash America’s management only on matters for which the Cash America

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Compensation Committee was responsible. The following publicly-traded company peer groups were used in 2010 by Mercer and the Cash America Compensation Committee for comparison purposes in its review:

Financial Services Peers

Advance America, Cash Advance Centers, Inc.	First Cash Financial Services, Inc.
Advanta Corp.*	Rent-A-Center, Inc.
Dollar Financial Corp.	QC Holdings, Inc.
EZCORP, Inc.	World Acceptance Corporation

Local Peers

AmeriCredit Corp.*	Trinity Industries, Inc.
Pier 1 Imports, Inc.	Tuesday Morning Corporation
RadioShack Corporation	Zale Corporation
Rent-A-Center, Inc.

*	Since the date of the 2010 Mercer survey, Advanta Corp. had a plan of bankruptcy that became effective during 2011 and AmeriCredit Corp. was acquired by General Motors Company in 2010.

In 2011, the Cash America Compensation Committee determined that the formal review performed by Mercer during 2010 was still relevant given the stable business environment at Cash America and the broader economic climate, and they used the survey information provided by Mercer, including the information regarding the peer companies set forth above, in their 2011 review of compensation for Cash America’s named executive officers, including Mr. Ho. The Cash America Compensation Committee referred to the information provided by Mercer as a general reference but did not use the information to determine specific levels of compensation.

When compared against the financial services peers, Cash America was the second largest in terms of both revenue and market value, and when compared against the local peers, Cash America’s revenue was in the bottom quartile and market value was near the median.

Many of Cash America’s peers did not publicly disclose compensation or have sufficient comparison data for individuals holding similar positions with similar duties to those of Mr. Ho. Therefore, because he was the fourth highest paid executive officer of Cash America, Mr. Ho’s total compensation was compared against the total compensation of the fourth highest paid executives in both of Cash America’s peer groups and against general industry survey data. After consultation with Cash America’s chief executive officer and its vice president—compensation & benefits, the Cash America Compensation Committee determined that adjustments to base salaries and targeted short-term incentives for 2011 would be appropriate for its named executive officers, as described below.

In determining compensation for its named executive officers, including Mr. Ho, the Cash America Compensation Committee considered each element of the executive officers’ compensation and how that element fit into the officers’ compensation package as a whole. The Cash America Compensation Committee sought to achieve a balance of short-term compensation, including base compensation and short-term incentive compensation, with long-term compensation. In assessing Mr. Ho’s compensation package in 2011, the Cash America Compensation Committee considered how much of the overall compensation package was at risk, or subject to achieving certain financial targets for the E-Commerce Division and Cash America on both a short-term basis and a long-term basis. In 2011, the Cash America Compensation Committee determined to award Mr. Ho a short-term incentive, or STI, award under Cash America’s Senior Executive Bonus Plan and grants under Cash America’s Long Term Incentive Plan

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of cash-based performance units, or Performance Units, which are long-term awards that tie Mr. Ho’s compensation to the performance of the E-Commerce Division, and Restricted Stock Units, or RSUs, which are long-term stock-based awards that tie Mr. Ho’s compensation to the overall performance of Cash America, all of which link his compensation to stockholder interests. See “—Short-Term Incentive Compensation” and “—Long-Term Incentive Compensation.”

The 2011 compensation levels for Messrs. Schultz, King, Pedotto, Shteyn and Friedgan were determined by Cash America’s chief executive officer in consultation with Mr. Ho and the E-Commerce Division’s human resources group. While general industry survey data, individual performance and internal equity criteria were taken into account, the final compensation levels were based primarily on Mr. Ho’s qualitative review and recommendations to Cash America’s chief executive officer.

In 2011, Cash America’s chief executive officer engaged Mercer to perform a competitive market analysis of the compensation of our executive officers in connection with this offering, and management of Cash America also engaged Mercer to provide general competitive market compensation information for Cash America’s subsidiary, Prenda Fácil, in Mexico. In connection with these services, Cash America paid Mercer approximately $149,000, consisting of $128,000 for the analysis of our executive officers’ compensation and $21,000 for the Mexico competitive market analysis. The engagement by Cash America’s chief executive officer with Mercer in 2011 did not affect 2011 compensation for our executive officers.

Base Salary

The Cash America Compensation Committee reviewed Mr. Ho’s base salary in January 2011. As with Cash America’s other named executive officers, the determination of Mr. Ho’s base salary took into account his current and prior roles within Cash America, the knowledge and skill required to fulfill his role and his management and leadership effectiveness over the performance period in combination with any material change in the scope and complexity of his responsibilities.

In determining Mr. Ho’s salary for 2011, the Cash America Compensation Committee also took into consideration a qualitative review of his individual performance that was based on the Cash America Compensation Committee’s subjective judgment. In performing its review of Mr. Ho, Cash America’s Compensation Committee considered (i) Mr. Ho’s breadth of responsibilities, impact on financial and operational results of the E-Commerce Division over the prior year, leadership of the E-Commerce Division and accomplishments that affected the performance and achievement of goals throughout the year, and (ii) a qualitative assessment made by Cash America’s chief executive officer of each of these items.

In determining the 2011 salary for Messrs. Schultz, King, Pedotto, Shteyn and Friedgan, Cash America’s chief executive officer took into consideration the overall performance of the E-Commerce Division, each officer’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership, and accomplishments that affected the performance and achievement of goals throughout the year. Cash America’s chief executive officer also considered a qualitative assessment made by Mr. Ho of each of these items.

footnotes on following page

Executive compensation

The annual salaries for our named executive officers in 2011, including their percentage increase over their 2010 salaries, if any, are as follows:

Name	2011 Annual Salary	2010 Annual Salary	Percentage Increase from 2010 to 2011
Mr. Ho	$415,000	$370,000	12.2%
Mr. Schultz	255,000	255,000	—
Mr. King(1)	300,000	225,000	33.3
Mr. Pedotto	260,000	260,000	—
Mr. Shteyn(2)	232,194	227,642	2.0
Mr. Friedgan	450,000	450,000	—

(1)	Mr. King received a 33.3% salary increase in January 2011 to reflect his ability and leadership in materially increasing the financial contributions of the U.K. business for the E-Commerce Division. Mr. King was promoted on August 22, 2011 from Vice President to Senior Vice President. No additional adjustments were made to Mr. King’s salary at the time of the promotion.

(2)	Mr. Shteyn lives in Canada and splits his time between offices in Montreal, Canada and our offices in Chicago, Illinois. Since Mr. Shteyn lives in Canada, his salary is denominated in Canadian dollars, or CAD. Mr. Shteyn’s salary reflected in the table is shown in U.S. dollars, converted using an exchange rate of $1.01174 per CAD, which is the average of the daily exchange rates for each month used to translate the 2011 results of our Canadian operations to U.S. dollars for U.S. financial reporting. In July 2011, Mr. Shteyn received an 8.9% salary increase from $229,500 CAD ($232,194 USD) to $250,000 CAD ($252,935 USD) when he was promoted to Vice President.

Short-Term Incentive Compensation

Overview.    Cash America’s Short-Term Incentive, or STI, plans are broad-based incentive plans that provide its named executive officers and certain other employees the opportunity to earn annual short-term incentive-based cash awards, or STI awards. The STI awards are based on the achievement of financial objectives and other factors that the Cash America Compensation Committee determines. No employee has any contractual right to receive an STI award. Unless the Cash America Compensation Committee determined otherwise, participants in the STI plans did not receive payment for STI awards unless Cash America’s performance goals were met or exceeded.

For 2011, the Cash America Compensation Committee established target STI award amounts, or Target Awards, expressed as a percentage of base salary, for each of Cash America’s named executive officers, including Mr. Ho, and as a percentage of base salary by officer level for all other officers, including Messrs. Schultz, King, Pedotto, Shteyn and Friedgan and established performance goals for Cash America and its E-Commerce Division for the year. The Cash America Compensation Committee had the sole discretion to determine whether to pay STI awards after the end of the year and whether to pay the awards in accordance with the goals set at the beginning of the year or to base the awards on such other factors that it determined.

In January 2012, the Cash America Compensation Committee determined whether to pay the STI awards and the amount of the actual awards to be paid. In making the determination whether to pay STI awards, the Cash America Compensation Committee evaluated the performance of Cash America and its E-Commerce Division and determined to what extent the financial and performance goals for 2011 were achieved. It also determined whether and to what extent it would award amounts greater or less than the target STI award amounts based on, among other things, earnings performance, achievement of non-financial objectives, the degree of difficulty in achieving the goals, changes in circumstances within

Executive compensation

the industry and other factors. In determining the amount of the STI awards to be paid, the Cash America Compensation Committee also determined whether to include or exclude unusual events that affected the financial goals, such as non-operating gains or losses, unplanned acquisitions or dispositions or regulatory changes to products or related costs. Mr. Friedgan was not eligible to receive a payment on his STI award under the 2011 STI plan because he was not employed by us on December 31, 2011.

2011 STI Awards.    The 2011 STI plan for Mr. Ho was administered under Cash America’s Senior Executive Bonus Plan. The 2011 STI plan for Messrs. Schultz, King, Pedotto, Shteyn and Friedgan was administered under Cash America’s STI plan for officers and certain other employees. In January 2011, the Cash America Compensation Committee established the following two components, each an STI Component, to the 2011 STI plans under which our named executive officers received STI awards:

➢	the EBT component, or the EBT Component, which was based on Cash America’s 2011 consolidated earnings before taxes, excluding certain unusual items, or EBT; and

➢

the E-Commerce Division EBITDA component, or the E-Commerce EBITDA Component, which was based on the E-Commerce Division’s 2011 consolidated earnings before interest, income taxes, depreciation and amortization expenses, excluding certain unusual items, which is a non-GAAP financial measure.

Under the 2011 STI plan, the Target Awards would be payable upon achieving the applicable targets under the 2011 EBT Component and/or the 2011 E-Commerce EBITDA Component. The Target Awards for our named executive officers and the portion of their respective Target Awards that were tied to the two STI Components of the 2011 STI plan were as follows:

Name	Target Percentage of Base Salary	Portion of Target tied to 2011 EBT Component	Portion of Target tied to an applicable 2011 E-Commerce Division EBITDA Component
Mr. Ho	70%	25%	75%
Mr. Schultz	35	25	75
Mr. King(1)	32	25	75
Mr. Pedotto	35	25	75
Mr. Shteyn(2)	28	25	75
Mr. Friedgan(3)	35	25	75

(1)	Mr. King was promoted from Vice President to Senior Vice President on August 22, 2011. Upon his promotion, the target percentage of base salary for his 2011 STI award was increased from 30% to 35%. His 2011 STI target for the portion of the year before his promotion was calculated at 30% of base salary, and his 2011 STI target for the balance of the year following his promotion was calculated at 35% of base salary, using a daily proration based on a 360-day year. This resulted in a blended average of 31.9%.

(2)	Mr. Shteyn was promoted from Senior Director to Vice President on July 10, 2011. Upon his promotion, the target percentage of base salary for his 2011 STI award was increased from 25% to 30%. His 2011 STI target for the portion of the year before his promotion was calculated at 25% of base salary, and his 2011 STI target for the balance of the year following his promotion was calculated at 30% of base salary, using a daily proration based on a 360-day year. This resulted in a blended average of 27.5%.

(3)	Mr. Friedgan left our company on April 22, 2011 and did not receive a payment on his STI award under the 2011 STI plan.

Under the terms of the 2011 STI plan, a targeted STI award pool, or Target Pool, was developed by aggregating all plan participants’ Target Awards. A potential STI award pool began to accrue under each

Executive compensation

STI Component once Cash America exceeded a certain threshold, or the Earnings Threshold, established for that STI Component. The potential STI award pools could increase ratably up to 100% of the portion of the Target Pool allocable to the applicable STI Component if the results of the particular STI Component reached a specified earnings target, or the Earnings Target, established for the STI Component. If Cash America’s results for a particular STI Component did not reach the Earnings Threshold applicable to that STI Component, no portion of the STI award pool allocated to that STI Component would be available for payment unless the Cash America Compensation Committee determined otherwise. If Cash America’s results for any STI Component exceeded the applicable Earnings Target for that component, the potential STI award pool applicable to the STI Component could increase above the portion of the Target Pool allocable to the STI Component based on a formula set forth in the 2011 STI plan up to a cap of 200%. In addition, under the 2011 STI plan the Cash America Compensation Committee had the discretion to award amounts greater or less than the formula-based STI awards to Cash America’s named executive officers, including Mr. Ho, and Cash America’s chief executive officer had the discretion to award amounts greater or less than the formula-based STI awards to participants in Cash America’s STI plan for officers and other employees, including Messrs. Schultz, King, Pedotto, Shteyn, and Friedgan could exceed 200% of their Target Awards for superior individual performance and contributions to Cash America and us.

The 2011 Target Award for Messrs. Ho, Schultz, King, Pedotto, Shteyn, and Friedgan was based 25% on the EBT Component and 75% on the E-Commerce EBITDA Component. The Earnings Threshold for the 2011 EBT Component was $184.5 million (which was Cash America’s 2010 income before taxes). The Earnings Target for the 2011 EBT Component was $208.7 million, or the 2011 EBT Target. During 2011, Cash America achieved an EBT of $217.5 million before $1.6 million in one-time expenses related to this offering and certain other expenses related to Cash America’s retail services acquisition activities for a total incentive EBT of $219.1 million, or the 2011 EBT, which was in excess of the 2011 EBT Target. The Earnings Threshold for the 2011 E-Commerce EBITDA Component was $69.1 million and the Earnings Target for the 2011 E-Commerce EBITDA Component was $84.0 million. Actual 2011 E-Commerce EBITDA was $111.7 million (which was comprised of income from operations of the E-Commerce Division of $76.3 million and certain allocated corporate overhead expenses, depreciation, amortization and other adjustments totaling approximately $35.4 million). Thus, the E-Commerce Division significantly exceeded the Earnings Target for the 2011 E-Commerce EBITDA Component.

The 2011 STI payments were based on achievement of financial results and individual performance. A comprehensive individual performance review of all of our employees was completed at the end of the year with each employee designated into one of five individual performance categories, or Categories. The Target Awards were adjusted by an individual performance factor applied to each Category where Category 1 was assigned a 0% individual performance factor, Category 2 was 35%, Category 3 was 97%, Category 4 was 134%, and Category 5 was 200%. By using this distribution of performance factors we were able to differentiate and reward for individual performance while not exceeding the final STI award pool, which was equal to 186% of the Target Pool and was comprised of (a) a 143% financial performance factor pursuant to the 25% EBT Component of the 2011 STI plan, which was a result of Cash America exceeding the 2011 EBT Target, and (b) a 200% financial performance factor pursuant to the 75% E-Commerce Division EBITDA Component of the 2011 STI plan, which was a result of the E-Commerce Division significantly exceeding the 2011 E-Commerce Division EBITDA Earnings Target.

Messrs. Ho, Schultz, King, and Shteyn received payments equal to 181% of their 2011 Target Awards, which is comprised of (a) a 143% financial performance factor pursuant to the 25% EBT Component of the 2011 STI plan, (b) a 200% financial performance factor pursuant to the 75% E-Commerce Division EBITDA Component of the 2011 STI plan, and (c) a 97% individual performance factor. Mr. Pedotto

Executive compensation

received a payment equal to 65% of his 2011 Target Award, which is comprised of (a) a 143% financial performance factor pursuant to the 25% EBT Component of the 2011 STI plan, (b) a 200% financial performance factor pursuant to the 75% E-Commerce Division EBITDA Component of the 2011 STI plan, and (c) a 35% individual performance factor. Messrs. Ho, Schultz, King, Pedotto and Shteyn received their 2011 STI award payments in February 2011 in the amounts reported in footnote 2 of the Summary Compensation Table and included in the “Non-Equity Incentive Plan Compensation” column of that table.

Long-Term Incentive Compensation.

Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended.

In January 2011, the Cash America Compensation Committee granted RSUs to Mr. Ho and Performance Units to our executive officers and certain other of our employees as long-term incentive compensation under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as amended, or the Cash America LTIP.

The Cash America LTIP also provides for other forms of stock-based, long-term incentive compensation, including stock options, stock appreciation rights, performance shares and performance units, restricted stock and other stock-based awards. At its first meeting of each year, which is usually in January, the Cash America Compensation Committee determines whether it intends to make awards for the current year. If it elects to make such awards, it then designates the employees who are eligible to participate in the awards and approves the type of awards and the terms and conditions of the awards.

Restricted Stock Units. The Cash America Compensation Committee grants RSUs to its named executive officers because they provide the recipients value in the form of Cash America stock, while allowing Cash America the benefit of using fewer shares than would be required for stock options. In addition, the Cash America Compensation Committee believes that the opportunity for long-term capital appreciation, a characteristic of RSUs, has helped in Cash America’s retention of its senior management and in linking overall compensation to Cash America’s long-term stockholder value.

In January 2011, Mr. Ho received a grant of RSUs with a targeted value equal to 115% of his 2011 base salary. A portion of the RSUs granted in 2011 vest in 25% increments on February 25, 2012 and each January 31 of 2013, 2014 and 2015, or the Time-Based RSUs. The remaining portion of the RSUs granted in January 2011 are eligible to vest in a lump sum on January 1, 2014, subject to Cash America exceeding a threshold and achieving certain specified levels of improvement in earnings per share over the three-year period ending December 31, 2013, or the Performance-Based RSUs. In setting the performance targets for the Performance-Based RSUs, the Cash America Compensation Committee desired to challenge its management by setting goals that, while achievable, would represent significant growth in its business over a three-year period. At the time the grants were made, the Cash America Compensation Committee took into account the current economic environment and potential legislative and regulatory changes to our industry, which may make it even more difficult for these performance targets to be achieved.

The targeted grant value of the Performance-Based RSUs, expressed as a percentage of Mr. Ho’s base salary, was based on the assumption that the targeted number of awards for the Performance-Based RSUs would be issued upon Cash America achieving the targeted performance goals that were set for the Performance-Based RSUs. If Cash America exceeds the targeted performance goals by a specified amount, Mr. Ho could receive the maximum number of Performance-Based RSUs awarded pursuant to

Executive compensation

the grant, which is 200% of the target amount. If a threshold level of performance that is based on Cash America achieving a specified threshold level of improvement in earnings per share over the three-year period ending December 31, 2013 is not achieved, Mr. Ho would not receive any shares under the Performance-Based RSUs. The total number of RSUs that were granted to Mr. Ho, including the number of Time-Based and the targeted number of Performance-Based RSUs, was determined by dividing the specified percentage of Mr. Ho’s annual base salary as of the award date by the average stock closing price for the 20 trading days ending on the day before the grant date.

The following table shows the shares issuable upon the vesting of each award granted in 2011, including the percentage of the aggregate target award represented by the Time-Based RSUs and the Performance-Based RSUs.

	Share Amounts Awarded		Percentage of Total Award (2)
Name	Time-Based RSUs	Target Performance-Based RSUs (1)	Time-Based RSUs	Target Performance-Based RSUs
Timothy S. Ho	9,329	3,110	75%	25%

(1)	Reflects the target number of shares that may be issuable upon vesting for the Performance-Based RSUs. The maximum number of shares that Mr. Ho could receive pursuant to the Performance-Based RSU award is 6,219.

(2)	Based on the target Performance-Based RSU shares shown in the table.

When determining the number of RSUs to be granted to Mr. Ho, the Cash America Compensation Committee also took into consideration the market survey provided by Mercer in 2010 and the fact that, prior to 2011, Mr. Ho’s participation in long-term incentive plans had been primarily limited to the cash-based plans in place for Cash America’s E-Commerce Division. In addition, the Cash America Compensation Committee considered the fact that the 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC, or the CashNetUSA 2008 Long-Term Incentive Plan, which was the cash-based long-term incentive plan for the E-Commerce Division in which Mr. Ho was participating at the time of the Cash America Compensation Committee’s review, was being terminated in January 2011 (as described under “—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans—CashNetUSA 2008 LTIP”) and replaced with another cash-based long-term incentive award (as described below under “—Performance Units”), which would leave Mr. Ho without a portion of his compensation opportunity aligned with the performance of Cash America’s stock. Since this was the case, the Cash America Compensation Committee determined this grant of RSUs would be appropriate and would tie a portion of Mr. Ho’s compensation to the overall performance of Cash America and further link his compensation to shareholder interests.

Under the terms of the RSU award agreement, Mr. Ho is entitled to receive one share of Cash America common stock for each RSU upon vesting. In addition, under the terms of the RSU award agreement, if Mr. Ho leaves Cash America for any reason he will forfeit any unvested portion of his RSU award, except in the event of certain changes-in-control. The RSU award agreement also permitted Mr. Ho to elect to defer receipt of up to 100% of Cash America common stock receivable when the RSUs vest. In addition, the RSU award agreement for Mr. Ho contains a “clawback” provision that allows Cash America to recoup all or some of the Performance-Based RSUs under certain circumstances in the event that there is a material restatement of Cash America’s financial results.

Performance Units.    In order to ensure that the employees of the E-Commerce Division continued to have long-term incentive compensation tied to the performance of the E-Commerce Division, in January

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2011, the Cash America Compensation Committee approved a grant of Performance Units under the Cash America LTIP that will be paid solely in cash to our named executive officers and certain of our other employees. The Performance Units vest over a three-year period on each of January 1, 2012, 2013 and 2014, subject to continued employment with Cash America and the satisfaction of certain conditions related to an increase in EBITDA of the E-Commerce Division of Cash America each year over a three-year period ending December 31, 2013. Payments for all Performance Units that vest will be made within a reasonable period of time each year following certification of the applicable performance results by the Cash America Compensation Committee. The unit value of each Performance Unit will be based on a percentage of the yearly increase in EBITDA divided by 33,333 (or 33,334 in the case of the third vesting date, which is one-third of the total Performance Units that could be granted in 2011). In addition, the Performance Unit award agreement for Mr. Ho contains a “clawback” provision that allows Cash America to recoup all or some of the payments made under certain circumstances in the event that there is a material restatement of Cash America’s financial results. Other terms of these awards are consistent with the Cash America LTIP.

The following table shows the number of Performance Units granted to each of our named executive officers in February 2011:

Name	Number of Performance Units Granted (#)
Mr. Ho	12,900
Mr. Schultz	8,900
Mr. King	12,500
Mr. Pedotto	7,900
Mr. Shteyn	1,500
Mr. Friedgan	—

When determining the number of Performance Units to be granted, the Cash America Compensation Committee considered the potential per unit value of the Performance Units over a three-year period compared to the individual award value created under the CashNetUSA 2008 Long-Term Incentive Plan (as described under “—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans—CashNetUSA 2008 LTIP”) along with individual recommendations made by Mr. Ho and Cash America’s chief executive officer for each named executive officer. The Cash America Compensation Committee decided to grant Mr. Ho Performance Units in addition to the RSU award described above in order to make Mr. Ho’s long-term incentive compensation comparable to his previous opportunity under the CashNetUSA 2008 LTIP, which terminated in 2011 (see “—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans—CashNetUSA 2008 LTIP”), and to tie a portion of his long-term compensation to the performance of the E-Commerce Division.

The actual amounts paid to each of our named executive officers for the Performance Units that vested on January 1, 2012 based on our performance during 2011 are included in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table.

It is anticipated that the unvested portion of the Performance Unit awards that were granted to named executive officers and certain of our other employees in 2011 and 2012 that are scheduled to vest on January 1, 2013 will, if the completion of this offering occurs prior to such date, have their vesting accelerated to the date this offering is completed. If certain conditions related to an increase in 2012 E-Commerce Division EBITDA for the period of time between January 1, 2012 and the date this offering is completed over the 2011 E-Commerce Division EBITDA for the same period in 2011 have been met by

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the completion of this offering, then the Performance Units that were scheduled to vest on January 1, 2013 will be valued and paid as soon as administratively possible after completion of this offering. It is also anticipated that upon the completion of this offering, the Performance Unit awards scheduled to vest after January 1, 2013 will be canceled. We intend to make a special one-time equity-based grant to our executive officers and a 2012 annual equity grant to our executive officers and certain other employees on or about the time of this offering. The amount of any such grants will be determined by our Compensation Committee on or near the time this offering is completed. Any new equity-based awards or cash-based long-term incentive awards granted to our employees after the completion of this offering will be made under our incentive plans. See “Our relationship with Cash America—Agreements Between us and Cash America—Employee Matters Agreements” for additional information about these grants.

Retirement and Other Benefits

All employees of Cash America and its U.S. subsidiaries are eligible to participate in Cash America’s 401(k) plan. Certain highly-compensated Cash America employees, including our named executive officers, are also eligible to participate in its Nonqualified Savings Plan. Because Mr. Shteyn performs services for us in Canada, he participates in a Canada Group Registered Retirement Savings Plan rather than the Cash America 401(k) plan. Our officers, including our named executive officers other than Mr. Shteyn, also participate in Cash America’s Supplemental Executive Retirement Plan.

401(k) and Nonqualified Savings Plan.    Cash America matches 50% of the first 5% of pay that each employee contributes to its 401(k) plan, including our named executive officers. All employee contributions are fully vested upon contribution. Cash America matching contributions vest ratably over an employee’s first five years of service with Cash America and also become fully vested if an employee dies, becomes disabled or reaches age 59 1/2 during employment. Employees may select from among several mutual funds and Cash America stock when investing their 401(k) account funds.

Cash America’s Nonqualified Savings Plan is a nonqualified retirement savings plan into which participants may contribute portions of their salary in excess of the 401(k) contribution limits. Plan participants can also defer up to 100% of their STI awards into the Nonqualified Savings Plan. If a participant’s pay exceeds the Internal Revenue Service, or IRS, limit on amounts that can be taken into account for contributions to the 401(k) plan, Cash America matches 50% of the first 5% of compensation deferred to the Nonqualified Savings Plan in excess of the 401(k) compensation limit; however, if a participant participates in both the 401(k) and Nonqualified Savings plans, the combined match to both plans will be made on no more than 50% of 5% of compensation. Cash America matching contributions vest under the same vesting schedule that applies to the 401(k) plan. The rate of return of a participant’s nonqualified savings plan account is determined by the rate of return on deemed investments in mutual funds that the participant selects. This plan generally offers the same investment options as the 401(k) plan, except that Cash America stock is not available as an investment option under the Nonqualified Savings Plan.

Cash America generally distributes each participant’s Nonqualified Savings Plan account funds in a lump sum shortly after the participant’s employment with Cash America and all of its affiliates terminates. A participant can also elect different payment timing or to receive distributions in up to 10 annual installments. Most officers cannot receive a distribution of any portion of their account that vested after 2004 during the first six months after their separation from service. Cash America may pay Nonqualified Savings Plan distributions from a Rabbi trust associated with the Nonqualified Savings Plan or from the general assets of the Cash America entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the Cash America entity that is his or her employer for any Nonqualified Savings Plan payments he or she is owed.

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Canada Group Registered Retirement Savings Plan.    We match 50% of the first 5% of pay for services performed in Canada that Mr. Shteyn contributes to a Group Registered Retirement Savings Plan account. All contributions are fully vested when made. Mr. Shteyn is the only named executive officer who participates in this Canadian plan.

Supplemental Executive Retirement Plan.    Cash America provides the Supplemental Executive Retirement Plan, or SERP, to its officers, other than Mr. Shteyn, as a supplement to their retirement benefits in addition to its contributions to their 401(k) plan and Nonqualified Savings Plan accounts. At the discretion of the Cash America Compensation Committee, Cash America makes supplemental cash contributions after the end of each plan year into the SERP accounts of each officer who was employed on the last day of the plan year. The Cash America Compensation Committee may also make discretionary contributions to other participants it selects from time to time. The rate of return of a participant’s SERP account is determined by the rate of return on deemed investments in mutual funds that the participant selects. SERP participants’ deemed investment options are generally the same as the investment options available under the 401(k) plan, except that Cash America stock is not available as an investment option under the SERP. Participants vest in their SERP accounts under the same vesting schedule that applies to the 401(k) plan.

Cash America generally distributes each participant’s SERP account as a lump sum soon after the participant’s employment terminates. A SERP participant may, however, elect to defer receipt of the SERP account for up to an additional five years beyond his employment termination and may also elect to receive the SERP account in up to ten annual installments. Most officers cannot receive a distribution of any portion of their account that vested after 2004 during the first six months after their separation from service. A participant generally may not withdraw any portion of his SERP account during employment, except in the case of a severe financial hardship. Cash America may pay for SERP benefits from a Rabbi trust associated with the SERP or from the general assets of the Cash America entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the Cash America entity that is his or her employer for any SERP benefits he or she is owed.

Each year the Cash America Compensation Committee determines the amount of the supplemental contribution to be made for each officer for the plan year. The targeted (but non-binding) amount of the supplemental contribution for each plan year is a percentage of each officer’s compensation. The compensation on which the supplemental contribution is based is the base salary, plus the lesser of (a) the officer’s target STI award payable during the plan year for the preceding year’s performance and (b) the actual STI award paid during the plan year based on the preceding year’s performance. The contribution amounts are prorated for the portion of the year that an officer was eligible to participate in the SERP, and are credited to the officer’s SERP account in February of the following year. For 2011, the supplemental contributions for each of our named executive officers, reflected as a percentage of the combined base salary paid during the year and the target STI award for the 2010 year, are listed below.

Name(1)	SERP Contribution
Mr. Ho	10.5%
Mr. Schultz	7.5
Mr. King(2)	5.6
Mr. Pedotto	7.5
Mr. Shteyn(3)	—

(1)	Mr. Friedgan was not eligible to receive a 2011 SERP contribution because he left our company before the end of 2011.

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(2)	Mr. King was promoted to Senior Vice President during the year. The SERP percentage reflects the blended rate based on his tenure as a Vice President and Senior Vice President during the year.

(3)	Mr. Shteyn was not eligible to receive a 2011 SERP contribution because his employer is a Canadian subsidiary that does not participate in the SERP.

For each of the 401(k) Plan, the Nonqualified Savings Plan and the SERP, Mr. Ho, Mr. Schultz, and Mr. King had more than five years of service with Cash America and were fully vested at the end of 2011. Mr. Pedotto joined Cash America in September 2008 and was 60% vested at the end of 2011. Mr. Friedgan had more than five years of service and was fully vested when he left our company in April 2011.

Perquisites and Other Personal Benefits

Cash America provides perquisites and other personal benefits to its officers that it believes are reasonable and consistent with its overall compensation program. A description and the attributed costs of these personal benefits for our named executive officers for the year ended December 31, 2011 are included in the “All Other Compensation” column of the Summary Compensation Table and described in the notes to that table.

Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans

CashNetUSA 2008 LTIP.    Cash America adopted the CashNetUSA 2008 LTIP to provide for awards to full-time administrative or management employees of its E-Commerce Division or its subsidiaries and affiliates. Under the CashNetUSA 2008 LTIP, the Cash America Compensation Committee could award units that were payable in cash or common stock of Cash America. As operated during 2010, each unit had a unit value equal to the amount determined by dividing (a) the amount by which (i) 45% of the consolidated earnings of the E-Commerce Division after taking into account internal capital charges or income and excluding allocated corporate overhead expenses, but otherwise before interest, income taxes, depreciation and amortization expenses, as it may be adjusted pursuant to the CashNetUSA 2008 LTIP, or the E-Commerce EBITDA, for the 12 months ending on the last day of the quarter immediately preceding the applicable vesting date of the award, exceeds (ii) 45% of the E-Commerce EBITDA for the 12 months ending on the last day of the quarter immediately preceding the grant date of the award, by (b) the 1,000,000 units that could have been awarded under the CashNetUSA 2008 LTIP.

Under the CashNetUSA 2008 LTIP, units vested in increments of one-third on each of the first three anniversaries of the grant date of the award, or would have fully vested upon a “change-in-control” of Cash America or the E-Commerce Division. After the first annual vesting date for an award, a participant was to be paid 25% of the total value of the vested units on that vesting date. After the second annual vesting date, a participant was to be paid the amount by which 25% of the value of all of the units vested as of the second vesting date (including the units that vested on the first vesting date) exceeded the amount paid to the participant in connection with the first vesting date. After the third vesting date, a participant was to be paid the amount by which the total value of all of the participant’s vested units at that vesting date exceeded the amounts paid to the participant on the first two vesting dates. In addition to the vesting requirements, no amount was to be paid to a participant who was an officer of Cash America on the date the award was granted unless the compounded annual growth rate of the E-Commerce EBITDA for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding the applicable vesting date equaled or exceeded 20%. Any officer that did not receive payment for his vested units due to this requirement would be eligible for payment of such vested units on the next vesting dates, if any.

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Unless the Cash America Compensation Committee determined otherwise, participants who were officers of Cash America on the date an award was granted were to receive a portion of the payments for their awards in the form of shares of Cash America common stock.

Mr. Ho received an award of 160,002 units under the CashNetUSA 2008 LTIP on October 31, 2008. Because the E-Commerce Division did not achieve the requisite compounded annual growth rate necessary for payment of vested units for officers, Mr. Ho did not receive a payment on the first vesting date for these awards that occurred on October 31, 2009. These units remained vested and the E-Commerce Division achieved the requisite compounded annual growth rate necessary for payment on the second vesting date that occurred on October 31, 2010. In the fourth quarter of 2010, Mr. Ho received a payment of $383,685, which was equal to 25% of the value of the total units that vested on October 31, 2009 and October 31, 2010. The Cash America Compensation Committee made the decision to pay these awards in the form of cash in lieu of Cash America common stock.

On January 26, 2011, the independent members of Cash America’s board of directors, on the recommendation of the Cash America Compensation Committee, approved an amendment to the CashNetUSA 2008 LTIP, or the CashNetUSA 2008 LTIP Termination Amendment, which terminated the CashNetUSA 2008 LTIP for employees who agreed to an accelerated vesting date of January 26, 2011 for a prorated portion of the employee’s unvested units that were outstanding on January 26, 2011 and early payment in cash for all vested units.

In January 2011, Mr. Ho agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $1,385,077. This amount included (a) $1,188,542, which was the value of the portion of his CashNetUSA 2008 LTIP units that vested in 2009 and 2010 that was not included in the payment made in the fourth quarter of 2010 under the terms of the plan (the payment for which was accelerated under the CashNetUSA 2008 LTIP Termination Amendment), and (b) $196,535, which was the value of the prorated portion of his CashNetUSA 2008 LTIP units that were accelerated and vested in accordance with the CashNetUSA 2008 LTIP Termination Amendment. In accordance with the CashNetUSA 2008 LTIP Termination Amendment, all of these units were valued as of December 31, 2010 and are reflected in the Summary Compensation Table in the “Non-equity Incentive Plan Compensation” column for the year 2010.

Messrs. Schultz, King, Pedotto, Shteyn and Friedgan also received awards under the CashNetUSA 2008 LTIP. The units granted to and payments received by Messers. Schultz, King, Pedotto, Shteyn and Friedgan before 2011 under these awards are as follows:

Name	Dates Granted	Number of Units Granted (#)	Payments Received in 2009 and 2010 ($)
Mr. Schultz	October 31, 2008	75,000	$179,850
Mr. King	October 31, 2008 January 26, 2010	25,002 30,000	59,955 —
Mr. Pedotto	October 31, 2008 January 26, 2010	5,001 45,000	11,993 —
Mr. Shteyn	January 26, 2010	5001	—
Mr. Friedgan	October 31, 2008	160,002	383,685

All of the payments were made in cash. Because the E-Commerce Division did not achieve the requisite compounded annual growth rate necessary for payment of vested units for officers, Messrs. Schultz, King and Friedgan did not receive a payment on the first vesting date that occurred on October 31, 2009 for

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their awards that were granted on October 31, 2008. The units that met the time vesting requirement on October 31, 2009 remained vested, subject to the compounded annual growth rate requirement for payment of awards granted to officers. The E-Commerce Division achieved the requisite compounded annual growth rate necessary for payment on the second vesting date that occurred on October 31, 2010 and Messrs. Schultz, King and Friedgan received the amounts shown in the “Payments Received in 2009 and 2010” column above for their awards that were granted on October 31, 2008. These amounts are equal to 25% of the value of their total units that vested on October 31, 2009 and October 31, 2010. The 5,001 units granted to Mr. Pedotto on October 31, 2008 were not subject to the compounded annual growth rate requirement because Mr. Pedotto was not an officer when the awards were granted. Accordingly, Mr. Pedotto received a payment of $545, representing 25% of the value of his vested award, upon the first vesting of the award that occurred on October 31, 2009. Upon the second vesting date of the award that occurred on October 31, 2010, Mr. Pedotto received a payment of $11,448. That amount is equal to 25% of the value of his total units that vested under this award on October 31, 2009 and October 31, 2010, reduced by the amount he received upon the first vesting. The amount included in the “Payments Received in 2009 and 2010” column above for Mr. Pedotto’s award that was granted on October 31, 2008 includes both of these payments.

Payment of 75% of the value of units that became time-vested remained subject to the requirement that the E-Commerce Division achieve a 20% compound annual growth rate in EBITDA from the 12-month period preceding the grant date through the 12-month period preceding the final vesting date for each award.

In early 2011, Messrs. Schultz, King, Pedotto, Shteyn and Friedgan agreed to the CashNetUSA 2008 LTIP Termination Amendment and received cash payments for the following amounts:

Name	Value of Units Vested in 2009 and 2010 and Not Included in Payments Previously Made ($)	Value of Units Vesting in January 2011 Exclusive of the 2008 LTIP Termination Amendment ($)	Value of Prorated Portion of Awards for Which Vesting Was Accelerated Under the 2008 LTIP Termination Amendment ($)	Total Payments Received in 2011 ($)
Mr. Schultz	$557,122	$—	$92,121	$649,243
Mr. King	185,722	102,218	30,717	318,657
Mr. Pedotto	37,149	153,327	6,146	196,622
Mr. Shteyn	—	17,040	—	17,040
Mr. Friedgan	1,188,542	—	196,535	1,385,077

In accordance with the terms of the awards, as amended by the CashNetUSA 2008 LTIP Termination Amendment, all of these units were valued as of December 31, 2010. The amounts shown in the “Value of Units Vesting in January 2011 Exclusive of the 2008 LTIP Termination Amendment” column represent the value of the units granted to Messrs. King, Pedotto and Shteyn on January 26, 2010 that became vested on the first vesting date of these awards that occurred on January 26, 2011 without regard to the CashNetUSA 2008 LTIP Termination Amendment.

CashNetUSA 2007 LTIP.    All grants made under the 2007 Long-Term Incentive Plan for Cash America Net Holdings, LLC, or the CashNetUSA 2007 LTIP, were made in units that were payable in cash. Each unit had a unit value equal to the amount determined by dividing (a) the amount by which (i) 1.3% of five times the consolidated earnings of the E-Commerce Division after taking into account allocated corporate overhead expenses and internal capital charges or income, but otherwise before interest, income taxes, depreciation and amortization expenses, as calculated pursuant to the CashNetUSA 2007 LTIP, or the E-Commerce 2007 LTIP EBITDA, for the 12 months ending on the last day of the quarter

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immediately preceding the applicable vesting date of the award, exceeded (ii) 1.3% of five times the E-Commerce 2007 LTIP EBITDA for the 12 months ending on the last day of the quarter immediately preceding the grant date of the award, by (b) the 130,000 units that could have been awarded under the CashNetUSA 2007 LTIP.

Mr. Ho received an award of 10,002 units under the CashNetUSA 2007 LTIP on August 1, 2007, and his units vested in increments of one-third on each of September 1, 2008 and August 1, 2009 and 2010. Mr. Ho’s final vesting date for these awards occurred on August 1, 2010, and Mr. Ho received a payment in the amount of $201,910 in the third quarter of 2010.

Mr. King received an award of 2,502 units under the CashNetUSA 2007 LTIP on February 14, 2007, and his units vested in increments of one-third on each of March 14, 2008 and February 14, 2009 and 2010. Mr. King received an additional award of 7,500 units under the CashNetUSA 2007 LTIP on August 1, 2007, and these units vested in increments of one-third on each of September 1, 2008 and August 1, 2009 and 2010. Upon final vesting of these awards, Mr. King received payments in the amounts of $48,868 and $151,402 in the second and third quarters of 2010, respectively.

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES AFTER THIS OFFERING

Following this offering, our Compensation Committee will determine the design of our executive compensation program. While we are still in the process of determining specific details of our compensation program, we anticipate that our compensation program will generally be similar to Cash America’s compensation program. In particular, we anticipate that our Compensation Committee will implement the following executive compensation policy setting out our compensation philosophy and objectives.

We believe that compensation should be performance-based and competitive in the markets and industries in which we compete for talent. We also believe that we should provide our executives with compensation that is closely linked to our stockholders’ financial interests and that reflects each executive’s contributions to enhancing the value of our stockholders’ investment in us. In addition, we believe in pay for performance and discouraging excessive risk taking by our executive officers.

Our compensation objectives are:

➢	Attracting, motivating and retaining the highest quality executives;

➢	Reinforcing our business strategies, corporate culture and management process;

➢	Compensating for results, while aligning executive short- and long-term interests with those of our stockholders;

➢	Providing a disciplined and flexible administration that is easily communicated and understood and that encourages consistent expectations across the organization;

➢	Establishing competitive base salary ranges with midpoints at the 50th percentile of our competitive group;

➢	Targeting competitive short-term incentives at the 50th percentile of our competitive group and paid at the 75th percentile for outstanding performance;

➢

Encouraging stock ownership and targeting competitive long-term incentives for executives at the 50th percentile of our competitive group and paid at the 75th percentile for outstanding performance; and

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➢	Encouraging the appropriate amount of risk to be taken by our officers and employees to achieve sustained long-term growth while discouraging short-term high risk activities.

The competitive group with which we compare ourselves will be selected by our Compensation Committee, or its subcommittee, from time to time. This group may be the same or different from those used prior to this offering, as described below under “—Executive Compensation Practices after This Offering—Compensation Consultants.”

Executive Compensation Practices after This Offering

General

The principal elements of our executive compensation after the completion of this offering will continue to be:

➢	Base salary;

➢	A performance-based short-term annual incentive award paid in cash;

➢	Long-term incentive compensation awards, which may be equity and/or cash awards that are both performance- and time-based;

➢	Retirement plans;

➢	Health insurance and other benefits also available to employees generally; and

➢	Certain additional benefits available to officers.

In connection with this offering, we have adopted, or will adopt, several new compensation plans that would become effective at or near the time we complete this offering. These plans are described under “—Plans We Have Adopted or Expect to Adopt.” When making decisions about each compensation element, our Compensation Committee will review the overall compensation we pay to our executive officers and review and consider the competitive market for executives and compensation levels and compensation components provided by companies with whom we compete for executive talent. In general, the proportion of an executive officer’s compensation that is at risk and subject to achieving incentive targets will increase with the executive’s position and responsibility.

Compensation Committee’s Role in Establishing Compensation

Our Compensation Committee, or its subcommittee, will approve, or recommend to our board of directors for approval, all compensation decisions, including grants of equity awards, for our executive officers, including our named executive officers. A key function of our Compensation Committee will be to help ensure that our executives are fairly compensated based upon their performance and contribution to our growth and profitability and that its compensation decisions support our compensation philosophy and objectives, as well as stockholder interests. The Compensation Committee chair will set the agenda for all committee meetings, with input from management.

Management’s Role in Establishing Compensation

Our chief executive officer will be the primary management contact with our Compensation Committee. Our chief executive officer will recommend to the Compensation Committee changes in compensation for other executive officers, including our other named executive officers, based on an assessment of each individual’s responsibilities and contribution to our results and potential for future contributions to our success. Neither the chief executive officer nor other executive officers will be involved in recommendations for changes in the chief executive officer’s compensation.

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Compensation Consultants

In 2011, Mr. Feehan, Cash America’s chief executive officer, engaged Mercer to perform a formal review of base salaries, short-term incentives and long-term incentives for each of our named executive officers compared to persons holding comparable positions with similar duties at other publicly-traded e-commerce companies. Mercer developed a group of e-commerce peer companies that it determined to be of similar size and scope to us and would provide appropriate comparisons for establishing competitive compensation levels. In addition, Mercer referred to compensation practices and levels implemented at companies that were recently spun off from parent companies and that completed an initial public offering as a result of the spin-off. Based on its review, Mercer provided recommendations of a range of base salary levels, a percentage of salary to which short-term incentive compensation should be targeted, and target annual long-term incentive values for each of our executives, including our named executive officers. This review did not affect 2011 compensation, but we plan to make adjustments to our executive officers’ compensation levels effective as of the completion of this offering.

The following publicly-traded company peer groups were established by Mercer in its recommendation of compensation levels in connection with this offering:

Publicly-Traded E-Commerce Companies

1-800-Flowers.com, Inc.	Liquidity Services, Inc.
Bankrate, Inc.	Monster Worldwide, Inc.
Blue Nile, Inc.	Orbitz Worldwide, Inc.
Digital River, Inc.	Overstock.com, Inc.
Earthlink, Inc.	Shutterfly, Inc.
Equinix, Inc.	United Online, Inc.
Financial Engines, Inc.	U.S. Auto Parts Network, Inc.
Higher One Holdings, Inc.	Vistaprint N.V.

Recently Spun-Off Companies

Parent Company	Spun-Off Company
The E.W. Scripps Company	Scripps Networks Interactive, Inc.
Peabody Energy Corporation	Patriot Coal Corporation
NCR Corporation	Teradata Corporation
McDonald’s Corporation	Chipotle Mexican Grill, Inc.
Potlatch Corporation	Clearwater Paper Corporation
Verizon Communications Inc.	Supermedia Inc.
Agilent Technologies, Inc.	Verigy Ltd.
Belo Corporation	A.H. Belo Corporation
Vishay Intertechnology, Inc.	Vishay Precision Group, Inc.
General Growth Properties, Inc.	The Howard Hughes Corporation
Temple-Inland Inc.	Forestar Group Inc.

Deductibility of Executive Compensation

Our Compensation Committee, or its subcommittee, as applicable, will review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, or Code, which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. This limitation does not apply to certain performance-based pay. Our Compensation Committee, or its subcommittee, as applicable, may, in certain situations, approve compensation that will not meet these deductibility requirements in order to ensure competitive levels of compensation for our executive officers, including our named executive officers.

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Equity Ownership

Our Compensation Committee has established stock ownership guidelines that require ownership of our stock that is five times base salary for our chief executive officer and the Executive Chairman of our board of directors and three times base salary for our other executive officers. Our stock ownership guidelines also require ownership of our stock by our directors who are not employed by us or Cash America that is equal to five times their annual retainer. These officers and directors will have up to five years following the completion of this offering to achieve the applicable stock ownership guidelines.

PLANS WE HAVE ADOPTED OR EXPECT TO ADOPT

We have adopted, or expect to adopt, the following plans or agreements, which will become effective at or near the time we complete this offering.

Senior Executive Bonus Plan

The Senior Executive Bonus Plan is intended to increase stockholder value and our success by motivating key executives (a) to perform to the best of their abilities, and (b) to achieve our objectives. The plan’s goals are to be achieved by providing executives with incentive awards based on the achievement of goals relating to the performance of us and our individual business units. Amounts paid under the plan will be intended to qualify as performance-based compensation under Code Section 162(m). Our annual STI plans for certain of our executive officers will be administered under our Senior Executive Bonus Plan and will be based on the achievement of performance goals as required by our Senior Executive Bonus Plan. The Compensation Committee will, however, also have the ability to make discretionary bonus awards to any of our employees that are not administered under our Senior Executive Bonus Plan and that are not based on an STI plan formula.

Long-Term Incentive Plan

The purpose of the Enova International, Inc. 2011 Long-Term Incentive Plan, or Enova LTIP, is to promote the interests of our company and its stockholders by giving us a competitive advantage in attracting, retaining and motivating employees, officers, consultants and directors capable of assuring our future success, to offer such persons incentives that are directly linked to the profitability of our business and increases in stockholder value, to afford such persons an opportunity to acquire a proprietary interest in our company and to provide a means to assume and govern certain awards granted under the Enova LTIP.

General Administration.    The Enova LTIP will be administered by a plan Administrator which may be our Compensation Committee or such other committee or subcommittee designated by our board of directors. The Administrator will be authorized to grant awards in the form of stock options, stock appreciation rights, performance shares, performance units, restricted stock and restricted stock units. In addition, the Administrator will have the authority to grant other stock-based awards in the form of common stock or units the value of which is based in whole or in part on the value of our common stock. The Enova LTIP will become effective upon approval by our stockholder, with such approval to be sought shortly before the completion of this offering. The Enova LTIP will expire on the tenth anniversary of the effective date unless terminated earlier by our board of directors.

The Administrator will select persons to receive grants from among the eligible participants, determine the types of grants and number of shares or units to be awarded to grantees and set the terms, conditions and provisions of the grants consistent with the Enova LTIP. The Administrator generally has authority to amend awards and to accelerate vesting and/or exercisability of awards, provided that it cannot (i) amend an outstanding option to decrease the exercise price, cancel the option and replace it

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with a new option grant with a lower exercise price, reprice an option unless stockholder approval has been obtained and it is in accordance with applicable laws and exchange requirements or amend an outstanding option or stock appreciation right in a manner that would cause the option or stock appreciation right to become deferred compensation subject to Code Section 409A or (ii) adjust upward the amount payable to a “covered employee” with respect to a Qualified Performance-Based Award or waive or alter the performance goals associated with such an award in a manner that would cause the award to cease to qualify for an exemption from the application of Code Section 162(m), as explained more fully below. The Administrator may also establish rules for administration of the Enova LTIP.

Eligibility.    The Administrator may select grantees from among our employees, officers, directors and consultants. Eligible participants will be those who, in the opinion of the Administrator, have the capacity for contributing in a substantial measure to the successful performance of our company. We currently have approximately 900 employees, but it is expected that grants under the Enova LTIP will generally be limited to our directors, officers and certain of our director and manager employees and other key management employees.

Shares Subject to the Enova LTIP.    Subject to adjustment as described below, a maximum of                  shares of our common stock may be issued under the Enova LTIP. The aggregate number of shares that may be issued upon exercise of incentive stock options may not exceed                         . Any shares of our common stock subject to awards that are forfeited or withheld in payment of any exercise price or taxes will not be available for granting future awards under the Enova LTIP. Also, if an award terminates without shares of our common stock being issued, then the shares that were subject to the award will not be available for granting future awards. The shares may be authorized and unissued shares or treasury shares. In the event of a stock split, stock dividend, spin-off or other relevant change affecting our common stock, the Administrator may make appropriate adjustments to the number of shares available for grants and to the number of shares and price under outstanding grants made before the event, which must be consistent with the restrictions of Code Section 409A.

In addition to the limitations on the total number of shares that may be issued under the Enova LTIP, a maximum of 100,000 shares of common stock may be subject to Qualified Performance-Based Awards (discussed below) granted to any eligible person in any calendar year, a maximum of 200,000 shares of common stock may be subject to options and stock appreciation rights granted to any eligible person in any one calendar year, and the amount of compensation that may be paid to any eligible person under performance units granted in any one fiscal year that are intended to be Qualified Performance-Based Awards may not exceed $6,000,000 in any calendar year.

Types of Awards Under the Enova LTIP

Stock Options. The Administrator may grant awards in the form of options to purchase shares of our common stock. With regard to each such option, the Administrator will determine the number of shares subject to the option, the manner and time of the exercise of the option, the term of the option and the exercise price per share of stock subject to the option; provided, however, that the exercise price of any option may not be less than 100% of the fair market value of the shares of our common stock on the date the option is granted. The exercise price may, at the discretion of the Administrator, be paid by a participant in cash, shares of our common stock, other awards or property or a combination thereof. Any option that is intended to qualify as an “incentive stock option” within the meaning of Code Section 422 must comply with the requirements of that section, which currently requires that no incentive stock option may be exercised later than ten years after the date of the grant or earlier than one year after the date of the grant and that the aggregate fair market value, determined at the date of the grant of the incentive stock

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option, of our common stock for which an incentive stock option is exercisable for the first time during any calendar year as to any participant may not exceed a maximum limitation. The effect of a grantee’s termination of employment by reason of death, retirement, disability or otherwise will be specified in the option agreement evidencing the grant of the option.

Stock Appreciation Rights. The Enova LTIP also authorizes the Administrator to grant stock appreciation rights, or SARs. Upon exercising a SAR, the holder receives for each share with respect to which the SAR is exercised, an amount equal to the difference between the exercise price (which may not be less than the fair market value of such share on the date of the grant) and the fair market value of our common stock on the date of exercise (or, if the Administrator so determines at the time of the grant, the average selling price of our common stock during a specified period that is within 30 days before or 30 days after the date of exercise). At the Administrator’s discretion, payment of such amount may be made in cash, shares of our common stock, or a combination thereof. Each SAR granted will be evidenced by an agreement specifying the terms and conditions of the award, including the effect of termination of employment (by reason of death, disability, retirement or otherwise) on the exercisability of the SAR. No SAR may have a term of greater than 10 years.

Performance Shares and Performance Units. The Enova LTIP permits the Administrator to grant awards of performance shares and performance units to eligible participants from time to time. Performance shares are a bookkeeping entry that records the equivalent of one share of common stock granted to a participant and a performance unit is an award that is denominated in cash. These awards are contingent upon the achievement of certain performance goals established by the Administrator. The length of time over which performance will be measured, the performance goals, and the criteria to be used in determining whether and to what degree the goals have been attained will be determined by the Administrator. The Administrator will also determine the effect of termination of employment of a grantee (by reason of death, retirement, disability or otherwise) during the performance period.

Restricted Stock and Restricted Stock Units. Under the Enova LTIP, the Administrator may award restricted shares of our common stock and restricted stock units to eligible participants from time to time and subject to certain restrictions as determined by the Administrator. The nature and extent of restrictions on such shares and units, the duration of such restrictions, and any circumstance which could cause the forfeiture of such shares or units are to be determined by the Administrator. The Administrator will also determine the effect of the termination of employment of a recipient of restricted stock or restricted stock units (by reason of retirement, disability, death or otherwise) prior to the lapse of any applicable restrictions.

Other Stock Based Awards. In addition, the Administrator will have authority under the Enova LTIP to grant stock unit awards, which can be in the form of common stock or units, the value of which is based, in whole or in part, on the value of our common stock. Stock unit awards will be subject to any terms, restrictions, conditions, vesting requirements and payment rules the Administrator may determine. Stock unit awards may not be assigned, sold, transferred, pledged or otherwise encumbered prior to the date shares are issued or, if later, the date provided by the Administrator at the time of the grant of the stock unit award. Stock unit awards may relate, in whole or in part, to certain performance criteria established by the Administrator at the time of the grant. The Administrator will determine the effect of termination of employment of a stock unit award recipient (by reason of death, retirement, disability or otherwise) during any applicable vesting period. The Administrator may waive or remove any restriction or limitation to which a stock unit award was made at the date of the grant.

Awards to Covered Employees. The Enova LTIP permits the Administrator to grant “Qualified Performance-Based Awards” to “Covered Employees” as defined by Code Section 162(m)(3), which

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currently consists of our chief executive officer and our three highest compensated executive officers other than our chief executive officer and our chief financial officer, as long as the Administrator granting such awards meets the requirement of Code Section 162(m). These Qualified Performance-Based Awards are intended to qualify as performance-based pay under Code Section 162(m) to enable us to deduct the compensation paid to the Covered Employees attributable to these awards. In general, Code Section 162(m) limits the deduction for compensation paid to the Covered Employees to a dollar limitation ($1,000,000), but permits performance-based pay to be deductible without regard to the dollar limitation.

If an award is a stock option grant with an exercise price equal to the fair market value of the underlying shares of common stock on the date of the grant, the award may qualify as performance-based pay under Code Section 162(m).

If Qualified Performance-Based Awards are granted, then the Administrator for such awards will establish performance goals based on the attainment of one or more of the following measures with respect to us or any of our affiliates, or a subsidiary, division or department of us or any of our affiliates: revenue growth; earnings before interest, taxes, depreciation and amortization; earnings before interest and taxes; operating income; pre- or after-tax income; pre- or after-tax income from continuing operations; pre- or after-tax income excluding extraordinary, unusual or non-recurring items; earnings per share; earnings per share from continuing operations; earnings per share excluding extraordinary, unusual or non-recurring items; cash flow; cash flow per share; return on equity; return on invested capital; return on assets; economic value added (or an equivalent metric); share price performance; total stockholder return; improvement in or attainment of expense levels; or improvement in or attainment of working capital levels. These goals may be based on attaining specified levels of performance under one or more of the measures described above in absolute terms or relative to a base period or the performance of other companies.

The Administrator for the Qualified Performance-Based Awards will establish the relevant goals at a time when the outcome is substantially uncertain, and the Administrator will certify whether the goals have been attained. This process of establishing goals and confirming their attainment is intended to comply with Code Section 162(m) and permit the award to qualify as deductible performance-based pay. While the Administrator intends to establish awards that comply with Code Section 162(m), the Administrator reserves the discretion to grant awards that are not performance based and/or do not comply with Code Section 162(m).

Cash Payments and Dividends on Awards. The Administrator may determine, in its discretion, that dividends or dividend equivalents are to be payable with respect to an award or that cash payments may be made in lieu of, or in addition to, an award, subject to the following rules. Cash payments, dividends or dividend equivalents will be payable at the time and pursuant to the payment schedule specified by the Administrator at the time of the grant, subject to the requirements of Code Section 409A, or, if the Administrator does not provide a time and schedule of payment at the time of the grant, any dividends or dividend equivalents will be payable in a lump sum on the date the dividend is payable to stockholders generally, and cash payments generally will be payable in a lump sum within 90 days after the participant’s separation from service. To the extent required by Code Section 409A, such payments will be delayed until six months after the participant’s separation from service. If dividends or dividend equivalents are to be payable with respect to an award: (i) payment of dividends or dividend equivalents with respect to an option or SAR (but not with respect to any shares issued with respect to such option or SAR) will not be conditioned on the exercise of an option or SAR, and (ii) cash payments will not be conditioned on the exercise of an option or SAR or otherwise be structured in such a way as to reduce

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the exercise price of the option or SAR. To the extent that an award provides for deferred compensation subject to Code Section 409A(a)(2), any cash payments provided in lieu of an award may not change the timing of payment of the award.

Outside Directors’ Restricted Stock Units. Each “outside director” who is a member of the board of directors as of the conclusion of an annual meeting of stockholders that occurs on or after the first date on which our common stock is publicly traded, will automatically be granted restricted stock units for shares of our common stock on the date of such annual meeting, with the number of shares to be determined by dividing the grant value, which is the annual grant dollar value authorized by the board of directors not to exceed $150,000 per calendar year, by the closing price of our common stock on the New York Stock Exchange on the last trading day before such annual meeting of stockholders. The restricted stock units will vest in substantially equal 25% increments on the first day of the calendar month of each of the first four anniversaries of the date of the grant. Recipients will only be entitled to receive shares of our common stock relating to vested restricted stock units. Upon a “change in control,” all unvested restricted stock units will automatically vest and recipients will be entitled to receive all such vested restricted stock units as of the change in control. Additionally, all unvested restricted stock units will automatically vest if the recipient’s termination of service from the board of directors is due to his or her death, or after he or she has served continuously on the board of directors for at least five years as of the time of termination and for at least 360 days after the date the restricted stock units are granted. These restricted stock units will be subject to such other terms and conditions as the Administrator may specify.

Directors’ Shares. Under the Enova LTIP, directors may elect, on an annual basis, to defer the payment of all or part (in 10% increments) of their annual retainer, meeting fees and committee meeting fees. On or as soon as practicable after the last day of the calendar month in which a director earns such deferred fees, we will deposit shares of our common stock having an equivalent value into a Rabbi trust to provide for the payment of the director’s deferred fees. Such shares will be credited to a bookkeeping account for the director. Dividends paid on the shares in the Rabbi trust will also be retained in the trust and credited to the director’s bookkeeping account. Payment of the deferred fees will be made in the form of our common stock after the director’s separation from service on the board of directors. The amounts in the trust will remain subject to the claims of our creditors, and the interests of the directors in the trust may not be sold, assigned, transferred or encumbered, except by the laws of descent and distribution.

Amendment and Termination of the Enova LTIP.    Our board of directors may amend, alter, suspend, discontinue or terminate the Enova LTIP or any portion thereof at any time, except that no amendment may be made that would cause a participant to become subject to tax under Code Section 409A(a)(1) and no such amendment may be made without stockholder approval if the amendment: (i) is required to be approved by stockholders to comply with applicable laws, rules or exchange listing requirements, (ii) increases the number of shares of our common stock reserved for issuance under the Enova LTIP or (iii) would cause us to be unable to grant incentive stock options.

Change in Control.    In order to preserve the rights of participants in the event of a Change in Control (as defined in the Enova LTIP), the Administrator in its discretion may, at the time a grant is made or at any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise of an award, (ii) provide for the purchase of the award upon the participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of the award had the award been currently exercisable or payable, (iii) adjust the terms of the award in a manner determined by the Administrator to reflect the Change in Control, (iv) cause the award to be assumed, or new rights substituted therefore, by another entity, or (v) make such other provisions as the Administrator may consider equitable and in the best interests of our company.

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Compensation Recovery.    In the event that we are required to materially restate our financial results due to our material noncompliance with any financial reporting requirement under federal securities laws, excluding a restatement of such financial results due solely to a change in generally accepted accounting principles in the United States or such other accounting principles that may be adopted by the SEC and are or become applicable to us, the Administrator may, in its discretion or as necessary to comply with applicable law: (i) cancel part or all of the outstanding portion of any award, whether or not vested, and/or (ii) require a participant to repay us an amount equal to all or any portion of the value of shares that have been issued and other payments that have been made to the participant pursuant to any award within the three years preceding the date on which we are required to prepare an accounting restatement, to the extent that such value or payment amount was based on the erroneous data and exceeded the value or amount that would have been paid to the participant under the accounting restatement. Such cancellation or repayment obligation shall be effective as of the date specified by the Administrator. Any repayment obligation shall be satisfied in cash or in such other form of consideration, such as shares of our common stock, permitted by applicable law and acceptable to the Administrator, and the Administrator may provide for an offset to any future payments owed by us or our affiliates to the participant if necessary to satisfy the repayment obligation; provided however, that if any such offset is prohibited under applicable law, the Administrator shall not permit any such offset and may require immediate repayment by the participant. Notwithstanding the foregoing, to the extent required to comply with applicable law, exchange listing requirements, and/or any compensation recovery or clawback policy we adopt after the effective date of the Enova LTIP, we may unilaterally amend this clawback or compensation recovery provision and such amendment shall be binding on all participants; provided, however, regardless of whether we make such a unilateral amendment, all participants shall be bound by any compensation recovery or clawback policy we adopt after the effective date of the Enova LTIP.

Deferrals.    If permitted by the Administrator for a given award, an award may be deferred (and paid in a form permitted by the Administrator) at the election of a participant. If a participant is granted an award that is subject to a condition requiring the participant to continue to provide services for a period of at least 12 months from the date of the grant of the award to avoid forfeiture of payment of the award, an election to defer payment of the award may be made on or before the 30th day after the date the award is granted.

Federal Income Tax Consequences.    Under current U.S. federal tax law, the following are the U.S. federal income tax consequences generally arising with respect to awards made under the Enova LTIP.

Exercise of Incentive Stock Option and Subsequent Sale of Shares. A participant who is granted an incentive stock option does not realize taxable income at the time of the grant or at the time of exercise. If the participant makes no disposition of shares acquired pursuant to the exercise of an incentive stock option before the later of two years from the date of the grant or one year from such date of exercise, or statutory holding period, any gain (or loss) realized on the disposition will be recognized as a long-term capital gain (or loss). Under such circumstances, we will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of the shares during the statutory holding period, this would be considered a disqualifying disposition. Provided the amount realized in the disqualifying disposition exceeds the exercise price, the ordinary income a participant will recognize in the year of a disqualifying disposition generally will be the lesser of: (i) the excess of the amount realized over the exercise price, or (ii) the excess of the fair market value of the shares at the time of the exercise over the exercise price; and we generally will be entitled to a deduction for the amount of ordinary income recognized by such participant. The ordinary income recognized by the participant is not considered wages, and we are not

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required to withhold or pay employment or other taxes on that ordinary income. Finally, in addition to the ordinary income described above, the participant will recognize capital gain on the disqualifying disposition in the amount, if any, by which the amount realized in the disqualifying disposition exceeds the fair market value of the shares at the time of the exercise, and such gain will be long-term or short-term capital gain depending on the participant’s post-exercise holding period for such shares.

Special tax rules apply when all or a portion of the exercise price of an incentive stock option is paid by delivery of already owned shares, but generally it does not materially change the tax consequences described above. However, the exercise of an incentive stock option with shares that are, or have been, subject to an incentive stock option, before such shares have satisfied the statutory holding period, generally will result in the disqualifying disposition of the shares surrendered.

Exercise of Nonqualified Stock Option and Subsequent Sale of Shares. A participant who is granted a nonqualified stock option does not realize taxable income at the time of the grant but does recognize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price of such shares; and we generally will be entitled to a deduction in the amount of ordinary income recognized by such participant. The ordinary income recognized by the participant is considered supplemental wages. We are required to withhold and pay any applicable employment tax on that ordinary income, and the participant would be required to pay any income taxes on the ordinary income to the extent the participant’s taxes on that income are in excess of the tax amounts we withhold.

Upon the subsequent disposition of shares acquired through the exercise of a nonqualified stock option, any gain (or loss) realized on such disposition will be recognized as a long-term, or short-term, capital gain (or loss) depending on the participant’s post-exercise holding period for such shares.

Lapse of Restrictions on Restricted Stock and Subsequent Sale of Shares. A participant who has been granted an award of restricted stock generally does not realize taxable income at the time of the grant. When the restrictions lapse, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, the participant paid for such shares, and we generally will be entitled to a deduction in the amount of ordinary income recognized by such participant. The ordinary income recognized by the participant is considered supplemental wages. We are required to withhold and pay any applicable employment tax on that ordinary income, and the participant would be required to pay any income taxes on the ordinary income to the extent the participant’s taxes on that income are in excess of the tax amounts we withhold. Upon the subsequent disposition of the formerly restricted shares, any gain (or loss) realized on such disposition will be recognized as a long-term, or short-term, capital gain (or loss) depending on the participant’s holding period for such shares after the restrictions lapse.

Restricted Stock Units. A participant who has been awarded a restricted stock unit generally does not realize taxable income at the time of the grant. When shares are issued under the award, the participant will recognize ordinary income in an amount equal to the fair market value of the shares delivered at the time they are delivered, and we generally will be entitled to a deduction for the amount of ordinary income recognized by such participant. The ordinary income recognized by the participant is considered supplemental wages. We are required to withhold and pay any applicable employment tax on that ordinary income, and the participant would be required to pay any income taxes on the ordinary income to the extent the participant’s taxes on that income are in excess of the tax amounts we withhold. Upon the subsequent disposition of the shares, any gain (or loss) realized on such disposition will be recognized as a long-term, or short-term, capital gain (or loss) depending on the participant’s post-delivery holding period for such shares.

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SARs, Performance Shares, Performance Units and Stock Unit Awards. A participant who is granted a SAR does not realize taxable income at the time of the grant, but does recognize ordinary income at the time of exercise of the SAR in an amount equal to the excess of the fair market value of the shares (on the date of exercise) with respect to which the SAR is exercised, over the grant price of such shares, and we generally will be entitled to a deduction for the amount of ordinary income recognized by such participant.

A participant who has been awarded a performance share, performance unit or a stock unit award does not realize taxable income at the time of the grant, but does recognize ordinary income at the time the award is paid equal to the amount of cash (if any) paid and the fair market value of shares (if any) delivered and we generally will be entitled to a deduction for the amount of ordinary income recognized by such participant.

The ordinary income recognized by a participant in connection with a SAR, performance share, performance unit or a stock unit award is considered supplemental wages. We are required to withhold and pay any applicable employment tax on that ordinary income, and the participant would be required to pay any income taxes on the ordinary income to the extent the participant’s taxes on that income are in excess of the tax amounts we withhold.

To the extent, if any, that shares are delivered to a participant in satisfaction of either the exercise of a SAR, or the payment of a performance share, performance unit or stock unit award, upon the subsequent disposition of such shares any gain (or loss) realized will be recognized as a long-term, or short-term, capital gain (or loss) depending on the participant’s post-delivery holding period for such shares.

Directors’ Shares. A director who elects to have payment of his fees deferred and paid in the form of common stock does not realize taxable income at the time the fees are earned, but does recognize ordinary income at the time the common stock is paid equal to the amount of the fair market value of shares delivered. We generally will be entitled to a deduction at that time for the amount of ordinary income recognized by the director.

Code Section 409A. Code Section 409A governs the tax treatment of nonqualified deferred compensation arrangements. Awards that provide for deferred compensation must comply with the requirements of Code Section 409A regarding the timing of participants’ elections to defer compensation, the events that can trigger the payment of deferred compensation and the timing of such payments. Certain officers may not begin to receive deferred compensation that is payable by reason of separation from service until six months after the officer separates from service.

401(k) Plan

We intend to adopt a 401(k) plan prior to the completion of this offering that would become effective after the offering is complete. Under our 401(k) plan, we will match 50% of the first 5% of pay that each employee contributes to the 401(k) plan, including our named executive officers. All employee contributions will be fully vested upon contribution. Company matching contributions will vest ratably over an employee’s first five years of service with us and will also become fully vested if an employee dies, becomes disabled or reaches age 59 1/2 during employment. Employees will be able to select from among several mutual funds when investing their 401(k) account funds. Prior service with Cash America will be counted toward future vesting for participants who are employed on the effective date of the 401(k) plan.

Nonqualified Savings Plan

We intend to adopt a nonqualified savings plan prior to the completion of this offering that would become effective after the offering is complete. Pursuant to our nonqualified savings plan, participants

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will be able to contribute into the plan portions of their salary in excess of the 401(k) contribution limits. Plan participants will also be able defer up to 100% of their STI awards into the nonqualified savings plan. If a participant’s pay exceeds the IRS limit on amounts that can be taken into account for contributions to the 401(k) plan, we will match 50% of the first 5% of compensation deferred to the nonqualified savings plan in excess of the 401(k) compensation limit; if a participant participates in both the 401(k) and nonqualified savings plans, the combined company match to both plans will be made on no more than 50% of 5% of compensation. Company matching contributions will vest under the same vesting schedule that will apply to the 401(k) plan. This plan will generally offer the same investment options as the 401(k) plan. The rate of return of a participant’s nonqualified savings plan account will be determined by the rate of return on deemed investments in mutual funds that the participant selects. We would pay nonqualified savings plan distributions from a Rabbi trust associated with the plan or from the general assets of the entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the entity that is his or her employer for any nonqualified savings plan payments he or she is owed. Prior service with Cash America will be counted toward future vesting for participants who are employed on the effective date of the 401(k) plan.

Supplemental Executive Retirement Plan

A supplemental executive retirement plan will provide our U.S. based officers and certain other employees a supplement to their retirement benefits in addition to our contributions to their 401(k) and nonqualified savings plan accounts. At the discretion of our Compensation Committee, we will make supplemental cash contributions after the end of each plan year into the supplemental executive retirement plan accounts of each officer or other eligible employee who was employed on the last day of the plan year. Our Compensation Committee may also make discretionary contributions to the accounts of participants it selects from time to time. The rate of return of a participant’s supplemental executive retirement plan account will be determined by the rate of return on deemed investments in mutual funds that a participant selects. Participants’ deemed investment options will be generally the same as the investment options available under the 401(k) plan. Participants will vest in their supplemental executive retirement plan accounts under the same vesting schedule that will apply to the 401(k) plan. We would pay distributions under this plan from a Rabbi trust associated with the plan or from the general assets of the entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the entity that is his or her employer for any distributions he or she is owed under this plan. Prior service with Cash America will be counted toward future vesting for participants who are employed on the effective date of the 401(k) plan.

Severance Arrangements for Executives

Executive change-in-control severance and restrictive covenant agreements with each of our executive officers will specify the payments that our named executive officers are to receive upon separation in connection with or during a specified period following a change-in-control of our company. These agreements are designed to promote stability and continuity of senior management. We will not include provisions in these agreements that would require us to make gross-up payments for any excise taxes that may be payable under IRS rules and we intend to include certain covenants, such as confidentiality, noncompetition and nonsolicitation covenants, in our executive change-in-control severance and restrictive covenant agreements. A severance pay plan for executives will provide for severance pay, continued medical and health benefits, payment of accrued but unpaid vacation and paid time off and an allowance for outplacement services for our executive officers following certain terminations not related to a change-in-control.

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Transition from Cash America Plans

For a brief transition period following the completion of this offering, the account balances of our employees who participate in Cash America’s 401(k) plan, Nonqualified Savings Plan and SERP will continue to be maintained in those plans and those employees may continue to make contributions to the Cash America 401(k) and Nonqualified Savings plans. After this transition period, we intend to implement our own 401(k) plan, nonqualified savings plan and supplemental executive retirement plan, and these employees’ account balances will be transferred into our plans. See “Our relationship with Cash America—Agreements Between Us and Cash America—Employee Matters Agreement.”

2011 Summary Compensation Table

The following table and footnotes discuss the compensation of our named executive officers:

Name and Principal Position	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation (2)(3)	All Other Compensation (4)	Total
Timothy S. Ho	2011	$411,539	$616,634	$1,193,033	$97,258	$2,318,464
CEO and President (Principal Executive Officer)	2010 2009	369,154 353,808	— —	2,426,151 152,874	73,856 59,148	2,869,161 565,830

Kenneth Schultz	2011	255,000	—	624,827	53,475	933,302
CFO, Senior Vice President and Treasurer (Principal Financial Officer)	2010	254,615	—	998,444	50,318	1,303,377

Alex T. King	2011	294,231	—	820,939	68,172	1,183,342
Senior Vice President—Operations	2010	213,385	—	761,539	51,539	1,026,463

Kenneth P. Pedotto	2011	260,000	—	470,770	72,627	803,397
Senior Vice President—Business Development	2010	246,000	—	363,913	59,988	669,901

Daniel Shteyn(5) Senior Vice President—Operations	2011	241,164	—	198,115	14,877	454,156

Mark A. Friedgan	2011	147,115	—	—	566,001	713,116
Former Senior Vice President—Chief Information Officer	2010	450,000	—	2,067,616	67,073	2,584,689

(1)	The amount shown represents the grant date fair value in compliance with Accounting Standard Codification, or ASC, 718, Compensation—Stock Compensation, or ASC 718, for RSU awards under the Cash America LTIP, which is based on the closing stock price of Cash America common stock on the day before the grant date. The grant date fair value of Performance-Based RSUs is based on the maximum amount of the award that could be achieved, which Cash America estimated as the most probable outcome at the time of the grant. The amount in this column was calculated by multiplying the number of Time-Based RSUs and the maximum number of Performance-Based RSUs available under the grant by the closing stock price of Cash America’s common stock on the day preceding the grant date, which was $39.66.

footnotes continued on following page

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(2)	The 2011 amounts shown in this column reflect payments made in 2012 based on 2011 performance and are detailed in the following table:

Name	2011 Actual STI Paid in 2012(a)	Paid in 2012 for Performance Units Based on 2011 Performance(b)	Total
Mr. Ho	$521,028	$672,005	$1,193,033
Mr. Schultz	161,143	463,684	624,827
Mr. King	169,719	651,220	820,939
Mr. Pedotto	59,284	411,486	470,770
Mr. Shteyn	119,975	78,140	198,115

(a)	Reflects amounts earned in 2011 and paid in 2012 under the Cash America 2011 STI plans. See “—Compensation Discussion and Analysis—2011 Compensation—Short-Term Incentive Compensation” for additional information.

(b)	Reflects payments made in 2012 for the portion of the Performance Units granted in February 2011 that vested on January 1, 2012 (which is 33 1/3% of the number of Performance Units granted to each executive). See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(3)	The 2010 amounts shown in this column reflect the payments detailed in the following table:

Name	2010 Actual STI Paid in 2011(a)	Paid in 2010 for 25% of CashNetUSA 2008 LTIP units that vested on October 31, 2009 and 2010(b)	Paid in 2011 for CashNetUSA 2008 LTIP units pursuant to the 2008 CashNetUSA LTIP Termination Amendment(c)	Paid in 2010 for CashNetUSA 2007 LTIP Units That Vested in 2010(d)	Total
Mr. Ho	$455,479	$383,685	$1,385,077	$201,910	$2,426,151
Mr. Schultz	169,351	179,850	649,243	—	998,444
Mr. King	182,657	59,955	318,657	200,270	761,539
Mr. Pedotto	155,843	11,448	196,622	—	363,913
Mr. Friedgan	298,854	383,685	1,385,077	—	2,067,616

(a)	Reflects cash awards earned in 2010 and paid in 2011 under the Cash America 2010 STI plans.

(b)	Reflects payments made in 2010 for 25% of the value of the CashNetUSA 2008 LTIP units that vested on October 31 of each of 2009 and 2010, reduced by payments, if any, made in connection with the 2009 vesting date. See “Compensation Discussion and Analysis—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans” for additional information.

(c)	Reflects payments made in 2011 for CashNetUSA 2008 LTIP units which were valued as of December 31, 2010 pursuant to the CashNetUSA 2008 LTIP Termination Amendment. See “Compensation Discussion and Analysis—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans—CashNetUSA 2008 LTIP” for additional information regarding the amendment and termination of the CashNetUSA 2008 LTIP.

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(d)	Reflects payments made in 2010 under the CashNetUSA 2007 LTIP for units that vested in 2010. See “Compensation Discussion and Analysis—Compensation Prior to 2011 Related to the CashNetUSA Long-Term Incentive Plans—CashNetUSA 2007 LTIP” for additional information regarding the awards made under the CashNetUSA 2007 LTIP.

(4)	The 2011 amounts shown include the following:

Name	Nonqualified Savings Plan Contributions by Cash America	SERP Contributions by Cash America(a)	401(k) Contributions by Cash America	Canada Retirement Savings Plan Contributions by the Company	Perquisites, Personal Benefits and Other(b)		Total
Mr. Ho	$15,550	$68,416	$6,411	$—	$6,881		$97,258
Mr. Schultz	—	25,819	6,125	—	21,531		53,475
Mr. King	6,109	19,910	6,125	—	36,028		68,172
Mr. Pedotto	4,636	25,660	6,125	—	36,206		72,627
Mr. Shteyn	—	—	—	4,509	10,368		14,877
Mr. Friedgan	—	—	—	—	566,001	(c)	566,001

(a)	Includes contributions made by Cash America in 2012 that were earned in 2011.

(b)	Consists of supplemental executive health care and insurance benefits for all of the named executive officers, an auto allowance for all of our named executive officers other than Mr. Ho and allowances for club dues and professional financial services for Mr. Schultz and Mr. King, and tax gross-up payments on the allowances for club memberships and professional financial services for Mr. Schultz and Mr. King. Except as noted below with respect to Mr. Friedgan, none of the individual amounts exceed $25,000.

(c)	Mr. Friedgan left our company on April 22, 2011, and at such time he entered into a Restrictive Covenant Agreement with Cash America and an affiliate of our company, under which he received a lump sum payment in the amount of $557,000.

(5)	Mr. Shteyn’s cash-based Performance Units and $5,538 of Mr. Shteyn’s perquisites were denominated in U.S. dollars. All other payments to Mr. Shteyn were denominated in CAD. All CAD-denominated payments made to Mr. Shteyn have been converted into U.S. dollars at a rate of $1.01174 per CAD, which is the average of the daily exchange rates for each month used to translate the 2011 results of our Canadian operations to U.S. dollars for U.S. financial reporting.

Executive compensation

Grants of Plan-based Awards for 2011

The table below provides information about the equity and non-equity awards made to our named executive officers under the Cash America LTIP and the Cash America STI plans during 2011, including the grant date and board approval date (if different from the grant date) and the threshold, target and maximum amounts, where applicable, of each named executive officer’s award.

					Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards (3)
Name	Grant Date		Board Approval Date (if different from Grant Date)	Performance Units Granted (#)	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
Timothy S. Ho	1/26/11	(4)	—	—	$—	$288,575	$577,150	—	—	—	—	—
	2/28/11	(5)	1/26/11	12,900	—	2,015,996	—	—	—	—	—	—
	1/26/11		—	—	—	—	—	125	3,110	6,219		$246,646
	1/26/11		—	—	—	—	—				9,329	$369,988
Kenneth Schultz	1/26/11	(4)	—	—	—	89,250	178,500	—	—	—	—	—
	2/28/11	(5)	1/26/11	8,900	—	1,390,881	—	—	—	—	—	—
Alex T. King	1/26/11	(4)	—	—	—	94,000	188,000	—	—	—	—	—
	2/28/11	(5)	1/26/11	12,500	—	1,953,484	—	—	—	—	—	—
Kenneth P. Pedotto	1/26/11	(4)	—	—	—	91,000	182,000	—	—	—	—	—
	2/28/11	(5)	1/26/11	7,900	—	1,234,602	—	—	—	—	—	—
Daniel Shteyn	1/26/11	(4)	—	—	—	66,400	132,799	—	—	—	—	—
	2/28/11	(5)	1/26/11	1,500	—	234,418	—	—	—	—	—	—
Mark A. Friedgan	1/26/11	(6)	—	—	—	157,500	315,000	—	—	—	—	—

(1)	A Performance-Based RSU award was made to Mr. Ho under the Cash America LTIP in 2011. As further described under “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Restricted Stock Units,” these awards include only the Performance-Based RSUs that were granted by the Cash America Compensation Committee in January 2011. From 0% to 200% of the target shares will be eligible to vest in a lump sum on January 1, 2014, subject to (i) Mr. Ho’s continued service to Cash America as an employee or member of the board of directors and (ii) Cash America achieving certain financial performance goals. If (a) a minimum earnings per share growth goal is met by Cash America, which is the threshold, 4% of the target award may be paid, (b) a targeted earnings per share growth goal is met by Cash America, which is the target, 100% of the target award may be paid, and (c) a certain growth in excess of Cash America’s targeted earnings per share is achieved, which is the maximum, 200% of the target award may be paid (which is set forth in the “Maximum” column above).

(2)	A Time-Based RSU award was made to Mr. Ho under the Cash America LTIP in 2011. As further described under “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Restricted Stock Units,” these awards include only the Time-Based RSUs granted by the Cash America Compensation Committee in January 2011. These RSUs vest in 25% increments on February 25, 2012 and each January 31 of 2013, 2014 and 2015.

(3)

The amount shown represents the grant date fair value in compliance with ASC 718 for RSU awards under the Cash America LTIP, which is based on the closing stock price of Cash America common stock on the day before the grant date. The grant date fair value of Performance-Based RSUs is based on the maximum amount of the award that could be achieved, which Cash America estimated as the most probable outcome at the time of the grant. The amounts in this column were calculated

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Executive compensation

by multiplying the number of Time-Based RSUs and the maximum number of Performance-Based RSUs available under the grant by the closing stock price of Cash America’s common stock on the day preceding the grant date, which was $39.66.

(4)	Reflects potential payouts under awards made pursuant to the Cash America 2011 STI plans. The terms and conditions of the 2011 STI awards, including the Earnings Thresholds and Earnings Targets, are further described under “—Compensation Discussion and Analysis—2011 Compensation—Short-Term Incentive Compensation.” The actual amount paid to each of the named executive officers in 2012 with respect to the 2011 STI plans is shown in footnote 2 to the Summary Compensation Table. Mr. Shteyn’s 2011 STI award was denominated in CAD and has been converted into U.S. dollars at a rate of $1.01174 per CAD, as described in footnote 5 of the Summary Compensation Table.

(5)	Reflects potential payouts for Performance Units granted during 2011. Because the values of the Performance Units are based on our yearly increase in EBITDA, threshold, target and maximum values were not specified in the Performance Unit award agreements. The target amount includes the actual amount paid to each named executive officer with respect to his vested Performance Units in 2012 related to our performance in 2011, and the amounts that could be paid to each named executive officer with respect to his Performance Units scheduled to vest on January 1, 2013 and 2014, assuming a year-over-year increase in our EBITDA for 2012 and 2013 equal to the year-over-year increase in our EBITDA for 2011. Due to our outstanding performance in 2011, these amounts are higher than the potential values estimated at the time of the grant, which were $709,000 for Mr. Ho, $489,000 for Mr. Schultz, $687,000 for Mr. King, $434,000 for Mr. Pedotto and $82,000 for Mr. Shteyn. See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for information regarding how the unit values for Performance Units that vest on January 1, 2013 and 2014 will be calculated upon vesting. The actual amount paid to each of the named executive officers in 2012 with respect to the 33 1/3% of the Performance Units that vested on January 1, 2012 is shown in footnote 2 to the Summary Compensation Table.

(6)	Mr. Friedgan left our company on April 22, 2011.

Executive compensation

Outstanding Equity Awards at 2011 Year End

The following table provides information on the named executive officers’ holdings of unvested RSUs of Cash America as of December 31, 2011. For additional information about the RSU awards, see the description of the Cash America LTIP under “Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended.” All shares refer to shares of Cash America’s common stock.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(2)
Timothy S. Ho	9,693	$451,985	6,219	$289,992
Kenneth Schultz	364	16,973	—	—
Alex T. King	391	18,232	—	—
Kenneth P. Pedotto	—	—	—	—
Daniel Shteyn	—	—	—	—
Mark A. Friedgan(4)	—	—	—	—

(1)	The awards listed in this column include the following RSUs that were unvested as of December 31, 2011:

(a)	RSUs granted on January 23, 2008 under the Cash America LTIP: Mr. Ho: 364; Mr. Schultz: 364; and Mr. King: 391. The RSUs granted on this date vest in 25% installments on each January 31, 2009, 2010, 2011 and 2012.

(b)	9,329 RSUs granted to Mr. Ho on January 26, 2011 under the Cash America LTIP. These RSUs vest in 25% installments on February 25, 2012 and each January 31, 2013, 2014 and 2015.

(2)	The market value of the unvested RSUs is based on the closing price of Cash America’s common stock as of December 30, 2011, which was $46.63.

(3)	The awards listed in this column are the Performance-Based RSUs that were granted to Mr. Ho on January 26, 2011 under the Cash America LTIP, all of which were unvested as of December 31, 2011. This is the maximum number of shares underlying RSUs that could vest on January 1, 2014 subject to Mr. Ho’s continued service to Cash America and Cash America’s achieving certain financial performance goals.

(4)	364 of Mr. Friedgan’s RSUs were unvested when he left our company on April 22, 2011 and were forfeited.

Executive compensation

Option Exercises and Stock Vested in 2011

The following table provides information on the aggregate number of shares acquired in 2011 upon the vesting of RSUs and the value realized before payment of any applicable withholding tax and broker commissions. All shares refer to shares of Cash America common stock.

	Stock Awards
Name	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting (2)
Timothy S. Ho	602	$24,080
Kenneth Schultz	602	24,080
Alex T. King	391	15,640
Kenneth P. Pedotto	—	—
Daniel Shteyn	—	—
Mark A. Friedgan	602	24,080

(1)	Reflects the number of shares acquired by Messrs. Ho, Schultz, King and Friedgan in 2011 upon the vesting of RSUs that were previously awarded under the Cash America LTIP.

(2)	Values reflect the closing price of Cash America’s common stock on the day preceding the respective vesting dates.

Nonqualified Deferred Compensation for 2011

The following table shows compensation deferred by each named executive officer under Cash America’s Nonqualified Savings Plan and SERP. Additional information about the Nonqualified Savings Plan and the SERP is included under “—Compensation Discussion and Analysis—2011 Compensation—Retirement and Other Benefits.”

Name	Plan	Executive Contributions in 2011(1)	Cash America Contributions in 2011(2)	Aggregate Earnings in 2011(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2011(4)(5)
Timothy S. Ho	Nonqualified Savings Plan	$41,928	$15,550	$1,586	$—	$84,439
	SERP	—	68,416	(2,077)	—	210,531

Kenneth Schultz	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	25,819	(3,843)	—	102,054

Alex T. King	Nonqualified Savings Plan	12,217	6,109	(426)	—	17,900
	SERP	—	19,910	(1,030)	—	55,559

Kenneth P. Pedotto	Nonqualified Savings Plan	11,061	4,609	(67)	—	20,357
	SERP	—	25,660	(1,875)	—	53,829

Daniel Shteyn	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	—	—	—	—

Mark A. Friedgan	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	—	(5,682)	126,314	—

footnotes on following page

Executive compensation

(1)	All executive contributions to the Nonqualified Savings Plan described in this column are included within amounts reported in the “Salary” and “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table for 2011.

(2)	All Cash America contributions to the Nonqualified Savings Plan and the SERP described in this column are included within the “All Other Compensation” column of the Summary Compensation Table for 2011. The contributions to the SERP specified in this column reflect the contributions that were earned in 2011 and made in February 2012.

(3)	The amounts in this column, which are not included in the Summary Compensation Table, reflect the rate of return on hypothetical investments that each named executive officer has selected for his Nonqualified Savings Plan and SERP accounts from an array of investment options that may be changed by the participant in the plan at any time and that generally mirrors the funds in Cash America’s 401(k) plan. Investments in Cash America stock are not available under the SERP or for contributions made after 2008 to the Nonqualified Savings Plan. The annual rates of return for these investments for the calendar year ended December 31, 2011, as reported by the record keeper of the plans, were as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
PIMCO Total Return Admin	3.91%	BlackRock U.S. Opportunities Institutional	(9.17)%
Oakmark Equity & Income 1	0.64	T. Rowe Price Small Cap Value	(0.60)
BlackRock Equity Dividend A	5.60	Thornburg International Value R5	(13.05)
Fidelity Spartan 500 Index Advantage	2.06	Vanguard Money Market	0.05
Harbor Capital Appreciation Adm.	0.33

(4)	Includes the 2011 SERP contributions shown under the “Registrant Contributions in 2011” column that were made in February 2012 for the named executive officers that were employed as of December 31, 2011.

(5)	The vested portions of Mr. Pedotto’s aggregate balances in the Nonqualified Savings Plan and the SERP at December 31, 2011 were $17,962 and $32,297, respectively. Messrs. Ho, Schultz and King were fully vested in their Nonqualified Savings Plan and SERP balances at December 31, 2011.

Executive compensation

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Payments Made Upon Resignation, Retirement, Termination, Death or Disability

Severance Pay Plan for Executives.    While we have been a division of Cash America, severance arrangements have been handled on a case-by-case basis, have been subject to the discretion of Cash America’s chief executive officer and the Cash America Compensation Committee and have generally followed Cash America’s Severance Pay Plan for Executives in the case of a termination of a named executive officer who is not subject to an employment agreement. Under Cash America’s Severance Pay Plan for Executives each of our named executive officers is entitled to receive severance pay or benefits if his employment is involuntarily terminated due to restructuring, job elimination or other circumstances that Cash America determines warrant the provision of severance benefits. Upon termination of employment for any of these reasons, if the executive agrees to a general release of Cash America and its affiliates related to employment claims arising from the termination and a promise to comply with confidentiality, noncompetition and/or nonsolicitation provisions, the executive generally will be entitled to severance pay equal to the number of months of base salary and payable over the period reflected in the table below:

Years of Employment	Vice President	Senior Vice President	President of a Division of Cash America
1 but less than 5	4 months	6 months	12 months
5 but less than 10	6 months	9 months	18 months
10 or more	9 months	12 months	24 months

In addition, each executive receives:

➢

Continued medical and health care benefits for the period set forth in the table above, with Cash America continuing to pay the portion of COBRA premiums that exceed the portion of health care premiums that current employees are required to pay, or Employer COBRA Premiums, and for the costs of supplemental health care benefits; and

➢	A lump sum equal to all accrued but unpaid vacation and paid time off.

Other benefits and perquisites would cease on the officer’s termination date.

Regardless of whether a named executive officer’s employment terminates due to retirement, resignation, involuntary termination, death or disability, he is entitled to receive amounts earned during his term of employment. Such amounts include: unpaid non-equity incentive compensation earned during the previous year under the STI plan, provided that the officer was an employee at the end of that year; vested grants under the Cash America LTIP or any previous incentive plan; and vested contributions and earnings under Cash America’s 401(k) plan, Nonqualified Savings Plan and SERP. In addition, if the named executive officer dies, his estate would receive payments under the group life insurance plan.

Each named executive officer would forfeit any unvested RSUs granted under the Cash America LTIP upon his resignation, retirement or any termination, including by reason of his disability or death. The RSU grant agreement also provides that it will not terminate if the recipient becomes a member of the Cash America board of directors on or before the time the agreement would otherwise terminate. Under the Cash America LTIP the Cash America Compensation Committee has the discretion to amend an award agreement, including potentially upon the departure or termination of a named executive officer so as to allow for vesting of unvested RSUs, unless such amendment would (a) adversely affect the rights of the holder of such award without such holder’s consent, (b) cause the award to cease to qualify, if applicable, for an exemption under Code Section 162(m) or (c) cause the recipient to become subject to tax under Code Section 409A(a)(1).

Executive compensation

In all cases Cash America has complete discretionary authority to award greater or lesser amounts of severance pay and benefits.

Payments made Upon a Change-in-Control

Cash America’s Executive Change-In-Control Severance Agreements for Cash America’s named executive officers other than its chief executive officer, including Mr. Ho, specify the payments that Cash America’s named executive officers are to receive if they are terminated in connection with or during a specified period following a change-in-control.

Executive Change-in-Control Severance Agreements.    Cash America’s Executive Change-in-Control Severance Agreements with Mr. Ho and each of Cash America’s other named executive officers except its chief executive officer provide that if, within 24 months after a “change-in-control” of Cash America, Cash America terminates the executive without cause or if the executive voluntarily terminates his employment with good reason (including a reduction in his duties or compensation or relocation of place of employment), then the executive will be entitled to:

➢	earned and unpaid salary;

➢	a pro-rated portion of the target annual bonus under the existing bonus plan based on the number of months employed during the year;

➢	a lump sum equal to all accrued but unpaid vacation and paid time off;

➢	a lump sum equal to two times the executive’s annual salary;

➢	a lump sum equal to two times the greater of (i) the target bonus for the year, or (ii) the actual bonus for the preceding year;

➢	immediate vesting of any outstanding unvested cash-based and equity-based long-term incentive awards;

➢

continued medical and health care benefits for 24 months, consisting of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly supplemental executive health care premium, paid in a lump sum;

➢	executive placement services from an executive search/placement firm of up to $50,000; and

➢

prior to the amendment and restatement of the Executive Change-in-Control Severance Agreements on January 25, 2012, an amount sufficient to cover the costs of any excise tax that may be triggered by the payments described above, plus an amount sufficient to cover additional state and federal income, excise and employment taxes that may arise on this additional payment. This provision was deleted from Cash America’s Change-in-Control Severance Agreements effective on January 25, 2012.

Certain payments under Cash America’s Executive Change-in-Control Severance Agreements will be delayed for six months if required by Code Section 409A of the Internal Revenue Code.

Prior to their amendment and restatement on January 25, 2012, Cash America’s Executive Change-in-Control Severance Agreements provided that a change-in-control is deemed to occur:

➢

if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 30% of the total voting power;

Executive compensation

➢	if, during any 12-month period, a majority of the directors at the beginning of such period are replaced, other than in specific circumstances; or

➢

if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 80% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

Effective on January 25, 2012, Cash America’s Change-in-Control Severance Agreements were amended so that a change-in-control is deemed to occur only as described below under “Accelerated Vesting of Awards under the Long-Term Incentive Plans.”

Accelerated Vesting of Awards under the Long-Term Incentive Plans.    The agreements relating to the RSUs granted under the Cash America LTIP provide that the vesting and payment of RSUs would be accelerated if there is a change-in-control. In addition, the agreements related to the Performance Units provide that vesting of Performance Units that are scheduled to vest within twelve months of the change-in-control would be accelerated if there is a change-in-control. The RSU awards and Performance Unit awards granted under the Cash America LTIP each provide that a change-in-control is deemed to occur:

➢

if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 35% of the total voting power;

➢	if, during any 12-month period, a majority of the directors at the beginning of such period are replaced, other than in specific circumstances; or

➢

if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 50% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

Accelerated Vesting under the Supplemental Executive Retirement Plan and the Nonqualified Savings Plan.    The Cash America SERP provides that the vesting under the SERP would be accelerated if there is a change-in-control or if the executive’s employment is terminated as a result of his job being abolished. The Cash America Nonqualified Savings Plan provides that the vesting of the unvested portion of Cash America’s matching amounts contributed to a named executive officer’s Nonqualified Savings Plan account would accelerate in the event of a change-in-control or if the executive’s employment is terminated as a result of death or disability or of his job being abolished. Cash America’s SERP and Nonqualified Savings Plan both provide that a change-in-control is deemed to occur:

➢

if, without approval by the Cash America board of directors, any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes 50% or more of the total voting power of the stock of Cash America;

➢	if, during any 24-month period, a majority of Cash America’s directors at the beginning of such period are replaced, other than in certain specific circumstances; or

➢	if Cash America, in one transaction or a series of related transactions, sells more than 50% of its assets.

➢

if, without approval by the board of directors of the affiliate that is the executive’s employer, any person or group acquires ownership of shares of the voting securities of the affiliate that, together with all other securities of the affiliate held by that person or group, constitutes 50% or more of the total voting power of the affiliate;

Executive compensation

➢	if, during any 24-month period, a majority of the directors of the affiliate at the beginning of such period are replaced, other than in certain specific circumstances; or

➢	if the affiliate, in one transaction or a series of related transactions, sells more than 50% of its assets.

Distribution of Nonqualified Deferred Compensation

Our named executive officers are entitled to receive the vested amounts in their Cash America Nonqualified Savings Plan and SERP accounts if their employment with us and with Cash America terminates. The last column in the Nonqualified Deferred Compensation Table reports each named executive officer’s aggregate balance at December 31, 2011 under each plan. All of our named executive officers except for Mr. Pedotto were fully vested in their Nonqualified Savings Plan and SERP balances at December 31, 2011. Mr. Pedotto’s vested balances in these accounts are shown in footnote 5 of the Nonqualified Deferred Compensation Table. The account balances continue to be credited with increases or decreases reflecting changes in the value of the investments against which the account balances are calculated, and to accrue interest income or dividend payments, as applicable, between the termination event and the date distributions are made. Therefore, amounts that the named executive officer would actually receive would differ from those shown in the Nonqualified Deferred Compensation Table or, in Mr. Pedotto’s case, in footnote 5 to the Deferred Compensation Table.

Potential Payments

The following tables and disclosures show potential payments to our named executive officers under Cash America’s existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment, assuming a December 31, 2011 termination date and, where applicable, using the closing price of Cash America’s common stock of $46.63 (as reported on the NYSE as of December 30, 2011), and assuming that the named executive officers had met requirements under Cash America’s incentive compensation plans that the executive be employed as of year-end to receive benefits relating to the year. As of December 31, 2011, each executive had received all of the base salary earned during 2011, and no portion of the base salary was unpaid at that date.

Timothy S. Ho

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause/ Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$622,500	(1)	$1,740,958	(2)
Short-term incentive compensation	521,028	(3)	521,028	(3)	288,575	(4)
Accelerated vesting of Cash America LTIP RSU awards	—		—		741,977	(5)
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		672,005	(6)
Continued health benefits	—		15,986	(7)	21,315	(8)
Accrued & unused paid time off	33,519	(9)	33,519	(9)	33,519	(9)
Outplacement benefits	—		—		50,000
Tax gross-ups	—		—		928,133	(10)

Total	$554,547		$1,193,033		$4,476,482

footnotes on following page

Executive compensation

(1)	Includes 18 months base salary payable over an 18-month period following termination.

(2)	This amount is (a) two times Mr. Ho’s base salary as of December 31, 2011 and (b) two times the actual award paid under the 2010 STI plan, paid as a lump sum.

(3)	This amount is the actual STI award paid to Mr. Ho pursuant to the 2011 STI plan.

(4)	This amount is the target award under the 2011 STI plan to be paid under Mr. Ho’s Executive Change-in-Control Severance Agreement with Cash America.

(5)	Includes the maximum number of all unvested Performance-Based RSUs.

(6)	This is the value as of December 31, 2011 of 4,300 Performance Units granted to Mr. Ho under the Cash America LTIP during 2011 and scheduled to vest within twelve calendar months following December 31, 2011. See “Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(7)	Consists of Employer COBRA Premiums to be paid over an 18-month period and supplemental executive health care benefits to be paid over an 18-month period.

(8)	Consists of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly supplemental executive health care premium, paid in a lump sum.

(9)	Calculated based on Mr. Ho’s salary at December 31, 2011. Assumes none of Mr. Ho’s 168 hours of accrued paid time off available for the 2011 year had been used.

(10)	Assumes that excise taxes would be payable under IRS rules for such payments because the present value of all payments resulting from a change-in-control would exceed three times the annualized compensation for 2006 through 2010, the five calendar years preceding the year of the change-in-control. Effective January 25, 2012, Mr. Ho’s Executive Change in Control Severance Agreement with Cash America was amended and restated to remove the provision that would have allowed for a gross-up payment for excise taxes as a result of termination due to a change-in-control of Cash America. Thus, Mr. Ho would no longer be entitled to this tax gross-up amount upon a change-in-control of Cash America.

Executive compensation

Kenneth Schultz

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in- Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$191,250	(1)	$191,250	(1)	$—
Short-term incentive compensation	161,143	(2)	161,143	(2)	161,143	(2)	161,143	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		16,973		16,973
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		463,684	(3)	463,684	(3)
Continued health benefits	—		7,993	(4)	7,993	(4)	—
Accrued & unused paid time off	20,596	(5)	20,596	(5)	20,596	(5)	20,596	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$181,739		$380,982		$861,639		$662,396

(1)	Includes nine months base salary payable over a nine-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Schultz pursuant to the 2011 STI plan.

(3)	This is the value as of December 31, 2011 of 2,967 Performance Units granted to Mr. Schultz under the Cash America LTIP during 2011 and scheduled to vest within twelve calendar months following December 31, 2011. See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(4)	Consists of Employer COBRA Premiums to be paid over a nine-month period and supplemental executive health care benefits to be paid over a nine-month period.

(5)	Calculated based on Mr. Schultz’s salary at December 31, 2011. Assumes none of Mr. Schultz’s 168 hours of accrued paid time off available for the 2011 year had been used.

Executive compensation

Alex T. King

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in- Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$225,000	(1)	$225,000	(1)	$—
Short-term incentive compensation	169,719	(2)	169,719	(2)	169,719	(2)	169,719	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		18,232		18,232
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		651,220	(3)	651,220	(3)
Continued health benefits	—		24,307	(4)	24,307	(4)	—
Accrued & unused paid time off	24,231	(5)	24,231	(5)	24,231	(5)	24,231	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$193,950		$443,257		$1,112,709		$863,402

(1)	Includes nine months base salary payable over a nine-month period following termination.

(2)	This amount is the actual STI award paid to Mr. King pursuant to the 2011 STI plan.

(3)	This is the value as of December 31, 2011 of 4,167 Performance Units granted to Mr. King under the Cash America LTIP during 2011 and scheduled to vest within twelve calendar months following December 31, 2011. See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(4)	Consists of Employer COBRA Premiums to be paid over a nine-month period and supplemental executive health care benefits to be paid over a nine-month period.

(5)	Calculated based on Mr. King’s salary at December 31, 2011. Assumes none of Mr. King’s 168 hours of accrued paid time off available for the 2011 year had been used.

Executive compensation

Kenneth P. Pedotto

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in- Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$130,000	(1)	$130,000	(1)	$—
Short-term incentive compensation	59,284	(2)	59,284	(2)	59,284	(2)	59,284	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		411,486	(3)	411,486	(3)
Continued health benefits	—		16,203	(4)	16,203	(4)	—
Accrued & unused paid time off	21,000	(5)	21,000	(5)	21,000	(5)	21,000	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—
Accelerated vesting of Nonqualified Savings Plan balance	2,395	(6)	—		2,395	(6)	2,395	(6)
Accelerated vesting of SERP balance	—		—		21,532	(7)	21,532	(7)

Total	$82,679	(8)	$226,487		$661,900		$515,697

(1)	Includes six months base salary payable over a six-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Pedotto pursuant to the 2011 STI plan.

(3)	This is the value as of December 31, 2011 of 2,633 Performance Units granted to Mr. Pedotto under the Cash America LTIP during 2011 and scheduled to vest within twelve calendar months following December 31, 2011. See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(4)	Consists of Employer COBRA Premiums to be paid over a six-month period and supplemental executive health care benefits to be paid over a six-month period.

(5)	Calculated based on Mr. Pedotto’s salary at December 31, 2011. Assumes none of Mr. Pedotto’s 168 hours of accrued paid time off available for the 2011 year had been used.

(6)	Represents the unvested portion of Mr. Pedotto’s Nonqualified Savings Plan balance at December 31, 2011.

(7)	Represents the unvested portion of Mr. Pedotto’s SERP balance at December 31, 2011.

(8)	Amount shown in this column for “Accelerated Vesting of Nonqualified Savings Plan balance” would be payable only if the termination is due to death or disability and would not be payable if the termination is due to retirement or resignation. If this amount is not payable, the total would be $80,284.

Executive compensation

Daniel Shteyn

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in- Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance (6)	$—		$84,312	(1)	$84,312	(1)	$—
Short-term incentive compensation (6)	119,975	(2)	119,975	(2)	119,975	(2)	119,975	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		78,140	(3)	78,140	(3)
Continued health benefits (6)	—		1,592	(4)	1,592	(4)	—
Accrued & unused paid time off (6)	20,429	(5)	20,429	(5)	20,429	(5)	20,429	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$140,404		$226,308		$304,448		$218,544

(1)	Includes four months base salary payable over a four-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Shteyn pursuant to the 2011 STI plan.

(3)	This is the value as of December 31, 2011 of 500 Performance Units granted to Mr. Shteyn under the Cash America LTIP during 2011 and scheduled to vest within twelve calendar months following December 31, 2011. See “—Compensation Discussion and Analysis—2011 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended—Performance Units” for additional information.

(4)	Consists of supplemental health care benefits to be paid over a four-month period.

(5)	Calculated based on Mr. Shteyn’s salary at December 31, 2011. Assumes none of Mr. Shteyn’s 168 hours of accrued paid time off available for the 2011 year had been used.

(6)	These amounts are denominated in CAD and have been converted into U.S. dollars at a rate of $1.01174 per CAD, as described in footnote 5 of the Summary Compensation Table.

Principal stockholders

The following table provides information concerning beneficial ownership of our capital stock as of April 9, 2012 by:

➢	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

➢	each of our executive officers;

➢	each of our directors; and

➢	all of our directors and executive officers as a group.

Prior to the completion of this offering, we may appoint additional persons to serve as our executive officers upon completion of this offering.

The following table lists the applicable percentage beneficial ownership based on 33,000,000 shares of common stock outstanding as of April 9, 2012. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to the securities held.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Enova International, Inc., 200 West Jackson Blvd., Chicago, Illinois 60606.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering(1)
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Cash America International, Inc.(2)	33,000,000	100.0%			%
Directors and Executive Officers:
Daniel R. Feehan	—	—	—	—
Timothy S. Ho	—	—	—	—
Alex T. King	—	—	—	—
Kenneth P. Pedotto	—	—	—	—
Kenneth Schultz	—	—	—	—
Ozgul Baysar	—	—	—	—
Robert S. Clifton	—	—	—	—
Fred Lee	—	—	—	—
Arad Levertov	—	—	—	—
Daniel Shteyn	—	—	—	—
Lisa M. Young	—	—	—	—
Albert Goldstein	—	—	—	—
Roy A. Guthrie	—	—	—	—
Dean W. Hatton	—	—	—	—
James G. Kelly	—	—	—	—
Thomas A. Bessant, Jr.	—	—	—	—
J. Curtis Linscott	—	—	—	—
David J. Clay	—	—	—	—

All directors and executive officers as a group (18 persons)	—	—%	—	—%

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(2)	The address for Cash America International, Inc. is 1600 West 7th Street, Fort Worth, Texas 76102.

Our relationship with Cash America

GENERAL

Prior to this offering, we were operated as a wholly-owned subsidiary of Cash America. Immediately following this offering, Cash America will continue to own of record and beneficially     % of our common stock, or              shares. If the underwriters exercise their over-allotment option in full, immediately following this offering, Cash America will own of record and beneficially     % of our common stock, or              shares of our common stock.

HISTORICAL RELATIONSHIP WITH CASH AMERICA

Corporate Services

We are a wholly-owned subsidiary of Cash America. Cash America has historically provided corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services to us for which we will be responsible for after the completion of this offering. Expenses allocated to us by Cash America relating to these services were $18.0 million, $14.3 million and $10.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Revolving Credit Agreement With Cash America

As a wholly-owned subsidiary of Cash America, we have historically funded our strategic and operating capital needs through a combination of cash flows from operating activities and affiliate advances from Cash America. As of December 31, 2011, we owed Cash America approximately $410.8 million on account of affiliate notes payable, including a $75.0 million dividend paid to Cash America in the form of a promissory note dated September 6, 2011.

Prior to this offering, we will enter into a new credit agreement with Cash America to refinance and replace our outstanding affiliate notes payable and to fund our operating needs. Borrowings under the credit agreement will be unsecured and will be evidenced by a promissory note payable to Cash America bearing interest at a per annum rate of interest equal to the prevailing LIBOR rate per annum (based upon a one-month interest period) plus 4.5% or, if LIBOR quotations are unavailable, equal to the prevailing alternate base rate per annum (generally defined as the greater of the prime rate, the federal funds effective rate plus 0.50% or LIBOR for a one-month interest period plus 1.00%) plus 2.00%. Under the terms of the credit agreement, interest accruing on borrowings made under the revolving line of credit will be payable to Cash America on a monthly basis. Our credit agreement with Cash America will require us to make a payment to Cash America in an amount equal to the net proceeds we derive from our sale of common stock in this offering to reduce the outstanding balance of the intercompany indebtedness due to Cash America under the credit agreement, as described under the caption entitled “Use of proceeds.” Following completion of this offering and subject to the terms and conditions set forth in our credit agreement with Cash America, we will be permitted to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. Our credit agreement will require that we apply the net proceeds received by us from each public offering of our common stock to reduce the outstanding balance of our loans under the credit agreement, and, except in the case of this offering, our maximum available borrowings under the credit agreement will be reduced by the amount of each such payment. The borrowings under the credit agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the

Our relationship with Cash America

total voting power of the outstanding shares generally entitled to elect our directors, at which time all principal and accrued and unpaid interest becomes due and payable to Cash America.

Our credit agreement with Cash America will replace our indebtedness due to Cash America represented by three note agreements, one of which had an outstanding principal balance of $299.9 million, $235.3 million and $229.7 million at December 31, 2011, December 31, 2010 and December 31, 2009, respectively, bearing interest at Cash America’s weighted average cost of borrowed funds, as adjusted monthly and which was 4.91%, 4.53% and 4.47% at December 31, 2011, December 31, 2010 and December 31, 2009, respectively, and has a maturity date of June 30, 2018. Borrowings under this first affiliate note agreement were used to fund an acquisition of $255.2 million and our working capital requirements. The second affiliate note agreement had an outstanding principal balance of $35.9 million, $35.0 million and $26.1 million at December 31, 2011, December 31, 2010 and December 31, 2009, respectively, bearing interest at a rate of 12% annually, and has a maturity date of August 1, 2017. Borrowings under this note agreement were used to fund an acquisition of $24.9 million and our working capital requirements. The third note agreement was entered into on September 6, 2011, and had an outstanding principal balance of $75.0 million at December 31, 2011, bearing interest at Cash America’s weighted average cost of borrowed funds, which was 4.91% at December 31, 2011, and has a maturity date of September 1, 2017.

After completion of this offering, we will continue to rely on Cash America to fund our business with borrowings under our credit agreement.

Under the terms of our credit agreement with Cash America, we expect to agree to various customary covenants and restrictions that could, among other things, restrict our ability to:

➢	incur additional debt, subject to certain exceptions, such as intercompany indebtedness due to Cash America;

➢	incur or permit certain liens to exist;

➢	make certain investments;

➢	merge or consolidate with, or convey, transfer, lease or dispose of all or part of our assets or equity interests to another company;

➢	make certain dispositions;

➢	make certain payments, including dividend, debt or other payments;

➢	engage in certain transactions with affiliates; and

➢	change the nature of our business.

The covenants and restrictions contained in our credit agreement could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under our credit agreement, entitling Cash America to accelerate the maturity of the outstanding obligations owed by us under the credit agreement.

The terms of our credit agreement with Cash America will provide that the borrowings owing by us under the credit agreement will mature and be due and payable to Cash America upon the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect our directors. As such, we will be exposed to the risk that Cash America sells or otherwise divests itself of shares of our common stock such that it ceases to beneficially own 50% or more of the total voting power of our shares, in which case all borrowings under our credit agreement with Cash America

Our relationship with Cash America

will immediately come due. In such circumstance, our inability to establish an alternative credit facility at such time could have a material adverse effect on our business, financial condition and results of operations.

The terms of our credit agreement with Cash America have been negotiated by us in the context of our relationship as a wholly-owned subsidiary of Cash America. Terms of our credit agreement may be more or less favorable than terms we might have obtained in arm’s-length negotiations with an unaffiliated third-party lender for similar financing.

The foregoing description of our credit agreement with Cash America is a summary and is qualified by reference to the terms of the credit agreement, which is or will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of our credit agreement.

Our Guarantees of Cash America Indebtedness

We and our domestic subsidiaries participate jointly and severally with all domestic subsidiaries of Cash America and guarantee debt of Cash America of $430.2 million, $352.5 million and $327.7 million at December 31, 2011, 2010 and 2009, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees, therefore, no liability has been reflected on the accompanying consolidated balance sheets. We will not be released from our obligations under such guarantees following completion of this offering. In addition, there is nothing which will require Cash America or the lenders under Cash America’s credit agreement and certain term debt agreements to release us from our guarantee of Cash America’s indebtedness if, or when, Cash America ceases to beneficially own shares of our common stock representing 50% or more of the total voting power of the outstanding shares, and there are no assurances that we will be released from our guarantee obligations.

Cash America’s Guarantees of our Obligations

Cash America has guaranteed our performance of various agreements that we are a party to, including guaranteeing our obligations to third-party lenders under our CSO programs, totaling $42.8 million as of December 31, 2011, and our obligations under the leases covering our leased premises for which we are liable for monthly rents of approximately $226,000 through the remaining terms of these leases.

Our Purchase of Investment From Cash America

On December 22, 2011, we purchased preferred stock representing a minority interest in BillFloat, Inc., a Delaware corporation, from Cash America. The purchase price of $5.0 million was paid to Cash America through borrowings under an affiliate note payable. The purchase price was not determined in an arm’s length transaction and no independent valuation was made. Rather, the purchase price represents the amount Cash America paid to originally purchase the minority interest in BillFloat, Inc. on March 31, 2011. Cash America sold us the minority interest in BillFloat, Inc., in part, to more effectively align this asset with the assets held by its short-term consumer loan subsidiaries. BillFloat, Inc. is engaged in the business of extending credit to customers by paying a customer’s bill directly to the biller or service provider and then collecting the bill payment amount and fees by debiting the customer’s bank account, typically within 30 days after the customer’s bill is paid by BillFloat, Inc.

Our relationship with Cash America

CASH AMERICA AS A CONTINUING STOCKHOLDER

After the completion of this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). As long as Cash America owns a majority of our shares of common stock, Cash America will be able to control any corporate action that requires a stockholder vote irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Cash America will have the ability to control significant corporate activities, including:

➢

the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

➢	any determinations with respect to acquisitions of businesses, mergers, or other business combinations;

➢	our acquisition or disposition of assets;

➢	our capital structure;

➢	changes to our credit agreement with Cash America or our other agreements relating to our separation from Cash America;

➢	our payment or non-payment of dividends on our common stock; and

➢	determinations with respect to our tax returns.

In addition, Cash America’s controlling interest may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price.

Cash America’s interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Cash America takes with respect to us may not be favorable to us or our other stockholders.

Cash America has informed us that it desires to establish a public market for our common stock and, by doing so, establish a market value for our business that is independent from the market value of Cash America’s common stock, and gives us the ability to focus singularly on our business strategies while Cash America focuses on its strategy of expanding its storefront business and products in the United States and Latin America.

At any time following the completion of this offering and the expiration or waiver of the applicable lock-up period described under the section entitled “Underwriting,” Cash America has the right to sell a controlling interest in us to a third party without your approval and without providing for a purchase of your shares. In addition, after the expiration or waiver of the applicable lock-up period described under the section entitled “Underwriting,” Cash America has the right to divest all or part of the remaining shares of our common stock that it owns to its shareholders. Under a registration rights agreement to be entered into in connection with our entering into the other separation agreements with Cash America prior to completion of this offering, Cash America has the right to cause us to register its shares of common stock under the Securities Act.

Cash America has informed us that its objective is to own at least 80% of our outstanding common stock immediately following the completion of this offering (including after giving effect to the potential exercise in full by the underwriters of their over-allotment option). However, Cash America has also informed us that its objective is to eventually own between 35% and 49% of our outstanding shares of common stock to permit it to account for its investment in us using the equity method of accounting and to discontinue consolidating our results of operations with its consolidated results of operations. There is no assurance that Cash America will effect any sale of shares of our common stock that it owns, and if Cash America elects not to sell, it could remain our controlling stockholder for an extended or indefinite period of time.

Our relationship with Cash America

Even if Cash America’s ownership of our common stock is reduced to less than a majority of our outstanding shares of our common stock, so long as Cash America retains a significant portion of the voting power of our common stock, Cash America will have the ability to substantially influence the composition of our board of directors and our significant corporate activities.

The President and Chief Executive Officer of Cash America, Daniel R. Feehan, is the Executive Chairman of our Board of Directors and will remain in that position following completion of the offering. Furthermore, Thomas A. Bessant, Jr., J. Curtis Linscott and David J. Clay will serve as members of our board of directors and each of them is currently a senior officer of Cash America. Further, Albert Goldstein serves as a member of our board of directors and he is currently a director of Cash America.

AGREEMENTS BETWEEN US AND CASH AMERICA

This section provides a summary description of agreements between Cash America and us relating to this offering and our relationship with Cash America after this offering. This description of the agreements is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Cash America immediately prior to the completion of this offering; accordingly, we will enter into these agreements with Cash America in the context of our relationship as a wholly-owned subsidiary of Cash America. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Separation Agreement

We will enter into a separation agreement with Cash America immediately prior to the completion of this offering. The separation agreement will contain the key provisions related to our relationship with Cash America when we will no longer be a wholly-owned subsidiary of Cash America. When used in this section, “separation date” and “the separation” refer to the date which we and Cash America sign the separation agreement.

Conditions to offering.    The separation agreement will provide that this offering will be subject to the satisfaction or waiver of certain conditions. Cash America may decide not to complete this offering in its sole discretion at any time.

Claims.    Generally, we will assume liability for all pending, threatened, and unasserted legal matters related to our business or our assumed or retained liabilities, and Cash America will retain liability for all pending, threatened, and unasserted legal matters related to its business following the separation or its assumed or retained liabilities.

Releases.    Except as otherwise provided in the separation agreement, each of Cash America and us will release and discharge the other and their respective officers, directors, employees, agents, contractors, successors and assigns from all liabilities existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions existing or alleged to have existed on or before the completion of this offering from Cash America. The releases will not extend to obligations or liabilities under any agreements between Cash America and us that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the registration rights agreement, the tax sharing agreement, the employee matters agreement, the credit underwriting services agreement and the marketing and customer referral agreement.

Our relationship with Cash America

Indemnification.    In addition, the separation agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cash America’s business following the separation with Cash America. Specifically, each party will indemnify, defend, and hold harmless the other party, its affiliates, and officers, directors, employees, agents, contractors, successors, and assigns for any losses relating to, arising out of or resulting from:

➢	the liabilities each such party assumed pursuant to the separation agreement and the other separation agreements;

➢	the operation of such party’s business;

➢	any breach by such party of the separation agreement or the other separation agreements.

We will indemnify, defend and hold harmless Cash America for any losses arising out of or otherwise in connection with our failure to perform or our breach of any term of any contract, lease or other instrument made by us that Cash America has guaranteed our performance, including Cash America’s guarantee of our obligations to third-party lenders under our CSO programs, totaling $42.8 million as of December 31, 2011, and our obligations under the leases covering our leased premises for which we are liable for payment of monthly rents of approximately $226,000 through the remaining term of such leases, and all other guarantees of our obligations made by Cash America for our benefit prior to the completion of this offering.

We will indemnify, defend, and hold harmless Cash America, its affiliates, and officers, directors, employees, agents, contractors, successors, and assigns for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Insurance.    The separation agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the effective date of the separation agreement and will set forth procedures for the administration of insured claims and the allocation of proceeds. In addition, the separation agreement will provide that upon completion of the offering, Cash America, with our assistance, will be responsible for our insurance program. Cash America, with our assistance, will be responsible for premiums, deductibles, retentions, claims handling and other charges owed under the insurance policies with respect to the coverage provided for us. The separation agreement will also provide that each party will obtain, subject to the terms of the agreement, certain directors and officers insurance policies for acts and omissions occurring on or after the effective date of the registration statement of which this prospectus is a part.

Financial reporting.    We have agreed that, for so long as Cash America beneficially owns 10% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in an election of directors, we will:

➢	maintain the same fiscal year as Cash America;

➢	deliver monthly financial reports to Cash America;

Our relationship with Cash America

➢

provide to Cash America summarized information required in Rule 1-02(bb) of Regulation S-X of the Exchange Act no later than the 10th business day following the end of each quarter and final balance sheets, statements of operations, statements of cash flows and statements of stockholders’ equity no later than the 12th business day following the end of each quarter;

➢	provide audited financial statements five business days before the date when Cash America has indicated it intends to file its annual report on Form 10-K; and

➢

cooperate, and use our reasonable best efforts to cause our auditors to cooperate, to the extent reasonably requested by Cash America, in connection with the preparation of Cash America’s financial statements and other information provided to the public, the SEC, or any securities exchange by Cash America; and

➢	unless otherwise required by law, to the extent requested by Cash America, use auditors reasonably satisfactory to Cash America.

In addition, we have agreed that, for so long as Cash America beneficially owns 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in an election of directors, we will:

➢	remain on common financial systems and deliver monthly financial reports to Cash America;

➢	provide quarterly financial statements five business days prior to the date when Cash America has indicated it intends to file its Form 10-Q; and

➢	provide annual financial statements five business days prior to the date when Cash America has indicated it intends to file its Form 10-K.

Contractual restrictions.    So long as Cash America owns 10% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not:

➢

without the prior written consent of Cash America, take any action limiting the rights of Cash America as our stockholder (including limiting its rights to transfer shares of our stock that it owns) or limit the rights of any transferee of Cash America. Without Cash America’s consent, we will not take any action or recommend to our stockholders any action, which would limit the legal rights of, or deny any benefit to, Cash America as our stockholder solely as a result of the amount of our voting stock it owns or in a manner not applicable to the holders of our voting stock generally; or

➢

take any action, or fail to take any action, that reasonably could result in Cash America being in breach of or default under a contract to which Cash America is a party and of which Cash America has notified us, except to the extent that certain actions or inactions of Cash America’s affiliates may result in Cash America being in breach of or in default under such a contract.

For two years after the completion of this offering, neither we nor Cash America will be permitted to solicit each other’s active employees for employment without the other’s consent.

Expenses.    The separation agreement will provide that we will be responsible for all costs incurred in connection with this offering. In connection with this offering, Cash America has provided corporate services such as finance, legal, accounting, tax, human resources and other services to us. In addition, Cash America has incurred third-party costs attributable to this offering on our behalf. All such third-party costs will be billed to us and will be netted against the proceeds to be received by us upon consummation of this offering. As of                     , 2012, Cash America had incurred approximately $             million of services and $             million of third-party costs related to this offering, which third-party costs are included in the estimated expenses of this offering.

Our relationship with Cash America

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with Cash America, pursuant to which Cash America will agree to provide to us, on a transitional basis, certain administrative services, including, among other things, procurement, risk management, public and government relations, investor relations, internal audit, treasury, payroll, legal, compliance and licensing, accounting, tax, human resources, compensation and benefits and certain information systems support generally consistent with the services provided by Cash America to us before the separation. The charges for the transition services generally are intended to allow Cash America to fully recover the costs directly associated with providing the services to us, plus all out-of-pocket costs and expenses, with nominal profit. The charges for the transition services generally will be approximately              per month plus reimbursement of Cash America’s out of pocket expenses and we will reimburse Cash America for our allocable share of the costs of products and services procured by Cash America on our behalf. We have been preparing for the transition of the services to be provided by Cash America, or third-party providers on behalf of Cash America, to us under the transition services agreement. The transition services agreement will have a one-year term with automatic one-year renewal provisions until terminated by the parties in accordance with its terms unless an event occurs permitting Cash America to deconsolidate our results of operations with its consolidated results of operations, in which case the agreement will have a six-month term following the event with one additional six-month renewal provision at our option.

Subject to certain exceptions, Cash America’s liability for providing services under the transition services agreement will generally be limited to the aggregate amount (excluding any third-party costs and expenses included in such amount) actually paid to Cash America by us pursuant to the transition services agreement. The transition services agreement also will provide that Cash America shall not be liable to us for any consequential, special, indirect, incidental, punitive, or exemplary damages.

Registration Rights Agreement

We will enter into a registration rights agreement with Cash America to provide it with certain registration rights relating to the shares of our common stock that it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Cash America or its permitted transferees.

Shares covered.    The registration rights agreement will cover all shares of our common stock that are held by Cash America from time to time, or by a permitted transferee.

Mandatory registration rights.    We may be required to file and use our best efforts to effect the registration of shares of our common stock pursuant to a registration statement under certain circumstances in one or more separate public offerings or from time to time no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Unless Cash America otherwise consents, we will not grant any demand registration rights to register shares of our common stock that are senior to or on parity with the rights granted to Cash America under the registration rights agreement.

Piggyback registration rights.    If we at any time propose to file on our behalf or on behalf of any of our other stockholders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.

Our relationship with Cash America

Registration expenses.    We will be responsible for the registration expenses incident to our performance of or compliance with the registration rights agreement, excluding brokers’ and underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or distribution of shares of our common stock by Cash America and the fees, costs and disbursements of any counsel to Cash America.

Indemnification.    The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Cash America and its affiliates and representatives and any underwriters and, in limited situations, will obligate Cash America to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Termination.    The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until such time as no registrable shares are outstanding after their original issuance. Shares of common stock subject to the registration rights agreement will no longer be registrable shares upon the earliest of (a) the date on which they have been sold pursuant to an effective registration statement or are eligible for sale pursuant to Rule 144 (or any successor provision) under the Securities Act without restriction pursuant to such rule on the volume of securities that may be sold in any single transaction, or (b) the date on which they are sold to us or our subsidiaries.

Tax Sharing Agreement

In connection with this offering, we will enter into a tax sharing agreement with Cash America. The tax sharing agreement will govern the respective rights, responsibilities, and obligations of Cash America and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. The tax sharing agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding any such termination, the tax sharing agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which the agreement was in effect.

In general, under the tax sharing agreement:

➢	we and Cash America will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

➢

with respect to any period (or portion thereof) ending on or prior to an event pursuant to which we cease to be a member of the “affiliate group” of which Cash America is the common parent, referred to as the deconsolidation event, Cash America will pay any U.S. federal income taxes of the affiliated group and, if we (including any of our subsidiaries) are included in that affiliated group, we will pay Cash America an amount equal to the amount of U.S. federal income tax we would have paid had we filed a separate consolidated U.S. federal income tax return for any such period (or portion thereof), subject to certain adjustments. With respect to any period (or portion thereof) beginning after the deconsolidation event, we will be responsible for any U.S. federal income taxes of us or our subsidiaries;

➢

with respect to any period (or portion thereof) ending prior to the deconsolidation event, Cash America will pay any U.S. state or local income taxes that are determined on a consolidated, combined, or unitary basis and, if we (including any of our subsidiaries) are included in such determination, we will pay Cash America an amount equal to the amount of tax we would have paid had we filed a separate state or local return, as the case may be, for any such period (or portion thereof), subject to certain adjustments;

Our relationship with Cash America

➢	with respect to any period (or portion thereof) beginning after the deconsolidation event, we will be responsible for any U.S. state or local income taxes of us or our subsidiaries;

➢

Cash America will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Cash America and/or its subsidiaries (excluding us and our subsidiaries);

➢

we will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only us and/or our subsidiaries; any taxes that are properly allocated to us and/or our subsidiaries; certain transfer taxes; and any breach by us of applicable covenants in the tax sharing agreement; and

➢

the tax sharing agreement will also assign responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations, or similar proceedings.

Employee Matters Agreement

In connection with this offering, we will enter into an employee matters agreement with Cash America to allocate liabilities and responsibilities relating to Cash America’s and our current and former employees and their participation in certain benefit plans. Generally, the employee matters agreement will provide that (a) we will retain or assume all liabilities and responsibilities relating to all persons with respect to their employment by us or our wholly-owned subsidiaries and (b) Cash America will retain or assume all liabilities and responsibilities relating to persons with respect to their employment by Cash America or any of its subsidiaries (other than us and our wholly-owned subsidiaries). Except as otherwise provided by the agreement, neither we nor Cash America will be under any obligation to adopt or maintain any specific plans or benefits.

As of the date of this offering, retirement, welfare, and other benefits for our employees are provided under plans implemented by Cash America. The employee matters agreement will provide that our employees will continue to participate in Cash America’s retirement benefit plans for a transition period, but that we will pay or reimburse Cash America for the costs of our employees’ participation. In connection with the transition, the account balances of our employees who participate in Cash America’s 401(k) plan, Nonqualified Savings Plan, and SERP will continue to be maintained in those plans. At the end of the transition period, we intend generally to implement similar plans and policies that will apply to our employees and these employees’ account balances will be transferred into our new plans. See “Executive compensation—Plans We Have Adopted or Expect to Adopt.”

Some of our employees hold outstanding awards made under Cash America’s short-term and long-term incentive plans. See “Executive compensation—Grants of Plan-based Awards for 2011” and “Executive Compensation—Outstanding Equity Awards at 2011 Year End.” While we do not intend to adjust the terms of the outstanding short-term incentive plan for 2012, which is based on our performance in 2012, certain adjustments to the financial targets may be made to reflect the different costs and expenses associated with operating as a separate company.

The only equity awards made by Cash America to our employees that remain outstanding are the restricted stock unit, or RSU, awards granted to Mr. Ho, our chief executive officer, in 2011, 75% of which were to vest in four equal annual installments, or the time-based RSU award, with the remaining 25% scheduled to vest on January 1, 2014, subject to the performance of Cash America, or the Performance-Based RSU award. See “Executive Compensation—2011 Compensation—Long-Term Incentive Compensation.”

Our relationship with Cash America

In addition, it is anticipated that the cash-based performance unit awards that were granted to our executive officers and certain other employees in 2011 and 2012 that are scheduled to vest in January 2013 will vest on the date the offering is completed, with the vested value to be paid in cash. The value of all such vested cash-based performance units will be based on our year to date incremental 2012 EBITDA growth compared to the same period year to date EBITDA for 2011, subject to achievement of certain thresholds that must be met before any payment is made. It is also anticipated that the remaining portion of these cash-based performance unit awards that are scheduled to vest after January 1, 2013 will be canceled.

Upon completion of this offering, our executive officers set forth below will each receive a special grant under the Enova LTIP of nonqualified stock options that vest in 25% increments on the first four anniversaries of the date of grant with a value as set forth below and having an exercise price equal to the initial public offering price set forth on the cover of this prospectus:

Name of Grantee	Position	Value(1)
Daniel R. Feehan	Executive Chairman of the Board of Directors	$
Timothy S. Ho	President, Chief Executive Officer and Director
Alex T. King	Senior Vice President—Operations
Kenneth P. Pedotto	Senior Vice President—Business Development
Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer
Ozgul Baysar	Vice President—Chief Analytics Officer
Robert S. Clifton	Vice President—Accounting
Fred Lee	Vice President—Chief Information Officer
Arad Levertov	Vice President—Operations
Daniel Shteyn	Vice President—Operations
Lisa M. Young	Vice President—General Counsel, Secretary and Chief Compliance Officer

(1)	The amount shown represents the grant date fair value in compliance with ASC 718 for the nonqualified stock options granted under our long-term incentive plan, which is based on the exercise price equal to the initial public offering price set forth on the cover of this prospectus.

In addition, upon the completion of this offering, our executive officers and certain other employees will receive a 2012 annual equity grant under the Enova LTIP. It is anticipated that the 2012 annual grant to our executive officers will consist of the following: time-based RSUs that comprise 25% of the total award value; performance-based RSUs that comprise 25% of the total award value; and nonqualified stock options that comprise 50% of the total award value. The time-based RSUs and stock options will vest in 25% increments on each of January 31, 2013, 2014, 2015 and 2016. The performance-based RSUs will be eligible to vest in a lump sum on January 1, 2015, subject to achieving a certain cumulative annual growth rate in our EBITDA over the three-year period ending December 31, 2014. It is also anticipated that certain employees who are not executive officers will receive time-based RSUs that will vest in 25% increments on each of January 31, 2013, 2014, 2015 and 2016.

Our relationship with Cash America

It is anticipated that the 2012 annual grants to our executive officers will have an aggregate value as set forth below with the exercise prices for the options to be equal to the initial public offering price as set forth on the cover of this prospectus:

Name of Grantee	Position	Value(1)
Daniel R. Feehan	Executive Chairman of the Board of Directors	$
Timothy S. Ho	President, Chief Executive Officer and Director
Alex T. King	Senior Vice President—Operations
Kenneth P. Pedotto	Senior Vice President—Business Development
Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer
Ozgul Baysar	Vice President—Chief Analytics Officer
Robert S. Clifton	Vice President—Accounting
Fred Lee	Vice President—Chief Information Officer
Arad Levertov	Vice President—Operations
Daniel Shteyn	Vice President—Operations
Lisa M. Young	Vice President—General Counsel, Secretary and Chief Compliance Officer

(1)	The amount shown represents the grant date fair value in compliance with ASC 718 for the nonqualified stock options, Time-Based RSUs, and Performance-Based RSUs granted under our long-term incentive plan. The exercise price for the nonqualified stock options is equal to the initial public offering price set forth on the cover of this prospectus. The grant date fair value of RSUs is based on a grant price equal to the initial public offering price set forth on the cover of this prospectus, and the grant date fair value of the Performance-Based RSUs is based on the maximum amount of the award expected to be achieved, which we estimate to be the most probable outcome at the time of grant.

The number of nonqualified stock options to be granted to each executive officer under the special grant and 2012 annual grant will be determined based on the Black-Scholes model, and the stock options will have a seven year term.

Any other new equity-based awards or cash-based long-term incentive awards granted to our employees after the completion of this offering, such as the annual grant anticipated in January 2013, will be made under our incentive plans.

Credit Underwriting Services Agreement

In connection with this offering, we will enter into a credit underwriting services agreement with Cash America whereby we will continue to administer Cash America’s underwriting model and to provide Cash America with our underwriting services and the benefit of our analytical models for use in its consumer credit business. We will receive a fixed fee of $                 per year, payable in quarterly installments, and Cash America will reimburse us for certain costs we incur under the agreement. In addition, if net annual loan fees, as determined under the agreement, exceed $                 , we will receive an additional fee to be paid on a quarterly basis based on a percentage of the net annual fees Cash America receives in connection with loans that are underwritten using our underwriting services under this agreement. If this agreement had been in effect for the entire 2011 calendar year, Cash America would have paid us approximately $                 for the services described in this agreement for the 2011 year. The agreement is for a ten year term, subject to termination on 180 days prior written notice by either party.

Marketing and Customer Referral Agreement

We have historically had an arrangement with Cash America pursuant to which we compensated Cash America for customer leads that it provided to us that it has generated from its retail locations and its website, though no formal agreement has existed. In connection with this offering, we will enter into a marketing and customer referral agreement with Cash America which will provide the terms pursuant to which we will continue to pay Cash America compensation for providing us with new customer leads from their retail locations and their websites. During 2008, 2009, 2010 and 2011, we paid Cash America $0.3 million, $0.8 million, $1.0 million and $1.2 million, respectively, for lead generations.

Certain relationships and related transactions

Since January 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than those described under “Executive compensation” and “Our relationship with Cash America.”

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, the board of directors, or one of its committees, other than those directors with a direct or indirect material interest in the related party transaction, will review all material facts of all related party transactions and either approve or disapprove entry into the related party transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the board of directors, or the appropriate committee to which the board has delegated authority, will take into account, among other factors, the following: (1) whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the related person’s interest in the transaction. All related party transactions required to be disclosed in our filings with the SEC shall be so disclosed in accordance with applicable laws, rules and regulations.

In addition, our amended and restated certificate of incorporation will provide that in the event Cash America enters into an agreement or transaction with us, any of our directors or officers who is also a director, officer or employee of Cash America shall have, to the fullest extent permitted by the DGCL, fully satisfied and fulfilled the fiduciary duty of such person to us and our stockholders with respect to such agreement or transaction, if:

➢

the agreement or transaction was approved by (i) an affirmative vote of a majority of the members of our board of directors who are not persons with a material financial interest in the agreement or transaction, or Interested Persons, (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Persons or (iii) one or more of our officers or employees who are not Interested Persons and who were authorized by our board of directors or committee thereof in the manner set forth in (i) or (ii) above, in each case after being made aware of the material facts of the relationship between us and Cash America and the material terms and facts of the agreement or transaction;

➢	the agreement or transaction was fair to us at the time the agreement or transaction was entered into by us; or

➢

the agreement or transaction was approved by an affirmative vote of a majority of our shares of outstanding common stock entitled to vote, excluding shares held by Cash America or any Interested Person.

Daniel R. Feehan is our Executive Chairman of the board of directors, and he is also Cash America’s chief executive officer. Mr. Feehan has a base salary of $850,000 for 2012 that is paid by Cash America and, upon completion of this offering, approximately one-third of his base salary will be paid by us and approximately two-thirds of his base salary will be paid by Cash America. In addition, following the completion of this offering, Mr. Feehan will also be eligible to receive short-and long-term incentive awards, including cash and equity awards, from both companies.

Description of capital stock

GENERAL

The following is a summary of the rights of our capital stock and certain provisions of our certificate of incorporation and bylaws. The following information assumes the filing of our amended and restated certificate of incorporation. For more detailed information, please see the forms of our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 275,000,000 shares, with a par value of $0.00001 per share, of which:

➢	250,000,000 shares are designated as common stock; and

➢	25,000,000 shares are designated as preferred stock.

As of April 9, 2012, there were outstanding 33,000,000 shares of our common stock, all held by Cash America.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. See “Dividend policy” for additional information. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

After the closing of this offering, no shares of preferred stock will be outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 25,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control.

Description of capital stock

COMPETITION AND CORPORATE OPPORTUNITY

Our amended and restated certificate of incorporation will provide that Cash America will not have any duty to refrain from:

➢	engaging, directly or indirectly, in the same or similar business activities or lines of business in which we engage or may engage,

➢	engaging, directly or indirectly, in any other business activities or lines of business that overlap with or compete with those in which we engage or may engage,

➢	making any decision related to, or taking any action to enforce its rights under, any agreement or contract with us,

➢	doing business with any of our suppliers, contractors or customers, or

➢

subject to restrictions contained in the separation agreement or any other written agreement to be entered into between Cash America and us, employing or otherwise engaging any of our directors, officers or employees.

Neither Cash America nor any of its officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities.

Our amended and restated certificate of incorporation also will provide that, in the event that Cash America acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, Cash America will not have any duty to communicate or offer such corporate opportunity to us and Cash America will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of us solely by reason of the fact that Cash America pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not communicate information regarding such corporate opportunity to us.

Our amended and restated certificate of incorporation will also provide that neither Cash America nor any of our directors and officers who are also directors, officers or employees of Cash America is under any obligation to offer us an opportunity to participate in business opportunities presented to Cash America or any of our directors or officers who are directors, officers or employees of Cash America, even if the opportunity is one that we might reasonably have pursued, and that neither Cash America nor any of our directors and officers, who are also directors, officers or employees of Cash America, will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of us, such business opportunity (i) is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of us and (ii) is not separately offered to Cash America.

Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. See “Risk factors—Risks Related to Our Relationship with Cash America—We do not have a non-competition agreement with Cash America to restrict Cash America from competing with us, and Cash America is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Cash America before us.”

Any repeal or amendment to this provision of our amended and restated certificate of incorporation will require the affirmative vote of not less than 80% of the holders of the total voting power of our outstanding shares of capital stock generally entitled to vote in the election of our directors. This provision will terminate at such time that Cash America and its affiliates shall first cease to beneficially own 5% or more of the votes entitled to be cast by the holders of our then outstanding common stock.

Description of capital stock

REGISTRATION RIGHTS

After the completion of this offering and subject to the lock-up agreements described under the section entitled “Underwriting,” Cash America will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Cash America. See “Our relationship with Cash America—Agreements between Cash America and Us—Registration Rights Agreement.”

ANTI-TAKEOVER PROVISIONS

Our certificate of incorporation and our bylaws, which will be in effect upon the closing of this offering, contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder’s approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, as discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action by Written Consent

For so long as Cash America and its subsidiaries, other than us, beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Cash America will have enough shares of our common stock to amend our amended and restated certificate of incorporation. Once Cash America and its subsidiaries, other than us, cease to beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Special Meetings of Stockholders

For so long as Cash America and its subsidiaries, other than us, beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, special meetings shall be called by a majority of the board of directors, the chairman of the board of directors, the president or secretary, and by our company at the request of stockholders holding not less than a majority in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. After such time, our amended and restated

Description of capital stock

certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may only be called by the majority of the board of directors, the chairman of the board of directors, the president or secretary and not by any other person.

Advance Notice of Nominations and Proposals

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Filling of Board Vacancies

For so long as Cash America and its subsidiaries, other than us, beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, vacancies and newly created seats on our board of directors may be filled by stockholders holding not less than a majority in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. Once Cash America and its subsidiaries, other than us, cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, vacancies and newly created seats on our board of directors may be filled only by the vote of a majority of the remaining members of our board of directors.

No Cumulative Voting

Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of our Governing Documents

For so long as Cash America and its subsidiaries, other than us, beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, our amended and restated certificate of incorporation and amended and restated bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our capital stock entitled to vote generally at the election of directors. Once Cash America and its subsidiaries, other than us, cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 66-2/3% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, or repeal certain provisions of our certificate of incorporation or any provision of our amended and restated bylaws. The board of directors can unilaterally amend, alter, or repeal our amended and restated bylaws with the affirmative vote of a majority of the whole board.

Description of capital stock

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

In general, Section 203 of the DGCL, referred to as Section 203, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

➢	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We will elect to opt out of Section 203 prior to completion of this offering by an express provision in our amended and restated certificate of incorporation.

ANTI-TAKEOVER EFFECT

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Description of capital stock

EXCHANGE LISTING

Our common stock has been approved for listing on the NYSE under the symbol “ENVA.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be Mellon Investor Services LLC. The transfer agent’s address is 2 N. LaSalle St., Suite 1020, Chicago, IL 60606.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have a total of              outstanding shares of common stock, which includes the              shares of common stock sold by us in this offering. All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for “restricted” shares held by persons who may be deemed our “affiliates,” as that term is defined under Rule 144 of the Securities Act. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.

The shares of common stock held by Cash America are deemed to be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Cash America only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below.

RULE 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering, without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢

1.0% of the number of shares of common stock then outstanding, which is approximately              (             if the underwriters exercise their over-allotment option in full) shares of common stock upon the completion of this offering; and

➢	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding each such sale, subject to certain restrictions.

Sales by affiliates under Rule 144 are also subject to “manner of sale” provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Upon expiration of any lock-up period and the six-month holding period, approximately             shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions. We cannot estimate the number of shares of common stock that our affiliates will elect to sell under Rule 144.

Shares eligible for future sale

LOCK-UP AGREEMENTS

We, our executive officers and directors, and all of the holders of all of our outstanding shares of common stock (and securities exercisable for or convertible into common stock), including Cash America, have agreed with the underwriters not to sell or otherwise transfer or dispose of any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC, Barclays Capital Inc. and Jefferies & Company, Inc. See “Underwriting” for a description of these provisions.

SHARES ISSUED UNDER EMPLOYEE PLANS

We intend to file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our employee plans. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up restrictions described above.

REGISTRATION RIGHTS

After the completion of this offering and subject to the lock-up agreements described above, Cash America will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Cash America. See “Our relationship with Cash America—Agreements between Cash America and Us—Registration Rights Agreement.”

Certain U.S. federal tax considerations for non-U.S. holders

The following discussion summarizes the material U.S. federal income and estate tax consequences for non-U.S. holders (as defined below) of holding and disposing of our common stock. This discussion is based upon existing U.S. tax law, including legislation, regulations, administrative rulings and court decisions, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion:

➢

a “non-U.S. holder” is any holder of our common stock that is other than (1) a citizen or individual resident of the United States, (2) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (3) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, (4) an estate that is subject to U.S. tax on its worldwide income from all sources or (5) a partnership or any other entity taxable as a partnership; and

➢	the term “U.S. tax” means U.S. federal income tax under the Internal Revenue Code.

The discussion assumes that holders hold our common stock as capital assets. This summary does not address the alternative minimum tax consequences, any U.S. state or local tax consequences, or any foreign tax consequences of the purchase, ownership and disposition of our common stock. Moreover, this summary does not address all aspects of U.S. federal income and estate tax consequences that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income or estate tax law, such as:

➢	real estate investment trusts;

➢	partnerships or other pass-through entities and investors in such entities;

➢	tax-exempt organizations;

➢	financial institutions, insurance companies and broker-dealers;

➢

holders who hold our common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of our common stock and one or more other investments;

➢	mutual funds;

➢	traders in securities who elect to apply a mark-to-market method of accounting;

➢	holders who acquired our common stock in compensatory transactions;

➢	holders who are subject to the alternative minimum tax; or

➢	holders who are or have previously been engaged in the conduct of a trade or business in the United States or who have ceased to be U.S. citizens or to be taxed as resident aliens.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. tax purposes) holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors with respect to the tax consequences of being a partner in a partnership that purchases, owns, or disposes of our common stock.

Certain U.S. federal tax considerations for non-U.S. holders

This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our common stock. Investors considering the purchase of our common stock are urged to consult a tax advisor as to the tax consequences of holding or disposing of our common stock, including any consequences arising from their particular facts and circumstances, any federal estate or gift tax consequences and any tax consequences arising under state, local or foreign law.

DISTRIBUTIONS ON COMMON STOCK

We do not expect to pay dividends in the foreseeable future. However, if we do pay a dividend on our common stock, such distribution to a non-U.S. holder will be treated for U.S. tax purposes (1) first, as a dividend to the extent of our current or accumulated earnings and profits, as determined under general U.S. tax principles, (2) second, as a non-taxable recovery of such holder’s tax basis in that common stock, which causes a reduction in such tax basis to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and (3) finally, as gain realized in respect of such common stock.

Dividends paid to a non-U.S. holder will be subject to withholding of U.S. tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States). Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. tax if the non-U.S. holder complies with applicable certification and disclosure requirements by furnishing us with a properly completed and executed Internal Revenue Service, or IRS, Form W-8ECI. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in the case of certain non-U.S. holders that are tax transparent entities, such as partnerships, the owner or owners of these entities) will generally be required to satisfy certain certification requirements as set forth on IRS Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of withholding under an income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an income tax treaty and the manner of claiming the benefits of such treaty.

SALES OR DISPOSITIONS OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. tax on gain recognized on a disposition of our common stock unless:

➢

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

Certain U.S. federal tax considerations for non-U.S. holders

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

➢

we are or have been a “U.S. real property holding corporation” for U.S. tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we currently are not, and do not expect to become, a U.S. real property holding corporation for U.S. tax purposes.

WITHHOLDABLE PAYMENTS TO FOREIGN FINANCIAL ENTITIES AND OTHER FOREIGN ENTITIES

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made to “foreign financial institutions” and certain other non-U.S. entities. The legislation generally would impose the withholding tax on dividends paid after December 31, 2013 on, or gross proceeds paid after December 31, 2014 from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) in the case of a foreign financial institution, an agreement is in effect between the foreign financial institution and the U.S. Treasury, under which the foreign financial institution agrees to undertake certain diligence and reporting obligations, or the foreign financial institution satisfies other requirements prescribed by the U.S. Treasury, or (ii) in the case of a foreign non-financial entity, the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement. A non-U.S. holder will be exempt from backup withholding on dividends it receives from us if such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. holder or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. holder or otherwise qualifies for an exemption.

Information reporting and backup withholding generally will not apply if a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States. However, U.S. information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a U.S. person for U.S. tax purposes or has certain specified relationships or connections with the United States unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge that the seller is not a non-U.S. holder.

Certain U.S. federal tax considerations for non-U.S. holders

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s U.S. tax liability by timely filing a properly completed claim for refund with the IRS.

U.S. FEDERAL ESTATE TAX

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Investors considering the purchase of our common stock are urged to consult their own tax advisors as to the specific tax consequences of holding our common stock, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Barclays Capital Inc. and Jefferies & Company, Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Barclays Capital Inc.
Jefferies & Company, Inc.
JMP Securities LLC
Raymond James & Associates, Inc.
William Blair & Company, LLC
Keefe, Bruyette & Woods, Inc.
Roth Capital Partners, LLC
Sterne, Agee & Leach, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, if the underwriters do not exercise the over-allotment option described below, they are not required to pay for the shares covered by such option.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                      additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Underwriting

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No exercise	Full exercise
Per share payable by us	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and all of the holders of all of our outstanding shares of common stock (and securities exercisable for or convertible into common stock), including Cash America, have entered into lock-up agreements with the underwriters. Under these agreements, we, Cash America and each of these persons may not, subject to certain exceptions, without the prior written approval of UBS Securities LLC, Barclays Capital Inc., and Jefferies & Company, Inc. offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. UBS Securities LLC, Barclays Capital Inc., and Jefferies & Company, Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ending on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Underwriting

INDEMNIFICATION

We and Cash America have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NYSE LISTING

Our common stock has been approved for listing on the NYSE under the symbol “ENVA.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Underwriting

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by Cash America, us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters, Cash America and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and Cash America and perform services for us and Cash America in the ordinary course of their business for which they will receive customary fees and expenses.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our and Cash America’s directors, officers and certain employees, to certain of our vendors and business partners and to friends and family of certain of our employees. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors, executive officers or Cash America shall be subject to the lock-up agreements described above.

Underwriting

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Underwriting

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

➢	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

➢	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

➢

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

➢	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

➢

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

Underwriting

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus

Underwriting

as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢

by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

Certain legal matters will be passed upon for us by Hunton & Williams LLP, Dallas, Texas and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits thereto as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the shares of our common stock offered hereby, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Securities and Exchange Commission’s website at http://www.sec.gov. Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the Securities and Exchange Commission. These reports can also be reviewed by accessing the Securities and Exchange Commission’s website.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Cash America International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholder’s equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Enova International, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

February 28, 2012

Enova International, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31,
	2011	2010
Assets
Current assets:
Cash	$38,160	$19,187
Consumer loans, net	163,933	90,355
Prepaid expenses and other assets	7,592	7,818
Deferred tax assets	24,405	15,285

Total current assets	234,090	132,645
Property and equipment, net	36,716	31,588
Goodwill	255,786	255,786
Intangible assets, net	228	1,046
Other assets	7,617	702

Total Assets	$534,437	$421,767

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$47,757	$37,565
Current intercompany income taxes payable	—	11,019

Total current liabilities	47,757	48,584
Deferred tax liabilities	33,847	22,586
Other liabilities	477	454
Affiliate notes payable	410,815	270,269

Total Liabilities	492,896	341,893

Commitments and Contingencies
Stockholder’s Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized, 33,000,000 shares issued and outstanding	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued and outstanding
Additional paid in capital	677	495
Retained earnings	41,617	79,585
Accumulated other comprehensive loss	(753)	(206)

Total Stockholder’s Equity	41,541	79,874

Total Liabilities and Stockholder’s Equity	$534,437	$421,767

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Year Ended December 31,
	2011		2010	2009
Revenue		$480,340	$378,317	$254,977
Cost of Revenue		201,687	164,957	109,174

Gross Profit		278,653	213,360	145,803

Expenses
Marketing		73,329	59,197	32,775
Operations and technology		54,606	40,983	29,915
Administration		63,166	50,252	36,094
Depreciation and amortization		11,263	8,559	7,297

Total Expenses		202,364	158,991	106,081

Income from Operations		76,289	54,369	39,722
Affiliate interest expense		(17,420)	(15,505)	(11,852)
Investment interest income		—	296	—
Foreign currency transaction (loss) gain		(487)	(156)	38

Income before Income Taxes		58,382	39,004	27,908
Provision for income taxes		21,350	14,183	10,205

Net Income		$37,032	$24,821	$17,703

Earnings per share
Earnings per common share, basic and diluted		$1.12	$0.75	$0.54
Weighted average shares outstanding, basic and diluted		33,000	33,000	33,000

Pro forma earnings per share (Unaudited) (See Note 20)
Pro forma earnings per common share, basic and diluted	$
Pro forma weighted average shares outstanding, basic and diluted

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(dollars and shares in thousands)

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	Shares	Amount
Balance at December 31, 2008	33,000	$—	$321	$37,058	$313	$37,692
Stock-based compensation expense			96	—	—	96
Net income			—	17,703	—	17,703
Foreign currency translation loss, net of tax			—	—	(140)	(140)
Capital contribution			1	—	—	1

Balance at December 31, 2009	33,000	—	418	54,761	173	55,352
Stock-based compensation expense			76	—	—	76
Net income			—	24,821	—	24,821
Foreign currency translation loss, net of tax			—	—	(379)	(379)
Capital contribution			1	3	—	4

Balance at December 31, 2010	33,000	—	495	79,585	(206)	79,874
Stock-based compensation expense			176	—	—	176
Net income			—	37,032	—	37,032
Dividends paid			—	(75,000)	—	(75,000)
Foreign currency translation loss, net of tax			—	—	(547)	(547)
Capital contribution			6	—	—	6

Balance at December 31, 2011	33,000	$—	$677	$41,617	$(753)	$41,541

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009
Net Income	$37,032	$24,821	$17,703
Other comprehensive loss, net of tax:
Foreign currency translation loss(1)	(547)	(379)	(140)

Total other comprehensive loss, net of tax	(547)	(379)	(140)

Comprehensive Income	$36,485	$24,442	$17,563

(1)	Net of tax benefit of $305, $204 and $73 for the years ended December 31, 2011, 2010 and 2009.

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities
Net Income	$37,032	$24,821	$17,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,263	8,559	7,297
Cost of revenue	201,687	164,957	109,174
Non-cash interest expense	17,420	15,505	11,852
Stock-based compensation	176	76	96
Deferred income taxes, net	2,446	2,858	3,360
Other	18	—	120
Changes in operating assets and liabilities, net of assets acquired
Finance and service charges on consumer loans	(9,068)	(3,739)	(1,317)
Prepaid expenses and other assets	(2,244)	2,548	(10,428)
Accounts payable, accrued expenses and other liabilities	10,237	(2,057)	20,088
Current intercompany income taxes payable	(11,027)	4,926	(7,065)

Net cash provided by operating activities	257,940	218,454	150,880

Cash Flows from Investing Activities
Consumer loans made or purchased	(856,815)	(871,593)	(572,160)
Consumer loans repaid	590,602	680,530	447,742
Acquisitions, net of cash acquired	—	(21,162)	(42,446)
Purchases of property and equipment	(15,073)	(12,687)	(12,360)

Net cash used in investing activities	(281,286)	(224,912)	(179,224)

Cash Flows from Financing Activities
Borrowings from (payments to) affiliates	43,124	(1,034)	39,321

Net cash provided by (used in) financing activities	43,124	(1,034)	39,321

Effect of exchange rates on cash	(805)	(582)	(212)

Net increase (decrease) in cash	18,973	(8,074)	10,765
Cash at beginning of period	19,187	27,261	16,496

Cash at end of period	$38,160	$19,187	$27,261

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of the Company

Enova International, Inc. (the “Company”) operates an Internet-based platform to serve customers in need of cash to meet their personal objectives. Through a network of direct and indirect marketing activities, the Company offers funds to its customers through a variety of unsecured consumer loan products and services. The business is operated strictly through the Internet to provide a convenient, fully-automated financial solution to its customers. The Company serves its customers under the brand name “CashNetUSA” in the United States, under the names “QuickQuid” and “Pounds to Pocket” in the United Kingdom and under the name “DollarsDirect” in Australia and Canada.

The Company offers or arranges short-term single payment loans (which are commonly referred to as payday loans) and line of credit products, longer-term multi-payment installment loans, credit and finance brokerage services and has purchased participation interests from third parties through its micro line of credit (or “MLOC”) services business. Each customer transaction provides customers with cash, typically in exchange for a promissory note or other repayment agreement. A transaction means any transaction whereby a new or existing customer is provided an advance of credit, whether through a direct funding of a loan originated by the Company, through a loan funded by an unaffiliated lender in connection with the Company’s credit service organization, credit access business and finance brokerage programs (the “CSO programs”), or the participation in receivables originated by a third-party lender’s micro line of credit product, and includes new loans, renewals (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge) and each advance on a line of credit. The Company is responsible for all elements of the customer transaction on the Company’s own behalf as a lender and specific elements of transactions that customers have with a third-party lender in connection with the Company’s CSO programs. In cases where the Company offers products funded by third-party lenders under the CSO programs, the Company agrees, for a fee payable to the Company by the customer, to provide a variety of services to the customer, one of which is to guarantee the customer’s obligation to repay the loan received by the customer from the third-party lender if the customer fails to do so.

2.    Significant Accounting Policies

Basis of Presentation

On September 7, 2011, Cash America International, Inc. (“Cash America”) formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., which, as of December 31, 2011, offered loans through a number of its subsidiaries to customers in 32 states in the United States, in the United Kingdom, in Australia, and in Canada, and all of the equity interests in Debit Plus, LLC, (“Debit Plus”), formerly known as Primary Innovations, LLC, which provided services in connection with a third-party lender’s MLOC product during 2010, 2009 and 2008, in exchange for 33 million shares of the Company’s common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include goodwill and intangible assets arising from Cash America’s acquisition of certain businesses included in the Company. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal,

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services. The expense allocations have been determined on a basis that Cash America and the Company consider to be reasonable reflections of the utilization of services provided by Cash America. See “Administration Expenses” for an explanation of this allocation method. Also see Note 15 for additional information on the Company’s relationship with Cash America. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in stockholder’s equity and cash flows of the Company in the future, or as if the Company had been a separate company during the periods presented.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for losses on consumer loans, goodwill, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translations

The functional currencies for the Company’s subsidiaries that serve residents of the United Kingdom, Australia and Canada are the British Pound Sterling, the Australian dollar and the Canadian dollar, respectively. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting adjustments are recorded in “Accumulated other comprehensive income (loss)” as a separate component of stockholder’s equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each period.

Revenue Recognition

Upon completion of a transaction with a customer, funds are provided to the customer in exchange for an obligation to repay the amount advanced plus fees and any applicable interest, which takes the form of a consumer loan, and can be a loan written by the Company or by a third party. The Company recognizes interest and fees on consumer loans it writes and participation interests purchased from third parties on an effective yield basis ratably over the term of the loan. Unpaid and accrued interest and fees are reflected in “Consumer loans, net” on the Company’s consolidated balance sheets. Fees generated through the Company’s CSO programs are deferred and amortized over the term of the consumer loan arranged by the Company and recorded as revenue. The Company classifies its consumer loan portfolio as either performing or nonperforming as described below in Note 3. Consumer loan fees and interest do not accrue on nonperforming loans, and once a loan is considered nonperforming, the Company does not resume the accrual of interest on these loans. For nonperforming loans, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan.

Loan Loss Reserves and Cost of Revenue

See Note 3 for a discussion of the Company’s allowance and liability for estimated losses and cost of revenue on consumer loans.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment are recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Computer hardware and software	3 to 5 years
Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements(1)	2 to 10 years

(1)	Leasehold improvements are depreciated over the lesser of the estimated useful life, remaining lease term, or 10 years.

Software Development Costs

The Company applies ASC 350-40, Internal Use Software (“ASC 350-40”) to its software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When a software application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

Goodwill

In accordance with ASC 350-20-35, Goodwill—Subsequent Measurement, the Company performs an impairment review of goodwill at least annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company completed its June 2011 test and determined that there was no evidence of impairment of goodwill or other indefinite-lived intangible assets. There were no events or circumstances between June 30, 2011 and December 31, 2011 that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company’s impairment evaluation of goodwill is based on comparing the fair value of the Company to the carrying value. The fair value is determined based on the income approach and then compared to the results of the market approach for reasonableness. The income approach establishes fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk. The income approach uses the Company’s projections of financial performance for a five-year period and includes assumptions about future revenue growth rates, operating margins and terminal values. The market approach establishes fair value by applying cash flow multiples to operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

All of the amounts of goodwill recorded for the Company’s acquisitions are expected to be deductible for tax purposes.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Lived Assets Other Than Goodwill

An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

The Company amortizes finite-lived intangible assets subject to amortization on the basis of their expected periods of benefit, generally one to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Accordingly, income tax expense and the current and deferred income tax balances in the consolidated financial statements have been calculated as though the Company had been taxed separately from Cash America and had prepared separate tax returns.

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10-25, Accounting for Uncertainty in Income Taxes (“ASC 740-10-25”). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured.

Hedging and Derivatives Activity

Cash America periodically uses foreign currency forward contracts, which are considered derivative instruments, to minimize the effects of foreign currency risk in the United Kingdom and Australia related to the operations of the Company. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The forward contracts are not designated as hedges as defined by ASC 815-20-25, Derivatives and Hedging—Recognition; therefore, any changes in the fair value of the forward contracts are recognized in “Foreign currency transaction (loss) gain” in the consolidated statements of income. See Note 13.

Marketing Expenses

Marketing expense consists of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expense includes lead purchase costs paid to marketers in exchange for providing leads to potential customers interested in using the Company’s services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other offline marketing costs are expensed over the media campaign period. The Company also has an agreement with an independent third party pursuant to which the Company pays a portion of the revenue received on the customers referred to the Company by such third party. The Company also has an arrangement with Cash America pursuant to which the Company pays either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to the Company by Cash America. These referral fees are expensed as incurred and included in “Marketing” in the consolidated statements of income.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes call center personnel costs, software maintenance expense, verification vendors, and telephony costs.

Administration Expenses

Administration expenses primarily include the Company’s corporate personnel costs, as well as legal, occupancy, and other related costs. The Company allocates these expenses between its foreign and domestic operations on the basis of the dollar amount of customer transactions. In addition, administration expenses include expense allocations for certain corporate service functions historically provided by Cash America, such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits, certain information systems and collections support and other similar services. Cash America allocates these expenses to the Company based on the Company’s pro rata share of Cash America’s consolidated personnel expenses.

Affiliate Transactions

The Company engages in affiliate transactions with Cash America for, among other things, treasury operations, including the daily coordination of cash management activities, allocations of corporate charges, and credits for taxes on the Company’s income or other items paid by Cash America. Cash America also receives fees from the Company for customer referrals. Payments the Company owes Cash America for all of these transactions, offset by any credits or fees Cash America may owe the Company in connection with these transactions, are made through the note agreements between Cash America and certain subsidiaries of the Company. The amount due to Cash America has been classified as “Affiliate notes payable” on the consolidated balance sheets. The expense for fees the Company pays Cash America for customer referrals is included in “Marketing” in the consolidated statements of income.

Stock-Based Compensation

During the periods presented, certain employees received stock-based compensation in the form of restricted stock units from Cash America. The Company accounts for its stock-based employee compensation plans in accordance with ASC 718-10-30, Compensation—Stock Compensation (“ASC 718-10-30”). In accordance with ASC 718-10-30, the Company recognizes compensation expense over the remaining vesting periods for stock-based awards. These awards are reflected as a contribution from Cash America in the Company’s statement of stockholder’s equity. For performance-based stock awards, compensation expense is originally based on the number of shares that would vest if the Company achieved the level of performance that management estimates is the most probable outcome at the grant date. Throughout the requisite service period, management monitors the probability of achievement of the performance condition and adjusts stock-based compensation if necessary.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and converted into common shares during the year. The Company has no dilutive securities; therefore, the number of basic shares is equal to the number of diluted shares.

Non-Marketable Equity Securities

The Company accounts for its non-marketable equity securities in accordance with ASC 325-20, Investments—Other—Cost Method Investments. Non-marketable equity securities are recorded on a cost basis and are evaluated for impairment whenever the facts or circumstances indicate that the carrying value may be impaired. If an impairment of an equity security is determined to be other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary-impairment is identified. Non-marketable equity securities are held in “Other assets” on the consolidated balance sheets.

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, Securities and Exchange Commission registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company adopted ASU 2010-29 for the year ended December 31, 2011 and the adoption did not have a material effect on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under generally accepted accounting principles (“GAAP”) is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for the Company for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-08 will have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which will enhance comparability between entities that report under GAAP and those that report

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under International Financial Reporting Standards (“IFRS”). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of stockholder’s equity. ASU 2011-05 is effective for the Company’s interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company does not anticipate that the adoption of ASU 2011-05 or ASU 2011-12 will have a material effect on its financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which amends ASC 820, Fair Value Measurement (“ASC 820”). ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Company prospectively for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-04 will have a material effect on its financial position or results of operations.

3.	Consumer Loans, Credit Quality Information and Allowances and Liabilities for Estimated Losses

Each customer loan transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These transactions result in a receivable or a loan, owed to the Company or a third-party lender. The Company’s consumer loan portfolio consists of consumer loans we originate, guarantee or purchase and includes: short-term loans, which include single payment loans and line of credit products; longer-term multi-payment installment loans; and participation interests in receivables acquired from a third-party lender through the MLOC services business, all of which generate revenue for the Company.

Revenue generated from the Company’s consumer loans, CSO programs and related activities for the years ended December 31, 2011, 2010 and 2009 was as follows (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Interest and fees on short-term loans	$431,400	$338,553	$236,854
Interest and fees on installment loans	48,054	10,783	4,414
Interest and fees on MLOC(1)	—	27,643	12,591

Total consumer loan revenue	$479,454	$376,979	$253,859

(1)	The Company stopped providing MLOC services on behalf of a third-party lender in October 2010 when the lender discontinued offering MLOC advances.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company monitors the performance of its portfolio of consumer loans and maintains either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on the Company’s owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. In addition, the Company maintains a liability for estimated losses related to loans guaranteed under CSO programs. The liability for estimated losses related to guaranteed loans, which approximates the fair value of the liability, is included in “Accounts payable and accrued expenses” on the consolidated balance sheets.

In determining the allowance or liability for estimated losses on consumer loans, the Company applies a documented systematic methodology. Outstanding loans are divided into discrete groups of short-term consumer loans, installment loans and MLOC receivables and are analyzed as performing or nonperforming. Short-term consumer loans and MLOC receivables are considered nonperforming as of the payment due date when payment of an amount due has not been made as of that date (after allowing for normal payment processing time). An installment loan is considered nonperforming if the customer does not make two consecutive payments.

Where permitted by law, a customer may choose to renew a performing single payment loan before it is considered nonperforming by agreeing to pay the current finance charge for the right to make payment of the outstanding principal balance at a later date plus an additional finance charge. If a performing loan is renewed, the renewal is considered a new loan. If a performing loan is renewed but the customer fails to pay that loan’s current finance charge as of its due date (after allowing for normal payment processing time), the loan that was renewed is reclassified as nonperforming to the extent of that loan’s unpaid finance charge. In some instances in the United Kingdom, customers agree to repay a new short-term loan in two payments, and in these cases the Company considers the obligation to make the first payment as a new single payment loan and the obligation to make the second payment as a renewal of that loan because the customer pays a finance charge when each payment is made, similar to a renewed loan. When the Company refers to short-term single payment consumer loans in these financial statements, it includes these short-term loans made in the United Kingdom.

The Company does not provide for any grace period when determining the performance status of a loan (other than allowing for normal payment processing time). Nonperforming loans may not be renewed and if, during an attempt to collect on a nonperforming loan, the Company extends the time for payment through a payment plan or a promise to pay, it is still considered nonperforming. Nonperforming loans are analyzed by stage of collection. Actual loss experience based on historical loss rates for each discrete group is calculated and adjusted for recent default trends. The required allowance is calculated by applying the resulting adjusted loss rates to each discrete loan group and aggregating the results. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as “Cost of Revenue” in the consolidated statements of income and represent the loss provision expense on consumer loans. The Company fully reserves and generally charges off all consumer loans once they have been classified as nonperforming for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. All loans included in nonperforming loans have an age of one to 59 days from the date they became nonperforming loans, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of Company-owned consumer loan receivables at December 31, 2011 and 2010 were as follows (dollars in thousands):

	As of December 31,
	2011				2010
	Short-term Loans	Installment Loans	MLOC	Total	Short-term Loans	Installment Loans	MLOC	Total
Performing loans	$112,041	$51,539	$—	$163,580	$74,555	$13,764	$—	$88,319
Nonperforming loans	50,562	8,845	—	59,407	35,312	1,236	1,510	38,058

Total consumer loans, gross	162,603	60,384	—	222,987	109,867	15,000	1,510	126,377
Less: Allowance for losses	(46,603)	(12,451)	—	(59,054)	(31,617)	(2,895)	(1,510)	(36,022)

Consumer loans, net	$116,000	$47,933	$—	$163,933	$78,250	$12,105	$—	$90,355

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the allowance for losses for the Company-owned loans and the liability for estimated losses on the Company’s guarantees of third-party lender-owned loans for the years ended December 31, 2011, 2010 and 2009 were as follows (dollars in thousands):

	Year Ended December 31, 2011
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$31,617	$2,895	$1,510	$36,022
Cost of revenue	168,792	33,594	(687)	201,699
Charge-offs	(174,899)	(25,048)	(1,576)	(201,523)
Recoveries	21,093	1,010	753	22,856

Balance at end of period	$46,603	$12,451	$—	$59,054

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,296	$—	$—	$2,296
Decrease in liability	(12)	—	—	(12)

Balance at end of period	$2,284	$—	$—	$2,284

	Year Ended December 31, 2010
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$21,210	$520	$1,636	$23,366
Cost of revenue	145,591	6,401	13,241	165,233
Charge-offs	(152,011)	(4,311)	(14,429)	(170,751)
Recoveries	16,827	285	1,062	18,174

Balance at end of period	$31,617	$2,895	$1,510	$36,022

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,572	$—	$—	$2,572
Decrease in liability	(276)	—	—	(276)

Balance at end of period	$2,296	$—	$—	$2,296

	Year Ended December 31, 2009
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$15,335	$78	$547	$15,960
Cost of revenue	101,035	2,514	4,719	108,268
Charge-offs	(105,710)	(2,169)	(3,907)	(111,786)
Recoveries	10,550	97	277	10,924

Balance at end of period	$21,210	$520	$1,636	$23,366

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$1,666	$—	$—	$1,666
Increase in liability	906	—	—	906

Balance at end of period	$2,572	$—	$—	$2,572

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    Acquisitions

All of the Company’s goodwill was derived from the acquisition of substantially all of the assets of CashNetUSA and substantially all of the assets of Primary Business Services, Inc. and certain of its affiliates, as described below. No impairments of goodwill have been recorded since the dates of these acquisitions.

CashNetUSA

Pursuant to its business strategy of providing innovative solutions to customers and with a desire to develop a fully electronic product platform, Cash America, through its wholly-owned subsidiary Cash America Net Holdings, LLC, purchased substantially all of the assets of The Check Giant, LLC (“TCG”) on September 15, 2006. TCG offered short-term consumer loans exclusively over the Internet under the name “CashNetUSA.” The Company paid an initial purchase price of approximately $35.9 million in cash and transaction costs of approximately $2.9 million.

Cash America also agreed to pay up to five supplemental earn-out payments during the two-year period after the closing. The amount of each supplemental payment was based on a multiple of earnings attributable to CashNetUSA’s business as defined in the purchase agreement for the twelve months preceding the date of determining each scheduled supplemental payment less amounts previously paid. All of these supplemental payments were accounted for as goodwill, which reflects the expected future benefits to be realized through leveraging the CashNetUSA technology platform to expand the customer base and product offerings. Cash America paid an aggregate of $216.4 million in supplemental payments, which resulted in a final purchase price of $255.2 million.

The purchase price was allocated as follows (dollars in thousands):

	Year Ended December 31,				Total
	2006	2007	2008	2009
Initial goodwill	$9,381	$—	$—	$—	$9,381
Acquisition costs	2,608	—	—	—	2,608
Earn-out payments	—	78,749	97,965	39,746	216,460

Goodwill	11,989	78,749	97,965	39,746	228,449
Other assets acquired:
Consumer loans	18,677	—	—	—	18,677
Property and equipment	1,562	—	—	—	1,562
Intangible assets, net	6,264	—	—	—	6,264
Other assets	9	—	—	—	9
Other acquisition costs expensed	276	—	—	—	276

Total cash paid for acquisition, net of cash acquired	$38,777	$78,749	$97,965	$39,746	$255,237

Debit Plus (formerly Primary Innovations)

Pursuant to its business strategy of expanding its electronically based product offerings, on July 23, 2008, Cash America, through its wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as “Debit Plus, LLC,” or “Debit Plus”), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(collectively, “PBSI”). PBSI, among other things, provided loan processing services for, and participated in receivables associated with, a bank-issued MLOC made available on certain stored-value debit cards issued by the bank. The purchase price consisted of approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan made to PBSI prior to the acquisition, and transaction costs of approximately $0.3 million.

Cash America also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing, with measurement dates of December 31 and June 30 of each year. The amount of each supplemental payment was based on a multiple of earnings attributable to the business acquired from PBSI as defined in the purchase agreement for the twelve months preceding the date of determining each scheduled supplemental payment less amounts previously paid. Through December 31, 2011, supplemental payments of approximately $23.9 million had been made and were paid in cash. All of the supplemental payments associated with the earn-out are accounted for as goodwill, which reflects the expected future benefits to be realized through expansion of the PBSI platform to expand the customer base and product offering.

No supplemental payments were made for the June 30, 2011 measurement date and no supplemental payment was accrued for the December 31, 2011 measurement date based on the terms of the agreement. The final supplemental payment, if any, will be calculated in accordance with the terms of the agreement as of June 30, 2012 and paid approximately 45 days after that measurement date. The total of all payments to the sellers cannot exceed $50.0 million pursuant to the terms of the asset purchase agreement.

The activities of Debit Plus comprise the Company’s MLOC channel. The Company stopped providing MLOC services on behalf of a third party lender in October 2010, when the lender discontinued offering MLOC advances. Debit Plus continues to pursue opportunities to leverage its MLOC platform and recently began testing an MLOC product for consumers in Mexico.

The purchase price was allocated as follows (dollars in thousands):

	Year Ended December 31,			Total
	2008	2009	2010
Initial goodwill	$3,384	$—	$—	$3,384
Acquisition costs	91	—	—	91
Earn-out payments	—	2,700	21,162	23,862

Goodwill	3,475	2,700	21,162	27,337
Other assets acquired:
Consumer loans	1,148	—	—	1,148
Property and equipment	195	—	—	195
Intangible assets, net	1,220	—	—	1,220
Settlement of note receivable	(4,885)	—	—	(4,885)
Other liabilities	(91)	—	—	(91)

Total cash paid for acquisition	$1,062	$2,700	$21,162	$24,924

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Property and Equipment

As an online financial services provider, a significant amount of capital is invested in developing computer software and systems infrastructure. Major classifications of property and equipment at December 31, 2011 and 2010 were as follows (dollars in thousands):

	As of December 31,
	2011			2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Computer software	$42,243	$(16,843)	$25,400	$32,460	$(10,016)	$22,444
Furniture, fixtures and equipment	11,704	(6,921)	4,783	9,598	(4,944)	4,654
Leasehold improvements	10,618	(4,085)	6,533	7,552	(3,062)	4,490

Total	$64,565	$(27,849)	$36,716	$49,610	$(18,022)	$31,588

The Company capitalized internal software development costs of $7.2 million, $9.5 million and $10.8 million during 2011, 2010 and 2009, respectively.

The Company recognized depreciation expense of $9.9 million, $7.5 million and $5.6 million during 2011, 2010 and 2009, respectively.

6.    Goodwill and Other Intangible Assets

Goodwill

Goodwill is tested for impairment at least annually. The acquisition and purchase price adjustments to goodwill reflected below primarily represent the difference between the estimated supplemental payments for the acquisitions and the actual amounts paid as described in Note 4. Changes in the carrying value of goodwill for the years ended December 31, 2011 and 2010 were as follows (dollars in thousands):

Balance as of January 1, 2011	$255,786
Acquisitions and purchase price adjustments	—

Balance as of December 31, 2011	$255,786

Balance as of January 1, 2010	$236,929
Acquisitions and purchase price adjustments	18,857

Balance as of December 31, 2010	$255,786

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquired Intangible Assets

Acquired intangible assets that are subject to amortization as of December 31, 2011 and 2010, were as follows (dollars in thousands):

	As of December 31,
	2011			2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Non-competition agreements	$2,815	$(2,599)	$216	$2,250	$(1,842)	$408
Customer relationships	2,697	(2,697)	—	2,697	(2,635)	62
Lead provider relationships	2,489	(2,489)	—	2,489	(1,939)	550
Trademarks	211	(199)	12	210	(184)	26

Total	$8,212	$(7,984)	$228	$7,646	$(6,600)	$1,046

Non-competition agreements are amortized over the applicable terms of the contract. Customer and lead provider relationships are generally amortized over three to five years based on the pattern of economic benefits provided. Trademarks are generally amortized over three years on a straight-line basis.

Amortization

Amortization expense for acquired intangible assets was $1.4 million, $1.1 million and $1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated future amortization expense for the years ended December 31, is as follows (dollars in thousands):

Year	Amount
2012	$198
2013	30

Total	$228

7.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2011 and 2010, were as follows (dollars in thousands):

	As of December 31,
	2011	2010
Trade accounts payable	$14,220	$5,135
Accrued payroll and fringe benefits	11,690	13,879
Accrual for consumer loan payments rejected for non-sufficient funds	7,744	6,250
Liability for outstanding loan originations	4,775	3,411
Liability for losses on third-party lender-owned consumer loans	2,284	2,296
Other accrued liabilities	7,044	6,594

Total	$47,757	$37,565

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    Marketing Expense

Marketing expense was $73.3 million, $59.2 million and $32.8 million in 2011, 2010 and 2009, respectively. Customer procurement expense including lead purchase costs comprised $43.1 million, $40.5 million and $23.9 million, customer referral and revenue sharing expense comprised $7.0 million, $4.9 million and $2.0 million and advertising comprised $23.2 million, $13.8 million and $6.9 million in 2011, 2010 and 2009, respectively.

9.    Affiliate Notes Payable

The Company depends on Cash America’s support for a significant portion of its financing requirements and has in place affiliate note agreements related to amounts outstanding with Cash America. At December 31, 2011 and 2010, respectively, the Company had outstanding unsecured notes payable of $410.8 million and $270.3 million, of which $299.9 million and $235.3 million related to a note agreement between CNU Online Holdings, LLC (formerly Cash America Net Holdings, LLC) and Cash America (the “CashNet Note”) and $35.9 million and $35.0 million related to a note agreement between Debit Plus, LLC (formerly Primary Innovations, LLC) and Cash America (the “Debit Plus Note”). In addition, at December 31, 2011, the Company had a $75.0 million promissory note, issued September 6, 2011, payable to Cash America (the “2011 Note”). These notes are, collectively, the “Affiliate Notes.”

The CashNet Note dated January 1, 2009, bears interest at Cash America’s weighted average cost of borrowed funds adjusted monthly. Interest rates ranged from 4.48% to 5.55% during 2011 and 4.45% to 5.53% during 2010. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the CashNet Note prior to its maturity date of June 30, 2018. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date. Prior to the date when the CashNet Note was entered into, Cash America charged interest on outstanding intercompany balance at rates ranging from 2.15% to 5.62%.

The Debit Plus Note dated July 23, 2008, bears interest at a rate of 12% annually. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the Debit Plus Note prior to its maturity date of August 1, 2017. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date.

The 2011 Note bears interest at Cash America’s weighted average cost of borrowed funds adjusted monthly. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the 2011 Note prior to its maturity date of September 1, 2017. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date.

As of December 31, 2011 and 2010, the Company was in compliance with all covenants and other requirements set forth in its Affiliate Note agreements.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011, annual maturities of the Affiliate Notes for each of the five years after December 31, 2011 and thereafter are as follows (dollars in thousands):

Year	Amount
2012	$—
2013	—
2014	—
2015	—
2016	—
Thereafter	410,815

Total	$410,815

10.    Income Taxes

The components of the Company’s deferred tax assets and liabilities as of December 31, 2011 and 2010, were as follows (dollars in thousands):

	As of December 31,
	2011	2010
Deferred tax assets:
Tax over book accrual of finance and service charges	$1,733	$1,563
Allowance for consumer loan losses	21,785	13,411
Deferred compensation	1,847	2,638
Other	1,145	700

Total deferred tax assets	26,510	18,312

Deferred tax liabilities:
Amortization of acquired intangibles	26,524	20,271
Property and equipment	9,455	5,337
Other	(27)	5

Total deferred tax liabilities	35,952	25,613

Net deferred tax liabilities	$(9,442)	$(7,301)

Balance sheet classification:
Current deferred tax assets, net	$24,405	$15,285
Non-current deferred tax liabilities, net	(33,847)	(22,586)

Net deferred tax liabilities	$(9,442)	$(7,301)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2011, 2010 and 2009 are shown below (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Income (loss) before income taxes:
Domestic	$58,404	$38,994	$27,906
Foreign	(22)	10	2

Income before income taxes	58,382	39,004	27,908

Current provision (benefit):
Federal	18,491	10,874	6,563
Foreign	(4)	4	1
State and local	417	447	281

Total current provision	18,904	11,325	6,845

Deferred provision (benefit):
Federal	2,548	2,814	3,248
Foreign	—	(1)	—
State and local	(102)	45	112

Total deferred provision	2,446	2,858	3,360

Total provision	$21,350	$14,183	$10,205

The Company has no uncertain income tax positions as defined by ASC 740-10-25 for the years ended December 31, 2011, 2010 or 2009. The effective tax rate on income differs from the federal statutory rate of 35% for the following reasons (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Tax provision computed at the federal statutory income tax rate	$20,434	$13,651	$9,768
State and local income taxes, net of federal tax benefits	205	320	256
Nondeductible lobbying	83	77	5
Other	628	135	176

Total provision	$21,350	$14,183	$10,205

Effective tax rate	36.6%	36.4%	36.6%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    Commitments and Contingencies

Leases

The Company leases certain of its facilities under operating leases with terms ranging from one to nine years and certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (dollars in thousands):

Year	Amount
2012	$2,599
2013	2,682
2014	2,693
2015	2,769
2016	2,833
Thereafter	2,485

Total	$16,061

Rent expense was $2.2 million, $1.7 million and $1.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Guarantees

The Company guarantees consumer loan payment obligations to unrelated third-party lenders and is required to purchase the loan should a customer not make payments as required by the contract. The guarantee represents an obligation to purchase specific loans that go into default, which generally have terms of less than 90 days. At December 31, 2011 and 2010, the amount of consumer loans guaranteed by the Company was $42.8 million and $38.9 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The estimated fair value of the liability related to these guarantees of $2.3 million at December 31, 2011 and 2010 is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $430.2 million and $352.5 million, at December 31, 2011 and 2010, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, the Company has liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. The Company believes it will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets.

Litigation

On March 5, 2009, Peter Alfeche and Kim Saunders, on behalf of themselves and all others similarly situated, filed a purported class action lawsuit (the “Alfeche litigation”) in the U.S. District Court for the Eastern District of Pennsylvania against Cash America, the Company’s parent, and several of the Company’s online subsidiaries, Cash America Net of Nevada, LLC, Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC. The lawsuit alleges, among other things, that the Company’s online

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consumer loan activities in Pennsylvania were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the Pennsylvania Consumer Discount Company Act and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that several of the Company’s contractual provisions, including the class action waiver and the choice of law and arbitration provisions, are not enforceable under Pennsylvania law and that the Company’s loan contracts are void and unenforceable. The complaint also seeks unspecified compensatory damages (including the trebling of certain damages), punitive damages, and attorney’s fees. The defendants filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. On August 12, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted the Company’s motion to compel arbitration and stayed the litigation. On August 26, 2011, the plaintiffs filed a motion to reconsider, which the court denied. In September 2011, plaintiffs filed a motion for certification for interlocutory appeal, which was denied in November 2011. On February 24, 2012, plaintiffs filed a motion for reconsideration of the court’s decision, and the court has not yet ruled on this motion. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies-Loss Contingencies-Glossary (“ASC 450-20-20”), for this litigation. We believe that the plaintiffs’ claims in this suit are without merit and intend to vigorously defend this lawsuit.

On December 4, 2009, Krystle Wilson filed a lawsuit, which the Company refers to as the Wilson litigation, against Cash America Net of Illinois d/b/a CashNetUSA alleging violation of the Texas Debt Collection Practices Act, violation of the Texas Deceptive Trade Practices Act, and invasion of privacy. In April 2011, the plaintiff amended her petition to include a purported class action claim, and named Cash America, the Company’s parent, as well as the Company’s subsidiaries Cash America Net Holdings, LLC, Cash America Net of Texas, LLC and Enova Financial Holdings, LLC as additional defendants (and corrected the name of the previously-named defendant to Cash America Net of Illinois, LLC). The amended petition alleges, among other things, that the Company’s consumer loan activities violate the Texas Credit Services Organization Act, or the CSOA, and that in the Company’s efforts to collect on loans issued through the CSOA loan program, the Company violated the Texas and Federal Fair Debt Collection Practices Acts. The plaintiff seeks unspecified compensatory damages, attorney’s fees and punitive damages. In June 2011, the Company removed this action to the U.S. District Court for the Northern District of Texas (Fort Worth Division) and filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. In February 2012, the Court ruled that the arbitration provision, which contains the class action waiver, was valid and enforceable, granted the Company’s motion to compel arbitration and dismissed the litigation.

On September 16, 2010, Blue String Ventures, Inc., or Blue String, filed a lawsuit against Cash America International, Inc. d/b/a CashNetUSA in the U.S. District Court for the District of Nevada. The lawsuit alleges breach of contract and breach of the covenant of good faith and fair dealing as a result of an alleged failure to purchase two domain names from Blue String for $2.8 million. The complaint seeks damages or, in the alternative, specific performance of the alleged agreement, as well as pre- and post-judgment interest and attorneys’ fees and costs. This lawsuit is related to the Company’s business, and the Company is responsible for defending this lawsuit and for any liabilities that may arise, if any. The defendant filed a motion for summary judgment, which was denied in September 2011. Blue String filed a motion for partial summary judgment in August 2011, which the court denied in November 2011. Trial has been scheduled to begin in May 2012. Neither the likelihood of an unfavorable outcome nor

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the ultimate liability, if any, with respect to the Blue String matter can be determined at this time. The Company believes that the plaintiff’s claims in this suit are without merit and intends to vigorously defend this lawsuit. The Company believes a loss in this litigation is reasonably possible, as defined by ASC 450-20-20, and estimates the range of loss to be between $0 and $2.8 million, which does not include requests by the plaintiff for attorney’s fees or any unspecified interest. This is only an estimate and the ultimate liability, if any, could be more or less than this amount. Litigation is inherently unpredictable, and it is possible that an adverse outcome from this proceeding could exceed the amount estimated in an amount that could be material to the Company’s financial condition, results of operations and cash flows.

The Company is also a defendant in certain routine litigation matters encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

12.    Employee Benefit Plans

As a subsidiary of Cash America, the employees of the Company participate in a 401(k) Savings Plan sponsored by Cash America which is open to substantially all employees. New employees are automatically enrolled in this plan unless they elect not to participate. In addition, as a subsidiary of Cash America, the Company participates in the Cash America International, Inc. Nonqualified Savings Plan, which is available to certain members of management. Participants may contribute up to 75% of their earnings to these plans subject to regulatory and other plan restrictions. The Company makes matching cash contributions of 50% of each participant’s contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. Cash America’s contribution on behalf of the Company’s employees to the 401(k) Savings Plan and the Nonqualified Savings Plan was $0.8 million for the year ended December 31, 2011 and $0.5 million for each of the years ended December 31, 2010 and 2009.

Also, as a subsidiary of Cash America, certain officers of the Company participate in Cash America’s Supplemental Executive Retirement Plan (“SERP”), which was established in 2003. Under this defined contribution plan, the Company makes an annual supplemental cash contribution to the SERP based on the objectives of the plan as approved by the Management Development and Compensation Committee of the Board of Directors of Cash America. The Company recorded compensation expense of $0.2 million for contributions to the SERP for each of the years ended December 31, 2011, 2010 and 2009.

The Nonqualified Savings Plan and the SERP are non-qualified tax-deferred plans. Benefits under the Nonqualified Savings Plan and the SERP are unfunded. The Company holds securities, which are classified as trading securities, and the unrealized gains and losses on these securities are netted with the costs of the plans in administration expenses in the consolidated statements of income. The SERP and the Nonqualified Savings Plan do not provide for accelerated vesting as a result of the separation of the Company into a separate publicly traded company.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts included in the consolidated balance sheets relating to the Nonqualified Savings Plan and the SERP were as follows (dollars in thousands):

	As of December 31,
	2011	2010
Prepaid expenses and other assets	$477	$454
Accounts payable and accrued expenses	629	617

In January 2011, the Management Development and Compensation Committee of Cash America’s Board of Directors approved a grant of Performance Units under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended, or the Cash America LTIP, that will be paid solely in cash to the Company’s named executive officers and certain of its other employees. The Performance Units vest over a three-year period on each of January 1, 2012, 2013 and 2014, subject to continued employment with Cash America and the satisfaction of certain conditions related to an increase in the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) each year over a three-year period ending December 31, 2013. Payments for all Performance Units that vest will be made within a reasonable period of time each year following certification of the applicable performance results by the Management Development and Compensation Committee of the Cash America Board of Directors. The unit value of each Performance Unit will be based on a percentage of the yearly increase in EBITDA over the prior year divided by 33,333 (or 33,334 in the case of the third vesting date, which is one-third of the total Performance Units that could be granted in 2011). In addition, the Performance Unit award agreement for Timothy S. Ho, the Company’s President and Chief Executive Officer, contains a “clawback” provision that allows Cash America to recoup all or some of the payments made under certain circumstances when there is a material restatement of Cash America’s financial results. The agreements relating to awards granted under the Cash America LTIP provide that the vesting and payment of awards that are outstanding and scheduled to vest within 12 calendar months following the date of a change in control shall become 100% vested. For Performance Units vesting in 2013 and 2014, the Company’s EBITDA must achieve certain thresholds before payments will be made. The Company recorded compensation expense of $4.1 million related to the Performance Unit awards granted in January 2011 under the Cash America LTIP for the year ended December 31, 2011.

Cash America established the 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2008 LTIP”) to grant awards to full-time administrative or management employees of the Company’s subsidiary, CashNetUSA or its subsidiaries and affiliates. Under the CashNetUSA 2008 LTIP, Cash America could award units that were payable in cash or common stock of Cash America. Under the CashNetUSA 2008 LTIP, units vested in increments of 33 1/3% on each of the first three anniversaries of the grant date of the award. A portion of the vested units was payable shortly after each of the first two vesting dates. Payment was contingent upon an increase in the Company’s EBITDA for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding each vesting date. In addition, no amount was to be paid to a participant who was an officer of the Company on the date the award was granted unless the compounded annual growth rate of the Company’s EBITDA for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding the applicable vesting date equaled or exceeded 20%. Any officer that did not receive partial payment for his vested units due to this requirement would be eligible for partial or full payment of such vested units on the next vesting dates, if any. The agreements relating to awards granted under the CashNetUSA 2008 LTIP provided that the vesting and payment of awards would be accelerated if there is a change-in-control. In addition, for acceleration to occur under the CashNetUSA 2008 LTIP with respect to awards granted to officers, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compounded annual growth rate of the CashNetUSA EBITDA required in the plan must be met. The Company recorded compensation (benefit) expense of $(0.2) million, $6.2 million and $1.2 million related to the CashNetUSA 2008 LTIP for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash America established the 2007 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2007 LTIP”). All grants made under the CashNetUSA 2007 LTIP were made in units that were payable in cash. The Company recorded compensation expense of $0.6 million and $0.4 million related to the CashNetUSA 2007 LTIP for the years ended December 31, 2010 and 2009, respectively. No expense was recorded for the year ended December 31, 2011.

For the years ended December 31, 2011 and 2010, the Company paid $6.3 million and $2.5 million, respectively, in cash for units under the CashNetUSA 2008 LTIP and CashNetUSA 2007 LTIP plans, which vested on or before those dates. An immaterial amount of payments were made under these plans in 2009. Except for a small number of immaterial grants, these plans were terminated in January 2011 in exchange for early payment of prorated value for outstanding unvested units under these plans plus a grant of Performance Units under the Cash America LTIP.

13.    Derivative Instruments

Cash America uses forward currency exchange contracts to minimize the effects of foreign currency risk in the United Kingdom and Australia. The forward currency exchange contracts are non-designated derivatives. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction (loss) gain” in the Company’s consolidated statements of income. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The notional amounts recorded by Cash America were $80.4 million and $38.6 million at December 31, 2011 and 2010, respectively. There were no foreign currency forward contracts outstanding at December 31, 2009. Neither Cash America nor the Company currently manages its exposure to risk from foreign currency exchange rate fluctuations through the use of forward currency exchange contracts in Canada.

The following table presents information on the effect of derivative instruments on the consolidated results of operations and accumulated other comprehensive income (loss) (“OCI”) for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	Gains (Losses) Recognized in Income Year Ended December 31,			Gains (Losses) Recognized in OCI Year Ended December 31,			Gains (Losses) Reclassified From OCI into Income Year Ended December 31,
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Non-designated derivatives:
Forward currency exchange contracts (1)	$1,856	$(359)	$—	$—	$—	$—	$—	$—	$—

Total	$1,856	$(359)	$—	$—	$—	$—	$—	$—	$—

(1)	The gains (losses) on these derivatives substantially offset the (losses) gains on the hedged portion of foreign intercompany balances.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    Stock-Based Compensation

Cash America has granted restricted stock units (“RSUs”, or singularly, “RSU”) to certain Company officers, which were granted under the Cash America LTIP. Each vested RSU entitles the holder to receive a share of the common stock of Cash America. For Company officers and certain employees, the vested RSUs are to be issued upon vesting. At December 31, 2011, the outstanding RSUs granted to Company officers and certain employees had original vesting periods of three or four years. For purposes of ASC 718-10-30, the grant date fair value of RSUs is based on Cash America’s closing stock price on the day before the grant date, and the grant date fair value of performance RSUs is based on the maximum amount of the award expected to be achieved, which management estimates is the most probable outcome as of the grant date. The amount attributable to RSU grants is amortized to expense over the vesting periods. The agreements relating to awards granted under the Cash America LTIP provide that the vesting and payment of awards would be accelerated if there is a change-in-control.

The following table summarizes the restricted stock unit activity during 2011, 2010 and 2009:

	Year Ended December 31,
	2011		2010		2009
	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant
Outstanding at beginning of year	3,680	$32.05	6,543	$32.38	12,020	$32.64
Units granted	15,548	39.66	—	—	—	—
Shares issued	(2,197)	33.82	(2,863)	32.80	(3,687)	32.92
Units forfeited	(364)	29.43	—	—	(1,790)	33.03

Outstanding at end of year	16,667	38.97	3,680	32.05	6,543	32.38

Units vested at end of year	—	$—	—	$—	—	$—

Compensation expense related to RSUs totaling $0.2 million ($0.1 million net of related taxes), $0.1 million ($48 thousand net of related taxes) and $0.1 million ($61 thousand net of related taxes) was recognized for 2011, 2010 and 2009, respectively. Total unrecognized compensation cost related to RSUs at December 31, 2011 was $0.4 million, which will be recognized over a weighted average period of approximately 2.7 years. The outstanding RSUs had an aggregate intrinsic value of $0.8 million at December 31, 2011.

15.    Related Party Transactions

At December 31, 2011 and 2010, respectively, the Company had outstanding unsecured Affiliate Notes of $410.8 million and $270.3 million, of which $299.9 million and $235.3 million related to the CashNet Note and $35.9 million and $35.0 million related to the Debit Plus Note. In addition, at December 31, 2011, the 2011 Note was outstanding. See Note 9 for further discussion of these notes.

Administration expenses include allocations by Cash America of $18.0 million, $14.3 million and $10.5 million for 2011, 2010 and 2009, respectively.

The Company participates in a 401(k) Savings Plan, a non-qualified savings plan and the SERP for certain officers which are sponsored by Cash America and described in Note 12.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function. See Note 13.

The Company pays Cash America compensation for loans made to or arranged for customers who were referred from Cash America. The Company paid $1.2 million, $1.0 million and $0.8 million for the years ended December 31, 2011, 2010 and 2009, respectively, pursuant to this arrangement.

On December 22, 2011, the Company purchased from Cash America preferred stock representing a minority interest in a small consumer finance company. The purchase price of $5.0 million was paid to Cash America through borrowings under an affiliate note payable. The purchase price represents the amount Cash America paid to originally purchase the minority interest in March 2011. Cash America sold the Company the minority interest, in part, to more effectively align this asset with the assets held by its short-term consumer loan subsidiaries.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America. See Note 11.

16.    Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31 (dollars in thousands):

	Year Ended December 31,

	2011	2010	2009
Cash paid during the year for:
Affiliate interest	$—	$—	$—
Income taxes remitted to affiliate	37,045	6,400	13,910
Non-cash investing and financing activities:
Consumer loans renewed	562,014	405,381	321,946
Capitalized interest on software development	—	—	—
Investment in non-marketable equity securities	5,000	—	—
Dividend and Promissory note to Cash America	75,000	—	—

17.    Operating Segment Information

The Company provides online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada and has one operating segment, which is composed of the Company’s domestic and foreign operations. The Company has aggregated all components of its business into a single operating segment based on the similarities of the economic characteristics, the nature of the products and services, the nature of the production and distribution methods, the type of customer and the nature of the regulatory environment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash America allocates corporate administrative expenses to each of its operating segments based on personnel expenses at each segment. The Company allocates certain additional administrative expenses between the domestic and foreign components based on the dollar amount of customer transactions. The following tables present operating income, separated between domestic and foreign, for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands).

	Domestic	Foreign	Total

Year Ended December 31, 2011
Revenue	$254,752	$225,588	$480,340
Cost of Revenue	90,535	111,152	201,687

Gross Profit	164,217	114,436	278,653
Expenses
Marketing	36,871	36,458	73,329
Operations and technology	28,702	25,904	54,606
Administration	36,818	26,348	63,166
Depreciation and amortization	10,413	850	11,263

Total Expenses	112,804	89,560	202,364

Income from Operations	$51,413	$24,876	$76,289

Affiliate interest expense	$(14,614)	$(2,806)	$(17,420)
Provision for income taxes	13,576	7,774	21,350
Expenditures for property and equipment	13,866	1,207	15,073

As of December 31, 2011
Total Assets	$398,663	$135,774	$534,437
Goodwill			255,786

Year Ended December 31, 2010
Revenue	$276,295	$102,022	$378,317
Cost of Revenue	116,246	48,711	164,957

Gross Profit	160,049	53,311	213,360
Expenses
Marketing	40,187	19,010	59,197
Operations and technology	27,890	13,093	40,983
Administration	37,541	12,711	50,252
Depreciation and amortization	8,283	276	8,559

Total Expenses	113,901	45,090	158,991

Income from Operations	$46,148	$8,221	$54,369

Affiliate interest expense	$(13,701)	$(1,804)	$(15,505)
Provision for income taxes	11,905	2,278	14,183
Expenditures for property and equipment	9,710	2,977	12,687

As of December 31, 2010
Total Assets	$359,964	$61,803	$421,767
Goodwill			255,786

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Domestic	Foreign	Total

Year Ended December 31, 2009
Revenue	$214,479	$40,498	$254,977
Cost of Revenue	89,577	19,597	109,174

Gross Profit	124,902	20,901	145,803
Expenses
Marketing	25,985	6,790	32,775
Operations and technology	22,584	7,331	29,915
Administration	32,227	3,867	36,094
Depreciation and amortization	7,250	47	7,297

Total Expenses	88,046	18,035	106,081

Income from Operations	$36,856	$2,866	$39,722

Affiliate interest expense	$(11,209)	$(643)	$(11,852)
Provision for income taxes	9,389	816	10,205
Expenditures for property and equipment	12,120	240	12,360

Geographic Information

The following table presents the Company’s revenue and long-lived assets by geographic region for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	Year Ended December 31,
	2011	2010	2009
Revenue
United States	$254,752	$276,295	$214,479
United Kingdom	211,915	96,222	39,594
Other foreign countries	13,673	5,800	904

Total Revenue	$480,340	$378,317	$254,977

The Company’s long-lived assets, which consist of the Company’s property and equipment, were $36.7 million and $31.6 million at December 31, 2011 and 2010, respectively. The operations for the Company’s domestic and foreign businesses are primarily located within the United States, and the value of any long-lived assets located outside of the United States is immaterial.

18.     Fair Value Measurements

Recurring Fair Value Measurements

In accordance with ASC 820-10, Fair Value Measurements and Disclosures, the Company’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010 are as follows (dollars in thousands):

	December 31, 2011	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets
Nonqualified savings plan assets(1)	$477	$477	$—	$—

Total	$477	$477	$—	$—

	December 31, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets
Nonqualified savings plan assets(1)	$454	$454	$—	$—

Total	$454	$454	$—	$—

(1)	The non-qualified savings plan assets have an offsetting liability of equal amount, which is included in “Accounts payable and accrued expenses” in the Company’s consolidated balance sheets.

The fair value of the nonqualified savings plan assets is measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable. During the years ended December 31, 2011 and 2010, there were no transfers of assets in or out of Level 1 fair value measurements. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included in the consolidated statements of income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Fair Value Disclosures

The carrying amounts and estimated fair values of financial instruments at December 31, 2011 and 2010 were as follows (dollars in thousands):

	As of December 31,
	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash	$38,160	$38,160	$19,187	$19,187
Consumer loans, net	163,933	163,933	90,355	90,355
Non-marketable equity securities	5,000	(1)	—	—
Financial liabilities
Affiliate notes payable	$410,815	$446,772	$270,269	(2)

(1)	Non-marketable equity securities, which are accounted for on a cost basis, represent the Company’s minority interest in a small consumer finance company that is not publicly traded, and therefore, it is not practicable to estimate the fair value for this asset for the period presented. Additional information is contained in Note 15.
(2)	The Affiliate Notes are related party transactions for which the Company did not have market participant data as of December 31, 2010, and therefore, it is not practicable to estimate the fair value for these liabilities for the period presented. Additional information on the carrying amount, interest rates and maturity dates is contained in Note 9.

Since cash and most consumer loans generally have relatively short maturity periods, their fair value approximates their carrying value.

The fair values of the Company’s Affiliate Notes at December 31, 2011 are estimated based on the market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    Quarterly Financial Data (Unaudited)

The Company’s operations are subject to seasonal fluctuations. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to customers’ receipt of income tax refunds. Typically, the Company’s cost of revenue, which represents its loan loss provision, is lowest as a percentage of revenue in the first quarter of each year. The following is a summary of the quarterly results of operations for the years ended December 31, 2011 and 2010 (dollars in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
Total Revenue	$97,833	$105,439	$130,648	$146,420
Cost of Revenue	36,317	40,373	53,063	71,934

Gross Profit	$61,516	$65,066	$77,585	$74,486

Net Income	$10,420	$8,737	$11,329	$6,546
Diluted net income per share(1)	$0.32	$0.26	$0.34	$0.20
Diluted weighted average common shares(2)	33,000	33,000	33,000	33,000

2010
Total Revenue	$81,214	$89,285	$105,895	$101,923
Cost of Revenue	30,907	39,915	46,170	47,965

Gross Profit	$50,307	$49,370	$59,725	$53,958

Net Income	$8,957	$4,357	$6,988	$4,519
Diluted net income per share(1)	$0.27	$0.13	$0.21	$0.14
Diluted weighted average common shares(2)	33,000	33,000	33,000	33,000

(1)	The sum of the quarterly net income per share amounts may not total to each full year amount presented in the Company’s financial statements because these computations are made independently for each quarter and for the full year and take into account the weighted average number of common shares outstanding for each period.
(2)	See Note 2 for Basis of Presentation.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    Pro Forma Earnings Per Share (Unaudited)

Pro forma basic and diluted earnings per share were computed to give effect to the application of the net proceeds of this offering, assuming an offering price of $                per share, which is the midpoint of the price range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, to reduce the outstanding balance of the Affiliate Notes due to Cash America as if this transaction had occurred on January 1, 2011. Basic and diluted pro forma earnings per share are the same, as there are no potentially dilutive shares. The following table presents the calculation of unaudited basic and diluted pro forma net income per share (in thousands, except per share data):

	Year Ended December 31,
	2011
Numerator:
Net Income		$37,032
Pro forma adjustment to eliminate interest expense on outstanding borrowings to be repaid with the proceeds from the initial public offering
Tax impact of the pro forma adjustments calculated at the statutory rate

Net income used to compute pro forma net income per share	$

Denominator:
Weighted average shares used to compute basic and diluted net income per share		33,000

Pro forma adjustment to reflect shares issued to repay outstanding borrowings

Weighted average shares used to compute pro forma basic and diluted net income per share

Pro forma net income per share (unaudited)
Basic	$
Diluted	$

21.    Subsequent Events

Subsequent events have been reviewed through February 28, 2012, the date these financial statements were available to be issued.

Until                     , 2012, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table presents the costs and expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered hereby. Except as otherwise noted, we will pay all of these amounts. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee.

SEC registration fee		$58,050
FINRA filing fee		50,500
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$

*	To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action

Information not required in prospectus

or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b).

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions (1) which breached the director’s duty of loyalty to the corporation or its stockholders, (2) which were not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL, or (4) from which the director derived an improper personal benefit.

Our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our certificate of incorporation also provides that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors, officers employees or agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by us to the fullest extent permitted by the DGCL. This right to indemnification also includes the right to be paid the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

Our certificate of incorporation provides that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the DGCL. We may obtain directors’ and officer’ insurance to cover our directors and officers for certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America has engaged in its online financial services business prior to the contribution in exchange for 33 million shares of our common stock. Except for the issuance of these 33 million shares of our common stock to Cash America, we have not issued any securities in unregistered transactions. The issuance of our common stock to Cash America was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Information not required in prospectus

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.    The exhibits are incorporated by reference to the Exhibit Index attached hereto and made a part hereof by reference.

(b) Financial Statements.    See page F-1 for an index of the financial statements and financial statement schedules included in the Registration Statement.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on April 9, 2012.

ENOVA INTERNATIONAL, INC.

By:	/s/ Timothy S. Ho
Timothy S. Ho
President and Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel R. Feehan and Timothy S. Ho, or each of them individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel R. Feehan Daniel R. Feehan	Director, Executive Chairman of the Board of Directors	April 9, 2012

/s/ Timothy S. Ho Timothy S. Ho	Director, President and Chief Executive Officer (Principal Executive Officer)	April 9, 2012

/s/ Kenneth Schultz Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)	April 9, 2012

* Albert Goldstein	Director	April 9, 2012

* Roy A. Guthrie	Director	April 9, 2012

* Dean W. Hatton	Director	April 9, 2012

Signatures

Signature	Title	Date

* James G. Kelly	Director	April 9, 2012

/s/ Thomas A. Bessant, Jr. Thomas A. Bessant, Jr.	Director and Vice President—Finance	April 9, 2012

/s/ J. Curtis Linscott J. Curtis Linscott	Director and Vice President and Assistant Secretary	April 9, 2012

/s/ David J. Clay David J. Clay	Director and Vice President—Finance Administration	April 9, 2012

*By:	/s/Daniel R. Feehan
Daniel R. Feehan
Attorney-in-Fact

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Index to exhibits

Exhibit Number	Description

1.1 *	Form of Underwriting Agreement

3.1 ^	Form of Amended and Restated Certificate of Incorporation of the registrant

3.2 ^	Form of Amended and Restated Bylaws of the registrant

4.1 †	Specimen common stock certificate

5.1 *	Opinion of Hunton & Williams LLP

10.1 †	Form of Separation Agreement

10.2 †	Form of Transition Services Agreement

10.3 †	Form of Registration Rights Agreement

10.4 †	Form of Tax Sharing Agreement

10.5 †	Form of Employee Matters Agreement

10.6 *	Form of Credit Underwriting Services Agreement

10.7 *	Form of Marketing and Customer Referral Agreement

10.8 †	Lease dated April 27, 2006 between 200 West Jackson – VEF VI, LLC, CNU Online Holdings, LLC and Cash America International, Inc., as amended on September 27, 2006, December 21, 2006, January 30, 2007, December 6, 2010 and December 20, 2011

10.9 †	Lease Agreement dated March 17, 2009 between Crown Grand Tri-State LLC and Cash America International, Inc., as amended on September 16, 2009

10.10†	Administrative Credit Services Agreement dated November 15, 2006 between NCP Finance Limited Partnership and Cash America Net of Texas, LLC

10.11†	Second Amendment of Lease to the Lease Agreement dated March 17, 2009 between Crown Grand Tri-State LLC and Cash America International, Inc.

10.12†	Form of Enova International, Inc. 2012 Long-Term Incentive Plan

10.13†	Form of Enova International, Inc. Supplemental Executive Retirement Plan

10.14†	Form of Enova International, Inc. Executive Change-In-Control Severance and Restrictive Covenant Agreement for Chief Executive Officer

10.15†	Form of Enova International, Inc. Executive Change-In-Control Severance and Restrictive Covenant Agreement for Executive Officers

10.16†	Form of Enova International, Inc. Severance Pay Plan for Executives

10.17†	Form of Enova International, Inc. Senior Executive Bonus Plan

10.18†	Form of Enova International, Inc. Nonqualified Savings Plan

10.19†	Form of Enova International, Inc. 2012 Long-Term Incentive Plan Award Agreement for Special Grant of Nonqualified Stock Option with a Limited Stock Appreciation Right

10.20*	Form of Enova International, Inc. 2012 Long-Term Incentive Plan Award Agreement for 2012 Annual Grant of Restricted Stock Units

10.2†	Form of Enova International, Inc. 2012 Long-Term Incentive Plan Award Agreement for Special Grant of Restricted Stock Units to Directors

10.22*	Form of Enova International, Inc. 2012 Long-Term Incentive Plan Award Agreement for 2012 Annual Grant of Nonqualified Stock Option with a Limited Stock Appreciation Right

Index to exhibits

Exhibit Number	Description

10.23	Credit Agreement dated as of March 30, 2011 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., Wells Fargo Bank, National Association, and certain lenders named therein

10.24	Standby Letter of Credit Agreement dated as of March 30, 2011 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., and Wells Fargo Bank, National Association(#)

10.25	First Amendment to Credit Agreement dated as of November 29, 2011 among Cash America International, Inc., the Guarantors (which are certain of the subsidiaries of Cash America International, Inc., including Enova International, Inc.), Wells Fargo Bank, National Association and certain lenders named therein

10.26	Second Amendment to Credit Agreement dated as of November 29, 2011 among Cash America International, Inc., the Guarantors (which are certain of the subsidiaries of Cash America International, Inc., including Enova International, Inc.), Wells Fargo Bank, National Association and certain lenders named therein

10.27	Note Agreement dated as of December 28, 2005 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000(#)

10.28	Joint and Several Guaranty dated December 28, 2005 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., guaranteeing the obligations under the Note Agreement dated as of December 28, 2005 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000

10.29	Subrogation and Contribution Agreement dated December 28, 2005 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., executed in connection with the Note Agreement dated as of December 28, 2005 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000

10.30	Amendment No. 1 dated December 11, 2008 to Note Agreement dated as of December 28, 2005 among Cash America International, Inc. and the purchasers named therein

10.31	Note Purchase Agreement dated as of December 19, 2006 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.09% Series A Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000

10.32	Joint and Several Guaranty dated December 19, 2006 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., guaranteeing the obligations under the Note Purchase Agreement dated as of December 19, 2006 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.09% Series A Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000

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Index to exhibits

Exhibit Number		Description

10.33		Subrogation and Contribution Agreement dated December 19, 2006 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., executed in connection with the Note Purchase Agreement dated as of December 19, 2006 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 6.09% Series A Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000

10.34		Amendment No. 1 dated December 11, 2008 to Note Purchase Agreement dated as of December 19, 2006 among Cash America International, Inc. and the purchasers named therein

10.35		Note Purchase Agreement dated January 28, 2010 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 7.26% Senior Notes due January 28, 2017 in the aggregate principal amount of $25,000,000(#)

10.36		Joint and Several Guaranty dated January 28, 2010 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., guaranteeing the obligations under the Note Purchase Agreement dated January 28, 2010 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 7.26% Senior Notes due January 28, 2017 in the aggregate principal amount of $25,000,000

10.37		Subrogation and Contribution Agreement dated January 28, 2010 among Cash America International, Inc. and certain of its subsidiaries, including Enova International, Inc., executed in connection with the Note Purchase Agreement dated January 28, 2010 among Cash America International, Inc. and the purchasers named therein for the issuance of Cash America International, Inc.’s 7.26% Senior Notes due January 28, 2017 in the aggregate principal amount of $25,000,000

10.38	*	Credit Agreement dated April , 2012 between Enova International, Inc. and certain of its subsidiaries and Cash America International, Inc.

21.1	^	List of Subsidiaries of the Registrant

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page of Amendment No. 3 to Form S-1)

*	To be filed by amendment.
†	Previously filed.
^	Replaces the previously filed exhibit.
#	Pursuant to 17 CFR 240.24b-2, portions of this exhibit have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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